# MGIC Investment Corporation

[redacted]

12026415

# Notice of 2012 Annual Meeting and Proxy Statement

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# 2011 Annual Report to Shareholders



**MGIC Investment Corporation**

March 26, 2012

Dear Shareholder:

It is my pleasure to invite you to attend our Annual Meeting of Shareholders to be held on Thursday, April 26, 2012, in the Bradley Pavilion of the Marcus Center for the Performing Arts in Milwaukee, Wisconsin.

At our meeting this year, we will ask shareholders to:

- elect five directors,
- approve an amendment to our Articles of Incorporation to increase our authorized Common Stock from 460,000,000 shares to 680,000,000 shares,
- conduct an advisory vote to approve our executive compensation, and
- ratify for 2012 the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm.

We will also report on our business.

Your vote is important. Even if you plan to attend the meeting, we encourage you to vote as soon as possible. You may vote by telephone, over the Internet or by mail. Please read our proxy statement for more information about our meeting and the voting process.

Our Annual Report to Shareholders, which follows the proxy statement in this booklet, is a separate report and is not part of this proxy statement.

Sincerely,

Curt S. Culver

Curt S. Culver
Chairman and
Chief Executive Officer

## IMPORTANT VOTING INFORMATION

If you hold your shares in "street name," meaning your shares are held in a stock brokerage account or by a bank or other nominee, you will have received a voting instruction form from that nominee containing instructions that you must follow in order for your shares to be voted. If you do not transmit your voting instructions before the Annual Meeting, your nominee can vote on your behalf on only the matter considered to be routine, which is the ratification of the appointment of our independent registered public accounting firm.

The following matters are NOT considered routine: election of directors, approval of an amendment to our Articles of Incorporation to increase our authorized Common Stock, and the advisory vote to approve our executive compensation. Your nominee is not permitted to vote on your behalf on such matters unless you provide specific instructions by following the instructions from your nominee about voting your shares and by completing and returning the voting instruction form. For your vote to be counted on such matters, you will need to communicate your voting decisions to your bank, broker or other nominee before the date of the Annual Meeting.

### Your Participation in Voting the Shares You Own is Important

Voting your shares is important to ensure that you have a say in the governance of your company and to fulfill the objectives of the majority voting standard that we apply in the election of directors. Please review the proxy materials and follow the relevant instructions to vote your shares. We hope you will exercise your rights and fully participate as a shareholder in the future of MGIC Investment Corporation.

### More Information is Available

If you have any questions about the proxy voting process, please contact the bank, broker or other nominee through which you hold your shares. The SEC also has a website (www.sec.gov/spotlight/proxymatters.shtml) with more information about voting at annual meetings. Additionally, you may contact our Investor Relations personnel at (414) 347-6480.

## IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 26, 2012

**Our proxy statement and 2011 Annual Report to Shareholders are available at http://mtg.mgic.com/proxyinfo. Your vote is very important. Whether or not you plan to attend the Annual Meeting, we hope you will vote as soon as possible. You may vote your shares via a toll-free telephone number, over the Internet, or by completing, signing, dating and returning your proxy card or voting instruction form in the pre-addressed envelope provided. No postage is required if your proxy card or voting instruction form is mailed in the United States. If you attend the meeting, you may vote in person, even if you have previously voted by telephone, over the Internet or by mailing your proxy card. If you hold your shares through an account with a brokerage firm, bank or other nominee, please follow the instructions you receive from them to vote your shares.**

## MGIC INVESTMENT CORPORATION

## NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
**April 26, 2012**

To Our Shareholders:

The Annual Meeting of Shareholders of MGIC Investment Corporation will be held in the Bradley Pavilion of the Marcus Center for the Performing Arts, 929 North Water Street, Milwaukee, Wisconsin, on April 26, 2012, at 9:00 a.m., to vote on the following matters:

(1) Election of the five directors named in the proxy statement, each for a one-year term;

(2) Approval of an amendment to our Articles of Incorporation to increase our authorized Common Stock from 460,000,000 shares to 680,000,000 shares;

(3) An advisory vote to approve our executive compensation;

(4) Ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2012; and

(5) Any other matters that properly come before the meeting.

Only shareholders of record at the close of business on March 2, 2012, will be entitled to vote at the Annual Meeting and any postponement or adjournment of the meeting.

By Order of the Board of Directors

Jeffrey H. Lane, Secretary
March 26, 2012

**YOUR VOTE IS IMPORTANT**
**PLEASE PROMPTLY VOTE VIA TOLL-FREE TELEPHONE NUMBER, OVER THE INTERNET OR BY COMPLETING, SIGNING, DATING AND RETURNING YOUR PROXY CARD OR VOTING INSTRUCTION FORM**

# MGIC INVESTMENT CORPORATION
# PROXY STATEMENT
# TABLE OF CONTENTS

**MGIC Investment Corporation**
**P.O. Box 488**
**MGIC Plaza, 250 East Kilbourn Avenue**
**Milwaukee, WI 53201**

**Proxy Statement**

Our Board of Directors is soliciting proxies for the Annual Meeting of Shareholders to be held at 9:00 a.m., Thursday, April 26, 2012, in the Bradley Pavilion of the Marcus Center for the Performing Arts, 929 North Water Street, Milwaukee, Wisconsin, and at any postponement or adjournment of the meeting. In this proxy statement we sometimes refer to MGIC Investment Corporation as "the Company," "we" or "us." This proxy statement and the enclosed form of proxy are being mailed to shareholders beginning on March 26, 2012. Our Annual Report to Shareholders for the year ended December 31, 2011, which follows the proxy statement in this booklet, is a separate report and is not part of this proxy statement. If you have any questions about attending our Annual Meeting, you can call our Investor Relations personnel at (414) 347-6480.

## ABOUT THE MEETING AND PROXY MATERIALS

### What is the purpose of the Annual Meeting?

At our Annual Meeting, shareholders will act on the matters outlined in our notice of meeting preceding the Table of Contents, including the election of the five directors named in the proxy statement, approval of an amendment to our Articles of Incorporation to increase our authorized Common Stock from 460,000,000 shares to 680,000,000 shares, an advisory vote to approve our executive compensation and ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2012. In addition, management will report on our performance during the last year and, after the meeting, respond to questions from shareholders.

### Who is entitled to vote at the meeting?

Only shareholders of record at the close of business on March 2, 2012, the record date for the meeting, are entitled to receive notice of and to participate in the Annual Meeting. For each share of Common Stock that you held on that date, you are entitled to one vote on each matter considered at the meeting. On the record date, 202,030,282 shares of Common Stock were outstanding and entitled to vote.

### What is a proxy?

A proxy is another person you legally designate to vote your shares. If you designate someone as your proxy in a written document, that document is also called a proxy or a proxy card.

### How do I vote my shares?

If you are a shareholder of record, meaning your shares are registered directly in your name with Wells Fargo Bank Minnesota, N.A., our stock transfer agent, you may vote your shares in one of three ways:

- **By Telephone** — Shareholders of record who live in the United States or Canada may submit proxies by telephone by calling 1-800-560-1965 and following the instructions. Shareholders of record must have the control number that appears on their proxy card available when voting.

- **By Internet** — Shareholders may submit proxies over the Internet by following the instructions on the proxy card.

- **By Mail** — Shareholders may submit proxies by completing, signing and dating their proxy card and mailing it in the accompanying pre-addressed envelope.

If you attend the meeting, you may withdraw your proxy and vote your shares in person.

If you hold your shares in "street name," meaning your shares are held in a stock brokerage account or by a bank or other nominee, your broker or nominee has enclosed or provided a voting instruction form for you to use to direct the broker or nominee how to vote your shares. Certain of these institutions offer telephone and Internet voting.

If you hold shares as a participant in our Profit Sharing and Savings Plan, you may instruct the plan trustee how to vote those shares in any one of three ways:

- **By Telephone** — If you live in the United States or Canada, you may submit a proxy by telephone by calling 1-800-560-1965 and following the instructions. You must have the control number that appears on your proxy card available when voting.

- **By Internet** — You may submit a proxy over the Internet by following the instructions on the proxy card.

- **By Mail** — You may submit a proxy by completing, signing and dating your proxy card and mailing it in the accompanying pre-addressed envelope.

The plan trustee will vote shares held in your account in accordance with your instructions and the plan terms. The plan trustee may vote the shares for you if your instructions are not received at least five days before the Annual Meeting date.

Please contact our Investor Relations personnel at (414) 347-6480 if you would like directions on attending the Annual Meeting and voting in person. At our meeting, you will be asked to show some form of identification (such as your driving license).

**Can I change my vote after I return my proxy card?**

Yes. If you are a shareholder of record, you can revoke your proxy at any time before your shares are voted by advising our corporate Secretary in writing, by granting a new proxy with a later date, or by voting in person at the meeting. If your shares are held in street name by a broker, bank or nominee, or in our Profit Sharing and Savings Plan, you must follow the instructions of the broker, bank, nominee or plan trustee on how to change your vote.

**How are the votes counted?**

A quorum is necessary to hold the meeting and will exist if a majority of the 202,030,282 shares of Common Stock outstanding on the record date are represented, in person or by proxy, at the meeting. Votes cast by proxy or in person at the meeting will be counted by Wells Fargo Bank Minnesota, N.A., which has been appointed by our Board to act as inspector of election for the meeting.

Shares represented by proxy cards marked "Abstain" for any matter will be counted to determine the presence of a quorum, but will not be counted as votes for or against that matter. "Broker non-votes," which occur when a broker or other nominee does not vote on a particular matter because the broker or other nominee does not have authority to vote without instructions from the beneficial owner of the shares and has not received such instructions, will be counted for quorum purposes but will not be counted as votes for or against any matter. Brokers and other nominees have discretionary authority to vote shares without instructions from the beneficial owner of the shares only for matters considered routine. For the 2012 Annual Meeting, nominees will only have discretionary authority to vote shares on the ratification of the appointment of the independent registered public accounting firm without instructions from the beneficial owner.

**What are the Board's recommendations?**

Our Board of Directors recommends a vote **FOR** all of the nominees for director (Item 1), **FOR** approval of an amendment to our Articles of Incorporation to increase our authorized Common Stock from 460,000,000 shares to 680,000,000 shares (Item 2), **FOR** approval of our executive compensation (Item 3), and **FOR** ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2012 (Item 4).

If you sign and return a proxy card or voting instruction form without specifying how you want your shares voted, the named proxies will vote your shares in accordance with the recommendations of the Board for all Items and in their best judgment on any other matters that properly come before the meeting.

**Will any other items be acted upon at the Annual Meeting?**

The Board does not know of any other business to be presented at the Annual Meeting. No shareholder proposals will be presented at this year's Annual Meeting.

**What are the deadlines for submission of shareholder proposals for the next Annual Meeting?**

Shareholders may submit proposals on matters appropriate for shareholder action at future Annual Meetings by following the SEC's rules. Proposals intended for inclusion in next year's proxy materials must be received by our Secretary no later than November 26, 2012.

Under our Amended and Restated Bylaws ("Bylaws"), a shareholder who wants to bring business before the Annual Meeting that has not been included in the proxy materials for the meeting, or who wants to nominate directors at the meeting, must be eligible to vote at the meeting and give written notice of the proposal to our corporate Secretary in accordance with the procedures contained in our Bylaws. Our Bylaws require that shareholders give notice to our Secretary at least 45 and not more than 70 days before the first anniversary of the date set forth in our proxy statement for the prior Annual Meeting as the date on which we first mailed such proxy materials to shareholders. For the 2013 Annual Meeting, the notice must be received by the Secretary no later than February 9, 2013, and no earlier than January 15, 2013. For director nominations, the notice must comply with our Bylaws and provide the information required to be included in the proxy statement for individuals nominated by our Board. For any other proposals, the notice must describe the proposal and why it should be approved, identify any material interest of the shareholder in the matter, and include other information required by our Bylaws.

**Who pays to prepare, mail and solicit the proxies?**

We will pay the cost of soliciting proxies. In addition to soliciting proxies by mail, our employees may solicit proxies by telephone, email, facsimile or personal interview. We have also engaged D.F. King & Co., Inc. to provide proxy solicitation services for a fee of $13,000, plus expenses such as charges by brokers, banks and other nominees to forward proxy materials to the beneficial owners of our Common Stock.

## STOCK OWNERSHIP

The following table identifies the beneficial owners of more than 5% of our Common Stock as of December 31, 2011, based on information filed with the SEC, unless more recent information filed with the SEC is available. The table also shows the amount of our Common Stock beneficially owned by our named executive officers and all directors and executive officers as a group. Unless otherwise noted, the parties listed in the table have sole voting and investment power over their shares, and information regarding our directors and named executive officers is given as of March 2, 2012. Information about the Common Stock that our directors beneficially own appears below in connection with their biographies. See "Item 1— Election of Directors."

| Name | Shares Beneficially Owned | Percent of Class |
|---|---|---|
| Old Republic International Corporation[1] 307 North Michigan Avenue Chicago, IL 60601 | 13,505,537 | 6.7% |
| Curt S. Culver[2] | 949,331 | * |
| J. Michael Lauer[2] | 568,086 | * |
| Patrick Sinks[2] | 443,387 | * |
| Jeffrey H. Lane[2] | 330,718 | * |
| Lawrence J. Pierzchalski[2] | 252,415 | * |
| All directors and executive officers as a group (17 persons)[2][3] | 3,155,712 | 1.6% |

* Less than 1%

(1) Old Republic International Corporation, which reported ownership as of January 17, 2012 on behalf of itself and several of its wholly owned subsidiaries, reported that it had shared voting and investment power for all of the shares.

(2) Includes shares that could be purchased on the record date or within 60 days thereafter by exercise of stock options granted to the executive officers: Mr. Culver — 160,000; Mr. Lauer — 54,000; Mr. Sinks — 48,000; Mr. Lane — 37,800; Mr. Pierzchalski — 54,000; and all executive officers as a group — 367,800. Also includes shares held in our Profit Sharing and Savings Plan by the executive officers: Mr. Culver — 12,696; Mr. Lauer — 53,275; Mr. Sinks — 11,733; and all executive officers as a group — 78,543. Excludes shares underlying restricted stock units ("RSUs") that cannot be settled in Common Stock within 60 days of the record date: Mr. Culver — 643,479; Mr. Lauer — 209,076; Mr. Sinks — 387,177; Mr. Lane — 209,076; Mr. Pierzchalski — 209,076; and all executive officers as a group — 1,800,175. Also includes shares for which voting and investment power are shared as follows: Mr. Lauer — 460,811, and all directors and executive officers as a group — 460,811. Excludes cash-settled restricted stock units: all executive officers as a group — 11,934.

(3) Includes an aggregate of 85,763 shares underlying RSUs held by our non-management directors, which could be settled in shares of Common Stock within 60 days of the record date. Also includes an aggregate of 14,733 restricted shares held by our non-management directors. The beneficial owners have sole voting power but no investment power over the restricted shares. Excludes an aggregate of 528,866 share units held by our non-management directors that cannot be settled in shares of Common Stock.

## ITEM 1 – ELECTION OF DIRECTORS

Our Board of Directors was previously divided into three classes, with directors in each class serving for a term of three years and one class of directors elected at each Annual Meeting. We are currently transitioning to a declassified Board and that transition will be completed at the 2013 Annual Meeting, when the remaining term of all directors will be one year.

Item 1 consists of the election of directors at this Annual Meeting. The Board, upon the recommendation of the Management Development, Nominating and Governance Committee (with Mr. Muma abstaining on his own nomination), has nominated Curt S. Culver, Timothy A. Holt, William A. McIntosh, Leslie M. Muma and Mark M. Zandi for re-election to the Board to serve, for one year, until our 2013 Annual Meeting of Shareholders. Mr. Holt was appointed to the Board in January 2012. An independent director recommended him for consideration by the Management Development, Nominating and Governance Committee. If any nominee is not available for election, proxies will be voted for another person nominated by the Board or the size of the Board will be reduced.

**Shareholder Vote Required**

Our Articles of Incorporation contain a majority vote standard for the election of directors in uncontested elections. Under this standard, each of the five nominees (Messrs. Culver, Holt, McIntosh, Muma and Zandi) must receive a "majority vote" at the meeting to be elected a director. A "majority vote" means that when there is a quorum present, more than 50% of the votes cast in the election of the director are cast "for" the director, with votes cast being equal to the total of the votes "for" the election of the director plus the votes "withheld" from the election of the director. Therefore, under our Articles of Incorporation, a "withheld" vote is effectively a vote "against" a nominee. Broker non-votes will be disregarded in the calculation of a "majority vote." Any incumbent director who does not receive a majority vote (but whose term as a director nevertheless would continue under Wisconsin law until his successor is elected) is required to send our Board a resignation. The effectiveness of any such resignation is contingent upon Board acceptance. The Board will accept or reject a resignation in its discretion after receiving a recommendation made by our Management Development, Nominating and Governance Committee and will promptly publicly disclose its decision regarding the director's resignation (including the reason(s) for rejecting the resignation, if applicable).

**Information About Our Directors**

The Board believes that the Board, as a whole, should possess a combination of skills, professional experience, and diversity of backgrounds necessary to oversee our business. In addition, the Board believes that there are certain attributes that every director should possess, as reflected in the Board's membership criteria. Accordingly, the Board and the Management Development, Nominating and Governance Committee consider the qualifications of directors and director candidates individually and in the broader context of the Board's overall composition and our current and future needs.

The Management Development, Nominating and Governance Committee is responsible for developing Board membership criteria and recommending these criteria to the Board. The criteria, which are set forth in our Corporate Governance Guidelines, include an inquiring and independent mind, sound and considered judgment, high standards of ethical conduct and integrity, well-respected experience at senior levels of business, academia, government or other fields, ability to commit sufficient time and attention to Board activities, anticipated tenure on the Board, and whether an individual will enable the Board to continue to have a substantial majority of independent directors.

In addition, the Management Development, Nominating and Governance Committee in conjunction with the Board periodically evaluates the composition of the Board to assess the skills and experience that are currently represented on the Board, as well as the skills and experience that the Board will find valuable in the future, given our prospective retirements due to the Board's policy that a director may not stand for election if he is age 74 or more. The Management Development, Nominating and Governance Committee seeks a variety of occupational and personal backgrounds on the Board in order to obtain a range of viewpoints and perspectives and enable the Board to have access to a diverse body of talent and expertise relevant to our activities. The Committee's and the Board's evaluation of the Board's composition enables the Board to consider the skills and experience it seeks in the Board as a whole, and in individual directors, as our needs evolve and change over time and to assess the effectiveness of the Board's efforts at pursuing diversity. In identifying director candidates from time to time, the Management Development, Nominating and Governance Committee may establish specific skills and experience that it believes we should seek in order to constitute a balanced and effective board.

In evaluating incumbent directors for renomination to the Board, as well as the skills and experience that other directors bring to the Board, the Management Development, Nominating and Governance Committee has considered a variety of factors. These include each director's independence, financial literacy, personal and professional accomplishments, tenure on the Board, experience in light of our needs, and past performance on the Board based on feedback from other Board members.

Information about our directors appears below. The biographical information is as of February 1, 2012 and, for each director, includes a discussion about the skills and qualifications that the Board has determined support the director's continued service on the Board.

## NOMINEES FOR DIRECTOR - For One-Year Term Ending 2013

| | Shares Beneficially Owned[1] |
|---|---|
|  **Curt S. Culver,** 59, a Director since 1999, has been our Chairman of the Board since January 2005 and our Chief Executive Officer since January 2000. He served as our President from January 1999 to January 2006. Mr. Culver has been Chief Executive Officer of Mortgage Guaranty Insurance Corporation ("MGIC") since January 1999 and held senior executive positions with MGIC for more than five years before then. He is also a director of Wisconsin Electric Power Company and Wisconsin Energy Corporation. Mr. Culver brings to the Board extensive knowledge of our business and operations, a long-term perspective on our strategy and the ability to lead the Company and the Board as the Company faces ongoing challenges. | 949,331[4] |
|  **Timothy A. Holt,** 59, a Director since 2012, was an executive committee member and Senior Vice President and Chief Investment Officer of Aetna, Inc., a diversified health care benefits company, when he retired in 2008 after 30 years of service. From 2004 through 2007, he also served as Chief Enterprise Risk Officer of Aetna. Prior to being named Chief Investment Officer in 1997, Mr. Holt held various senior management positions with Aetna, including Chief Financial Officer of Aetna Retirement Services and Vice President, Finance and Treasurer of Aetna. Mr. Holt served as a consultant to Aetna during 2008 and 2009 and currently provides investment consulting services to other insurance companies. Since 2008, Mr. Holt has served as a Director of Virtus Investment Partners, Inc. Mr. Holt has been designated as a Chartered Financial Analyst from the CFA Institute, a global association of investment professionals. Mr. Holt brings to the Board investment expertise, skill in assessing and managing investment and credit risk, broad-based experience in a number of areas relevant to our business, including insurance, and senior executive experience gained at a major public insurance company. | 25,316[3] |
|  **William A. McIntosh,** 72, a Director since 1996, was an executive committee member and a managing director at Salomon Brothers Inc, an investment banking firm, when he retired in 1995 after 35 years of service. In addition, during the past five years, Mr. McIntosh served as a director of Northwestern Mutual Series Fund Inc. (27 funds) (through 2009). Mr. McIntosh brings to the Board extensive experience in the financial services industry gained from his long tenure at Salomon Brothers and his service on several mutual fund boards, expertise in evaluating companies' strategies, operations and risks acquired through his work as an investment banker, and financial and accounting expertise. | 93,013[2][3] |

**Shares Beneficially Owned**[1]



**Leslie M. Muma,** 67, a Director since 1995, is retired and was Chief Executive Officer of Fiserv, Inc., a financial industry automation products and services firm, from 1999 until December 2005. He was also a director of Fiserv, Inc. through 2005. Before serving as Fiserv's Chief Executive Officer, he was its President for many years. Mr. Muma brings to the Board experience in the financial services industry acquired through a career serving as a chief executive officer and president at a financial industry automation products and services firm, as well as management and operations experience, and leadership skills.

216,287[2][3][5]



**Mark M. Zandi,** 52, a Director since 2010, is Chief Economist of Moody's Analytics, Inc., where he directs economic research and consulting. Moody's Analytics is a subsidiary of Moody's Corporation that is separately managed from Moody's Investor Services, the rating agency subsidiary of Moody's Corporation. Dr. Zandi, with his economics and residential real estate industry expertise, brings to the Board a deep understanding of the economic factors that shape our industry. In addition, Dr. Zandi has expertise in the legislative and regulatory processes relevant to our business.

36,440[3]

## DIRECTORS CONTINUING IN OFFICE - Term Ending 2013

**Shares Beneficially Owned**[1]



**James A. Abbott,** 72, a Director since 1989, has been Chairman and a principal of American Security Mortgage Corp., a mortgage banking firm, since June 1999. He served as President and Chief Executive Officer of First Union Mortgage Corporation, a mortgage banking company licensed in all 50 states and nationally ranked in the top 10 in origination and loan servicing during his tenure, from January 1980 to December 1994. Mr. Abbott brings to the Board more than 40 years of experience in the mortgage banking industry, gained through his service as chairman and as chief executive officer of two mortgage banking companies, and in banking as a member of the corporate management committee of a major bank holding company for 15 years.

74,418[2][3]

| | | Shares Beneficially Owned[1] |
|---|---|---|
|  | **Thomas M. Hagerty,** 49, a Director since 2001, has been a managing director with Thomas H. Lee Partners, L.P. and its predecessor Thomas H. Lee Company ("THL"), a private investment firm, since 1992 and has been with the firm since 1988. Mr. Hagerty previously was in the Mergers and Acquisitions Department of Morgan Stanley & Co. Incorporated. He is also a director of Ceridian Corporation, Fidelity National Financial, Inc., Fidelity National Information Services, Inc., First BanCorp. and MoneyGram International, Inc. In an attempt to preserve the value of an investment in Conseco, Inc. by an affiliate of THL, Mr. Hagerty served as the interim chief financial officer of Conseco from July 2000 until April 2001. In December 2002, Conseco filed a petition under the federal bankruptcy code. Mr. Hagerty brings to the Board experience in and knowledge of the financial services and investment industries, expertise in analyzing and monitoring substantial investment positions gained through his work in private equity, expertise in evaluating companies' strategies, operations and risks gained through his work in investment banking, and corporate governance experience acquired through his service on numerous public company boards. | 83,835[3] |
|  | **Michael E. Lehman,** 61, a Director since 2001, was the Chief Financial Officer of Palo Alto Networks, a privately-held network security firm, from April 2010 until February 2012. Prior to that, he was the Executive Vice President and Chief Financial Officer of Sun Microsystems, Inc., a provider of computer systems and professional support services, from February 2006 to January 2010, when Sun Microsystems, Inc. was acquired by Oracle Corporation. From July 2000 until his initial retirement in September 2002, he was Executive Vice President of Sun Microsystems; he was its Chief Financial Officer from February 1994 to July 2002, and held senior executive positions with Sun Microsystems for more than five years before then. Mr. Lehman brings to the Board financial and accounting knowledge gained through his service as chief financial officer of a large, multinational public company, skills in addressing the range of financial issues facing a large company with complex operations, senior executive and operational experience, and leadership skills. | 48,310[3] |

## DIRECTORS CONTINUING IN OFFICE –
## Term Ending 2014

| | Shares Beneficially Owned[1] |
|---|---|
|  **Kenneth M. Jastrow, II,** 64, a Director since 1994, has, since December 2007, been the non-executive Chairman of the Board of Forestar Group Inc. ("Forestar"), which is engaged in various real estate and natural resource businesses. From January 2000 until December 2007, Mr. Jastrow served as Chairman and Chief Executive Officer of Temple-Inland Inc. ("TI"), a paper and forest products company which during Mr. Jastrow's tenure also had interests in real estate and financial services. Mr. Jastrow currently serves as our Lead Director. He is also a director of KB Home and Genesis Energy, LLC, the general partner of Genesis Energy, LP, a publicly-traded master limited partnership. In addition, during the past five years, Mr. Jastrow served as a director of Guaranty Financial Group and its subsidiary Guaranty Bank (from December 2007 through August 2008). Mr. Jastrow brings to the Board senior executive and leadership experience gained through his service as chairman and chief executive officer at a public company with diversified business operations in sectors relevant to our operations, experience in the real estate, mortgage banking and financial services industries, and knowledge of corporate governance matters gained through his service as a non-executive chairman and on public company boards. | 99,274[2][3] |
|  **Daniel P. Kearney,** 72, a Director since 1999, has been a business consultant and private investor for more than five years. Mr. Kearney served as Executive Vice President and Chief Investment Officer of Aetna, Inc., then a provider of health and retirement benefit plans and financial services, from 1991 to 1998. He was President and Chief Executive Officer of the Resolution Trust Corporation Oversight Board from 1990 to 1991, a principal of Aldrich, Eastman & Waltch, Inc., a pension fund advisor, from 1988 to 1989, and a managing director at Salomon Brothers Inc, an investment banking firm, from 1977 to 1988. He is non-executive Chairman of the Board of MBIA, Inc. and a director of Fiserv, Inc. Mr. Kearney brings to the Board investment expertise, skill in assessing and managing investment and credit risk, broad-based experience in a number of areas relevant to our business, including insurance and financial services, and senior executive experience gained at a major public insurance company. | 202,044[3] |

| | Shares Beneficially Owned(1) |
|---|---|
|  **Donald T. Nicolaisen,** 66, a Director since 2006, was the Chief Accountant of the United States Securities and Exchange Commission from September 2003 to November 2005, when he retired from full time employment. Prior to joining the SEC, he was a Senior Partner at PricewaterhouseCoopers LLP, an accounting firm that he joined in 1967. He is also a director of Verizon Communications Inc., Morgan Stanley and Zurich Financial Services Group. Mr. Nicolaisen brings to the Board financial and accounting expertise acquired from his 36 years of service with a major public accounting firm and his tenure as Chief Accountant at the SEC, as well as an understanding of the range of issues facing large financial services companies gained through his service on the boards of public companies operating in the insurance and financial services industries. | 120,807(3) |

(1) Ownership information is as of March 2, 2012. Unless otherwise noted, all directors have sole voting and investment power with respect to the shares. Common Stock beneficially owned by each director represents less than 1% of the total number of shares outstanding.

(2) Includes 2,000 shares held under our 1993 Restricted Stock Plan for Non-Employee Directors. The directors have sole voting power and no investment power over these shares.

(3) Includes shares underlying RSUs as follows: Mr. Abbott — 3,050; Mr. Hagerty — 3,050; Mr. Jastrow — 3,050; Mr. Kearney — 3,050; Mr. Lehman — 3,050; Mr. McIntosh — 3,050; Mr. Muma — 3,050; and Mr. Nicolaisen — 1,700. Such units were issued pursuant to our RSU award program (See "Compensation of Directors — Former RSU Award Program") and could be settled in shares of Common Stock within 60 days of the record date.

Also includes the following RSUs, which are held under the Deposit Share Program for Non-Employee Directors under our 2002 Stock Incentive Plan (See "Compensation of Directors — Former Deposit Share Program") and could be settled in shares of Common Stock within 60 days of the record date: Mr. Abbott — 1,491; Mr. Hagerty — 17,105; Mr. Jastrow — 19,769; Mr. Kearney — 5,733; Mr. Muma — 4,098; and Mr. Nicolaisen — 14,517. Directors have neither voting nor investment power over the shares underlying any of these units.

Includes 6,733 shares that Mr. Jastrow held under the Deposit Share Program for Non-Employee Directors under our 1991 Stock Incentive Plan and 2002 Stock Incentive Plan. Mr. Jastrow has sole voting power and no investment power over these shares.

Also includes cash-settled share units held under our Deferred Compensation Plan (See "Compensation of Directors — Deferred Compensation Plan and Annual Grant of Share Units") over which the directors have neither voting nor investment power, as follows: Mr. Abbott — 36,440; Mr. Hagerty — 55,499; Mr. Holt — 25,316; Mr. Jastrow — 66,576; Mr. Kearney — 115,778; Mr. Lehman — 37,821; Mr. McIntosh — 36,440; Mr. Muma — 64,148; Mr. Nicolaisen — 54,408; and Dr. Zandi — 36,440.

(4) Includes 160,000 shares which Mr. Culver had the vested right to acquire as of March 2, 2012 under options granted to Mr. Culver and 12,696 shares held in our Profit Sharing and Savings Plan. Excludes 643,479 shares underlying RSUs awarded under our 2002 Stock Incentive Plan and 2011 Omnibus Incentive Plan over which he has neither voting nor investment power.

(5) Includes 9,132 shares owned by a trust of which Mr. Muma is a trustee and a beneficiary and as to which Mr. Muma disclaims beneficial ownership except to the extent of his interest in the trust.

**YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE FOR EACH OF THE FIVE NOMINEES. SIGNED PROXY CARDS AND VOTING INSTRUCTION FORMS WILL BE VOTED FOR THE NOMINEES UNLESS A SHAREHOLDER GIVES OTHER INSTRUCTIONS ON THE PROXY CARD OR VOTING INSTRUCTION FORM.**

## CORPORATE GOVERNANCE AND BOARD MATTERS

The Board of Directors oversees the management of the Company and our business. The Board selects our CEO and in conjunction with our CEO selects the rest of our senior management team, which is responsible for operating our business.

### Corporate Governance Guidelines and Code of Business Conduct

The Board has adopted Corporate Governance Guidelines, which set forth a framework for our governance. The Guidelines cover the Board's composition, leadership, meeting process, director independence, Board membership criteria, committee structure and functions, succession planning and director compensation. Among other things, the Board meets in executive session outside the presence of any member of our management after each Board meeting at which directors are present in person and at any additional times determined by the Board or the Lead Director. Mr. Jastrow has, for several years, presided at these sessions and has served as the Board's Lead Director since the position was created in October 2009. See "Board Leadership" for information about the Lead Director's responsibilities and authority. The Corporate Governance Guidelines provide that a director shall not be nominated by the Board for re-election if at the date of the Annual Meeting of Shareholders, the director is age 74 or more (increased from 72 in 2011). The Corporate Governance Guidelines also provide that a director who retires from his principal employment or joins a new employer shall offer to resign from the Board and a director who is an officer of MGIC and leaves MGIC must resign from the Board.

We have a Code of Business Conduct emphasizing our commitment to conducting our business in accordance with legal requirements and high ethical standards. The Code applies to all employees, including our executive officers, and specified portions are applicable to our directors. Certain portions of the Code that apply to transactions with our executive officers, directors, and their immediate family members are described under "Other Matters – Related Person Transactions" below. These descriptions are subject to the actual terms of the Code.

Our Corporate Governance Guidelines and our Code of Business Conduct are available on our website (http://mtg.mgic.com) under the "Investor Information; Corporate Governance" links. Written copies of these documents are available to any shareholder who submits a written request to our Secretary. We intend to disclose on our website any waivers from, or amendments to, our Code of Business Conduct that are subject to disclosure under applicable rules and regulations.

### Director Independence

Our Corporate Governance Guidelines regarding director independence provide that a director is not independent if the director has any specified disqualifying relationship with us. The disqualifying relationships are equivalent to those of the independence rules of the New York Stock Exchange, except that our disqualification for board interlocks is more stringent than under the NYSE rules. Also, for a director to be independent under the Guidelines, the director may not have any material relationship with us. For purposes of determining whether a disqualifying or material relationship exists, we consider relationships with MGIC Investment Corporation and its consolidated subsidiaries.

The Board has determined that all of our current directors except for Mr. Culver, our CEO, are independent under the Guidelines and the NYSE rules. In addition, each of the Audit, Management Development, Nominating and Governance, Risk Management and Securities Investment Committees consists entirely of independent directors. All members of the Audit Committee meet additional, heightened independence criteria applicable to audit committee members under SEC and NYSE rules and the independence standards adopted by the Board. The Board made its independence determinations by considering that no disqualifying relationships existed during the periods specified under the Guidelines and the NYSE rules. To determine that there were no material relationships, the Board applied categorical standards that it had adopted. All independent directors met these standards. Under these standards, a director is not independent if payments under transactions between us and a company of which the director is an executive officer or 10% or greater owner exceeded the greater of $1 million or 1% of the other company's gross revenues. Payments made to and payments made by us are considered separately, and this quantitative threshold is applied to transactions that occurred in the three most recent fiscal years of the other company. Also under these standards, a director is not independent if during our last three fiscal years the director:

- was an executive officer of a charity to which we made contributions, or
- was an executive officer or member of a law firm or investment banking firm providing services to us, or
- received any direct compensation from us other than as a director, or if during such period a member of the director's immediate family received compensation from us.

In making its independence determinations, the Board considered mortgage insurance premiums that we received on loans where American Security Mortgage Corp. (of which Mr. Abbott is the Chairman and a principal) was the original insured and our provision of contract underwriting services to American Security Mortgage Corp. These transactions were below the quantitative threshold noted above and were entered into in the ordinary course of business by us and American Security Mortgage Corp. The Board also considered payments we made to Moody's Analytics (of which Dr. Zandi is an executive officer) for research and subscription services for Moody's Economy.com and related publications, and payments to Moody's Investor Services for credit rating services. These transactions were below the quantitative threshold noted above and were entered into in the ordinary course of business by us, Moody's Analytics and Moody's Investor Services.

**Board Leadership**

Currently, Mr. Culver serves as Chairman of the Board and Chief Executive Officer. The Board believes that we and our shareholders are best served at this time by this leadership structure, in which a single leader serves as Chairman and CEO and the Board has a Lead Director. Combining the roles of Chairman and CEO makes clear that the person serving in these roles has primary responsibility for managing our business, under the oversight and review of the Board. Under this structure, the Chairman and CEO chairs Board meetings, where the Board discusses strategic and business issues. The Board believes that this approach makes sense because the CEO is the individual with primary responsibility for developing our strategy, directing the work of other officers and leading implementation of our strategic plans as reviewed by the Board. This structure results in a single leader being directly accountable to the Board and, through the Board, to shareholders, and enables the CEO to act as the key link between the Board and other members of management. In addition, the Board believes that having a combined Chairman and CEO is appropriate for us at this time because of Mr. Culver's familiarity with our business and history of outstanding leadership. Mr. Culver has been with us since 1985, and has served as Chief Executive Officer since 2000 and as Chairman of the Board since 2005.

Because the Board also believes that strong, independent Board leadership is a critical aspect of effective corporate governance, the Board has established the position of Lead Director. The Lead Director is an independent director selected by the independent directors. Mr. Jastrow has served as the Lead Director since the position was established in 2009. The Lead Director's responsibilities and authority include:

- presiding at all meetings of the Board at which the Chairman and CEO is not present;
- having the authority to call and leading executive sessions of the non-management directors between Board meetings (the Board meets in executive session after each Board meeting at which directors are present in person);
- serving as a conduit between the Chairman and CEO and the non-management directors to the extent requested by the non-management directors;
- serving as a conduit for the Board's informational needs, including proposing topics for Board meeting agendas; and
- being available, if requested by major shareholders, for consultation and communication.

The Board believes that a single leader serving as Chairman and CEO, together with an experienced and engaged Lead Director, is the most appropriate leadership structure for the Board at this time. The Board reviews the structure of the Board and the Board's leadership as part of the succession planning process. The Board reviews succession planning for the CEO annually. The Management Development, Nominating and Governance Committee is responsible for overseeing this process and periodically reports to the Board.

**Communicating with the Board**

Shareholders and other interested persons can communicate with the members of the Board, the non-management members of the Board as a group or the Lead Director, by sending a written communication to our Secretary, addressed to: MGIC Investment Corporation, Secretary, P.O. Box 488, Milwaukee, WI 53201. The Secretary will pass along any such communication, other than a solicitation for a product or service, to the Lead Director.

**Board Attendance**

The Board of Directors held eight meetings during 2011. Each director attended at least 75% of the meetings of the Board and committees of the Board on which he served during 2011. The Annual Meeting of Shareholders is scheduled in conjunction with a Board meeting and, as a result, directors are expected to attend the Annual Meeting. Ten of our directors, including one who retired at the 2011 Annual Meeting of Shareholders, attended that meeting.

**Committees**

The Board has five committees: Audit; Management Development, Nominating and Governance; Risk Management; Securities Investment; and Executive. Information regarding these committees is provided below. The charters of the Audit, Management Development, Nominating and Governance, Risk Management and Securities Investment Committees are available on our website (http://mtg.mgic.com) under the "Investor Information; Corporate Governance" links. Written copies of these charters are available to any shareholder who submits a written request to our Secretary. The functions of the Executive Committee are established under our Bylaws and are described below.

## Audit Committee

The members of the Audit Committee are Messrs. Lehman (Chairman), Abbott, Holt, Kearney and McIntosh. The Board's determination that each of these directors meets all applicable independence requirements took into account the heightened independence criteria that apply to Audit Committee members under SEC and NYSE rules. The Board has determined that Messrs. Holt and Lehman are "audit committee financial experts" as defined in SEC rules. The Committee met 18 times during 2011.

## Audit Committee Report

The Audit Committee assists the oversight by the Board of Directors of the integrity of MGIC Investment Corporation's financial statements, the effectiveness of its system of internal controls, the qualifications, independence and performance of its independent accountants, the performance of its internal audit function, and its compliance with legal and regulatory requirements.

The Audit Committee reviewed and discussed with management and PricewaterhouseCoopers LLP ("PwC"), MGIC Investment Corporation's independent registered public accounting firm, its audited financial statements for the year ended December 31, 2011. The Audit Committee discussed with PwC the matters required to be discussed by PCAOB AU 380 ("Communication with Audit Committees"). The Audit Committee also received the written disclosures and the letter from PwC required by applicable requirements of the Public Company Accounting Oversight Board regarding auditor-audit committee communications about independence and discussed with PwC their independence from MGIC Investment Corporation and its management.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that MGIC Investment Corporation's audited financial statements be included in its Annual Report on Form 10-K for the year ended December 31, 2011, which has been filed with the SEC. These are the same financial statements that appear in MGIC Investment Corporation's Annual Report to Shareholders.

**Members of the Audit Committee:**

Michael E. Lehman, Chairman
James A. Abbott
Timothy A. Holt (joined January 2012)
Daniel P. Kearney
William A. McIntosh

## Management Development, Nominating and Governance Committee

The members of the Management Development, Nominating and Governance Committee are Messrs. Jastrow (Chairman), Hagerty, Muma and Nicolaisen. The Committee met six times during 2011. The Committee is responsible for overseeing our executive compensation program, including approving corporate goals relating to compensation for our CEO, determining our CEO's annual compensation and approving compensation for our other senior executives. The Committee prepares the Compensation Committee Report and reviews the Compensation Discussion and Analysis included in our proxy statement. The Committee also makes recommendations to the Board regarding the compensation of directors. Although the Committee may delegate its responsibilities to subcommittees, it has not done so.

The Committee receives briefings throughout the year on information that includes: detailed breakdowns of the compensation of the named executive officers, the amount, if any, that our named executive officers realized in at least the previous five years pursuant to sales of shares awarded under equity grants; the total amount of stock, stock options, restricted stock and RSUs held by each named executive officer (restricted stock and RSUs are sometimes collectively referred to in this proxy statement as "restricted equity"); and the other compensation information disclosed in this proxy statement under the

SEC's rules. The Committee supports the Board's role in overseeing the risks facing the Company, as described in more detail below under "Board Oversight of Risk."

The Committee has retained Frederic W. Cook & Co., a nationally recognized executive compensation consulting firm, to advise it. The Committee retains this compensation consultant to, among other things, help it evaluate and oversee our executive compensation program and review the compensation of our directors. The scope of the compensation consultant's services during 2011 is described under "Compensation Discussion and Analysis — Independent Compensation Consultant" below. In providing its services to the Management Development, Nominating and Governance Committee, the compensation consultant regularly interacts with our senior management. The compensation consultant does not provide any other services to us.

The Committee also evaluates the annual performance of the CEO, oversees the CEO succession planning process, and makes recommendations to the Board to fill open director and committee member positions. In addition, the Committee reviews our Corporate Governance Guidelines and oversees the Board's self-evaluation process. Finally, the Committee identifies new director candidates through recommendations from Committee members, other Board members and our executive officers, and will consider candidates who are recommended by shareholders.

Shareholders may recommend a director candidate for consideration by the Management Development, Nominating and Governance Committee by submitting background information about the candidate, a description of his or her qualifications and the candidate's consent to being recommended as a candidate. If the candidate is to be considered for nomination at the next annual shareholders meeting, the submission must be received by our corporate Secretary in writing no later than December 1 of the year preceding the meeting. Information on shareholder nominations is provided under "About the Meeting and Proxy Materials" in response to the question *"What are the deadlines for submission of shareholder proposals for the next Annual Meeting?"*

The Committee evaluates new director candidates under the criteria described under "Information About Our Directors" as well as other factors the Committee deems relevant, through background reviews, input from other members of the Board and our executive officers, and personal interviews with the candidates, which need not be conducted by all members of the Committee. The Committee will evaluate any director candidates recommended by shareholders using the same process and criteria that apply to candidates from other sources.

**Risk Management Committee**

The members of the Risk Management Committee are Messrs. Nicolaisen (Chairman), Abbott and McIntosh, and Dr. Zandi. The Committee met eight times in 2011. The Committee is responsible for overseeing management's operation of our mortgage insurance business, including reviewing and evaluating with management the insurance programs, rates, underwriting guidelines and changes in market conditions affecting our business. The Risk Management Committee supports the Board's role in overseeing the risks facing the Company, as described in more detail below under "Board Oversight of Risk."

**Securities Investment Committee**

The members of the Securities Investment Committee are Messrs. Kearney (Chairman), Holt, McIntosh and Muma. The Committee met seven times in 2011. The Committee oversees management of our investment portfolio and the investment portfolios of our employee benefit plans for which the plan document does not assign responsibility to other persons. The Committee also makes recommendations to the Board regarding our capital management, including dividend policy, repurchase of debt and external funding. Finally, the Committee supports the Board's role in overseeing the risks facing the Company, as described in more detail below under "Board Oversight of Risk."

**Executive Committee**

The Executive Committee provides an alternative to convening a meeting of the entire Board should a matter arise between Board meetings that requires Board authorization. The members of the Committee are Messrs. Culver (Chairman), Jastrow and Muma. The Committee did not meet in 2011. The Committee is established under our Bylaws and has all authority that the Board may exercise with the exception of certain matters that under the Wisconsin Business Corporation Law are reserved to the Board itself.

**Board Oversight of Risk**

Our senior management is charged with identifying and managing the risks facing our business and operations. The Board of Directors is responsible for oversight of how our senior management addresses these risks to the extent they are material. In this regard, the Board seeks to understand the material risks we face and to allocate, among the full Board and its committees, responsibilities for overseeing how management addresses the risks, including the risk management systems and processes that management uses for this purpose. Overseeing risk is an ongoing process. Accordingly, the Board periodically considers risk throughout the year and also with respect to specific proposed actions.

The Board implements its risk oversight function both as a whole and through delegation to various committees. These committees meet regularly and report back to the full Board. The following four committees play significant roles in carrying out the risk oversight function.

- The Management Development, Nominating and Governance Committee: The Management Development, Nominating and Governance Committee evaluates the risks and rewards associated with our compensation philosophy and programs.

- The Risk Management Committee: The Risk Management Committee oversees risks related to our mortgage insurance business.

- The Securities Investment Committee: The Securities Investment Committee oversees risks related to our investment portfolio and capital management.

- The Audit Committee: The Audit Committee oversees our processes for assessing risks and the effectiveness of our system of internal controls. In performing this function, the Audit Committee considers information from our independent registered public accounting firm and internal auditors and discusses relevant issues with management, the Internal Audit Director and the independent registered public accounting firm. As noted above, risks are also reviewed by the Management Development, Nominating and Governance Committee, the Risk Management and the Securities Investment Committees.

We believe that our leadership structure, discussed in "Board Leadership" above, supports the risk oversight function of the Board. We have a combined Chairman of the Board and CEO who keeps the Board informed about the risks facing us. In addition, independent directors chair the various committees involved with risk oversight and there is open communication between senior management and directors.

## COMPENSATION OF DIRECTORS

Under our Corporate Governance Guidelines, compensation of non-management directors is reviewed periodically by the Management Development, Nominating and Governance Committee. Mr. Culver is our CEO and receives no additional compensation for service as a director and he is not eligible to participate in any of the following programs or plans.

*Annual and Meeting Fees*: In 2011, our non-management directors were paid an annual retainer of $100,000, our Lead Director was paid an additional annual retainer of $25,000 and the Chairpersons of the Audit Committee and other Board committees received additional annual fees of $20,000 and $10,000, respectively. Non-Chairperson directors who were members of the Audit Committee in 2011 received an additional $5,000 annual fee. In addition, after the fifth Board or Committee meeting attended during 2011, our non-management directors also received $3,000 for each Board meeting attended, and $2,000 for all Committee meetings attended on any one day. Finally, subject to certain limits, we reimburse directors, and for meetings not held on our premises, their spouses, for travel, lodging and related expenses incurred in connection with attending Board and Committee meetings.

*Deferred Compensation Plan and Annual Grant of Share Units:* Our non-management directors can elect to defer payment of all or part of the annual and meeting fees until the director's death, disability, termination of service as a director or to another date specified by the director. A director who participates in this plan will have his or her deferred compensation account credited quarterly with interest accrued at an annual rate equal to the six-month U.S. Treasury Bill rate determined at the closest preceding January 1 and July 1 of each year. In 2008 and prior years, our non-management directors could, as an alternative, elect to have the fees deferred during a quarter translated into share units. Each share unit is equal in value to one share of our Common Stock and is ultimately distributed only in cash. If a director deferred fees into share units, dividend equivalents in the form of additional share units are credited to the director's account as of the date of payment of cash dividends on our Common Stock (we have not paid dividends since 2008).

Under the Deferred Compensation Plan, we also provide an annual grant of cash-settled share units to each director. These share units vest at least twelve months after they are awarded. Share units that have not vested when a director leaves the Board are forfeited, except in the case of the director's death or certain events specified in the Deferred Compensation Plan. The Management Development, Nominating and Governance Committee may waive the forfeiture. Dividend equivalents in the form of additional share units are credited to the director's account as of the date of payment of cash dividends on our Common Stock. In January 2011, each of our non-management directors was granted share units valued at $100,000, which will vest on April 1, 2012.

*Former Deposit Share Program*: In 2009, we eliminated the Deposit Share Program, which was previously offered to directors under our 2002 Stock Incentive Plan. Under the Deposit Share Program a non-management director was able to purchase shares of Common Stock from us at fair market value which were then held by us. The amount that could be used to purchase shares could not exceed the director's annual and meeting fees for the preceding year. We matched each of these shares with one and one-half shares of restricted stock or, at the director's option, RSUs. A director who deferred annual and meeting fees from the prior year into share units under the plan described above was able to reduce the amount needed to purchase Common Stock by the amount so deferred. For matching purposes, the amount so deferred was treated as if shares had been purchased and one and one-half shares of restricted stock or RSUs were awarded for each such share.

Between 2005 and 2008, the restricted stock and RSUs awarded under the program vested one year after the award. Prior to 2005, vesting occurred on the third anniversary of the award unless a director chose a later date. Except for gifts to family members, the restricted stock could not be transferred prior to vesting; RSUs were not transferable. Awards that have not vested when a director leaves the Board are forfeited, except in the case of the director's death or certain events specified in the agreement relating to the awards. The Management Development, Nominating and Governance Committee may waive the forfeiture. All shares of restricted stock and RSUs vest on the director's death and will immediately become vested upon a change in control. RSUs that have vested are settled in Common Stock when the director is no longer a Board member. The director receives a cash payment equivalent to the dividend corresponding to the number of shares underlying the director's RSUs outstanding on the record date for Common Stock dividends.

*Former RSU Award Program*: We eliminated the RSU Award Program in 2009. Prior to its elimination, our non-management directors were each awarded RSUs representing 850 shares of Common Stock under the program annually. The RSUs vested on or about the first anniversary of the award date, or upon the earlier death of the director. RSUs that have vested will be settled in Common Stock when the director is no longer a Board member. The director receives a cash payment equivalent to the dividend corresponding to the number of shares underlying the director's RSUs outstanding on the record date for Common Stock dividends.

*Former Restricted Stock Plan*: Non-management directors elected to the Board before 1997 were each awarded, on a one-time basis, 2,000 shares of Common Stock under our 1993 Restricted Stock Plan for Non-Employee Directors. The shares are restricted from transfer until the director ceases to be a director by reason of death, disability or retirement, and are forfeited if the director leaves the Board for another reason unless the forfeiture is waived by the plan administrator.

*Equity Ownership Guidelines:* The Management Development, Nominating and Governance Committee has adopted equity ownership guidelines for directors under which each member of the Board is expected to own 25,000 shares of our equity. Equity owned consists of shares owned outright by the director, restricted equity and share units that have vested or are scheduled to vest within one year. Directors are expected to achieve the ownership guideline within five years after joining the Board. All of our directors are in compliance with the guidelines.

*Other:* We also pay premiums for directors and officers liability insurance under which the directors are insureds.

**2011 Director Compensation**

The following table shows the compensation paid to each of our non-management directors in 2011. Mr. Culver, our CEO, is also a director but receives no compensation for service as a director.

| Name | Fees Earned or Paid in Cash ($) | Stock Awards ($)[1] | Total ($) |
|---|---|---|---|
| James A. Abbott | 144,000 | 100,000 | 244,000 |
| David S. Engelman[2] | 67,500 | 100,000 | 167,500 |
| Thomas M. Hagerty | 106,000 | 100,000 | 206,000 |
| Kenneth M. Jastrow, II | 150,000[3] | 100,000 | 250,000 |
| Daniel P. Kearney | 152,000 | 100,000 | 252,000 |
| Bruce L. Koepfgen | 77,000 | 100,000 | 177,000[4] |
| Michael E. Lehman | 155,000 | 100,000 | 255,000 |
| William A. McIntosh | 142,000 | 100,000 | 242,000 |
| Leslie M. Muma | 106,000 | 100,000 | 206,000 |
| Donald T. Nicolaisen | 119,500 | 100,000 | 219,500 |
| Mark M. Zandi | 116,000 | 100,000 | 216,000 |

(1) The amounts shown in this column represent the grant date fair value of the annual share unit award granted to non-management directors in 2011 under our Deferred Compensation Plan, computed in accordance with FASB Accounting Standard Codification ("ASC") Topic 718. The value of each share unit is equal to the value of our common stock on the grant date. See "Compensation of Directors — Deferred Compensation Plan and Annual Grant of Share Units" above for more information about these grants.

At December 31, 2011, the aggregate number of stock awards (including restricted stock, restricted stock units, and share units granted under our Deferred Compensation Plan) outstanding and owned by our non-management directors was as follows: Mr. Abbott — 17,664; Mr. Hagerty — 50,338; Mr. Jastrow — 72,811; Mr. Kearney — 99,245; Mr. Lehman — 15,555; Mr. McIntosh — 16,173; Mr. Muma — 47,980; Mr. Nicolaisen — 45,308; and Dr. Zandi — 11,123. At December 31, 2011, the aggregate number of shares owned directly or in trusts by our non-management directors was as follows: Mr. Abbott — 31,437; Mr. Hagerty — 8,181; Mr. Jastrow — 1,146; Mr. Kearney — 77,483;

Mr. Lehman — 7,439; Mr. McIntosh — 51,523; Mr. Muma — 142,991; and Mr. Nicolaisen — 50,182. At December 31, 2011, the total stock awards outstanding and direct / trust ownership of stock held by each of our directors was as follows: Mr. Abbott — 49,101; Mr. Hagerty — 58,519; Mr. Jastrow — 73,957; Mr. Kearney — 176,728; Mr. Lehman — 22,994; Mr. McIntosh — 67,696; Mr. Muma — 190,971; Mr. Nicolaisen — 95,490; and Dr. Zandi — 11,123.

(2) Mr. Engelman retired after serving as a director since 1993. In recognition of his service on our Board, as well as his service many years ago as an officer of our company, we made a $25,000 contribution to a charity we asked him to designate. This contribution was not made under any agreement with Mr. Engelman and is not included in the table.

(3) Includes $25,000 retainer paid for services as Lead Director.

(4) The "Total" includes amounts associated with a share unit award forfeited upon Mr. Koepfgen's October 4, 2011 resignation from the Board. Based on the closing price of the Common Stock on the New York Stock Exchange on October 4, 2011, which was $1.67, the value of the stock award on the date of the forfeiture was $18,575.

## ITEM 2 – APPROVAL OF AN AMENDMENT TO OUR ARTICLES OF INCORPORATION TO INCREASE OUR AUTHORIZED COMMON STOCK

We are recommending that shareholders approve an amendment to Article 4 of our Articles of Incorporation to increase the number of shares of our Common Stock that we are authorized to issue from 460,000,000 to 680,000,000. As of March 2, 2012, (a) approximately 202 million shares of Common Stock were outstanding, (b) an aggregate of approximately 55 million shares may be issued upon the conversion of our convertible senior notes and our convertible junior subordinated debentures, (c) approximately 9 million shares were reserved under our stock incentive plans and (d) approximately 133 million shares are (or, in the case of shares not yet issued, will need to be) reserved to be issued pursuant to our shareholder rights agreement on account of the shares described in (a) - (c).

Based on the foregoing, only approximately 61 million shares remain available. Of these shares, only approximately 41 million could be issued, considering that issuance of these shares would require us to reserve approximately 20 million additional shares under our shareholder rights agreement.

Our Board believes that we should have the flexibility to issue additional shares of Common Stock in the discretion of the Board, without the delay or expense of a special shareholders' meeting. All available shares, including additional shares authorized by the amendment, will be available for general corporate purposes, including stock dividends, financings, mergers and acquisitions and employee benefit programs. At the date of mailing of this proxy statement, we did not have any plans to issue any additional shares of Common Stock, other than the possible issuance of reserved shares under our 2002 Stock Incentive Plan and 2011 Omnibus Incentive Plan.

Shareholders do not have any preemptive rights to subscribe for any shares of Common Stock, including those authorized by the amendment. Any of the authorized shares of Common Stock may be issued by action of the Board without further action by shareholders, other than as may be required by the rules of the NYSE or the Business Corporation Law or Wisconsin, our state of incorporation. (In general, the rules of the NYSE would require approval only for shares issued in certain compensation programs, and in business combinations and certain non-public offerings in which, in both cases, the shares issued equal or exceed 20% of our shares outstanding prior to the combination or offering. The Wisconsin Business Corporation Law would require approval only for shares issued in certain business combinations.) The issuance of Common Stock otherwise than on a pro rata basis to all shareholders may have the effect of diluting the ownership interest and voting power of our existing shareholders. Similarly, the shares authorized by the amendment could be used to discourage or make more difficult a nonnegotiated attempt to obtain control of our company. This effect could occur through issuance of additional shares of Common Stock that would dilute the interest in the equity and voting power of a party seeking to gain control, including pursuant to our shareholder rights agreement. We are not aware of any effort to obtain control of our company.

**Shareholder Vote Required**

Approval of the amendment to our Articles of Incorporation requires the affirmative vote of a majority of the votes cast on this matter. Abstentions and broker non-votes will not be counted as votes cast.

**YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE AMENDMENT TO OUR ARTICLES OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK. SIGNED PROXY CARDS AND VOTING INSTRUCTION FORMS WILL BE VOTED FOR THE AMENDMENT TO THE ARTICLES OF INCORPORATION UNLESS A SHAREHOLDER GIVES OTHER INSTRUCTIONS ON THE PROXY CARD OR VOTING INSTRUCTION FORM.**

## ITEM 3 – ADVISORY VOTE TO APPROVE OUR EXECUTIVE COMPENSATION

At our 2011 Annual Meeting, we held a non-binding, advisory shareholder vote on the frequency of future advisory shareholder votes on the compensation of our named executive officers. Our shareholders expressed a preference that advisory shareholder votes on the compensation of our named executive officers be held on an annual basis and, as previously disclosed, the Company adopted a policy to hold such votes annually. Accordingly, as required by Section 14A of the Securities Exchange Act of 1934, we are asking shareholders to approve, on an advisory basis, the compensation of our named executive officers as disclosed under the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the compensation tables and any related material contained in this proxy statement.

We strongly believe you should approve our compensation for the reasons cited in the Executive Summary that appears at the beginning of the Compensation Discussion and Analysis.

While this vote is advisory and is not binding, the Board and the Management Development, Nominating and Governance Committee will review and consider the voting results when making future decisions regarding compensation of named executive officers.

After this vote, under the Company's policy, the next advisory vote to approve the compensation of our named executive officers is scheduled to occur at our 2013 Annual Meeting.

**Shareholder Vote Required**

Approval of the compensation of our named executive officers requires the affirmative vote of a majority of the votes cast on this matter. Abstentions and broker non-votes will not be counted as votes cast.

**YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS. SIGNED PROXY CARDS AND VOTING INSTRUCTION FORMS WILL BE VOTED FOR THE APPROVAL OF THE EXECUTIVE COMPENSATION UNLESS A SHAREHOLDER GIVES OTHER INSTRUCTIONS ON THE PROXY CARD OR VOTING INSTRUCTION FORM.**

# COMPENSATION DISCUSSION AND ANALYSIS

This compensation discussion and analysis ("CD&A") provides information about the compensation objectives and policies for our chief executive officer, our chief financial officer and our three other most highly compensated executive officers (our "named executive officers") to place in perspective the information contained in the compensation tables that follow the CD&A. The Management Development, Nominating and Governance Committee oversees our executive compensation program. In this CD&A, we refer to this committee as the "Committee." The terms "we" and "our" refer to the Company.

## Executive Summary

The Executive Summary below presents important factors to consider in evaluating our compensation program for our named executive officers. To enable us to present these factors concisely, we did not include additional information that explains, provides details or adds additional context regarding what we say. That information, which is also important and you should read, appears in the Appendix at the end of the CD&A.

***We continued to make progress last year while some of our competitors failed***

Our business – taking first loss credit risk on low down payment residential mortgages – is "long tailed" in that decisions made years ago can affect our current financial performance. In fact, our financial performance last year primarily reflects mortgage insurance written five and more years ago. Because restricted stock is a large percentage of our pay, our CEO, along with other shareholders, has suffered the economic consequences of the mortgage insurance written then. In analyzing compensation for 2011, however, we believe the focus should be on how decisions we made under our CEO's leadership in 2011 and the two years before that contributed to positioning us to succeed in the future.

Before the onset of the mortgage crisis, which has been the most severe housing downturn since the Great Depression, our industry consisted of eight companies, including us. Today, three have stopped writing new business, two in 2011. The government owns almost 80% of a fourth due to financial assistance provided to its consolidated group. We remain in business and have received no government financial assistance.

During the last year,

- We secured approval from our primary regulator and from Fannie Mae and Freddie Mac, for whom we are the largest private mortgage insurance counterparty, to continue our strategy of being able to write new business through a combination of our flagship insurer and a subsidiary to which we contributed an additional $200 million in January 2012. We raised these funds in the private capital markets in 2010.

- We continued to write a high quality book of business, as we did in the two prior years.

  The table below shows the incurred loss ratios for the book we wrote: in 2006 versus the one we wrote in 2009, in both cases after three years of seasoning; in 2007 versus 2010 after two years; and in 2008 versus 2011 after one year.

**Incurred Loss Ratio**

| After 3 Years | | After 2 Years | | After 1 Year | |
|---|---|---|---|---|---|
| 2006 | 228.8% | 2007 | 172.4% | 2008 | 113.3% |
| 2009 | 10.7% | 2010 | 3.2% | 2011 | 1.1% |

***You should review our compensation by reference to a peer group consisting of our direct competitors and others related to our industry, not a GICS-based peer group***

Peer group selection is a critical component of compensation analysis. The peer group we use consists of our direct competitors and others related to our industry. Our peer group, which is discussed under the caption "Benchmarking" (which appears after this Summary), is appropriate because:

- Four of the nine companies were direct competitors or parent companies whose results were significantly impacted by the results of direct competitors,

- Three of the other companies are financial guaranty insurers having significant exposure to residential mortgage credit risk, and

- Our revenues for 2010 were at the 51st percentile of the revenues of these companies (15.8% above the median).

Our CEO's compensation is reasonable when evaluated against this peer group. His total direct compensation was at the 45th percentile of the total direct compensation of the CEOs of these companies and was 7.5% below the median total direct compensation of this group.

In contrast, our compensation practices should not be benchmarked against a peer group selected by a Standard & Poors' Global Industry Classification Standard (GICS) in combination with a balance sheet test. The Committee, with the advice of its independent consultant, determined a GICS-related peer group is not appropriate for us because:

- Mortgage insurance does not have its own GICS code. Nearly all of the companies in our GICS code are lending institutions, not insurers.

- Using our GICS code as the initial criterion to select peers may result in comparing us primarily with a group of community banks. Our business is very different from community banking, which involves gathering consumer deposits through a local retail branch network and investing those funds to profit from an interest rate spread.

- Even if our GICS code were used, for our business, revenues are a better metric for selection of a peer group than balance sheet assets. Unlike a community bank whose revenues are largely a function of assets on its balance sheet, our revenues are largely a function of our insurance in force, which is not on our balance sheet. Our revenues for 2011 would be above the 97th percentile of a group of peers, predominantly community banks, which would result from selecting "peers" from companies with our GICS code and a similar amount of balance sheet assets.

***Our CEO's compensation is aligned with returns to our shareholders***

An important way we achieve alignment of pay and shareholder returns is by making performance-based equity awards the primary element of our CEO's compensation. Those analyzing our compensation by reviewing only the Summary Compensation Table ("SCT") will not see this important element of our program because the SCT reports only the grant date fair value of stock awards and does not capture subsequent changes in the value of that stock. Specifically:

- During the last five years, our CEO forfeited restricted stock due to Company performance goals not being met and suffered declines in restricted stock still owned that, using grant date values, totals $13.7 million. In particular,

- During the last five years, $8.5 million in pay that the SCT reported our CEO received in 2007-2011 had been lost at year-end 2011, due to declines in value of grants of restricted stock and due to grant forfeitures because Company performance goals were not met. These lost dollars are about 69% of what the SCT shows the CEO was paid in restricted stock during 2007-2011.

- Also during this period, due to Company performance goals not being met, our CEO forfeited restricted stock grants that had been reported as compensation in the SCT for years prior to 2007. These forfeited shares had a grant date fair value totaling $5.2 million.

- In addition, during the last five years, options with a grant date fair value of $9.4 million that were held by our CEO expired, unexercised, due to stock price declines.

Moreover, our CEO voluntarily decided to make his financial alignment with shareholders even greater. During the last five years, he purchased in the open market with his own funds over $1.8 million of our stock. He sold no shares. These purchases represent the reinvestment into our stock of over 27% of the cash compensation shown for him in the SCT.

- When the loss in value of the CEO's equity grants reported in the SCT during the last five years is added to the loss in value from his open market purchases, at year-end 2011, approximately 44% of what the SCT says we paid him in total compensation during the last five years had been lost.

**Objectives of our Executive Compensation Program**

Our executive compensation program is based on the following objectives.

- We want strong alignment between compensation and long-term shareholder interests by paying a substantial portion of total direct compensation in restricted stock.

- We want strong alignment between compensation and long-term shareholder interests by linking compensation to Company and executive performance.

- We want total direct compensation to reflect market practices in the sense that our total direct compensation opportunity is at the market median.

- We limit perquisites (perks).

- We pay retirement benefits using a formula based only on current cash compensation (salary and annual bonus) and therefore do not include longer-term incentives that can result in substantial increases in pension value.

***How did the compensation we paid to our named executive officers for 2011 reflect these objectives?***

- *"We want strong alignment between compensation and long-term shareholder interests by paying a substantial portion of total direct compensation in restricted stock."*

Over the last two years, we strengthened alignment by increasing from 57% to 82% the portion of restricted stock grants that vest based on achievement of performance goals related to our loss ratio, expense ratio and market share. In 2011, we increased this portion of grants from 75% to the current 82%. See "Our 2011 Executive Compensation – Longer-Term Restricted Stock" for additional information about our grants of restricted stock.

The restricted stock awarded to the CEO in January 2011 had a grant value of approximately 65% of his total direct compensation for 2011, and the restricted stock awarded in January 2010 was approximately 44% of the CEO's 2010 total direct compensation. (Throughout this CD&A, we use "total direct compensation" as compensation consultants generally use that term. It is the total of base salary, bonus and equity awards; the equity award portion is the grant date value in the SCT.) On average, restricted stock awarded to our other named executive officers in January 2011 was 58% of their total direct compensation in 2011 and the restricted stock awarded in January 2010 to the other named executive officers was approximately 39% of their 2010 total direct compensation. (45% including a one-time retention award to one of our named executive officers that vested over two years).

Reflecting the decline in our stock price during 2011, between the time of the award in January 2011 and December 31, 2011, the value of the restricted stock we awarded to our CEO declined by over $1.7 million. The value of the restricted stock awarded to our other named executive officers as a group in January 2011 declined by over $2.9 million.

- *"We want strong alignment between compensation and long-term shareholder interests by linking compensation to Company and executive performance."*

The Committee, after input from our Board, authorized bonuses for 2011 that were reduced from 2010 levels by 44% for our CEO and on average were reduced by 37% for our other named executive officers. Among the factors considered in approving bonuses at this reduced level were the achievements referred to under "We continued to make progress last year while some of our competitors failed" in the Executive Summary; our overall financial performance in 2011; the advice of the Committee's compensation consultant that if our CEO's compensation were evaluated against our peer group discussed under "Benchmarking," the compensation would not be viewed as raising high concerns under the quantitative tests used by a leading proxy advisory firm that utilize peer group comparisons; and the advisory approval at last year's Annual Meeting of Shareholders of our executive compensation by almost 87% of the votes cast. Neither the Committee nor the Board assigned a specific weight to of any one of these factors.

- *"We want total direct compensation to reflect market practices in the sense that our total direct compensation opportunity is at the market median."*

The total direct compensation opportunities of our named executive officers range from base salary with no other components of total direct compensation being paid, to base salary plus maximum bonus and maximum longer-term incentives being paid. Through benchmarking, we want the total direct compensation of our named executive officers to be at about the middle of the peer group we use to evaluate our executive compensation. In a report presented to the Committee in mid-December 2010, the Committee's compensation consultant advised that the compensation structure for the named executive officers was competitive. In a follow-up report in January 2012 that addressed only the CEO's compensation, the consultant provided data that showed the CEO's total direct compensation was somewhat below the median of the peer group we use and was somewhat above it when additional pension and other compensation included in the SCT "total compensation" column was considered. Further information about these reports, the peer group we use and how the CEO's compensation compares to such median is under "Benchmarking" in this CD&A.

- *"We limit perquisites (perks)."*

Our perks remained minimal in 2011 and are discussed under "Our 2011 Executive Compensation – Perquisites" below.

- *"We pay retirement benefits using a formula based only on current cash compensation (salary and annual bonus) and therefore do not include longer-term incentives that can result in substantial increases in pension value."*

Our retirement benefits met this objective in 2011 and are discussed under "Pension Plan" below. Those analyzing our compensation should consider the source of the change in pension value. Even if we had paid our CEO no salary or bonus in 2011, 50% of the increase in pension value (about $490,000) would have occurred. This is primarily attributable to a decrease from 2010 to 2011 in the discount rate used to determine the present value of the benefits and our CEO being one year older and, therefore, one year closer to the retirement age assumed in our pension plan. In addition, under the SEC's rules, the 2011 change in pension value is computed by considering the bonus we paid for performance in 2010, not 2011. Considering the 2011 bonus (which was 44% less than the 2010 bonus), approximately 63% of the increase in pension value (about $610,000) was attributable to service performed before 2011. In total, our CEO's total SCT compensation is 12% higher than it would have been if only the 2011 SCT salary and bonus had been considered in the change in pension value calculation.

**Impact of Stock Price on Value of Restricted Stock and Stock Options**

Excluding shares surrendered to the Company to cover income tax withholding, our CEO has not sold any shares of our stock for more than six years. Excluding shares surrendered for that purpose, none of our other named executive officers has sold any of our stock since April 2006, except for the sale of fewer than three shares by one officer in 2011 to close out his Profit-Sharing and Savings Plan stock account.

The total compensation disclosed in the SCT includes amounts for restricted stock valued at a point in time (the grant date). The actual amounts realized by our named executive officers for those restricted stock units have been materially different. Our named executive officers' compensation has been materially affected by the changes in the value of our common stock. Almost $8.5 million of our CEO's compensation as reported in the SCT for the last five years has, by year-end 2011, been lost due to declines in the value of grants of restricted stock and grant forfeitures. Over the same period, our other named executive officers as a group lost $14.2 million of their reported compensation for the same reasons. More information about these value declines and forfeitures is in the table below.

| | Decline in Stock Compensation Reported in SCT 2007 - 2011 | | |
|---|---|---|---|
| | Value Reported in SCT 2007 - 2011 | Value at December 31, 2011 | Lost Value |
| Curt Culver | $ 12,224,727 | $ 3,747,520 | $ 8,477,207 |
| J. Michael Lauer | $ 4,170,765 | $ 1,267,481 | $ 2,903,284 |
| Patrick Sinks | $ 7,459,066 | $ 2,331,328 | $ 5,127,738 |
| Lawrence Pierzchalski | $ 4,161,741 | $ 1,266,939 | $ 2,894,802 |
| Jeffrey Lane | $ 4,948,788 | $ 1,636,705 | $ 3,312,083 |

In addition to the value reported in the SCT for 2007-2011 that at December 31, 2011 had been lost, during the last five years our CEO forfeited restricted stock granted prior to 2007 due to Company performance goals not being met, and because of stock price declines, options granted to him prior to 2007 were not exercised and expired. The equity relating to these forfeitures and expirations had in earlier years either been reported in the SCT or in another proxy statement compensation table. Using grant date values (which for options were determined by the Black Scholes option pricing model), the total value of equity awards that were forfeited or expired is $14.6 million. During the last five years, our other named executive officers similarly experienced forfeitures and expirations of restricted stock and options that had grant date values of over $17 million. More information about these forfeitures and expirations is in the table below.

**Restricted Stock Forfeitures and Option Expirations**
**January 2008 – January 2012**

| | Equity | Options | Total |
|---|---|---|---|
| Curt Culver.......... | $ 5,203,950 | $ 9,351,360 | $ 14,555,310 |
| J. Michael Lauer...... | $ 1,756,460 | $ 3,117,120 | $ 4,873,580 |
| Patrick Sinks ......... | $ 2,852,206 | $ 769,968 | $ 3,622,174 |
| Lawrence Pierzchalski | $ 1,756,460 | $ 3,117,120 | $ 4,873,580 |
| Jeffrey Lane .......... | $ 1,756,460 | $ 2,036,906 | $ 3,793,366 |

**Benchmarking**

To provide a framework for evaluating compensation levels for our named executive officers against market practices, the Committee has periodically asked its independent compensation consultant, Frederic W. Cook & Co. (which we refer to as FWC), to prepare reports analyzing available compensation data. This data is typically gathered from SEC filings for a comparison group of publicly traded companies. The two most recent reports are discussed below. In addition, each year we review various published compensation surveys and provide the Committee with information regarding trends in expected executive compensation changes for the coming year. The compensation surveys that we reviewed and summarized in the aggregate for the Committee in connection with establishing compensation for 2011 were published by: Compensation Resources, The Conference Board, AON Hewitt, Mercer Consulting, Towers Watson and World at Work.

In December 2010, FWC provided the Committee with a report on the primary components of our executive compensation program (base salary, annual bonus and longer-term incentives) that was based on 2009 compensation information from proxy statement filings and was, at the time, the latest available data for the comparison group. The December 2010 report analyzed our compensation program against the following comparison group:

| | | |
|---|---|---|
| Ambac Financial Group | First American Financial | Old Republic Int'l Corp. |
| Assured Guaranty | Genworth Financial Inc. | PMI Group Inc. |
| Fidelity National Financial | MBIA Inc. | Radian Group Inc. |

The comparison companies were jointly selected by FWC and management, and approved by the Committee. The companies in our comparison group include all of our direct competitors that are public and whose mortgage insurance operations are a significant part of their overall business, financial guaranty insurers and other financial services companies focused on the residential real estate industry that are believed to be potential competitors for executive talent. Our market capitalization as of November 30, 2010 was approximately 86% of the median market capitalization of the comparison group.

The December 2010 report was based on 2009 data (including for the Company) because that data was the latest available for the comparison group. The report concluded base salaries were close to market norms, with the named executive officers as a group at the median. Bonus opportunities remained consistent with market practice, although FWC noted that the absence of bonuses at the Company for 2009 was the primary reason for a competitive pay gap versus the comparison companies based on compensation that was paid. Long-term incentives, valued at the market price for the Company at the time of the report, directionally mirrored market levels. Actual long-term incentives were significantly below those levels using the 2009 grant date value.

FWC provided a follow-up report in January 2012 on the CEO's compensation that used 2010 data (including for us) because that was the latest available data for the comparison group. The data in the January 2012 report indicated that the CEO's total direct compensation was 7.5% below the median of the total direct compensation of the peer group. It also showed the CEO's SCT total compensation was only slightly (approximately 5.3%) above the peer group median. (In addition to what is included in total direct compensation, SCT total compensation includes change in pension and non-qualified deferred compensation value plus all other compensation, which other compensation for us is *de minimis*.)

**Our 2011 Executive Compensation Program**

***Longer-Term Restricted Stock***

Our executive compensation program is designed to make grants of restricted stock the largest portion of the total direct compensation opportunity of our named executive officers. We emphasize this component of our executive compensation program because, as demonstrated by the information above, it aligns executives' interests with those of shareholders by linking compensation to stock price. In 2011, grants of restricted stock, at the grant date value, represented, on average, approximately 60% of their total direct compensation.

As discussed below, we changed the performance goals for longer-term restricted stock beginning in 2008. The new goals were included in a list of goals for restricted stock awards approved by shareholders at our 2008 Annual Meeting and were again approved by shareholders at our 2011 Annual Meeting in connection with approval of our 2011 Omnibus Incentive Plan.

*Performance-based Restricted Stock.* Beginning with restricted stock awarded in 2008, the corporate performance goals used to determine annual vesting of performance-based restricted stock are:

- MGIC's Loss Ratio (incurred losses divided by earned premiums) for MGIC's primary new insurance written for that year;

- the Expense Ratio (expenses of insurance operations divided by net premiums written for that year); and

- MGIC's Market Share of flow new insurance written for that year.

The Committee adopted these performance goals, which apply to each year in the three-year performance period, because it believes that they are the building blocks of our results of operations. That is, the Loss Ratio measures the quality of the business we write; the Expense Ratio measures how efficiently we use our resources; and Market Share measures not only our success at generating revenues but also the extent to which we are successful in leading our industry.

The three performance goals are equally weighted for vesting purposes. The actual performance level corresponding to each performance goal determines Threshold, Target and Maximum vesting as indicated in the table below for the 2011 Grants of Plan-Based Awards.

| Performance Goal | Threshold | Target | Maximum |
|---|---|---|---|
| Loss Ratio............... | 65% | 40% | 30% |
| Expense Ratio........... | 24% | 19% | 16% |
| Market Share............ | 17% | 20% | 23% |

Vesting for awards granted in 2011 is determined in February 2012 and the next two anniversaries based on performance during the prior year. For each performance goal, the amount that vests each year is, subject to the annual maximum described in the next paragraph, as follows:

- if the Company's performance does not meet or equal the Threshold performance level, then no equity will vest with respect to that performance goal;
- if the Company's performance meets the Target performance level, then two-twenty-sevenths of the total grant will vest with respect to that performance goal;
- if the Company's performance equals or exceeds the Maximum performance level, then one-ninth of the total grant will vest with respect to that performance goal; and
- if the Company's performance is between the Maximum and the Target performance levels or between the Target and the Threshold performance levels, then the number of shares that will vest with respect to that performance goal will be interpolated on a linear basis between the applicable vesting levels.

For awards granted in 2008 through 2010, achievement of the Target performance level in each year results in 100% vesting of the award at the end of the third year, with the portion of the award granted that may vest in each year ranging from zero (if performance in a year does not meet the Threshold performance level for any of the performance goals) to 50% of the number of shares awarded (if performance meets the Maximum performance level for each performance goal). However, the total amount of these awards that vest cannot exceed 100%. Any portion of the award that remains unvested after three years is forfeited.

For awards granted in January 2011, the Compensation Committee increased the number of performance-based restricted stock units granted and adjusted the vesting schedule from the prior year grants in order to address the conclusion of the benchmarking study discussed above that the Company's use of long-term incentive grants was well below the market median. The combined effect of the changes is such that if the Company achieves the Target performance level, the number of shares actually received by the named executive officers upon vesting will be the same as they would have received had the number of units granted and the vesting schedule not changed. However, if the Company performance exceeds the Target performance level, the number of shares actually received by the named executive officers upon vesting will be more than they would have received had the number of units granted and the vesting schedule not changed, up to 50% more if the Company achieves the Maximum performance level.

For awards granted in 2012, the Compensation Committee did not change the number of shares subject to performance-based restricted stock that were granted or the vesting schedule of those awards, notwithstanding a substantial decrease in the Company's stock price between the time of the January 2011 awards and the January 2012 awards.

With respect to all of these awards, dividends are not paid currently, but when shares vest, a payment is made equal to the dividends that would have been paid had those vested shares been entitled to receive current dividends. In October 2008, we suspended the payment of dividends on our common stock and do not anticipate paying dividends for the foreseeable future.

For 2011, the Loss Ratio for MGIC's primary new insurance written for that year was 1.1% (which exceeded the Maximum performance level), the Expense Ratio was 16.0% (which equaled the Maximum performance level) and Market Share was 20.4% (which was between the Target and Maximum performance levels). As a result, in February 2012, 45.2% of the performance-based restricted stock awards granted in 2010 and 2011 vested, and the remaining 6.2% of the performance-based restricted stock awards granted in 2009 vested.

Longer-term restricted stock awards granted before 2008 vest in installments over a five-year period based on the Company's earnings per share ("EPS"). Vesting for these awards is determined in January based on EPS for the prior year. Because our EPS was negative in 2007 through 2011, no EPS-vested awards that were granted in 2004 (when we first made restricted stock awards) through 2007 vested after 2007. The performance period for awards made in 2004 – 2007 is over. These awards can no longer vest and the unvested portions of these awards have been forfeited, the last forfeiture occurring on account of our 2011 net loss.

From 2006 through 2009, 57% of the restricted stock granted to our named executive officers was granted in the form of performance-based restricted stock (described above) and 43% was granted in the form of other restricted stock (described under "Other Restricted Stock" below). In January 2010, we increased the performance-based restricted stock portion of the restricted stock granted to our named executive officers to 75%. (This percentage excludes the effect of a one-time grant to Mr. Lane in March 2010.) In January 2011, we increased the performance-based restricted stock portion of the restricted stock granted to our named executive officers to 82%. We made these changes to further align the interests of our named executive officers with our shareholders by increasing the portion of restricted stock grants that are subject to performance goals that are more difficult to meet than the performance goal applicable to our other restricted stock.

*Other Restricted Stock.* Since 2006, our longer-term restricted stock program for the named executive officers also has included other restricted stock that, if an annual performance goal is satisfied, except as discussed in "General" below, vests through continued service during the performance period. Beginning with restricted stock awards granted in 2008, vesting of these awards is contingent on the sum of the Expense Ratio and the Loss Ratio for MGIC's primary new insurance written for that year being less than 100% (the "combined ratio performance goal"). The Committee adopted performance goals for these awards to further align the interests of our named executive officers with shareholders and to permit the awards to qualify for the performance-based compensation exception under Section 162(m) of the Internal Revenue Code. See "Other Aspects of Our Executive Compensation Program – Tax Deductibility Limit" in this CD&A. One-third of the other restricted stock is scheduled to vest in each of the three years after it is granted. However, if any of the other restricted stock that is scheduled to vest in any year does not vest because we fail to meet the applicable performance goal, this equity will vest in the next year that we meet this goal, except that any of this restricted stock that has not vested after five years will be forfeited. Any dividends paid on our common stock will be paid on this restricted stock at the same time.

For 2011, the Expense Ratio was 16.0% and the Loss Ratio for MGIC's primary new insurance written for that year was 1.1%. Therefore, we met our combined ratio performance goal because the combined ratio was 17.1%, which is less than 100%. As a result, the portions of the restricted stock that were granted in 2009 through 2011 subject to the combined ratio performance goal and that were scheduled to vest in February 2012 did vest.

Vesting of restricted stock awards granted in 2006 and 2007 is contingent on our meeting a Return on Equity ("ROE") goal of 1%. The 2006 and 2007 awards of other restricted stock had a five-year performance period beginning with the year of grant and vested in 20% increments if the ROE goal for the year was met. If we did not meet this goal for any year, the restricted stock was forfeited. We did not meet this goal for the years 2007 through 2011. As a result, 20% of the 2006 award vested in 2007 on account of 2006 earnings and the remaining 80% of this award has been forfeited. No part of the 2007 grant has vested; 100% has been forfeited, with the last forfeiture occurring on account of our 2011 net loss.

*General.* As discussed above, the total number of performance-based and other restricted stock awards granted to the named executive officers increased by 38% from 2010 to 2011 (excluding the one-time grant in March 2010 to Mr. Lane). Over the same period, the percentage of equity awards granted in the form of performance-based awards increased from 75% to 82% (excluding the one-time grant).

In general, our restricted stock awards are forfeited upon a termination of employment, other than as a result of the award recipient's death (in which case the entire award vests). In general, if employment termination occurs after age 62 for a recipient who has been employed by us for at least seven years, awards granted at least one year prior to the date of the employment termination will continue to vest, subject to performance conditions, if the recipient enters into a non-competition agreement with us. Two of our named executive officers are 62 or older and two others, including our CEO, will become 62 by October 2014.

***Annual Bonus***

Consistent with our belief that there should be a strong link between compensation and performance, annual bonuses are the most significant total direct compensation opportunity after awards of longer-term restricted stock. This is because all of our named executive officers have maximum bonus potentials that substantially exceed their base salaries (three times base salary in the case of the CEO and two and one-quarter times base salary in the case of the other named executive officers). In determining total direct compensation, we have weighted bonus potentials more heavily than base salaries because bonuses are more directly linked to Company and individual performance.

Our shareholders have approved a list of performance goals for an annual bonus plan for our named executive officers that condition the payment of bonuses on meeting one or more of the listed goals as selected by the Committee each year. Compensation paid under a bonus plan of this type (which we refer to as a "162(m) bonus plan") is intended to qualify as deductible compensation, as discussed in more detail under "Other Aspects of Our Executive Compensation Program – Tax Deductibility Limit" in this CD&A. The performance goal for our 162(m) bonus plan adopted by the Committee for 2011 was the same combined ratio performance goal utilized for the restricted stock awards described above, which required the sum of the Expense Ratio and the Loss Ratio for MGIC's primary new insurance written for that year to be less than 100%. If this goal is met, then the Committee may exercise discretion to make a subjective determination of bonuses based on an assessment of shareholder value, return on investment, primary business drivers (loss ratio, expense ratio and market share), loss mitigation, management organization, capital position, effective dealings with federal and state regulatory agencies and the profitability of our mix of new business. No specific targets or weightings were established for any of these bonus criteria for 2011.

The sum of the Expense Ratio and the Loss Ratio for MGIC's primary new insurance written for 2011 was 17.1% and, as a result, the combined ratio performance goal was met. After paying no bonuses to our named executive officers for 2008 or 2009, we paid bonuses for 2010 that were about 52% of the maximum amounts for the named executive officer group as a whole and 50% for the CEO individually. We paid bonuses for 2011 that were about 30% of the maximum amounts for the named executive officer group as a whole and 28% for the CEO. These percentages have been computed as if Mr. Lane's base salary, which determines his maximum bonus opportunity and which was materially increased in March 2010, had been increased in 2010 by only the same percentage as the increase for the other named executive officers.

The factors considered in the bonus payment decision are discussed above under "Objectives of our Executive Compensation Program – How did the compensation we paid to our named executive officers for 2011 reflect these objectives? – We want strong alignment between compensation and long-term shareholder interests by linking compensation to Company and executive performance."

***Base Salary***

Base salaries provide named executive officers with a fixed, minimum level of cash compensation. Our philosophy is to target base salary range midpoints for our executive officers near the median levels compared to their counterparts at the peer group of companies discussed above under "Benchmarking." In addition to reviewing market competitiveness, in considering any change to Mr. Culver's compensation, including his salary, the Committee takes into account its subjective evaluation of Mr. Culver's performance, based in part on a CEO evaluation survey completed by each non-management director. The subjects covered by the evaluation include financial results, leadership, strategic planning, succession planning, external relationships and communications and relations with the Board. Base salary changes for our other named executive officers are recommended to the Committee by Mr. Culver. Historically, these recommendations have been the product of his subjective evaluation of each executive officer's performance, including his perception of their contributions to the Company. The Committee approves changes in salaries for these officers after taking into account Mr. Culver's recommendations and the Committee's independent judgment regarding the officer gained through the Committee's and the Board's regular contact with each of them.

Mr. Culver received a 2.9% salary increase for 2011. Mr. Lauer and Mr. Pierzchalski, received salary increases of 3% in 2011. Mr. Lane received a 1.9% salary increase in 2011 (based on his salary as increased in March 2010). The mid-December 2010 FWC report discussed under "Benchmarking" above indicated that Mr. Sinks's salary was significantly below the market median. As a result, he received a 9.6% salary increase for 2011. Effective in late March 2012, each of the named executive officers will receive a 3% salary increase (in each case, based on his actual base salary before the increase).

***Pension Plan***

Our executive compensation program includes a qualified pension plan and a supplemental executive retirement plan. We believe retirement plans of this type are an important element of a competitive compensation program. These plans compute retirement benefits based only on current cash compensation (salary and annual bonus) and therefore do not include longer-term incentives that can result in substantial increases in pension value. We also offer a broad-based 401(k) plan to which we make contributions in cash.

***Perquisites***

As with prior years, the perks we provided for 2011 to our named executive officers were a small part of the officer's total compensation, ranging between approximately $700 and $4,200. These perks included club dues and expenses, the cost of an annual or bi-annual medical examination, a covered parking space at our headquarters and expenses of family members who accompany executives to business-related events at which family members are not expected to attend. We believe our perks are very modest and consistent with our desire to avoid an entitlement mentality.

**Other Aspects of Our Executive Compensation Program**

***Consideration of 2011 Shareholder Advisory Vote on Executive Compensation***

The most recent shareholder advisory vote on executive compensation was at our Annual Meeting of Shareholders in May 2011. Almost 87% of the shares voting at that Meeting voted to approve our executive compensation. In making the January 2012 compensation decisions (which were the approval of bonuses for 2011 performance, approval of base salary increases to be effective in 2012 and the grant of restricted stock awards), the Committee viewed this vote as a general approval of the objectives of our executive compensation program described in this CD&A (those objectives remained unchanged from what had been presented to shareholders) and an affirmation that our program should be continued.

***Tax Deductibility Limit***

Under Section 162(m) of the Internal Revenue Code, certain compensation in excess of $1 million paid during a year to any of the executive officers named in the SCT (other than the CFO) for that year is not deductible. Except for $183,593 with respect to the portions of Mr. Lane's restricted stock award granted in March 2010 that vested in 2011, we believe that all of our compensation for 2011 qualifies as tax-deductible.

In making decisions about executive compensation, we also consider the impact of other regulatory provisions, including the provisions of Section 409A of the Internal Revenue Code regarding non-qualified deferred compensation and the change-in-control provisions of Section 280G of the Internal Revenue Code.

***Stock Ownership by Officers***

Beginning with awards of restricted stock made in January 2007, a portion of restricted stock awarded to our named executive officers and our chief accounting officer, chief investment officer and chief information officer must not be sold for one year after vesting. Shares received upon exercise of our last grant of stock options (in January 2004) also must not be sold for one year after exercise. The number of shares that must not be sold is the lower of 25% of the shares that vested (or in the case of options, 25% of the shares for which the options were exercised) and 50% of the shares that were received by the officer after taking account of shares withheld to cover taxes. The holding period may end before one year if the officer is no longer required to report their equity transactions to the SEC. The holding period does not apply to involuntary transactions, such as would occur in a merger, and for certain other dispositions.

We also have stock ownership guidelines for executive officers. For our CEO, the stock ownership guideline is 100,000 shares and, for the other named executive officers, the guideline is 50,000 shares. Stock considered owned consists of shares owned outright by the executive (including shares in the executive's account in our 401(k) plan), unvested restricted stock and RSUs scheduled to vest within one year (assuming ratable vesting over the performance period of longer-term restricted stock) and the number of shares underlying vested stock options whose market price exceeds their exercise price. Each of our named executive officers meets these stock ownership guidelines. In fact, our CEO exceeded the guideline by 825,097 shares and the other named executive officers exceeded the guidelines by between

186,000 shares and 500,000 shares, depending on the individual. Our stock ownership guidelines, previously based on the value of the stock held, were changed in 2010 reflecting the decrease in our share price.

***Change in Control Provisions***

Each of our named executive officers is a party to a Key Executive Employment and Severance Agreement with us (a "KEESA") and some have supplemental agreements, both as described in the section titled "Potential Payments Upon Termination or Change-in-Control – Change in Control Agreements" below. No executive officer has an employment or severance agreement, other than these agreements. Our KEESAs provide for a cash termination payment in one or two lump sums only after both a change in control and a specified employment termination (a "double trigger" agreement). We adopted this approach, rather than providing for such payment only after a change in control (a "single trigger" agreement) or a change in control and a voluntary employment termination by the executive (a "modified single trigger" agreement), because we believe that double trigger agreements provide executives with adequate employment protection and reduce the potential costs associated with these agreements to an acquirer.

The KEESAs and our equity award agreements provide that all restricted stock and unvested stock options become fully vested at the date of a change in control. Once vested, a holder of an award is entitled to retain it even if he voluntarily leaves employment (although a vested stock option may expire because of employment termination as soon as 30 days after employment ends). In 2008, we amended our KEESAs for the principal purpose of complying with Section 409A of the Internal Revenue Code. In 2009, we eliminated any reimbursement of our named executive officers for any additional tax due as a result of the failure of the KEESAs to comply with Section 409A.

The period for which our KEESAs provide employment protection ends on the earlier of the third anniversary of the date of a change in control or the date on which the executive attained his or her normal retirement date. In 2010, we created a supplemental benefit plan that provides benefits to compensate for the benefits that are reduced or eliminated by the age-based limitation under our KEESAs. This plan was adopted because the Committee wanted to provide such benefits for those who would, absent this age-based limitation, receive benefits under his or her KEESA. The Committee believes that age should not reduce or eliminate benefits under a KEESA, but recognized that our employees may retire with a full pension at age 62 provided they have been a pension plan participant for at least seven years. Taking the early availability of full pension benefits into account, the payments under this plan are capped by reducing such payments to an amount that will not trigger payment of federal excise taxes on such payments. As a result, unlike our KEESAs, this plan does not include an Internal Revenue Code Sections 280G and 4999 excise tax gross-up provision. Our KEESAs were not amended in connection with the adoption of this plan.

For additional information about our KEESAs, see "Compensation and Related Tables — Potential Payments Upon Termination or Change-in-Control — Change in Control Agreements" below.

**No Stock Option Repricing**

Our 2002 Stock Incentive Plan, which governs equity awards granted before 2012, and our 2011 Omnibus Incentive Plan, which governs equity awards granted after 2011, both prohibit the repricing of stock options, either by amending existing options to lower the exercise price or by granting new options having a lower exercise price in exchange for outstanding options having a higher exercise price, unless such re-pricing is approved by shareholders.

### "Clawback" Policy

Under the "clawback" policy approved by the Committee, the Company will seek to recover certain incentive compensation, to the extent the Committee deems appropriate, from any executive officer and the chief accounting officer, if a subsequent financial restatement shows that such compensation should not have been paid. The clawback policy applies to restricted stock that vests upon the achievement of a Company performance target. As an alternative to seeking recovery, the Committee may require the forfeiture of future compensation. Beginning in January 2007, our restricted stock agreements require that, to the extent the Committee deems appropriate, our executive officers must repay the difference between the amount of after-tax income that was originally recognized from restricted stock that vested based on achievement of a performance goal and the amount that would have been recognized had the restatement been in effect, plus the value of any tax deduction on account of the repayment.

### Independent Compensation Consultant

Aside from its role as the Committee's independent consultant, FWC provides no other services to the Company. In 2011, FWC provided the Committee with advice about proxy disclosures, including with respect to this CD&A, incentive plan designs, director pay, benchmarking study results, as discussed above, and whether the payment of bonuses for 2011 would be reasonable. Fees incurred for services performed by FWC in 2011 were $73,625.

### Other Aspects of Our Compensation Practices

When designing our compensation objectives and policies for our named executive officers, the Committee considers the incentives that such objectives and policies create, including incentives to cause the Company to undertake appropriate risks. Among other things, the Committee considers aspects of our compensation policies that mitigate incentives to take inappropriate risks, such as the holding requirements described under "Other Aspects of Our Executive Compensation Program – Stock Ownership by Officers" above and the clawback policy described in the preceding paragraph.

The Committee has not adjusted executive officers' future compensation based upon amounts realized or forfeited pursuant to previous equity awards.

The Committee's practice for many years has been to make equity awards and approve new salaries and bonuses, if any, at its meeting in late January, which normally follows our announcement of earnings for the prior year. The Committee also may approve changes in compensation at other times throughout the year.

While the Committee is ultimately responsible for making all compensation decisions affecting our named executive officers, our CEO participates in the underlying process because of his close day-to-day association with the other named executive officers and his knowledge of our operations. Among other things, our CEO makes recommendations regarding all of the components of compensation described above for all of the named executive officers, other than himself. Our CEO does not participate in the portion of the Committee meeting regarding the review of his own performance or the determination of the actual amounts of his compensation. Our Vice President-Human Resources and our General Counsel also participate in the Committee's compensation process. Specifically, our Vice President-Human Resources is responsible for coordinating the work assigned to FWC by the Committee. Our Vice President-Human Resources is expected to maintain knowledge of executive compensation trends, practices, rules and regulations and works with our General Counsel on related legal and tax compliance matters.

### Appendix

This portion of the CD&A is the Appendix that provides additional information about the discussion in the Executive Summary that is not provided elsewhere in the CD&A. We make various statements in the Executive Summary and this Appendix that do not explicitly say they are our opinions, but you should read them as such. The Executive Summary discusses only the compensation of our CEO because his compensation sets the "compensation pace" for the rest of the named executive officers. The compensation programs for our CEO are generally no different than those for all of our named executive officers, as discussed in the CD&A, although the amount of compensation depends on what level the particular officer occupies in our organizational hierarchy. The additional information in the Appendix corresponds to the order of the discussion in the Executive Summary.

***We continued to make progress last year while some of our competitors failed***

The three companies that have stopped writing new business are Triad Guaranty, PMI Mortgage Insurance and Republic Mortgage Insurance, the last two in 2011. Each of the three companies is paying only a portion of its claims on a current basis. The consolidated group referred to is American International Group. Only a portion of the government support provided went to its mortgage insurance operations.

Additional information about the approvals from Fannie Mae, Freddie Mac and our primary insurance regulator may be found under the caption "Regulatory capital requirements may prevent us from continuing to write new insurance on an uninterrupted basis" in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2011. We raised approximately $1.1 billion in 2010 and an additional $850 million in 2008, in both cases through sales of common stock and debt securities convertible into common stock.

The loss ratio is a customary measure of the quality of an insurer's business. It is losses incurred divided by earned premiums for MGIC's primary new insurance written, in both cases over the period of the ratio. A year of seasoning includes the year in which the book was written; that is, the first year of seasoning for the book written in 2007 was 2007.

***You should review our compensation by reference to a peer group consisting of our direct competitors and others related to our industry, not a GICS-based peer group***

We cite 2010 revenues because, with the exception of the bonus for 2011 performance, all compensation decisions for 2011 were made in January 2011. At that time, 2010 revenues were the latest ones available. We cite 2010 comparative compensation data because in January 2012, when the Committee made its last compensation decisions regarding 2011 compensation, it was the latest data available.

We define "total direct compensation" as described in "Compensation Discussion and Analysis – Objectives of our Executive Compensation Program – How did the compensation we paid to our named executive officers for 2011 reflect these objective?" above.

The Committee's compensation consultant, FWC (see "Benchmarking" above), simulated a peer group based on companies within the same six digit GICS code as us that had total assets between 0.45 and 2.1 times our assets (as of September 30, 2011) and that had market capitalizations of between 0.2 times and 5 times our market capitalization (as of December 1, 2011). Because we are within the GICS Thrifts and Mortgage Finance Companies sub-classification, the particular peer group that resulted from FWC's simulation is from this sub-classification. It consists of community banks (or their holding companies) such as Beneficial Mutual Bancorp., Capitol Federal Financial, Dime Community Bancshares, Flushing Financial, Northwest Bancshares, Provident Financial Services, TFS Financial, TrustCo Bank, Washington Federal and WSFS Financial. It also included four other companies (Berkshire Hills Bancorp, primarily a New York, Massachusetts and Vermont bank holding company; Flagstar Bancorp, a savings and loan holding company which operates throughout Michigan and in other states; Ocwen Financial, a mortgage loan servicing, special servicing and asset management services company; and Radian Group, a mortgage insurance and financial guaranty company which is also in the peer group that we use).

The table below shows the revenues reported for 2010 for us and each of the nine companies that we use in our peer group benchmarking analysis. All revenue percentiles in the Executive Summary and this Appendix are the output of the "Percentile" formula in Microsoft's Excel software.

| | 2010 |
|---|---|
| | ($ in millions) |
| Ambac | 434 |
| Assured Guaranty | 1,313 |
| Fidelity National | 5,413 |
| First American | 3,907 |
| Genworth Financial | 10,089 |
| MBIA | 894 |
| Old Republic | 4,103 |
| PMI | 641 |
| Radian Group | 417 |
| MGIC | 1,521 |
| MGIC Percentile ranking | 51st |
| Revenues to achieve 60th percentile | 1,867 |

***Our CEO's compensation is aligned with returns to our shareholders***

The last five years throughout the CD&A are 2007 – 2011, as reported in the SCT for those years.

Effective with the proxy statement for our 2010 Annual Meeting, the SEC changed the rules on how equity grants were to be reported in the SCT to provide that the entire grant date fair value on the grant date was to be reported. The SCT in that proxy statement showed 2007 and 2008 compensation on that new basis. The 69% in value that was lost approximation is computed using the compensation figures for 2007 and 2008 in that proxy statement.

The performance goals for the restricted stock that was forfeited were based on earnings per share and return on equity.

We have not granted options since 2004 and the compensation tables that reported these options were in proxy statements issued before 2006. The reference to the last five years includes options that expired in January 2012.

During the last five years, our CEO had $2.7 million in shares withheld from vestings of restricted stock on account of income tax withholding, net of withholding amounts that he paid in cash. The dollar figures for shares withheld in this calculation is determined by the closing price on the vesting date. The 27% cash compensation percentage is computed using the amount of cash compensation included in the SCT during the last five years. Cash compensation consists of base salary and bonus.

**Compensation Committee Report**

Among its other duties, the Management Development, Nominating and Governance Committee assists the oversight by the Board of Directors of MGIC Investment Corporation's executive compensation program, including approving corporate goals relating to compensation for the CEO and senior officers, evaluating the performance of the CEO and determining the CEO's annual compensation and approving compensation for MGIC Investment Corporation's other senior executives.

The Committee reviewed and discussed with management the foregoing Compensation Discussion and Analysis. Based upon this review and discussion, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in MGIC Investment Corporation's proxy statement for its 2012 Annual Meeting of Shareholders and its Annual Report on Form 10-K for the year ending December 31, 2011.

**Members of the Management Development, Nominating and Governance Committee:**

Kenneth M. Jastrow, II, Chairman
Thomas M. Hagerty
Leslie M. Muma
Donald T. Nicolaisen

## COMPENSATION AND RELATED TABLES

### Summary Compensation Table

The following table summarizes the compensation earned by or paid to our named executive officers in 2009 through 2011. Following the table is a summary of our annual bonus program. Other tables that follow provide more detail about the specific types of compensation.

| Name and Principal Position | Year | Salary $ | Bonus $ | Stock Awards $[(1)] | Change in Pension Value and Nonqualified Deferred Compensation Earnings $[(2)] | All Other Compensation $ | Total Compensation $ |
|---|---|---|---|---|---|---|---|
| Curt Culver ................. | 2011 | 884,231 | 734,300 | 2,994,449 | 967,428 | 8,950 | 5,589,358 |
| Chairman and Chief | 2010 | 865,000 | 1,300,000 | 1,663,200 | 545,645 | 6,500 | 4,380,345 |
| Executive Officer | 2009 | 898,269 | - | 754,416 | 620,074 | 6,500 | 2,279,259 |
| J. Michael Lauer ............. | 2011 | 466,839 | 357,500 | 1,010,629 | 235,238 | 8,950 | 2,079,156 |
| Executive Vice President | 2010 | 453,231 | 550,000 | 561,330 | 83,577 | 6,500 | 1,654,638 |
| and Chief Financial Officer | 2009 | 460,039 | - | 254,615 | 133,029 | 6,500 | 854,183 |
| Patrick Sinks ................ | 2011 | 558,508 | 357,500 | 1,871,535 | 414,061 | 8,950 | 3,210,554 |
| President and Chief | 2010 | 516,692 | 585,200 | 1,039,500 | 213,577 | 6,500 | 2,361,469 |
| Operating Officer | 2009 | 524,423 | - | 471,510 | 238,433 | 6,500 | 1,240,866 |
| Lawrence Pierzchalski ........ | 2011 | 456,308 | 302,500 | 1,010,629 | 470,613 | 8,950 | 2,249,000 |
| Executive Vice | 2010 | 443,000 | 501,800 | 561,330 | 271,888 | 6,500 | 1,784,518 |
| President - Risk Management | 2009 | 449,654 | - | 254,615 | 307,807 | 6,500 | 1,018,576 |
| Jeffrey Lane ................ | 2011 | 710,385 | 357,500 | 1,010,629 | 415,914 | 8,950 | 2,503,378 |
| Executive Vice President | 2010 | 653,846 | 550,000 | 1,402,330 | 311,723 | 19,770 | 2,937,669 |
| and General Counsel | 2009 | 415,385 | - | 254,615 | 277,239 | 6,500 | 953,739 |

---

(1) The amounts shown in this column represent the grant date fair value of the stock awards granted to named executive officers in the years shown, computed in accordance with FASB ASC Topic 718. The fair value of stock award units is based on the closing price of our common stock on the New York Stock Exchange on the date of grant. Except as described below, the vesting of all of the awards represented in this column is subject to our meeting certain performance conditions. In accordance with the rules of the SEC, all of the figures in this column represent the value at the grant date based upon the probable outcome of the applicable performance conditions as of the grant date, such probable outcome determined with reference to the performance of the fiscal year preceding the grant. The probable outcome of the applicable performance conditions associated with the 2010 awards resulted in the full value of such awards being reflected in this column. If the full value of the applicable awards for 2011 and 2009 were shown, rather than an amount based upon the probable outcome of the applicable performance conditions, then the amounts shown would have been:

| | 2011 | 2009 |
|---|---|---|
| Curt Culver......................... | $ 3,097,710 | $ 781,200 |
| J. Michael Lauer.................... | $ 1,045,479 | $ 263,655 |
| Patrick Sinks....................... | $ 1,936,073 | $ 488,250 |
| Lawrence Pierzchalski............ | $ 1,045,479 | $ 263,655 |
| Jeffrey Lane........................ | $ 1,045,479 | $ 263,655 |

(2) The amounts shown in this column reflect the change in present value of accumulated pension benefits during such year pursuant to our Pension Plan and our Supplemental Executive Retirement Plan when retirement benefits are also provided under that Plan. See information following the table titled "Pension Benefits at 2011 Fiscal Year-End" below for a summary of these plans. The change shown in this column is the difference between (a) the present value of the annual pension payments that the named executive officer would be entitled to receive beginning at age 62 and continuing for his life expectancy determined at the end of the year shown and by assuming that the officer's employment with us ended on the last day of that year shown and (b) the same calculation done as if the officer's employment had ended one year earlier. For all years shown, the change between years results from (a) the officer being one year closer to the receipt of the pension payments, which means the present value is higher, and the annual pension payment is higher due to the additional benefit earned because of one more year of employment, and (b) a change in actuarial assumptions used to calculate the benefit, primarily a decrease in the discount rate used to calculate the present value at the end of each of those years, which made the increases higher than they would have been if we had not changed the discount rate.

For each named executive officer, the change for 2011, 2010 and 2009 consists of:

| | 2011 | | 2010 | | 2009 | |
|---|---|---|---|---|---|---|
| | **Change in Actuarial Assumptions** | **Change Due to Other Factors** | **Change in Actuarial Assumptions** | **Change Due to Other Factors** | **Change in Actuarial Assumptions** | **Change Due to Other Factors** |
| Curt Culver........ | 310,398 | 657,030 | 141,243 | 404,402 | 249,437 | 370,637 |
| J. Michael Lauer.... | 106,335 | 128,903 | 52,343 | 31,234 | 93,875 | 39,154 |
| Patrick Sinks....... | 144,013 | 270,048 | 61,530 | 152,047 | 104,629 | 133,804 |
| Lawrence Pierzchalski | 156,596 | 314,017 | 71,724 | 200,164 | 126,335 | 181,472 |
| Jeffrey Lane ....... | 114,036 | 301,878 | 51,911 | 259,812 | 90,123 | 187,116 |

See Note 13 of the Notes to the Consolidated Financial Statements in our Annual Report on Form 10-K for the year ending December 31, 2011 for additional information regarding the assumptions made in arriving at these amounts.

***Annual Bonus***

The following is a description of our annual bonus program. This discussion supplements the discussion included in the section titled "Compensation Discussion and Analysis" above.

Beginning in 2008, our bonus framework provided that annual bonuses, so long as we met a performance target described in "Compensation Discussion and Analysis — Our 2011 Executive Compensation — Annual Bonus" above, are determined in the discretion of the Management Development, Nominating and Governance Committee taking account of:

- our actual financial and other results for the year compared to the goals considered and approved by the Management Development, Nominating and Governance Committee in the first quarter of that year (see "Compensation Discussion and Analysis — Our 2011 Executive Compensation — Annual Bonus" above for our 2011 performance goals);
- the Committee's subjective analysis of the business environment in which we operated during the year;
- the Committee's subjective evaluation of individual officer performance;
- the subjective recommendations of the CEO (except in regard to his own bonus); and

- such other matters as the Committee deems relevant.

The maximum bonuses under this bonus framework cannot exceed three times the base salary of the CEO and 2.25 times the base salaries of our other named executive officers.

### 2011 Grants Of Plan-Based Awards

The following table shows the grants of plan-based awards to our named executive officers in 2011.

| Name | Type of Award | Grant Date | Estimated Future Payouts Under Equity Incentive Plan Awards | | Grant Date Fair Value of Stock and Option Awards ($)[1] |
|---|---|---|---|---|---|
| | | | Target (#) | Maximum (#) | |
| Curt Culver | Other[2] | 1/25/11 | 63,000 | 63,000 | 563,220 |
| | Performance Based[3] | 1/25/11 | 271,950 | 283,500 | 2,431,233 |
| J. Michael Lauer | Other[2] | 1/25/11 | 21,262 | 21,262 | 190,082 |
| | Performance Based[3] | 1/25/11 | 91,784 | 95,682 | 820,549 |
| Patrick Sinks | Other[2] | 1/25/11 | 39,375 | 39,375 | 352,013 |
| | Performance Based[3] | 1/25/11 | 169,969 | 177,188 | 1,519,523 |
| Lawrence Pierzchalski | Other[2] | 1/25/11 | 21,262 | 21,262 | 190,082 |
| | Performance Based[3] | 1/25/11 | 91,784 | 95,682 | 820,549 |
| Jeffrey Lane | Other[2] | 1/25/11 | 21,262 | 21,262 | 190,082 |
| | Performance Based[3] | 1/25/11 | 91,784 | 95,682 | 820,549 |

---

(1) All of the figures in this column represent the value at the grant date based upon the probable outcome of the applicable performance conditions as of the grant date. The grant date fair value is based on the New York Stock Exchange closing price on the day the award was granted. There have been no stock options granted since 2004.

(2) See "— Compensation Discussion and Analysis — Our 2011 Executive Compensation — Longer-Term Restricted Equity — Other Restricted Equity" above for information about the performance goal applicable to these awards.

(3) Pursuant to rules adopted by the SEC, the amounts set forth in the "Target" column are based upon the assumption that our performance with respect to the three performance goals applicable to these awards in 2011 through 2013 will equal our performance in 2010. Using this approach, 96% of the shares granted would vest. See "— Compensation Discussion and Analysis — Our 2011 Executive Compensation — Longer-Term Restricted Equity" above for additional details about the performance goals applicable to these awards.

**Outstanding Equity Awards At 2011 Fiscal Year-End**

The following table shows our named executive officers' equity awards outstanding on December 31, 2011.

| Name | Number of Securities Underlying Unexercised Options Exercisable #[1] | Option Exercise Price ($) | Option Expiration Date | Number of Shares or Units of Stock That Have Not Vested # | Market Value of Shares or Units of Stock That Have Not Vested ($)[2] | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested # | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2] |
|---|---|---|---|---|---|---|---|
| Curt Culver.......... | 120,000[3] | 63.80 | 1/23/12 | - | - | 519,213[4] | 1,936,664 |
| | 80,000 | 43.70 | 1/22/13 | | | | |
| | 80,000 | 68.20 | 1/28/14 | | | | |
| J. Michael Lauer ...... | 40,000[3] | 63.80 | 1/23/12 | - | - | 175,236[4] | 653,630 |
| | 27,000 | 43.70 | 1/22/13 | | | | |
| | 27,000 | 68.20 | 1/28/14 | | | | |
| Patrick Sinks......... | 20,000[3] | 63.80 | 1/23/12 | - | - | 324,509[4] | 1,210,419 |
| | 8,000 | 43.70 | 1/22/13 | | | | |
| | 40,000 | 68.20 | 1/28/14 | | | | |
| Lawrence Pierzchalski. | 40,000[3] | 63.80 | 1/23/12 | - | - | 175,236[4] | 653,630 |
| | 27,000 | 43.70 | 1/22/13 | | | | |
| | 27,000 | 68.20 | 1/28/14 | | | | |
| Jeffrey Lane ......... | 40,000[3] | 63.80 | 1/23/12 | 25,000[5] | 93,250 | 175,236[4] | 653,630 |
| | 10,800 | 43.70 | 1/22/13 | | | | |
| | 27,000 | 68.20 | 1/28/14 | | | | |

(1) There have been no stock options granted since 2004. All stock option awards are fully vested.

(2) Based on the closing price of the Common Stock on the New York Stock Exchange at 2011 year-end, which was $3.73.

(3) These stock options expired in January 2012 without being exercised.

(4) Consists of: (a) performance-based restricted equity granted in 2009, 2010 and 2011 that will vest in February in each of the first three years following the grant dates if we meet certain performance targets (with the vesting amounts, if any, dependent upon our performance) and (b) other restricted equity granted in 2009, 2010 and 2011 one-third of which will vest in February in each of the first three years following the grant dates if we meet certain performance targets. The restricted equity awards granted in 2009, 2010 and 2011 that do not vest in a particular year because actual performance is less than target performance in that year may vest in following years. See "— Compensation Discussion and Analysis — Our 2011 Executive Compensation — Longer-Term Restricted Equity — Other Restricted Equity" for information about vesting of these awards.

The 2009 awards were granted on January 29, 2009, the 2010 awards were granted on January 27, 2010 and the 2011 awards were granted on January 25, 2011. The 2011 awards are reported in the table titled "2011 Grants of Plan-Based Awards" above. The 2010 awards were similar to the 2011 awards, except that the performance goals were changed for the 2011 awards and a greater percentage of the 2011 awards were granted in the form of performance-based awards (increased from approximately 75% to approximately 82% (excluding a one-time grant to Mr. Lane)). The 2009 awards were similar to the 2010 awards, except that the performance goals were changed for the 2010 awards and a greater percentage of the 2010 awards were granted in the form of performance-based awards (increased from approximately 57% to approximately 75% (excluding a one-time grant to Mr. Lane)). The number of units of performance-based restricted equity included in this column is a representative amount based on 2010 performance. Excludes restricted shares or RSUs, 20% of which vest on or about each of the first five anniversaries of the grant date, assuming continued employment and our meeting our ROE goal of 1% for the year prior to vesting in the following amounts: Mr. Culver — 4,800; Mr. Lauer — 1,620; Mr. Sinks — 3,000; Mr. Pierzchalski — 1,620; and Mr. Lane — 1,620. Pursuant to the rules of the SEC, these awards are excluded because we did not meet our ROE goal in 2010. Also excludes restricted shares or RSUs, the vesting of which is dependent upon our meeting a goal determined by our EPS in the following amounts: Mr. Culver — 32,000; Mr. Lauer — 10,800; Mr. Sinks — 20,000; Mr. Pierzchalski — 10,800; and Mr. Lane — 10,800. Pursuant to rules adopted by the SEC, the amounts for these shares are excluded because our EPS in 2010 was negative.

(5) This represents a one-time award of 100,000 restricted stock units, granted in 2010. Fifty percent vested on March 1, 2011, 25% vested on September 1, 2011 and the remaining 25% vested on March 1, 2012. Vesting in each case was subject only to Mr. Lane's continued employment through the vesting date, but the units also would have vested in the event of non-cause and good reason employment terminations.

**2011 Option Exercises And Stock Vested**

The following table shows the vesting of grants of plan-based stock awards to our named executive officers in 2011. There were no options exercised in 2011.

| | Stock Awards | |
|---|---|---|
| **Name** | **Number of Shares Acquired on Vesting #** | **Value Realized on Vesting ($)(1)** |
| Curt Culver | 253,833 | 2,327,649 |
| J. Michael Lauer | 85,668 | 785,576 |
| Patrick Sinks | 158,645 | 1,454,775 |
| Lawrence Pierzchalski | 85,668 | 785,576 |
| Jeffrey Lane | 160,668 | 1,253,826 |

(1) Value realized is the market value at the close of business on the vesting date. None of our named executive officers sold any shares in 2011, though some shares that vested were withheld to pay taxes due as a result of the vesting of the shares.

**Pension Benefits At 2011 Fiscal Year-End**

The following table shows the present value of accrued pension plan benefits for our named executive officers as of December 31, 2011.

| Name | Plan Name(1) | Number of Years Credited Service # | Present Value of Accumulated Benefit ($)(2) | Payments During Last Fiscal Year (3) |
|---|---|---|---|---|
| Curt Culver ....... | Qualified Pension Plan | 29.2 | 2,139,950 | - |
| | Supplemental Executive Retirement Plan | 29.2 | 3,374,393 | 62,514 |
| J. Michael Lauer... | Qualified Pension Plan | 22.8 | 2,079,773 | - |
| | Supplemental Executive Retirement Plan | 22.8 | 629,391 | 12,030 |
| Patrick Sinks...... | Qualified Pension Plan | 33.4 | 1,699,835 | - |
| | Supplemental Executive Retirement Plan | 33.4 | 203,980 | - |
| Lawrence Pierzchalski | Qualified Pension Plan | 29.7 | 2,094,807 | - |
| | Supplemental Executive Retirement Plan | 29.7 | 616,143 | 9,808 |
| Jeffrey Lane ...... | Qualified Pension Plan | 15.3 | 2,332,327(4) | - |
| | Supplemental Executive Retirement Plan | 15.3 | 248,310 | - |

(1) See below for a summary of these plans.

(2) The amount shown is the present value of the annual pension payments that the named executive officer would be entitled to receive beginning at age 62 (which is the earliest age that unreduced benefits under the Qualified Pension Plan and Supplemental Executive Retirement Plan may be received) and continuing for his life expectancy determined at the end of 2011 and by assuming that the officer's employment with us ended on the last day of that year. See Note 13 of the Notes to the Consolidated Financial Statements in our Annual Report on Form 10-K for the year ending December 31, 2011 for the discount rate used to calculate the present value of benefits under these plans.

(3) The amount shown in this column represents distribution amounts that Mr. Culver, Mr. Lauer and Mr. Pierzchalski received from the MGIC Supplemental Executive Retirement Plan during the fiscal year ended December 31, 2011 to pay the employee portion of the Social Security tax attributable to benefits earned under the plan during fiscal year 2011, as well as amounts distributed to cover the income tax thereon.

(4) Includes an annual benefit of $34,000 credited to Mr. Lane as part of his initial employment. This amount represents $412,562 of the present value of Mr. Lane's benefits.

Under the Pension Plan and the Supplemental Plan taken together, each executive officer earns an annual pension credit for each year of employment equal to 2% of the officer's eligible compensation for that year. Eligible compensation is limited to salaries, wages, cash bonuses, and the portion of cash bonuses deferred and converted to restricted equity bonuses (applicable for bonuses for 2001 through 2006 performance). At retirement, the annual pension credits are added together to determine the employee's accrued pension benefit. However, the annual pension credits for service prior to 1998 for each employee with at least five years of vested service on January 1, 1998 will generally be equal to 2% of the employee's average eligible compensation for the five years ended December 31, 1997. Eligible employees with credited service for employment prior to October 31, 1985 also receive a past service benefit, which is generally equal to the difference between the amount of pension the employee would have been entitled to receive for service prior to October 31, 1985 under the terms of a prior plan had such plan continued, and the amount the employee is actually entitled to receive under an annuity contract purchased when the prior plan was terminated. Retirement benefits vest on the basis of a graduated schedule over a seven-year period of service. Full pension benefits are payable in monthly installments upon retirement at or after age 65 with at least five years of service (age 62 if the employee has completed at least seven years of service). Any supplemental executive retirement benefits earned on or after January 1, 2005 are payable in a lump sum. In addition, reduced benefits are payable beginning at age 55. These benefits are reduced by 0.5% for each month that payments begin prior to the normal retirement date. Messrs. Lauer and Lane are eligible for their full retirement benefits and Messrs. Culver and Pierzchalski are eligible to receive reduced benefits.

If the employment of our named executive officers terminated effective December 31, 2011, the annual amounts payable to them at age 62 under these plans would have been: Mr. Culver – $272,868; Mr. Lauer – $195,000; Mr. Sinks – $195,000; Mr. Pierzchalski – $195,000; and Mr. Lane – $190,824; and the lump-sum payment for supplemental executive retirement benefits earned on or after January 1, 2005 would have been: Mr. Culver – $3,064,393; Mr. Lauer – $677,315; Mr. Sinks – $312,286; Mr. Pierzchalski – $765,436; and Mr. Lane – $266,951. As of December 31, 2011, Messrs. Lauer and Lane were each eligible to receive this level of benefits because each was over the age of 62 and had more than seven years' tenure. As of December 31, 2011, Messrs. Culver, Sinks and Pierzchalski were eligible to receive reduced benefits under these plans immediately upon retirement because they were over the age of 55 and had more than seven years' tenure. As a result, if their employment had been terminated effective December 31, 2011, the annual amounts payable to them under our Pension Plan had they elected to begin receiving annual payments immediately would have been Mr. Culver – $233,302; Mr. Lauer – $195,000; Mr. Sinks – $114,075; Mr. Pierzchalski – $161,850; and Mr. Lane – $190,824; and the lump-sum payment for supplemental executive retirement benefits earned on or after January 1, 2005 would have been: Mr. Culver – $2,762,091; Mr. Lauer – $677,315; Mr. Sinks – $209,162; Mr. Pierzchalski – $675,425; and Mr. Lane – $266,951. The discount rate and post-retirement mortality assumptions used to calculate the lump-sum payments differ from the factors used in our financial statements.

**Potential Payments Upon Termination or Change-in-Control**

The following table summarizes the estimated value of payments to each of the named executive officers assuming the triggering event or events indicated occurred on December 31, 2011.

| Name | Termination Scenario | Total ($) | Cash Payment ($) | Value of Restricted Equity and Stock Options that will Vest on an Accelerated Basis ($)[1] | Value of Restricted Equity and Stock Options Eligible for Continued Vesting ($)[1] | Value of Other Benefits ($)[2] |
|---|---|---|---|---|---|---|
| Curt Culver ......... | Change in control with qualifying termination[3] | 8,149,824 | 5,890,269[4] | 2,117,010 | - | 142,545 |
| | Change in control without qualifying termination[3] | 2,117,010 | - | 2,117,010 | - | - |
| | Death | 2,117,010 | - | 2,117,010 | - | - |
| | Disability | 222,951 | 222,951[5] | - | - | - |
| J. Michael Lauer ..... | Change in control with qualifying termination[3] | 3,394,965 | 2,579,924[6] | 714,496 | - | 100,545 |
| | Change in control without qualifying termination[3] | 714,496 | - | 714,496 | - | - |
| | Retirement | 278,295 | - | - | 278,295 | - |
| | Death | 714,496 | - | 714,496 | - | - |
| Patrick Sinks ........ | Change in control with qualifying termination[3] | 4,576,080 | 3,122,498[4] | 1,323,135 | - | 130,447 |
| | Change in control without qualifying termination[3] | 1,323,135 | - | 1,323,135 | - | - |
| | Death | 1,323,135 | - | 1,323,135 | - | - |
| Lawrence Pierzchalski | Change in control with qualifying termination[3] | 3,328,029 | 2,520,599[4] | 714,496 | - | 92,934 |
| | Change in control without qualifying termination[3] | 714,496 | - | 714,496 | - | - |
| | Death | 714,496 | - | 714,496 | - | - |
| Jeffrey Lane ........ | Change in control with qualifying termination[3] | 3,525,577 | 2,582,827[4] | 807,746 | - | 135,004 |
| | Change in control without qualifying termination[3] | 807,746 | - | 807,746 | - | - |
| | Retirement | 278,295 | - | | 278,295 | - |
| | Death | 714,496 | - | 714,496 | - | - |

(1) The value attributed to restricted stock that accelerates or is eligible for continued vesting is calculated using the closing price on the New York Stock Exchange on December 31, 2011 (which is a higher valuation than that specified by IRS regulations for tax purposes). The value of options would be the difference between the closing price on the New York Stock Exchange on December 31, 2011 and the exercise price. However, as of December 31, 2011, the exercise price of all options exceeded the market price. As a result, all amounts in these columns represent value attributable solely to restricted equity.

(2) Other benefits include three years of health and welfare benefits and the maximum outplacement costs each executive would be entitled to.

(3) As described further in "Change in Control Agreements" below, each of our named executive officers is a party to a KEESA that may provide for payments after a change in control. A qualifying termination is a termination within three years (but no later than the date the executive reaches the age at which the executive may retire under the Pension Plan with full pension benefits) after the change in control by the Company other than for cause, death or disability or by the executive for good reason.

(4) Amounts payable in one or two lump sums, depending on limits on amounts that may be paid within six months under applicable tax rules and regulations. The first lump sum is payable within 10 business days after the termination date and the second lump sum, if required by applicable tax rules and regulations, is payable six months thereafter.

Mr. Lane's cash payment under his supplemental KEESA was capped by reducing such payment (by $1,315,651) to an amount that will not trigger payment of federal excise taxes on such payment.

(5) Represents the present value of monthly payments of $4,000 that Mr. Culver would be eligible to receive through age 65, assuming the disability continued. These amounts would be paid by an insurance company pursuant to an insurance policy covering Mr. Culver that we provide. The discount rate of 5.75% applied to these payments is the same discount rate that we use to value our net periodic benefit costs associated with our benefit plans pursuant to GAAP.

(6) As of December 31, 2011, neither Mr. Lauer nor Mr. Lane was eligible to receive a cash payment or other benefits under his KEESA because he had attained his normal retirement age. As noted in "Change in Control Agreements" below, in 2010, we created a supplemental benefit plan applicable to persons who had attained their normal retirement age.

*Change in Control Agreements*

*Key Executive Employment and Severance Agreement.* Each of our named executive officers is a party to a Key Executive Employment and Severance Agreement with us (a "KEESA"). If a change in control occurs and the executive's employment is terminated within three years (but no later than the date the executive reaches the age at which the executive may retire under the Pension Plan with full pension benefits, which is 62, an age that none of our named executive officers other than Mr. Lauer and Mr. Lane has attained) after the change in control (this period is referred to as the employment period), other than for cause, death or disability, or if the executive terminates his employment for good reason, the executive is entitled to receive a termination payment of twice the sum of his annual base salary, his maximum bonus award and an amount for pension accruals and profit sharing and matching contributions to our tax-qualified defined contribution plan, subject to reduction as described below. This termination payment is payable in one or two lump sums, depending on limits on amounts that may be paid within six months under applicable tax rules and regulations. The first lump sum is payable within 10 business days after the termination date and the second lump sum, if required by applicable tax rules and regulations, is payable six months thereafter.

If the employment termination occurs during the employment period but more than three months after the change in control, the termination payment is reduced by an amount corresponding to the portion of the employment period that has elapsed since the date of the change in control. The KEESAs require that, for a period of twelve months after a termination for which a payment is required, the executive not compete with us unless approved in advance in writing by our Board of Directors. The KEESAs also impose confidentiality obligations on our executives that have signed them.

Under the KEESAs, a change in control generally would occur upon the acquisition by certain unrelated persons of 50% or more of our Common Stock; an exogenous change in the majority of our Board of Directors; certain mergers, consolidations or share exchanges or related share issuances; or our sale or disposition of all or substantially all of our assets. We would have "cause" to terminate an executive under a KEESA if the executive were intentionally to engage in certain bad faith conduct causing demonstrable and serious financial injury to us; to be convicted of certain felonies; or to willfully, unreasonably and continuously refuse to perform his or her existing duties or responsibilities. An executive would have "good reason" under his or her KEESA if we were to breach the terms of the KEESA or make certain changes to the executive's position or working conditions.

While the executive is employed during the employment period, the executive is entitled to a base salary no less than the base salary in effect prior to the change in control and to a bonus opportunity of no less than 75% of the maximum bonus opportunity in effect prior to the change in control. The executive is also entitled to participate in medical and other specified benefit plans. Such benefits include life insurance benefits made available to salaried employees generally and other benefits provided to executives of comparable rank, including stock awards, supplemental retirement benefits and periodic physicals. The value of these benefits cannot be less than 75% of the value of comparable benefits prior to the change in control, except that if the new parent company does not provide stock-based compensation to executives of its U.S. companies of comparable rank, this type of benefit need not be provided and the 75% minimum for other benefits is raised to 100%. If the executive experiences a qualified termination, he is entitled to continued life and health insurance for the remainder of the employment period or, if earlier, the time he obtains similar coverage from a new employer, outplacement services and up to a total of $10,000 to cover tax preparation, legal and accounting services relating to the KEESA termination payment.

If the excise tax under Sections 280G and 4999 of the Internal Revenue Code would apply to the benefits provided under the KEESA, the executive is entitled to receive a payment so that he is placed in the same position as if the excise tax did not apply. In 2008, we amended our KEESAs for the principal purpose of complying with Section 409A of the Internal Revenue Code. In 2009, we eliminated any reimbursement of our named executive officers for any additional tax due as a result of the failure of the KEESAs to comply with Section 409A.

*Supplemental Plan for Executives Covered by MGIC Investment Corporation Key Executive Employment and Severance Agreements.* In 2010, we created the Supplemental Plan for Executives Covered by MGIC Investment Corporation Key Executive Employment and Severance Agreements, which provides benefits to compensate for the benefits that are reduced or eliminated by the age-based limitation under our KEESAs. This plan was adopted because the Committee wanted to provide such benefits for those who would, absent this age-based limitation, receive benefits under his or her KEESA. The Committee believes that age should not reduce or eliminate benefits under a KEESA, but recognized that our employees may retire with a full pension at age 62 provided they have been a pension plan participant for at least seven years. Taking the early availability of full pension benefits into account, the payments under this plan are capped by reducing such payments to an amount that will not trigger payment of federal excise taxes on such payments under Sections 280G and 4999. As a result, unlike our KEESAs, this plan does not include an excise tax gross-up provision. Our KEESAs were not amended in connection with the adoption of this plan.

*Post-Termination Vesting of Certain Restricted Equity Awards*

In general, our restricted equity awards are forfeited upon a termination of employment, other than as a result of the award recipient's death (in which case the entire award vests). In general, if employment termination occurs after age 62 for a recipient who has been employed by us for at least seven years, awards granted at least one year prior to the date of the employment termination will continue to vest if the recipient enters into a non-competition agreement with us.

*Severance Pay*

Although we do not have a written severance policy for terminations of employment unrelated to a change in control, we have historically negotiated severance arrangements with officers whose employment we terminate without cause. The amount that we have paid has varied based upon the officer's tenure and position.

## OTHER MATTERS

### Related Person Transactions

Among other things, our Code of Business Conduct prohibits us from entering into transactions in which our "Senior Financial Officers," executive officers or their respective immediate family members have a material financial interest (either directly or through a company with which the officer has a relationship) unless all of the following conditions are satisfied:

- the terms of the contract or transaction are fair and equitable, at arm's length and are not detrimental to our interests;
- the existence and nature of the interests of the officer are fully disclosed to and approved by the Audit Committee; and
- the interested officer has not participated on our behalf in the consideration, negotiation or approval of the contract or transaction.

In addition, the Code requires Audit Committee approval of all transactions with any director or a member of the director's immediate family, other than transactions involving the provision of goods or services in the ordinary course of business of both parties. The Code contemplates that our non-management directors will disclose all transactions between us and parties related to the director, even if they are in the ordinary course of business.

We have used the law firm of Foley & Lardner LLP as our principal outside legal counsel for more than 20 years. The wife of our General Counsel is a partner in that law firm, which was paid $1,181,537 by us and our consolidated subsidiaries for legal services in 2011.

### Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors to file reports of their beneficial ownership of our stock and changes in stock ownership with the SEC. Based in part on statements by the directors and executive officers, we believe that all Section 16(a) forms were timely filed by our directors and executive officers in 2011, except for the inadvertent failure to file one report covering the disposition by Mr. Pierzchalski of 2.476 shares (valued at less than $20) from his MGIC Profit-Sharing and Savings Plan account on May 24, 2011. A Form 4 was filed on behalf of Mr. Pierzchalski February 21, 2012 to report the disposition. We timely made more than 50 other Section 16(a) filings on behalf of our executive officers and directors in 2011.

## ITEM 4 – RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has reappointed the accounting firm of PricewaterhouseCoopers LLP ("PwC") as our independent registered public accounting firm for the year ending December 31, 2012. As a matter of good corporate governance, the Board is seeking shareholder ratification of the appointment even though ratification is not legally required. If shareholders do not ratify this appointment, the Audit Committee will take this into consideration in its future selection of an independent registered public accounting firm. A representative of PwC is expected to attend the Annual Meeting and will be given an opportunity to make a statement and respond to appropriate questions.

In PwC's engagement letter, we expect that we and PwC will agree not to demand a trial by jury in any action, proceeding or counterclaim arising out of or relating to PwC's services and fees for the engagement. We also expect that we will agree that we will not, directly or indirectly, agree to assign or transfer any rights, obligations, claims or proceeds from claims against PwC arising under the engagement letter to anyone. We further expect that the engagement letter will not contain a requirement that we arbitrate any disputes with PwC nor any limitation on our right to damages from PwC.

**Audit and Other Fees**

For the years ended December 31, 2011 and 2010, PwC billed us fees for services of the following types:

| | 2011 | 2010 |
|---|---|---|
| Audit Fees | $ 1,914,228 | $ 2,050,534 |
| Audit-Related Fees | 10,610 | 8,780 |
| Tax Fees | 30,245 | 29,945 |
| All Other Fees | 3,760 | 3,760 |
| Total Fees | $ 1,958,843 | $ 2,093,019 |

Audit Fees include PwC's review of our quarterly financial statements and audit of our year-end financial statements and internal controls over financial reporting and, for 2010, comfort letters issued in connection with our issuance of Common Stock and convertible senior notes. Audit-Related Fees for 2010 and 2011 include fees related to an external peer review of the actuarial calculations done with respect to our Australian operations. Tax Fees include a review of our tax returns. All Other Fees include, subscription fees for an online library of financial reporting and assurance literature.

The rules of the SEC regarding auditor independence provide that independence may be impaired if the auditor performs services without the pre-approval of the Audit Committee. The Committee's policy regarding pre-approval of audit and allowable non-audit services to be provided by the independent auditor includes a list of services that are pre-approved as they become necessary and the Committee's approving of a schedule of other services expected to be performed during the ensuing year prior to the start of the annual audit engagement. If we desire the auditor to provide a service that is not in either category, the service may be presented for pre-approval by the Committee at its next meeting or may be pre-approved by the Chairperson (or another Committee member designated by the Chairperson). The Committee member approving the service will be given detail regarding the service equivalent to the detail that would be given to the Committee, and the Committee will be notified of the approved service at its next regularly scheduled meeting. We periodically provide the Committee with information about fees paid for services that have been approved and pre-approved. The Audit Committee pre-approved all of the services that PwC provided in 2011.

**Shareholder Vote Required**

The affirmative vote of a majority of the votes cast on this matter is required for the ratification of the appointment of PwC as our independent registered public accounting firm. Abstentions and broker non-votes, if any, will not be counted as votes cast.

**YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF PWC AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM. PROXY CARDS AND VOTING INSTRUCTION FORMS WILL BE VOTED FOR RATIFICATION UNLESS A SHAREHOLDER GIVES OTHER INSTRUCTIONS ON THE PROXY CARD OR VOTING INSTRUCTION FORM.**

## HOUSEHOLDING

The broker, bank or other nominee for any shareholder who holds shares in "street name" and is not a shareholder of record may deliver only one copy of this proxy statement and the Annual Report to Shareholders to multiple shareholders who share the same address, unless that broker, bank or other nominee has received contrary instructions from one or more of the shareholders. We will deliver promptly, upon written or oral request, a separate copy of this proxy statement and the Annual Report to Shareholders to a shareholder at a shared address to which a single copy of the document was delivered. A shareholder who wishes to receive a separate copy of the proxy statement and Annual Report to Shareholders, now or in the future, should submit a request to MGIC by telephone at (414) 347-6480 or by submitting a written request to Investor Relations, MGIC Investment Corporation, P.O. Box 488, MGIC Plaza, Milwaukee, WI 53201. Beneficial owners sharing an address who are receiving multiple copies of the proxy statement and Annual Report to Shareholders and wish to receive a single copy of such materials in the future will need to contact their broker, bank or other nominee to request that only a single copy be mailed to all shareholders at the shared address in the future.

MGIC


MGIC
55
Years
est. 1957

# MGIC INVESTMENT CORPORATION
## ANNUAL REPORT 2011

(This page intentionally left blank)

# Financial Summary

| | 2009 | 2010 | 2011 |
|---|---|---|---|
| Net income (loss) ($ millions) | (1,322.3) | (363.7) | (485.9) |
| Diluted earnings (loss) per share ($) | (10.65) | (2.06) | (2.42) |


Shareholders' Equity
($ millions)
1,303
1,669
1,197
2009
2010
2011


New Primary Insurance Written
($ billions)
19.9
12.3
14.2
2009
2010
2011


Direct Primary Insurance in Force
($ billions)
212.2
191.3
172.9
2009
2010
2011


Direct Primary Risk in Force
($ billions)
54.3
49.0
44.5
2009
2010
2011


Investment Portfolio,
Including Cash and Cash Equivalents
($ millions)
8,440
8,762
6,819
2009
2010
2011


Revenue
($ millions)
1,709
1.521
1,504
2009
2010
2011

## Fellow Shareholders



Last year at this time I thought the housing market would continue to struggle under the pressure of elevated delinquencies and foreclosures that resulted from the worst economic environment since World War II. Knowing that we do not control the path of the economy, I wrote that we would focus on those things that we can control, namely underwriting quality, returns on our new business, loss mitigation and operating expenses.

Unfortunately, I was correct about the housing market. Potential home buyers stayed on the sidelines as home values fell another 2.4%, according to the Federal Housing Finance Agency. Unemployment, while lower, remains quite high. More recently, the supply of available homes has been declining, as affordability has never been better given the very low mortgage rates, the number of jobs being created is improving, and while there is still a way to go to restore consumer confidence, things seem to be moving in the right direction.

So while we continue to keep an eye on the macro-economic environment we spent most of our time in 2011 focusing on those things we can control. In particular, our main objective is to continue to serve the housing market on an uninterrupted basis. To that end, our strategy, which has the support of the Office of the Commissioner of Insurance for the State of Wisconsin ("OCI"), and Fannie Mae and Freddie Mac (collectively the "GSEs"), allows new business to be written through a combination of MGIC and its subsidiary, MGIC Indemnity Corporation ("MIC"). To date we have not needed to implement this strategy – which has been in place for over two years – because MGIC has been compliant with all capital requirements. However, we expect to begin to use MIC sometime in the second half of 2012 in certain states where MGIC would not be able to obtain a waiver of regulatory capital requirements.

We believe one of the reasons the OCI and GSEs approved our strategy was because our new business written since mid-2008 (which accounts for approximately 25% of our risk in force as of December 31, 2011) is capital accretive, which in turn benefits existing policyholders by improving our claim paying resources. The profitability of the new business is perhaps best captured by the fact that after 3 years of seasoning, the 2009 book of business has an incurred loss ratio less than 11% and the 2010 book of business, after 2 years of seasoning, has an incurred loss ratio less than 4%. Furthermore, based on extensive internal and independent external analysis, we continue to believe that our claim paying resources (primarily cash, investments and future premiums on the existing insurance in force) are more than sufficient to meet the projected claim obligations on the existing insurance in force.

In regard to the opportunity for new business, the greatest impediment we face, other than low home sales, is that the FHA continues to garner a disproportionate share of high loan to value ("LTV") business, especially from borrowers with credit scores above 680 and with LTVs of 97% or less. And while, since 2010, our industry has regained share from the FHA, the business has not come back as quickly as we would like primarily due to the pricing policies of the GSEs and the total profitability that may be realized by mortgage lenders from securitizing loans through Ginnie Mae when compared to securitizing loans through the GSEs. Among private mortgage insurers our share was down in 2011, compared to 2010. We have refused to lower our credit standards or return thresholds, or delegate our underwriting authority to the GSEs simply to write more business. We expect to maintain this risk management discipline and, as a result, for 2012 we expect the level of new insurance written to be only modestly higher than the $14.2 billion we wrote in 2011.

On the credit front, while the cure rate did not recover as fast as we had expected, the number of new notices of delinquencies received was down 17% compared to 2010 and the primary delinquent inventory declined by 18%. During the year, our loss mitigation efforts focused on helping borrowers who are current on their mortgages improve their ability to stay current on their mortgage and assisting borrowers who are delinquent, but have a desire to stay in their home and honor their contractual obligation, to obtain a loan modification. During 2011, we assisted 15,600 borrowers improve their ability to continue making their mortgage payments through the US Treasury's HARP program. These borrowers saw their monthly payments drop by 30-40%. Additionally, although there were fewer loan modifications completed in 2011 versus 2010, approximately 27,000 borrowers were approved for a loan modification thus allowing these borrowers to avoid a foreclosure and allowing us to avoid a claim payment. These modifications typically lower the borrower's mortgage payments to an affordable percentage of their income, generally 31% or less, and have led to a materially lower re-default rate than modifications done in 2009 and prior. We continue to work with servicers and the GSEs to enhance these programs to allow more borrowers the opportunity to stay in their homes.

Turning to Washington and the ongoing debate about the future of the country's housing policy, a consensus seems to have been reached that limiting the "Qualified Residential Mortgage" ("QRM") definition to loans with 20% down payments or government insured loans is ineffective housing policy: it will needlessly limit the number of borrowers that can purchase a home in a responsible manner and will increase taxpayer exposure to housing. It is our continued belief that the QRM definition and GSE reform need to be linked together and should be addressed in a coordinated manner along with further FHA changes, if the Administration's and Congress's goal of reducing the government's footprint in housing is to be realized. To that end, in August of 2011, we submitted a very detailed position paper to various regulators that outlines responsible ways that this can be accomplished.

Finally, we continue to have the lowest expense structure in the industry. This speaks not only to the fact that we are the largest private mortgage insurer in the industry based on our insurance in force and revenues, but also to the quality of my fellow co-workers. I am proud to lead an organization that each day demonstrates the highest level of professionalism and commitment to our company, policyholders and homeowners.

So, as I said last year, our company and our industry will continue to deal with a difficult, but slowly stabilizing housing market, a slowly improving economy and emerging housing policy regulations. We will continue to focus on those areas we can control, namely underwriting criteria, returns on our new business, loss mitigation and operating expenses. We will also continue to actively engage policy makers regarding the benefits of private capital and the operating efficiency of the private sector. We believe that the capital and operating strategy that we have put in place positions our company well for a better future.

Thank you for your support through another challenging year.

Respectfully,

Curt S. Culver

Curt S. Culver
Chairman and Chief Executive Officer

*The factors discussed under "Risk Factors" following the "Management's Discussion and Analysis" in this Annual Report may cause actual results to differ materially from the results contemplated by forward looking statements made in the foregoing letter. Forward looking statements consist of statements which relate to matters other than historical fact, including matters that inherently refer to future events. Statements in the letter that include words such as "may," "could," "expect," "believe" or "will" or words of similar import, are forward looking statements.*

# Five-Year Summary of Financial Information

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2011 | 2010 | 2009 | 2008 | 2007 |
| | (In thousands, except per share data) | | | | |
| **Summary of Operations** | | | | | |
| Revenues: | | | | | |
| Net premiums written | $ 1,064,380 | $ 1,101,795 | $ 1,243,027 | $ 1,466,047 | $ 1,345,794 |
| Net premiums earned | $ 1,123,835 | $ 1,168,747 | $ 1,302,341 | $ 1,393,180 | $ 1,262,390 |
| Investment income, net | 201,270 | 247,253 | 304,678 | 308,517 | 259,828 |
| Realized investment gains (losses), net, including net impairment losses | 142,715 | 92,937 | 51,934 | (12,486) | 142,195 |
| Other revenue | 36,459 | 11,588 | 49,573 | 32,315 | 28,793 |
| Total revenues | 1,504,279 | 1,520,525 | 1,708,526 | 1,721,526 | 1,693,206 |
| Losses and expenses: | | | | | |
| Losses incurred, net | 1,714,707 | 1,607,541 | 3,379,444 | 3,071,501 | 2,365,423 |
| Change in premium deficiency reserve | (44,150) | (51,347) | (261,150) | (756,505) | 1,210,841 |
| Underwriting and other expenses | 214,750 | 225,142 | 239,612 | 271,314 | 309,610 |
| Reinsurance fee | - | - | 26,407 | 1,781 | - |
| Interest expense | 103,271 | 98,589 | 89,266 | 81,074 | 41,986 |
| Total losses and expenses | 1,988,578 | 1,879,925 | 3,473,579 | 2,669,165 | 3,927,860 |
| Loss before tax and joint ventures | (484,299) | (359,400) | (1,765,053) | (947,639) | (2,234,654) |
| Provision for (benefit from) income taxes | 1,593 | 4,335 | (442,776) | (397,798) | (833,977) |
| Income (loss) from joint ventures, net of tax (1) | - | - | - | 24,486 | (269,341) |
| Net loss | $ (485,892) | $ (363,735) | $ (1,322,277) | $ (525,355) | $ (1,670,018) |
| Weighted average common shares outstanding (in thousands) | 201,019 | 176,406 | 124,209 | 113,962 | 81,294 |
| Diluted loss per share | $ (2.42) | $ (2.06) | $ (10.65) | $ (4.61) | $ (20.54) |
| Dividends per share | $ - | $ - | $ - | $ 0.075 | $ 0.775 |
| **Balance sheet data** | | | | | |
| Total investments | $ 5,823,647 | $ 7,458,282 | $ 7,254,465 | $ 7,045,536 | $ 5,896,233 |
| Cash and cash equivalents | 995,799 | 1,304,154 | 1,185,739 | 1,097,334 | 288,933 |
| Total assets | 7,216,230 | 9,333,642 | 9,404,419 | 9,146,734 | 7,716,361 |
| Loss reserves | 4,557,512 | 5,884,171 | 6,704,990 | 4,775,552 | 2,642,479 |
| Premium deficiency reserve | 134,817 | 178,967 | 193,186 | 454,336 | 1,210,841 |
| Short- and long-term debt | 170,515 | 376,329 | 377,098 | 698,446 | 798,250 |
| Convertible senior notes | 345,000 | 345,000 | - | - | - |
| Convertible junior debentures | 344,422 | 315,626 | 291,785 | 272,465 | - |
| Shareholders' equity | 1,196,815 | 1,669,055 | 1,302,581 | 2,434,233 | 2,594,343 |
| Book value per share | 5.95 | 8.33 | 10.41 | 19.46 | 31.72 |

## Five-Year Summary of Financial Information *(cont.)*

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2011 | 2010 | 2009 | 2008 | 2007 |
| **New primary insurance written** ($ millions) | $ 14,234 | $ 12,257 | $ 19,942 | $ 48,230 | $ 76,806 |
| **New primary risk written** ($ millions) | 3,525 | 2,944 | 4,149 | 11,669 | 19,632 |
| **New pool risk written** ($ millions) | - | - | 4 | 145 | 211 |
| **Insurance in force (at year-end)** ($ millions) | | | | | |
| Direct primary insurance | 172,873 | 191,250 | 212,182 | 226,955 | 211,745 |
| Direct primary risk | 44,462 | 48,979 | 54,343 | 58,981 | 55,794 |
| Direct pool risk | | | | | |
| With aggregate loss limits | 674 | 1,154 | 1,478 | 1,752 | 2,325 |
| Without aggregate loss limits | 1,177 | 1,532 | 1,951 | 2,521 | 4,131 |
| **Primary loans in default ratios** | | | | | |
| Policies in force | 1,090,086 | 1,228,315 | 1,360,456 | 1,472,757 | 1,437,432 |
| Loans in default | 175,639 | 214,724 | 250,440 | 182,188 | 107,120 |
| Percentage of loans in default | 16.11% | 17.48% | 18.41% | 12.37% | 7.45% |
| Percentage of loans in default — bulk | 35.33% | 37.36% | 40.87% | 32.64% | 21.91% |
| **Insurance operating ratios (GAAP)** (2) | | | | | |
| Loss ratio | 152.6% | 137.5% | 259.5% | 220.4% | 187.3% |
| Expense ratio | 16.0% | 16.3% | 15.1% | 14.2% | 15.8% |
| Combined ratio | 168.6% | 153.8% | 274.6% | 234.6% | 203.1% |
| **Risk-to-capital ratio (statutory)** | | | | | |
| Mortgage Guaranty Insurance Corporation | 20.3:1 | 19.8:1 | 19.4:1 | 12.9:1 | 10.3:1 |
| Combined insurance companies | 22.2:1 | 23.2:1 | 22.1:1 | 14.7:1 | 11.9:1 |

(1) For many years ending in 2008, we had significant investments in two less than majority owned joint ventures, Credit-Based Asset Servicing and Securitization LLC, or "C-BASS," and Sherman Financial Group LLC, or "Sherman." In 2007, we reduced the carrying value of C-BASS to zero. As a result, in 2008, our joint venture income principally consisted of income from Sherman. In August 2008, we sold our entire interest in Sherman to Sherman. Beginning in the fourth quarter of 2008, our results of operations are no longer affected by any joint venture results.

(2) The loss ratio is the ratio, expressed as a percentage, of the sum of incurred losses and loss adjustment expenses to net premiums earned. The expense ratio is the ratio, expressed as a percentage, of the combined insurance operations underwriting expenses to net premiums written.

# Management's Discussion and Analysis of Financial Condition and Results of Operations

We have reproduced below the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors" that appeared in our Annual Report on Form 10-K for the year ended December 31, 2011, which was filed with the SEC on February 29, 2012. Except for various cross-references, we have not changed what appears below from what was in our Form 10-K. As a result, the Management's Discussion and Analysis and Risk Factors are not updated to reflect any events or changes in circumstances that have occurred since our Annual Report on Form 10-K was filed with the SEC. Our Risk Factors are an integral part of Management's Discussion and Analysis and appear immediately after it.

**Overview**

Through our subsidiary MGIC, we are the largest private mortgage insurer in the United States, as measured by $172.9 billion of primary insurance in force at December 31, 2011.

As used below, "we" and "our" refer to MGIC Investment Corporation's consolidated operations. In the discussion below, we classify, in accordance with industry practice, as "full documentation" loans approved by GSE and other automated underwriting systems under "doc waiver" programs that do not require verification of borrower income. For additional information about such loans, see footnote (3) to the composition of primary default inventory table under "Results of Consolidated Operations—Losses—Losses Incurred" below. The discussion of our business in this document generally does not apply to our Australian operations which have historically been immaterial. The results of our operations in Australia are included in the consolidated results disclosed. For additional information about our Australian operations, see our risk factor titled "Our Australian operations may suffer significant losses" below and "Overview—Australia" below.

*Forward Looking and Other Statements*

As discussed under "Forward Looking Statements and Risk Factors" in this Annual Report, actual results may differ materially from the results contemplated by forward looking statements. We are not undertaking any obligation to update any forward looking statements or other statements we may make in the following discussion or elsewhere in this document even though these statements may be affected by events or circumstances occurring after the forward looking statements or other statements were made. Therefore no reader of this document should rely on these statements being current as of any time other than the time at which this document was filed with the Securities and Exchange Commission.

*Outlook*

At this time, we are facing the following particularly significant challenges:

- Whether we may continue to write insurance on new residential mortgage loans due to actions our regulators or the GSEs could take upon deterioration in our capital position or based upon their projections of future deterioration in our capital position. This challenge is discussed under "Capital" below.

- Whether we will prevail in legal proceedings challenging whether our rescissions were proper. For additional information about this challenge and other potentially significant challenges that we face, see "Rescissions" below as well as our risk factors titled "Our losses could increase if rescission rates decrease faster than we are projecting or we do not prevail in proceedings challenging whether our rescissions were proper" and "We are defendants in private and government litigation and are subject to the risk of additional private litigation, government litigation and regulatory proceedings in the future." An adverse outcome in these matters would negatively impact our capital position. See discussion of this challenge under "Capital" below.

- Whether private mortgage insurance will remain a significant credit enhancement alternative for low down payment single family mortgages. A definition of "qualified residential mortgages" ("QRM") that significantly impacts the volume of low down payment mortgages available to be insured or a possible restructuring or change in the charters of the GSEs could significantly affect our business. This challenge is discussed under "Qualified Residential Mortgages" and "GSE Reform" below.

*Capital*

Insurance regulators

The insurance laws or regulations of 16 jurisdictions, including Wisconsin, our domiciliary state, require a mortgage insurer to maintain a minimum amount of statutory capital relative to the risk in force (or a similar measure) in order for the mortgage insurer to continue to write new business. We refer to these requirements as the "Capital Requirements." While formulations of minimum capital may vary in certain jurisdictions, the most common measure applied allows for a maximum permitted risk-to-capital ratio of 25 to 1. A risk-to-capital ratio will increase if the percentage decrease in capital exceeds the percentage decrease in insured risk. Therefore, as capital decreases, the same dollar decrease in capital will cause a greater percentage decrease in capital and a greater increase in the risk-to-capital ratio. Wisconsin does not regulate capital by using a risk-to-capital measure but instead requires us to maintain a minimum policyholder position ("MPP"). The "policyholder position" of a mortgage insurer is its net worth or surplus, contingency reserve and a portion of the reserves for unearned premiums.

In December 2011, our holding company, MGIC Investment Corporation, contributed $200 million to increase the statutory capital of MGIC. (As of December 31, 2011, there was $487 million of cash and investments at our holding company). At December 31, 2011, MGIC's risk-to-capital ratio was 20.3 to 1 and its policyholder position exceeded the MPP by $185 million. We currently expect MGIC's risk-to-capital to exceed 25 to 1 in the second half of 2012. At December 31, 2011, the risk-to-capital ratio of our combined insurance operations (which includes reinsurance affiliates) was 22.2 to 1. A higher risk-to-capital ratio on a combined basis may indicate that, in order for MGIC to continue to utilize reinsurance arrangements with its subsidiaries or subsidiaries of our holding company, additional capital contributions to the reinsurance affiliates could be needed. These reinsurance arrangements permit MGIC to write insurance with a higher coverage percentage than it could on its own under certain state-specific requirements.

The National Association of Insurance Commissioners ("NAIC") adopted Statement of Statutory Accounting Principles No. 101 ("SSAP No. 101") effective January 1, 2012. As MGIC approaches a risk-to-capital ratio of 25 to 1, under SSAP No. 101, the benefit to statutory capital allowed for deferred tax assets will be eliminated. Effectively, MGIC's risk-to-capital ratio, computed while excluding any deferred tax assets from the capital base, must be under 25 to 1 in order to include such deferred tax assets in the amount of available statutory capital. Any exclusion of these assets would negatively impact our statutory capital for purposes of calculating compliance with the Capital Requirements. At December 31, 2011, deferred tax assets of $142 million were included in MGIC's statutory capital. For more information about factors that could negatively impact our compliance with Capital Requirements, which depending on the severity of adverse outcomes could result in material non-compliance with Capital Requirements, see our risk factors titled "We are defendants in private and government litigation and are subject to the risk of additional private litigation, government litigation and regulatory proceedings in the future," "We have reported net losses for the last five years, expect to continue to report annual net losses, and cannot assure you when we will return to profitability" and "The settlement agreement we reached with the Internal Revenue Service, relating to significant proposed adjustments to our taxable income for 2000 through 2007, may not be finalized" below. As discussed below, in accordance with Accounting Standards

Codification ("ASC") 450-20, we have not accrued an estimated loss in our financial statements to reflect possible adverse developments in litigation or other dispute resolution proceedings. An accrual, if one was required and depending on the amount, could result in material non-compliance with Capital Requirements.

Although we currently meet the Capital Requirements of the jurisdictions in which we write business, in December 2009, the Office of the Commissioner of Insurance of the State of Wisconsin ("OCI") issued an order waiving, until December 31, 2011, its Capital Requirements. On January 23, 2012, the OCI issued an order (the "New Order") waiving, until December 31, 2013, its Capital Requirements. In place of the Capital Requirements, the New Order provides, as did the prior order, that MGIC can write new business as long as it maintains regulatory capital that the OCI determines is reasonably in excess of a level that would constitute a financially hazardous condition. Pursuant to the New Order, MGIC contributed $200 million to MGIC Indemnity Corporation ("MIC"), a direct subsidiary of MGIC, in January 2012, as part of the plan discussed below to write new mortgage insurance in MIC in certain jurisdictions.

The New Order requires MGIC Investment Corporation, beginning January 1, 2012 and continuing through the earlier of December 31, 2013 and the termination of the New Order (the "Covered Period"), to make cash equity contributions to MGIC as may be necessary so that its "Liquid Assets" are at least $1 billion (this portion of the New Order is referred to as the "Keepwell Provision"). "Liquid Assets", which include those of MGIC as well as those held in certain of our subsidiaries, excluding MIC and its reinsurance affiliates, are the sum of (i) the aggregate cash and cash equivalents, (ii) fair market value of investments and (iii) assets held in trusts supporting the obligations of captive mortgage reinsurers to MGIC. As of December 31, 2011, "Liquid Assets" were approximately $6.4 billion. Although we do not expect that MGIC's Liquid Assets will fall below $1 billion during the Covered Period, we do expect the amount of Liquid Assets to continue to decline materially after December 31, 2011 and through the end of the Covered Period as MGIC's claim payments and other uses of cash continue to exceed cash generated from operations. For more information about factors that could negatively impact MGIC's Liquid Assets, see our risk factors titled "We are defendants in private and government litigation and are subject to the risk of additional private litigation, government litigation and regulatory proceedings in the future," "We have reported net losses for the last five years, expect to continue to report annual net losses, and cannot assure you when we will return to profitability" and "The settlement agreement we reached with the Internal Revenue Service, relating to significant proposed adjustments to our taxable income for 2000 through 2007, may not be finalized" below.

MGIC previously applied for waivers in all jurisdictions besides Wisconsin that have Capital Requirements and received waivers from some of them. Most of the waivers that MGIC received expired December 31, 2011. We expect to reapply for waivers in all other jurisdictions that have Capital Requirements, and whose laws allow waivers ("Waiver Jurisdictions"), before they are needed. Some jurisdictions denied our original request for a waiver and others may deny future requests. The OCI and insurance departments of other jurisdictions, in their sole discretion, may modify, terminate or extend their waivers. Any modification or extension of the Keepwell Provision requires our written consent. If the OCI or another insurance department modifies or terminates its waiver, or if it fails to grant a waiver or renew its waiver after expiration, depending on the circumstances, MGIC could be prevented from writing new business anywhere, in the case of the waiver from the OCI, or in the particular jurisdiction, in the case of the other waivers, if MGIC does not comply with the Capital Requirements unless MGIC obtained additional capital to enable it to comply with the Capital Requirements. New insurance written in the jurisdictions that have Capital Requirements represented approximately 50% of new insurance written in each of 2010 and 2011. If we were prevented from writing new business in all jurisdictions, our insurance operations in MGIC would be in run-off (meaning no new loans would be insured but loans previously insured would continue to be covered, with premiums continuing to be received and losses continuing to be paid on those loans) until MGIC either met the Capital Requirements or obtained a necessary waiver to allow it to once again write new business.

We cannot assure you that all Waiver Jurisdictions will grant a waiver of their Capital Requirements, the OCI or any other jurisdiction that has granted a waiver of its Capital Requirements will not modify or revoke the waiver, or will renew the waiver when it expires, or that MGIC could obtain the additional capital necessary to comply with the Capital Requirements. Depending on the circumstances, the amount of additional capital we might need could be substantial. See our risk factor titled "Your ownership in our company may be diluted by additional capital that we raise or if the holders of our outstanding convertible debt convert that debt into shares of our common stock."

We have implemented a plan to write new mortgage insurance in MIC in selected jurisdictions in order to address our expectation that in the future MGIC will not meet the Capital Requirements discussed above and may not be able to obtain appropriate waivers of these requirements in all jurisdictions in which Capital Requirements are present. As of December 31, 2011, MIC had statutory capital of $234 million (which does not include the $200 million contribution that was made in January 2012, in accordance with the New Order). MIC has received the necessary approvals, including from the OCI, to write business in all of the jurisdictions in which MGIC would be prohibited from continuing to write new business in the event of MGIC's failure to meet Capital Requirements and obtain waivers of those requirements. Depending on the level of losses that MGIC experiences in the future, however, it is possible that regulatory action by one or more jurisdictions, including those that do not have specific Capital Requirements, may prevent MGIC from continuing to write new insurance in some or all of the jurisdictions in which MIC is not eligible to insure loans purchased or guaranteed by Fannie Mae or Freddie Mac. If this were to occur, we would need to seek the GSEs' approval to allow MIC to write business in those jurisdictions. MIC has obtained the appropriate licenses to write business in all jurisdictions.

In October 2009, we, MGIC and MIC entered into an agreement with Fannie Mae under which MGIC agreed to contribute $200 million to MIC (which MGIC did in 2009) and Fannie Mae approved MIC as an eligible mortgage insurer through December 31, 2011. On January 23, 2012, we, MGIC and MIC, entered into a new agreement with Fannie Mae (the "Fannie Mae Extension") under which we agreed to contribute $200 million to increase the statutory capital of MGIC (our $200 million contribution in December 2011 met this requirement), MGIC agreed to contribute $200 million to MIC on or before January 31, 2012, which MGIC did, and Fannie Mae extended its approval of MIC as an eligible mortgage insurer through December 31, 2013. Under the Fannie Mae Extension, MIC will be eligible to write mortgage insurance only in those jurisdictions (other than Wisconsin) in which MGIC cannot write new insurance due to MGIC's failure to meet Capital Requirements and if MGIC fails to obtain relief from those requirements or a specific waiver of them. The Fannie Mae Extension, including certain conditions and restrictions to its continued effectiveness, is summarized more fully in, and included as an exhibit to, our Form 8-K filed with the Securities and Exchange Commission (the "SEC") on January 24, 2012. Such conditions include the continued effectiveness of the OCI's New Order and the continued applicability of the Keepwell Provisions in the New Order. As noted above, we cannot assure you that the OCI will not modify or revoke the New Order, or that it will renew it when it expires.

On February 11, 2010, Freddie Mac notified MGIC that it may utilize MIC to write new business in jurisdictions in which MGIC does not meet Capital Requirements and does not obtain appropriate waivers of those requirements. Freddie Mac's approval, scheduled to expire December 31, 2012, contained various conditions to MIC's eligibility, including that MIC could not be capitalized with more than the $200 million contribution made in 2009, without prior approval from Freddie Mac. On January 23, 2012, Freddie Mac agreed to modify its approval in order to allow the $200 million contribution from MGIC to MIC that is provided for in the New Order and the Fannie Mae Extension (the "Freddie Mac Approval").

Under the Freddie Mac Approval, MIC may write business only in those jurisdictions where MGIC does not meet the Capital Requirements and does not obtain appropriate waivers of those requirements. Freddie Mac anticipates that MGIC will obtain waivers of the minimum capital requirements of most jurisdictions that have such requirements. Therefore, as of the date of the Freddie Mac Approval, approval of MIC as an eligible mortgage insurer is only given for New York, Kansas, Kentucky, Idaho and Puerto Rico. The Freddie Mac Approval, including certain conditions and restrictions to its continued effectiveness, is summarized more fully in, and included as an exhibit to, our Form 8-K filed with the SEC on January 24, 2012. Such conditions include requirements that MGIC contribute $200 million to MIC on or before January 31, 2012, which MGIC did; MIC provide MGIC access to the capital of MIC in an amount necessary for MGIC to maintain sufficient liquidity to satisfy its obligations under insurance policies issued by MGIC; while MIC is writing new business under the Freddie Mac approval, MIC may not exceed a risk-to-capital ratio of 20:1; MGIC and MIC comply with all terms and conditions of the New Order and the New Order remain effective. As noted above, we cannot assure you that the OCI will not modify or revoke the New Order, or that it will renew it when it expires. As noted above, Freddie Mac has approved MIC as a Limited Insurer only through December 31, 2012 and Freddie Mac may modify the terms and conditions of its approval at any time without notice and may withdraw its approval of MIC as an eligible insurer at any time in its sole discretion. Unless Freddie Mac extends the term of its approval of MIC, whether MIC will continue as an eligible mortgage insurer after December 31, 2012 will be determined by Freddie Mac's mortgage insurer eligibility requirements then in effect. For more information, see our risk factor titled "MGIC may not continue to meet the GSEs' mortgage insurer eligibility requirements" below.

In 2011, one of our competitors, Republic Mortgage Insurance Company ("RMIC"), ceased writing new insurance commitments after the waiver of Capital Requirements that it received from its domiciliary state expired. In early 2012, RMIC was placed under the supervision of the insurance department of its domiciliary state and that insurance department issued a partial claim payment plan, under which RMIC's claim payments will be made at 50% for an initial period not to exceed one year, with the remaining amount deferred. In 2011, another competitor, PMI Mortgage Insurance Co. ("PMI") and the subsidiary it established to write new business if PMI was no longer able to do so, ceased issuing new mortgage insurance commitments when PMI was placed under the supervision of the insurance department of its domiciliary state. Later that year, the insurance department took possession and control of PMI and issued a partial claim payment plan, under which PMI's claim payments will be made at 50%, with the remaining amount deferred. (PMI's parent company subsequently filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code.)

A failure to meet the Capital Requirements to insure new business does not necessarily mean that MGIC does not have sufficient resources to pay claims on its insurance liabilities. While we believe that MGIC has sufficient claims paying resources to meet its claim obligations on its insurance in force, even in scenarios in which it fails to meet Capital Requirements, we cannot assure you that the events that led to MGIC failing to meet Capital Requirements would not also result in it not having sufficient claims paying resources. Furthermore, our estimates of MGIC's claims paying resources and claim obligations are based on various assumptions. These assumptions include our anticipated rescission activity; the timing of the receipt of claims on loans in our delinquency inventory and future claims that we anticipate will ultimately be received; future housing values and future unemployment rates. These assumptions are subject to inherent uncertainty and require judgment by management. Current conditions in the domestic economy make the assumptions about when anticipated claims will be received, housing values and unemployment rates highly volatile in the sense that there is a wide range of reasonably possible outcomes. Our anticipated rescission activity is also subject to inherent uncertainty due to the difficulty of predicting the amount of claims that will be rescinded and the outcome of any legal proceedings related to rescissions that we make, including those with Countrywide. (For more information about the Countrywide legal proceedings, see our risk factor titled "We are defendants in private and government litigation and are subject to the risk of additional private litigation, government litigation and regulatory proceedings in the future.")

*GSEs*

The GSEs have approved us as an eligible mortgage insurer, under remediation plans, even though our insurer financial strength (IFS) rating is below the published GSE minimum. The GSEs may change the requirements under our remediation plans or fail to renew, when they expire, their approvals of MIC as an eligible insurer during periods when MGIC does not meet insurance department requirements. These possibilities could result from changes imposed on the GSEs by their regulator or due to an actual or GSE-projected deterioration in our capital position. For additional information about this challenge see our risk factors titled "MGIC may not continue to meet the GSEs' mortgage insurer eligibility requirements," "Regulatory capital requirements may prevent us from continuing to write new insurance on an uninterrupted basis" and "We have reported losses for the last five years, expect to continue to report annual net losses, and cannot assure you when we will return to profitability" below.

*Rescissions*

Before paying a claim, we can review the loan file to determine whether we are required, under the applicable insurance policy, to pay the claim or whether we are entitled to reduce the amount of the claim. For example, all of our insurance policies provide that we can reduce or deny a claim if the servicer did not comply with its obligation to mitigate our loss by performing reasonable loss mitigation efforts or diligently pursuing a foreclosure or bankruptcy relief in a timely manner. We also do not cover losses resulting from property damage that has not been repaired. We are currently reviewing the loan files for the majority of the claims submitted to us.

In addition, subject to rescission caps in certain of our Wall Street bulk transactions, all of our insurance policies allow us to rescind coverage under certain circumstances. Because we can review the loan origination documents and information as part of our normal processing when a claim is submitted to us, rescissions occur on a loan by loan basis most often after we have received a claim. Historically, rescissions of policies for which claims have been submitted to us were not a material portion of our claims resolved during a year. However, beginning in 2008, our rescissions of policies have materially mitigated our paid losses. In each of 2009 and 2010, rescissions mitigated our paid losses by approximately $1.2 billion and in 2011, rescissions mitigated our paid losses by approximately $0.6 billion (in each case, the figure includes amounts that would have either resulted in a claim payment or been charged to a deductible under a bulk or pool policy, and may have been charged to a captive reinsurer). In recent quarters, 17% to 20% of claims received in a quarter have been resolved by rescissions, down from the peak of approximately 28% in the first half of 2009. In the second half of 2011, Countrywide materially increased the percentage of loans for which it is rebutting the assertions that we make prior to rescinding a loan. When we receive a rebuttal prior to a rescission, we do not rescind coverage until after we respond to the rebuttal. Therefore, in addition to our substantial pipeline of claims investigations, we have a substantial pipeline of pre-rescission rebuttals that, based on our historical experience with such rebuttals, we expect will eventually result in rescissions. We continue to expect that the percentage of claims that will be resolved through rescissions will continue to decline after resolution of the rebuttal pipeline.

Our loss reserving methodology incorporates the effect that rescission activity is expected to have on the losses we will pay on our delinquent inventory. We do not utilize an explicit rescission rate in our reserving methodology, but rather our reserving methodology incorporates the effects rescission activity has had on our historical claim rate and claim severities. A variance between ultimate actual rescission rates and these estimates could materially affect our losses incurred. Our estimation process does not include a direct correlation between claim rates and severities to projected rescission activity or other economic conditions such as changes in unemployment rates, interest rates or housing values. Our experience is that analysis of that nature would not produce reliable results, as the change in one condition cannot be isolated to determine its sole effect on our ultimate paid losses as our ultimate paid losses are also influenced at the same time by other economic conditions. The estimation of the impact of rescissions on incurred losses, as shown in the table below, must be considered together with the various other factors impacting incurred losses and not in isolation.

The table below represents our estimate of the impact rescissions have had on reducing our loss reserves, paid losses and losses incurred.

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| | | (In billions) | |
| Estimated rescission reduction - beginning reserve | $ 1.3 | $ 2.1 | $ 0.5 |
| Estimated rescission reduction - losses incurred | - | 0.2 | 2.5 |
| Rescission reduction - paid claims | 0.6 | 1.2 | 1.2 |
| Amounts that may have been applied to a deductible | - | (0.2) | (0.3) |
| Net rescission reduction - paid claims | 0.6 | 1.0 | 0.9 |
| Estimated rescission reduction - ending reserve | $ 0.7 | $ 1.3 | $ 2.1 |

If the insured disputes our right to rescind coverage, the outcome of the dispute ultimately would be determined by legal proceedings. Legal proceedings disputing our right to rescind coverage may be brought up to three years after the lender has obtained title to the property (typically through a foreclosure) or the property was sold in a sale that we approved, whichever is applicable, although in a few jurisdictions there is a longer time to bring such an action. For the majority of our rescissions that are not subject to a settlement agreement, the period in which a dispute may be brought has not ended. We consider a rescission resolved for financial reporting purposes even though legal proceedings have been initiated and are ongoing. Although it is reasonably possible that, when the proceedings are completed, there will be a determination that we were not entitled to rescind in all cases, we are unable to make a reasonable estimate or range of estimates of the potential liability. Under ASC 450-20, an estimated loss from such proceedings is accrued for only if we determine that the loss is probable and can be reasonably estimated. Therefore, when establishing our loss reserves, we do not include additional loss reserves that would reflect an adverse outcome from ongoing legal proceedings, including those with Countrywide. For more information about these legal proceedings, see Note 20 – "Litigation and contingencies" to our consolidated financial statements.

In addition to the proceedings involving Countrywide, we are involved in legal proceedings with respect to rescissions that we do not consider to be collectively material in amount. Although it is reasonably possible that, when these discussions or proceedings are completed, there will be a conclusion or determination that we were not entitled to rescind in all cases, we are unable to make a reasonable estimate or range of estimates of the potential liability.

In 2010, we entered into a settlement agreement with a lender-customer regarding our rescission practices. In April 2011, Freddie Mac advised its servicers that they must obtain its prior approval for rescission settlements and Fannie Mae advised its servicers that they are prohibited from entering into such settlements. In addition, in April 2011, Fannie Mae notified us that we must obtain its prior approval to enter into certain settlements. We continue to discuss with other lender-customers their objections to material rescissions and have reached settlement terms with several of our significant lender-customers. Any definitive agreement with these customers would be subject to GSE approval. One GSE has approved one of our settlement agreements, but this agreement remains subject to the approval of the other GSE. We believe that it is probable (within the meaning of ASC 450-20) that this agreement will be approved by the other GSE. As a result, we considered the terms of the agreement when establishing our loss reserves at December 31, 2011. This agreement did not have a significant impact on our established loss reserves. Neither GSE has approved our other settlement agreements and the terms of these other agreements were not considered when establishing our loss reserves at December 31, 2011. There can be no assurances that both GSEs will approve any settlement agreements and the GSEs may approve some of our settlement agreements and reject others based on the specific terms of those agreements.

*Qualified Residential Mortgages*

The financial reform legislation that was passed in July 2010 (the "Dodd-Frank Act" or "Dodd-Frank") requires a securitizer to retain at least 5% of the risk associated with mortgage loans that are securitized, and in some cases the retained risk may be allocated between the securitizer and the lender that originated the loan. This risk retention requirement does not apply to mortgage loans that are Qualified Residential Mortgages ("QRMs") or that are insured by the FHA or another federal agency. In March 2011, federal regulators issued the proposed risk retention rule that includes a definition of QRM. The proposed definition of QRM contains many underwriting requirements, including a maximum loan-to-value ratio ("LTV") of 80% on a home purchase transaction, a prohibition on seller contributions toward a borrower's down payment or closing costs, and certain limits on a borrower's debt-to-income ratio. The LTV is to be calculated without including mortgage insurance. The following table shows the percentage of our new risk written by LTV for 2011 and 2010.

| | Percentage of new risk written | |
|---|---|---|
| | **2011** | **2010** |
| LTV: | | |
| 80% and under | 0% | 0% |
| 80.1% - 85% | 6% | 7% |
| 85.1 - 90% | 41% | 48% |
| 90.1 - 95% | 50% | 44% |
| 95.1 - 97% | 3% | 1% |
| > 97% | 0% | 0% |

The regulators requested public comments regarding an alternative QRM definition, the underwriting requirements of which would allow loans with a maximum LTV of 90%, higher debt-to-income ratios than allowed under the proposed QRM definition, and that may consider mortgage insurance in determining whether the LTV requirement is met. We estimate that approximately 22% of our new risk written in 2011 was on loans that would have met the alternative QRM definition.

The regulators also requested that the public comments include information that may be used to assess whether mortgage insurance reduces the risk of default. We submitted a comment letter, including studies to the effect that mortgage insurance reduces the risk of default.

The public comment period for the proposed rule expired on August 1, 2011. At this time we do not know when a final rule will be issued. Under the proposed rule, because of the capital support provided by the U.S. Government, the GSEs satisfy the Dodd-Frank risk-retention requirements while they are in conservatorship. Therefore, lenders that originate loans that are sold to the GSEs while they are in conservatorship will not be required to retain risk associated with those loans.

Depending on, among other things, (a) the final definition of QRM and its requirements for LTV, seller contribution and debt-to-income ratio, (b) to what extent, if any, the presence of mortgage insurance would allow for a higher LTV in the definition of QRM, and (c) whether lenders choose mortgage insurance for non-QRM loans, the amount of new insurance that we write may be materially adversely affected. See also our risk factor titled "If the volume of low down payment home mortgage originations declines, the amount of insurance that we write could decline, which would reduce our revenues" below.

*GSE Reform*

In September 2008, the Federal Housing Finance Agency ("FHFA") was appointed as the conservator of the GSEs. As their conservator, FHFA controls and directs the operations of the GSEs. The appointment of FHFA as conservator, the increasing role that the federal government has assumed in the residential mortgage market, our industry's inability, due to capital constraints, to write sufficient business to meet the needs of the GSEs or other factors may increase the likelihood that the business practices of the GSEs change in ways that may have a material adverse effect on us. In addition, these factors may increase the likelihood that the charters of the GSEs are changed by new federal legislation. The Dodd-Frank Act required the U.S. Department of the Treasury to report its recommendations regarding options for ending the conservatorship of the GSEs. This report was released on February 11, 2011 and while it does not provide any definitive timeline for GSE reform, it does recommend using a combination of federal housing policy changes to wind down the GSEs, shrink the government's footprint in housing finance, and help bring private capital back to the mortgage market. Members of the House of Representatives and the Senate have since introduced several bills intended to scale back the GSEs. As a result of the matters referred to above, it is uncertain what role the GSEs, FHA and private capital, including private mortgage insurance, will play in the domestic residential housing finance system in the future or the impact of any such changes on our business. In addition, the timing of the impact on our business is uncertain. Any changes would require Congressional action to implement and it is difficult to estimate when Congressional action would be final and how long any associated phase-in period may last.

The GSEs have different loan purchase programs that allow different levels of mortgage insurance coverage. Under the "charter coverage" program, on certain loans lenders may choose a mortgage insurance coverage percentage that is less than the GSEs' "standard coverage" and only the minimum required by the GSEs' charters, with the GSEs paying a lower price for such loans. In 2011, nearly all of our volume was on loans with GSE standard coverage. We charge higher premium rates for higher coverage percentages. To the extent lenders selling loans to GSEs in the future choose charter coverage for loans that we insure, our revenues would be reduced and we could experience other adverse effects.

Both of the GSEs have guidelines on terms under which they can conduct business with mortgage insurers, such as MGIC, with financial strength ratings below Aa3/AA-. (MGIC's financial strength rating from Moody's Investor Service is B1, with a negative outlook, and from Standard & Poor's Rating Services is B, with a negative outlook.) For information about how these guidelines could affect us, see "Capital – GSEs" above and our risk factor titled "MGIC may not continue to meet the GSEs' mortgage insurer eligibility requirements" below.

*Loan Modification and Other Similar Programs*

Beginning in the fourth quarter of 2008, the federal government, including through the Federal Deposit Insurance Corporation and the GSEs, and several lenders have adopted programs to modify loans to make them more affordable to borrowers with the goal of reducing the number of foreclosures. During 2010 and 2011, we were notified of modifications that cured delinquencies that had they become paid claims would have resulted in approximately $3.2 billion and $1.8 billion, respectively, of estimated claim payments. As noted below, we cannot predict with a high degree of confidence what the ultimate re-default rate will be. For internal reporting purposes, we assume approximately 50% of those modifications will ultimately re-default, and those re-defaults may result in future claim payments. Because modifications cure the defaults with respect to the previously defaulted loans, our loss reserves do not account for potential re-defaults unless at the time the reserve is established, the re-default has already occurred. Based on information that is provided to us, most of the modifications resulted in reduced payments from interest rate and/or amortization period adjustments; less than 5% resulted in principal forgiveness.

One loan modification program is the Home Affordable Modification Program ("HAMP"). Some of HAMP's eligibility criteria relate to the borrower's current income and non-mortgage debt payments. Because the GSEs and servicers do not share such information with us, we cannot determine with certainty the number of loans in our delinquent inventory that are eligible to participate in HAMP. We believe that it could take several months from the time a borrower has made all of the payments during HAMP's three month "trial modification" period for the loan to be reported to us as a cured delinquency.

We rely on information provided to us by the GSEs and servicers. We do not receive all of the information from such sources that is required to determine with certainty the number of loans that are participating in, or have successfully completed, HAMP. We are aware of approximately 12,290 loans in our primary delinquent inventory at December 31, 2011 for which the HAMP trial period has begun and which trial periods have not been reported to us as completed or cancelled. Through December 31, 2011 approximately 37,100 delinquent primary loans have cured their delinquency after entering HAMP and are not in default. In 2011 approximately 18% of our primary cures were the result of a modification, with HAMP accounting for approximately 70% of those modifications. By comparison, in 2010, approximately 27% of our primary cures were the result of a modification, with HAMP accounting for approximately 60% of those modifications. We believe that we have realized the majority of the benefits from HAMP because the number of loans insured by us that we are aware are entering HAMP trial modification periods has decreased significantly over time. Recent announcements by the U.S. Treasury have extended the end date of the HAMP program through 2013, expanded the eligibility criteria of HAMP and increased lenders' incentives to modify loans through principal forgiveness. Approximately 68% of the loans in our primary delinquent inventory are guaranteed by the GSEs. The GSEs have informed us that they already use expanded criteria (beyond the HAMP guidelines) for determining eligibility for loan modification and currently do not offer principal forgiveness. Therefore, we currently expect new loan modifications will continue to only modestly mitigate our losses in 2012.

In 2009, the GSEs began offering the Home Affordable Refinance Program ("HARP"). HARP allows borrowers who are not delinquent but who may not otherwise be able to refinance their loans under the current GSE underwriting standards, to refinance their loans. We allow the HARP refinances on loans that we insure, regardless of whether the loan meets our current underwriting standards, and we account for the refinance as a loan modification (even where there is a new lender) rather than new insurance written. To incent lenders to allow more current borrowers to refinance their loans, in October 2011, the GSEs and their regulator, FHFA, announced an expansion of HARP. The expansion includes, among other changes, releasing certain representations in certain circumstances benefitting the GSEs. We have agreed to allow these additional HARP refinances including releasing the insured in certain circumstances from certain rescission rights we would have under our policy. While an expansion of HARP may result in fewer delinquent loans and claims in the future, our ability to rescind coverage will be limited in certain circumstances. We are unable to predict what net impact these changes may have on our incurred or paid losses.

The effect on us of loan modifications depends on how many modified loans subsequently re-default, which in turn can be affected by changes in housing values. Re-defaults can result in losses for us that could be greater than we would have paid had the loan not been modified. At this point, we cannot predict with a high degree of confidence what the ultimate re-default rate will be. In addition, because we do not have information in our database for all of the parameters used to determine which loans are eligible for modification programs, our estimates of the number of loans qualifying for modification programs are inherently uncertain. If legislation is enacted to permit a portion of a borrower's mortgage loan balance to be reduced in bankruptcy and if the borrower re-defaults after such reduction, then the amount we would be responsible to cover would be calculated after adding back the reduction. Unless a lender has obtained our prior approval, if a borrower's mortgage loan balance is reduced outside the bankruptcy context, including in association with a loan modification, and if the borrower re-defaults after such reduction, then under the terms of our policy the amount we would be responsible to cover would be calculated net of the reduction.

Eligibility under certain loan modification programs can also adversely affect us by creating an incentive for borrowers who are able to make their mortgage payments to become delinquent in an attempt to obtain the benefits of a modification. New notices of delinquency increase our incurred losses.

Various government entities and private parties have from time to time enacted foreclosure (or equivalent) moratoriums and suspensions (which we collectively refer to as moratoriums). Recently, various government agencies have been investigating large mortgage servicers and other parties to determine whether they acted improperly in foreclosure proceedings. We do not know what effect improprieties that may have occurred in a particular foreclosure have on the validity of that foreclosure, once it was completed and the property transferred to the lender. Under our policy, in general, completion of a foreclosure is a condition precedent to the filing of a claim.

Past moratoriums, which were imposed to afford time to determine whether loans could be modified, did not stop the accrual of interest or affect other expenses on a loan, and we cannot predict whether any future moratorium would do so. Therefore, unless a loan is cured during a moratorium, at the expiration of a moratorium, additional interest and expenses may be due to the lender from the borrower. For certain moratoriums (e.g., those imposed in order to afford time to modify loans), our paid claim amount may include some additional interest and expenses. For moratoriums or delays resulting from investigations into servicers and other parties' actions in foreclosure proceedings, our willingness to pay additional interest and expenses may be different, subject to the terms of our mortgage insurance policies. The various moratoriums and delays may temporarily delay our receipt of claims and may increase the length of time a loan remains in our delinquent loan inventory.

In early January 2011, the highest court in Massachusetts, a state in which foreclosures are accomplished by private sale rather than judicial action, held the foreclosure laws of that state required a person seeking to foreclose a mortgage to be the holder of the mortgage at the time notice of foreclosure was published. The servicers who had foreclosed in this case did not provide sufficient evidence that they were the holders of the mortgages and therefore they lacked authority to foreclose. Some courts in other jurisdictions have considered similar issues and reached similar conclusions, but other courts have reached different conclusions. These decisions have not had a direct impact on our claims processes or rescissions.

*Factors Affecting Our Results*

Our results of operations are affected by:

- Premiums written and earned

  Premiums written and earned in a year are influenced by:

- New insurance written, which increases insurance in force, and is the aggregate principal amount of the mortgages that are insured during a period. Many factors affect new insurance written, including the volume of low down payment home mortgage originations and competition to provide credit enhancement on those mortgages, including competition from the FHA, other mortgage insurers, GSE programs that may reduce or eliminate the demand for mortgage insurance and other alternatives to mortgage insurance. New insurance written does not include loans previously insured by us which are modified, such as loans modified under the Home Affordable Refinance Program.

- Cancellations, which reduce insurance in force. Cancellations due to refinancings are affected by the level of current mortgage interest rates compared to the mortgage coupon rates throughout the in force book. Refinancings are also affected by current home values compared to values when the loans in the in force book became insured and the terms on which mortgage credit is available. Cancellations also include rescissions, which require us to return any premiums received related to the rescinded policy, and policies cancelled due to claim payment, which require us to return any premium received from the date of default. Finally, cancellations are affected by home price appreciation, which can give homeowners the right to cancel the mortgage insurance on their loans.

- Premium rates, which are affected by the risk characteristics of the loans insured and the percentage of coverage on the loans.

- Premiums ceded to reinsurance subsidiaries of certain mortgage lenders ("captives") and risk sharing arrangements with the GSEs.

Premiums are generated by the insurance that is in force during all or a portion of the period. A change in the average insurance in force in the current period compared to an earlier period is a factor that will increase (when the average in force is higher) or reduce (when it is lower) premiums written and earned in the current period, although this effect may be enhanced (or mitigated) by differences in the average premium rate between the two periods as well as by premiums that are returned or expected to be returned in connection with claim payments and rescissions, and premiums ceded to captives or the GSEs. Also, new insurance written and cancellations during a period will generally have a greater effect on premiums written and earned in subsequent periods than in the period in which these events occur.

- Investment income

Our investment portfolio is comprised almost entirely of fixed income securities rated "A" or higher. The principal factors that influence investment income are the size of the portfolio and its yield. As measured by amortized cost (which excludes changes in fair market value, such as from changes in interest rates), the size of the investment portfolio is mainly a function of cash generated from (or used in) operations, such as net premiums received, investment earnings, net claim payments and expenses, less cash provided by (or used for) non-operating activities, such as debt or stock issuances or repurchases or dividend payments. Realized gains and losses are a function of the difference between the amount received on the sale of a security and the security's amortized cost, as well as any "other than temporary" impairments recognized in earnings. The amount received on the sale of fixed income securities is affected by the coupon rate of the security compared to the yield of comparable securities at the time of sale.

- Losses incurred

Losses incurred are the current expense that reflects estimated payments that will ultimately be made as a result of delinquencies on insured loans. As explained under "Critical Accounting Policies" below, except in the case of a premium deficiency reserve, we recognize an estimate of this expense only for delinquent loans. Losses incurred are generally affected by:

- The state of the economy, including unemployment, and housing values, each of which affects the likelihood that loans will become delinquent and whether loans that are delinquent cure their delinquency. The level of new delinquencies has historically followed a seasonal pattern, with new delinquencies in the first part of the year lower than new delinquencies in the latter part of the year, though this pattern can be affected by the state of the economy and local housing markets.

- The product mix of the in force book, with loans having higher risk characteristics generally resulting in higher delinquencies and claims.

- The size of loans insured, with higher average loan amounts tending to increase losses incurred.

- The percentage of coverage on insured loans, with deeper average coverage tending to increase incurred losses.

- Changes in housing values, which affect our ability to mitigate our losses through sales of properties with delinquent mortgages as well as borrower willingness to continue to make mortgage payments when the value of the home is below the mortgage balance.

- The rate at which we rescind policies. Our estimated loss reserves reflect mitigation from rescissions of policies and denials of claims. We collectively refer to such rescissions and denials as "rescissions" and variations of this term.

- The distribution of claims over the life of a book. Historically, the first two years after loans are originated are a period of relatively low claims, with claims increasing substantially for several years subsequent and then declining, although persistency (percentage of insurance remaining in force from one year prior), the condition of the economy, including unemployment and housing prices, and other factors can affect this pattern. For example, a weak economy or housing price declines can lead to claims from older books increasing, continuing at stable levels or experiencing a lower rate of decline. See further information under "Mortgage Insurance Earnings and Cash Flow Cycle" below.

- Changes in premium deficiency reserve

Each quarter, we re-estimate the premium deficiency reserve on the remaining Wall Street bulk insurance in force. The premium deficiency reserve primarily changes from quarter to quarter as a result of two factors. First, it changes as the actual premiums, losses and expenses that were previously estimated are recognized. Each period such items are reflected in our financial statements as earned premium, losses incurred and expenses. The difference between the amount and timing of actual earned premiums, losses incurred and expenses and our previous estimates used to establish the premium deficiency reserve has an effect (either positive or negative) on that period's results. Second, the premium deficiency reserve changes as our assumptions relating to the present value of expected future premiums, losses and expenses on the remaining Wall Street bulk insurance in force change. Changes to these assumptions also have an effect on that period's results.

- Underwriting and other expenses

The majority of our operating expenses are fixed, with some variability due to contract underwriting volume. Contract underwriting generates fee income included in "Other revenue."

- Interest expense

Interest expense reflects the interest associated with our outstanding debt obligations. The principal amount of our long-term debt obligations at December 31, 2011 is comprised of $171 million of 5.375% Senior Notes due in November 2015, $345 million of 5% Convertible Senior Notes due in 2017 and $389.5 million of 9% Convertible Junior Subordinated Debentures due in 2063 (interest on these debentures accrues and compounds even if we defer the payment of interest), as discussed in Note 8 – "Debt" to our consolidated financial statements and under "Liquidity and Capital Resources" below. At December 31, 2011, the convertible debentures are reflected as a liability on our consolidated balance sheet at the current amortized value of $344.4 million, with the unamortized discount reflected in equity.

*Mortgage Insurance Earnings and Cash Flow Cycle*

In our industry, a "book" is the group of loans insured in a particular calendar year. In general, the majority of any underwriting profit (premium revenue minus losses) that a book generates occurs in the early years of the book, with the largest portion of any underwriting profit realized in the first year following the year the book was written. Subsequent years of a book generally result in modest underwriting profit or underwriting losses. This pattern of results typically occurs because relatively few of the claims that a book will ultimately experience typically occur in the first few years of the book, when premium revenue is highest, while subsequent years are affected by declining premium revenues, as the number of insured loans decreases (primarily due to loan prepayments), and increasing losses.

*Australia*

We began international operations in Australia, where we started to write business in June 2007. Since 2008, we are no longer writing new business in Australia and we have reduced our headcount. At December 31, 2011 our equity value in our Australian operations was approximately $142 million and our risk in force in Australia was approximately $0.9 billion. In Australia, mortgage insurance is a single premium product that covers the entire loan balance. As a result, our Australian risk in force represents the entire amount of the loans that we have insured. However, the mortgage insurance we provide only covers the unpaid loan balance after the sale of the underlying property.

**Summary of 2011 Results**

Our results of operations for 2011 were principally affected by the factors referred to below.

- Net premiums written and earned

Net premiums written and earned during 2011 decreased when compared to 2010. The decrease was due to our lower average insurance in force, somewhat offset by lower levels of premium refunds related to rescissions and the continued decline of premiums ceded to captives.

- Investment income

Investment income in 2011 was lower when compared to 2010 due to a decrease in our average invested assets as we continue to meet our claim obligations, as well as a decrease in our average investment yield.

- Realized gains (losses) and other-than-temporary impairments

Net realized gains for 2011 included $143.4 million in net realized gains on the sale of fixed income investments and $0.7 million in other-than-temporary impairment ("OTTI") losses. Net realized gains for 2010 included $102.6 million in net realized gains on the sale of fixed income investments and $9.6 million in OTTI losses.

- Losses incurred

Losses incurred for 2011 increased compared to 2010 primarily due to a larger increase in the estimated claim rate compared to the prior year. The estimated severity decreased slightly in both 2011 and 2010. The primary default inventory decreased by 39,085 delinquencies in 2011, compared to a decrease of 35,716 in 2010.

- Change in premium deficiency reserve

During 2011 the premium deficiency reserve on Wall Street bulk transactions declined by $44 million from $179 million, as of December 31, 2010, to $135 million as of December 31, 2011. The decrease in the premium deficiency reserve represents the net result of actual premiums, losses and expenses as well as a change in net assumptions for the period. The change in net assumptions for 2011 is primarily related to higher estimated ultimate premiums, somewhat offset by higher estimated ultimate losses. The $135 million premium deficiency reserve as of December 31, 2011 reflects the present value of expected future losses and expenses that exceeds the present value of expected future premiums and already established loss reserves.

- Underwriting and other expenses

Underwriting and other expenses for 2011 decreased when compared to 2010. The decrease reflects our reductions in headcount as well as our lower contract underwriting volume.

- Interest expense

Interest expense for 2011 increased when compared to 2010. The increase is due to the issuance of our 5% Convertible Senior Notes in April 2010 as well as an increase in amortization on our junior debentures, somewhat offset by lower interest on our Senior Notes due to repayments and repurchases.

- Provision for income taxes

The effective tax rate provision on our pre-tax loss was 0.3% in 2011, compared to the effective tax rate provision of 1.2% in 2010. During those periods, the benefit from income taxes was eliminated or reduced by the recognition of a valuation allowance.

**Results of Consolidated Operations**

*New insurance written*

The amount of our primary new insurance written during the years ended December 31, 2011, 2010 and 2009 was as follows:

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Total Primary NIW (In billions)............ | $ 14.2 | $ 12.3 | $ 19.9 |
| Refinance volume as a % of primary NIW... | 29% | 32% | 40% |

The increase in new insurance written in 2011, compared to 2010, was partially due to a modest increase in the private mortgage insurance industry market share. Based on the latest public data the industry market share approximated 6% for 2011 compared to 4% in 2010. Our industry continued to regain market share from the FHA throughout 2011 but the pace of that recovery is slower than we expected given the continued differences in underwriting guidelines, loan level price adjustments by the GSEs and the secondary market benefits associated with government insured loans versus loans insured by the private sector. The decrease in new insurance written in 2010, compared to 2009, was primarily due to a lower overall origination market, the continued high market share of FHA and a loss of business from a major lender as a result of our rescission practices.

At December 31, 2011, we had the largest book of direct primary insurance in force. According to *Inside Mortgage Finance*, through 2010, we had been the largest private mortgage insurer (as measured by new insurance written) for more than ten years. It appears that in 2011, we had the third largest market share (as measured by new insurance written), with our market share decreasing to approximately 20.4% from 22.0% in 2010 and 26.0% in 2009. During the third quarter, two of our competitors stopped writing new business and, based on public disclosures, these competitors approximated slightly more than 20% of the private mortgage insurance industry volume in the first half of 2011. Most of the market share of these two former competitors has gone to other mortgage insurers and not to us because, among other reasons, some competitors have materially lower premiums than we do on single premium policies, one of these competitors also uses a risk weighted pricing model that typically results in lower premiums than we charge on certain loans and one of these competitors has effectively delegated underwriting to the GSEs. We continuously monitor the competitive landscape and will make adjustments to our pricing and underwriting guidelines as warranted as long as they meet our return hurdles. In the first quarter of 2012, we made changes to streamline our underwriting guidelines and lowered our premium rates on loans with credit scores of 760 or higher. Loans with credit scores of 760 or higher represented approximately 55% of our new insurance written in 2011. If the lower premium rates had been in place during 2011, our average premium rate on new business would have decreased from approximately 61 basis points to approximately 57 basis points, all other things being equal. While a decrease in premium rates on a significant portion of our new insurance written will reduce revenue, it is possible that our new insurance written will increase in the future as a result of the lower premium rates and it is unclear what the net effect of the changes will be on our future premiums. For more information regarding these competitors see our risk factor titled "Regulatory capital requirements may prevent us from continuing to write new insurance on an uninterrupted basis."

The FHA substantially increased its market share beginning in 2008. We believe that the FHA's market share increased, in part, because private mortgage insurers tightened their underwriting guidelines (which led to increased utilization of the FHA's programs) and because of increases in the amount of loan level delivery fees that the GSEs assess on loans (which result in higher costs to borrowers). In addition, federal legislation and programs provided the FHA with greater flexibility in establishing new products and increased the FHA's competitive position against private mortgage insurers. However, the FHA's current premium pricing, when compared to our current credit-tiered premium pricing (and considering the effects of GSE pricing changes), may allow us to be more competitive with the FHA than in the recent past for loans with high FICO credit scores. We cannot predict, however, the FHA's share of new insurance written in the future due to, among other factors, different loan eligibility terms between the FHA and the GSEs, potential increases in guarantee fees charged by the GSEs; including those that are scheduled to occur in April 2012; changes to the FHA's annual premiums that are expected to be phased in over the next two years; and the total profitability that may be realized by mortgage lenders from securitizing loans through Ginnie Mae when compared to securitizing loans through Fannie Mae or Freddie Mac.

We expect new insurance written in 2012 to increase modestly over the $14 billion written in 2011. Our level of new insurance written could also be affected by other items, including those noted in our Risk Factors below.

From time to time, in response to market conditions, we change the types of loans that we insure and the guidelines under which we insure them. In addition, we make exceptions to our underwriting guidelines on a loan-by-loan basis and for certain customer programs. Together, the number of loans for which exceptions were made accounted for fewer than 4% of the loans we insured in 2010 and fewer than 5% of the loans we insured in 2011. A large percentage of the exceptions were made for loans with debt-to-income ratios slightly above our guideline. Beginning in September 2009, we have made changes to our underwriting guidelines that have allowed certain loans to be eligible for insurance that were not eligible prior to those changes and we expect to continue to make changes in appropriate circumstances in the future. Our underwriting guidelines are available on our website at http://www.mgic.com/guides/underwriting.html.

*Cancellations, insurance in force and risk in force*

New insurance written and cancellations of primary insurance in force during the years ended December 31, 2011, 2010 and 2009 were as follows:

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| | | (In billions) | |
| NIW | $ 14.2 | $ 12.3 | $ 19.9 |
| Cancellations | (32.6) | (33.2) | (34.7) |
| Change in primary insurance in force | $ (18.4) | $ (20.9) | $ (14.8) |
| Direct primary insurance in force as of December 31, | $ 172.9 | $ 191.3 | $ 212.2 |
| Direct primary risk in force as of December 31, | $ 44.5 | $ 49.0 | $ 54.3 |

Cancellation activity has historically been affected by the level of mortgage interest rates and the level of home price appreciation. Cancellations generally move inversely to the change in the direction of interest rates, although they generally lag a change in direction. Cancellations also include rescissions and policies cancelled due to claim payment. Since 2009, cancellations due to rescissions and claim payments have comprised a significant amount of our cancellations.

Our persistency rate was 82.9% at December 31, 2011 compared to 84.4% at December 31, 2010 and 84.7% at December 31, 2009. These persistency rates reflect the more restrictive credit policies of lenders (which make it more difficult for homeowners to refinance loans), as well as declines in housing values. During the 1990s, our year-end persistency ranged from a high of 87.4% at December 31, 1990 to a low of 68.1% at December 31, 1998. Since 2000, our year-end persistency ranged from a high of 84.7% at December 31, 2009 to a low of 47.1% at December 31, 2003.

*Bulk transactions*

We ceased writing Wall Street bulk business in the fourth quarter of 2007. In addition, we wrote no new business through the bulk channel since the second quarter of 2008. We expect the volume of any future business written through the bulk channel will be insignificant. Wall Street bulk transactions, as of December 31, 2011, included approximately 78,000 loans with insurance in force of approximately $12.2 billion and risk in force of approximately $3.7 billion, which is approximately 66% of our bulk risk in force.

In bulk transactions, the individual loans in the insured portfolio are generally insured to specified levels of coverage. Some of our bulk transactions (approximately 20% of our bulk risk in force) contain aggregate loss limits on the insured portfolio. If claim payments associated with a specific bulk portfolio reach the aggregate loss limit, the remaining insurance in force within the deal may be cancelled and any remaining defaults under the deal are removed from our default inventory.

*Pool insurance*

We are currently not issuing new commitments for pool insurance and expect that the volume of any future pool business will be insignificant.

Our direct pool risk in force was $1.9 billion ($0.7 billion on pool policies with aggregate loss limits and $1.2 billion on pool policies without aggregate loss limits) at December 31, 2011 compared to $2.7 billion ($1.2 billion on pool policies with aggregate loss limits and $1.5 billion on pool policies without aggregate loss limits) at December 31, 2010. If claim payments associated with a specific pool reach the aggregate loss limit the remaining insurance in force within the pool would be cancelled and any remaining defaults under the pool are removed from our default inventory.

MGIC and Freddie Mac disagree on the amount of the aggregate loss limit under certain pool insurance policies insuring Freddie Mac that share a single aggregate loss limit. We believe the initial aggregate loss limit for a particular pool of loans insured under a policy decreases to correspond to the termination of coverage for that pool under that policy while Freddie Mac believes the initial aggregate loss limit remains in effect until the last of the policies that provided coverage for any of the pools terminates. The aggregate loss limit is approximately $535 million higher under Freddie Mac's interpretation than under our interpretation. We account for losses under our interpretation although it is reasonably possible that were the matter to be decided by a third party our interpretation would not prevail. The differing interpretations had no effect on our results until the second quarter of 2011. For 2011, our incurred losses would have been $192 million higher in the aggregate had they been recorded based on Freddie Mac's interpretation, and our capital and Capital Requirements would have been negatively impacted. See our risk factor titled, "Regulatory capital requirements may prevent us from continuing to write new insurance on an uninterrupted basis" below. We expect the incurred losses that would have been recorded under Freddie Mac's interpretation will continue to increase in future quarters. We have discussed the disagreement with Freddie Mac in an effort to resolve it and expect that these discussions will continue. A specimen of the policies at issue is filed as Exhibit 99.6 to our Annual Report on Form 10-K for the year ended December 31, 2011, which was filed with the SEC on February 29, 2012.

*Net premiums written and earned*

Net premiums written and earned during 2011 decreased when compared to 2010. The decrease was due to our lower average insurance in force, somewhat offset by lower levels of premium refunds related to rescissions and the continued decline of premiums ceded to captives.

Net premiums written and earned during 2010 decreased when compared to 2009. The decrease was due to lower average insurance in force and higher levels of premium refunds, offset by lower ceded premiums due to captive terminations and run-offs. In a captive termination, the arrangement is cancelled, with no future premium ceded and funds for any incurred but unpaid losses transferred to us. In a run-off, no new loans are reinsured by the captive but loans previously reinsured continue to be covered, with premium and losses continuing to be ceded on those loans.

We expect our average insurance in force to continue to decline in 2012 because our expected new insurance written levels are not expected to exceed our cancellation activity. We expect our premium yields (net premiums written or earned, expressed on an annual basis, divided by the average insurance in force) for 2012 to continue at approximately the level experienced during 2011.

*Risk sharing arrangements*

For the year ended December 31, 2011, approximately 5% of our flow new insurance written was subject to arrangements with captives which was comparable to the year ended December 31, 2010. We expect the percentage of new insurance written subject to risk sharing arrangements to also approximate 5% in 2012.

Effective January 1, 2009, we are no longer ceding new business under excess of loss reinsurance treaties with lender captive reinsurers. Loans reinsured through December 31, 2008 under excess of loss agreements will run off pursuant to the terms of the particular captive arrangement. New business will continue to be ceded under quota share reinsurance arrangements, limited to a 25% cede rate. Beginning in 2009, many of our captive arrangements have either been terminated or placed into run-off.

We anticipate that our ceded premiums related to risk sharing agreements will continue to decline in 2012 for the reasons discussed above.

See discussion under "-Losses—Losses Incurred" regarding losses assumed by captives.

In June 2008 we entered into a reinsurance agreement that was effective on the risk associated with up to $50 billion of qualifying new insurance written each calendar year. The term of the reinsurance agreement began on April 1, 2008 and was scheduled to end on December 31, 2010, subject to two one-year extensions that could have been exercised by the reinsurer. Due to our rating agency downgrades in the first quarter of 2009, under the terms of the reinsurance agreement we ceased being entitled to a profit commission, making the agreement less favorable to us. Effective March 20, 2009, we terminated this reinsurance agreement. The termination resulted in a reinsurance fee of $26.4 million as reflected in our results of operations for the year ended December 31, 2009. There are no further obligations under this reinsurance agreement.

*Investment income*

Investment income in 2011 was lower when compared to 2010 due to a decrease in our average invested assets as we continue to meet our claim obligations as well as a decrease in the average investment yield. The average maturity of our investments has continued to decrease, as discussed under "Liquidity and Capital Resources" below. The portfolio's average pre-tax investment yield was 2.4% at December 31, 2011 and 2.6% at December 31, 2010. The portfolio's average pre-tax investment yield, excluding cash and cash equivalents, was 2.8% at December 31, 2011 and 3.0% at December 31, 2010.

We continue to expect a decline in investment income in 2012, compared to 2011, as the average amortized cost of invested assets decreases due to claim payments exceeding premiums received in future periods. See further discussion under "Liquidity and Capital Resources" below.

Investment income for 2010 decreased when compared to 2009 due to a decrease in the average investment yield. The decrease in the average investment yield was caused both by decreases in prevailing interest rates and a decrease in the average maturity of our investments. The portfolio's average pre-tax investment yield was 3.6% at December 31, 2009. The portfolio's average pre-tax investment yield, excluding cash and cash equivalents, was 4.0% at December 31, 2009.

*Realized gains and other-than-temporary impairments*

Net realized investment gains for 2011 included $143.4 million in net realized gains on the sale of fixed income investments, offset by $0.7 million in OTTI losses. We elected to realize these gains, by selling certain securities, given the favorable market conditions experienced in 2011. We then reinvested the funds taking into account our anticipated future claim payment obligations. We also continue to reduce our investments in tax exempt municipal securities and increase our investments in taxable securities. For statutory purposes investments are generally held at amortized cost, therefore the realized gains increased our statutory policyholders' position or statutory capital. We plan to realize additional gains during 2012.

We had net realized investment gains on the sale of fixed income investments of $102.6 million, offset by $9.6 million in OTTI losses in 2010 and $92.9 million in net realized investment gains, offset by $40.9 million in OTTI losses in 2009. In 2010 and 2009 we reduced our investments in tax exempt municipal securities and increased our investments in taxable securities since the tax benefits to holding tax exempt securities was no longer available. We also sold securities to decrease the duration of the portfolio to provide cash to meet our anticipated claim obligations. The impairment losses in 2010 included credit losses related to debt instruments issued by health facilities, an inflation linked bond and specific issuer auction rate securities. The impairment losses in 2009 included credit losses related to collateralized debt obligations, debt instruments issued by health facilities and mortgage backed bonds.

*Other revenue*

Other revenue for 2011 increased, when compared to 2010, due to $27.7 million in gains recognized on the repurchase of $129 million in par value of our 5.375% Senior Notes due in November 2015, somewhat offset by a decrease in contract underwriting revenue.

Other revenue for 2010 decreased, when compared to 2009, due to gains of $27.2 million in 2009 from the repurchase of our September 2011 Senior Notes and a decrease in contract underwriting revenues.

*Losses*

As discussed in "Critical Accounting Policies" below and consistent with industry practices, we establish loss reserves for future claims only for loans that are currently delinquent. The terms "delinquent" and "default" are used interchangeably by us and are defined as an insured loan with a mortgage payment that is 45 days or more past due. Loss reserves are established based on estimating the number of loans in our default inventory that will result in a claim payment, which is referred to as the claim rate, and further estimating the amount of the claim payment, which is referred to as claim severity. Historically, a substantial majority of borrowers have eventually cured their delinquent loans by making their overdue payments, but this percentage has decreased significantly in recent years.

Estimation of losses is inherently judgmental. The conditions that affect the claim rate and claim severity include the current and future state of the domestic economy, including unemployment and the current and future strength of local housing markets. Current conditions in the housing and mortgage industries make these assumptions more volatile than they would otherwise be. The actual amount of the claim payments may be substantially different than our loss reserve estimates. Our estimates could be adversely affected by several factors, including a further deterioration of regional or national economic conditions, including unemployment, leading to a reduction in borrowers' income and thus their ability to make mortgage payments, and a further drop in housing values that could result in, among other things, greater losses on loans that have pool insurance, and may affect borrower willingness to continue to make mortgage payments when the value of the home is below the mortgage balance, and mitigation from rescissions being materially less than assumed. Our estimates are also affected by any agreements we enter into regarding claim payments, such as the settlement agreements discussed below under "Losses incurred". Changes to our estimates could result in a material impact to our results of operations, even in a stable economic environment.

In addition, our loss reserving methodology incorporates the effects rescission activity is expected to have on the losses we will pay on our delinquent inventory. A variance between ultimate actual rescission rates and these estimates could materially affect our losses. See our risk factor titled "Our losses could increase if rescission rates decrease faster than we are projecting or we do not prevail in proceedings challenging whether our rescissions were proper" below.

Our estimates could also be positively affected by efforts to assist current borrowers in refinancing to new loans, assisting delinquent borrowers in reducing their mortgage payments, and forestalling foreclosures. If these benefits occur, we anticipate they will do so under non-HAMP programs. See discussion of HAMP under "Overview – Loan Modification and Other Similar Programs."

Losses incurred

In 2011, net losses incurred were $1,715 million, comprised of $1,814 million of current year loss development, offset by $99 million of favorable prior years' loss development. In 2010, net losses incurred were $1,608 million, comprised of $1,875 million of current year loss development, offset by $267 million of favorable prior years' loss development. In 2009, net losses incurred were $3,379 million, comprised of which $2,913 million of current year loss development and $466 million of unfavorable prior years' loss development. See Note 9 – "Loss reserves" to our consolidated financial statements.

Losses incurred on default notices received in the current year decreased slightly in 2011 compared to 2010 primarily due to a decrease in the number of new default notices received, net of cures, from 108,701 in 2010 to 86,592 in 2011. Losses incurred on default notices received in the current year decreased more significantly in 2010 compared to 2009 primarily due to a more significant decrease in the number of new default notices received, net of cures, which was 161,081 in 2009. These factors were somewhat offset by a smaller benefit from captive arrangements.

The amount of losses incurred relating to default notices received in prior years represents the actual claim rate and severity associated with those default notices resolved in the current year to the extent it differs from the estimated liability at the prior year-end, as well as a re-estimation of amounts to be ultimately paid on defaults remaining in inventory from the end of the prior year. This re-estimation of the claim rate and severity is the result of our review of current trends in default inventory, such as percentages of defaults that have resulted in a claim, the amount of the claims, changes in the relative level of defaults by geography and changes in average loan exposure. The $99 million decrease in losses incurred in 2011 that was related to defaults that occurred in prior years resulted primarily from a decrease in the estimated severity on primary defaults (approximately $165 million) and a decrease in estimated loss adjustment expenses (approximately $114 million), offset by an increase in the estimated claim rate on primary defaults (approximately $200 million). The decrease in the severity was based on the resolution of approximately 57% of the prior year default inventory. The decrease in estimated loss adjustment expense was based on recent historical trends in the costs associated with resolving a claim.

The increase in the claim rate was also based on the resolution of the prior year default inventory, as well as a re-estimation of amounts to be ultimately paid on defaults remaining in inventory from the end of the prior year and estimated incurred but not reported items from the end of the prior year. The remaining decrease in losses incurred that was related to defaults that occurred in prior years (approximately $20 million) related to a decrease in estimated severity and claim rates on pool defaults.

The $267 million decrease in losses incurred in 2010 that was related to defaults that occurred in prior years primarily resulted from a decrease in the expected claim rate on the defaults that occurred in prior periods (approximately $432 million), partially offset by an increase in severity on pool defaults that occurred in prior periods (approximately $185 million). The decrease in the claim rate was based on the resolution of approximately 55% of the prior year default inventory, as well as a re-estimation of amounts to be ultimately paid on defaults remaining in inventory from the end of the prior year. The decrease in the claim rate was due to greater cures experienced during 2010, a portion of which resulted from loan modifications. The increase in pool severity was based on the resolution of defaults that occurred in prior periods with higher claim amounts, which in part, were applied to remaining deductibles on certain pool policies. The remaining decrease in losses incurred related to prior years (approximately $20 million) related to LAE reserves and reinsurance.

The $467 million increase in losses incurred in 2009 that was related to defaults that occurred in prior years primarily resulted from an increase in the claim rate on defaults that occurred in prior periods (approximately $337 million) and an increase in severity on defaults that occurred in prior periods (approximately $137 million). The increase in the claim rate was based on the resolution of approximately 50% of the prior year default inventory, as well as a re-estimation of amounts to be ultimately paid on defaults remaining in inventory from the end of the prior year. The increase in the claim rate was likely due to general economic conditions, including the unemployment rate, as well as further decreases in home values which may affect borrower willingness to continue to make mortgage payments. The increase in severity was related to the weakening of the housing and mortgage markets which resulted in adverse claim sizes. The offsetting decrease in losses incurred related to prior years (approximately $7 million) related to LAE reserves and reinsurance.

The decrease in the primary default inventory experienced during 2010 and 2011 was generally across all markets and all book years. However the percentage of loans in the inventory that have been in default for 12 or more consecutive months has increased, as shown in the table below. Historically as a default ages it becomes more likely to result in a claim.

**Aging of the Primary Default Inventory**

| | December 31, | | | | | |
|---|---|---|---|---|---|---|
| | **2011** | | **2010** | | **2009** | |
| Consecutive months in default | | | | | | |
| 3 months or less | 31,456 | 18% | 37,640 | 18% | 48,252 | 19% |
| 4 - 11 months | 46,352 | 26% | 58,701 | 27% | 98,210 | 39% |
| 12 months or more | 97,831 | 56% | 118,383 | 55% | 103,978 | 42% |
| Total primary default inventory | 175,639 | 100% | 214,724 | 100% | 250,440 | 100% |
| Primary claims received inventory included in ending default inventory | 12,610 | 7% | 20,898 | 10% | 16,389 | 7% |

The length of time a loan is continuously in the default inventory can differ from the number of payments that the borrower has not made or is considered delinquent. These differences typically result from a borrower making monthly payments that do not result in the loan becoming fully current. The number of payments that a borrower is delinquent is shown in the table below.

**Number of Payments Delinquent**

| | December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2011 | | 2010 | | 2009 | |
| 3 payments or less | 42,804 | 24% | 51,003 | 24% | 60,970 | 24% |
| 4 - 11 payments | 47,864 | 27% | 65,797 | 31% | 105,208 | 42% |
| 12 payments or more | 84,971 | 49% | 97,924 | 45% | 84,262 | 34% |
| Total primary default inventory | 175,639 | 100% | 214,724 | 100% | 250,440 | 100% |

Before paying a claim, we can review the loan file to determine whether we are required, under the applicable insurance policy, to pay the claim or whether we are entitled to reduce the amount of the claim. For example, all of our insurance policies provide that we can reduce or deny a claim if the servicer did not comply with its obligation to mitigate our loss by performing reasonable loss mitigation efforts or diligently pursuing a foreclosure or bankruptcy relief in a timely manner. We also do not cover losses resulting from property damage that has not been repaired. We are currently reviewing the loan files for the majority of the claims submitted to us.

In addition, subject to rescission caps in certain of our Wall Street bulk transactions, all of our insurance policies allow us to rescind coverage under certain circumstances. Because we can review the loan origination documents and information as part of our normal processing when a claim is submitted to us, rescissions occur on a loan by loan basis most often after we have received a claim. Historically, rescissions of policies for which claims have been submitted to us were not a material portion of our claims resolved during a year. However, beginning in 2008, our rescissions of policies have materially mitigated our paid losses. In each of 2009 and 2010, rescissions mitigated our paid losses by approximately $1.2 billion and in 2011, rescissions mitigated our paid losses by approximately $0.6 billion (in each case, the figure includes amounts that would have either resulted in a claim payment or been charged to a deductible under a bulk or pool policy, and may have been charged to a captive reinsurer). In recent quarters, 17% to 20% of claims received in a quarter have been resolved by rescissions, down from the peak of approximately 28% in the first half of 2009. In the second half of 2011, Countrywide materially increased the percentage of loans for which it is rebutting the assertions that we make prior to rescinding a loan. When we receive a rebuttal prior to a rescission, we do not rescind coverage until after we respond to the rebuttal. Therefore, in addition to our substantial pipeline of claims investigations, we have a substantial pipeline of pre-rescission rebuttals that, based on our historical experience with such rebuttals, we expect will eventually result in rescissions. We continue to expect that the percentage of claims that will be resolved through rescissions will continue to decline after resolution of the rebuttal pipeline.

Our loss reserving methodology incorporates the effect that rescission activity is expected to have on the losses we will pay on our delinquent inventory. We do not utilize an explicit rescission rate in our reserving methodology, but rather our reserving methodology incorporates the effects rescission activity has had on our historical claim rate and claim severities. A variance between ultimate actual rescission rates and these estimates could materially affect our losses incurred. Our estimation process does not include a direct correlation between claim rates and severities to projected rescission activity or other economic conditions such as changes in unemployment rates, interest rates or housing values. Our experience is that analysis of that nature would not produce reliable results, as the change in one condition cannot be isolated to determine its sole effect on our ultimate paid losses as our ultimate paid losses are also influenced at the same time by other economic conditions. The estimation of the impact of rescissions on losses incurred, included in the table below, must be considered together with the various other factors impacting losses incurred and not in isolation.

The table below represents our estimate of the impact rescissions have had on reducing our loss reserves, paid losses and losses incurred.

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| | | (In billions) | |
| Estimated rescission reduction - beginning reserve | $ 1.3 | $ 2.1 | $ 0.5 |
| Estimated rescission reduction - losses incurred | - | 0.2 | 2.5 |
| Rescission reduction - paid claims | 0.6 | 1.2 | 1.2 |
| Amounts that may have been applied to a deductible | - | (0.2) | (0.3) |
| Net rescission reduction - paid claims | 0.6 | 1.0 | 0.9 |
| Estimated rescission reduction - ending reserve | $ 0.7 | $ 1.3 | $ 2.1 |

The $2.5 billion estimated mitigation of incurred losses during 2009 represents both the claims not paid in the period due to rescissions, as well as an increasing default inventory and an increasing expected rescission rate for those loans in default. Even though rescissions mitigated our paid losses by a similar amount in 2010 as compared to 2009, the estimated mitigation of incurred losses declined to $0.2 billion for 2010. This decrease was caused by a decline in our default inventory in 2010, compared to an increase in 2009, as well as a modest decline in the expected rescission rate for loans in our default inventory during 2010, compared to a significantly increasing expected rescission rate during 2009 and a decrease in severity on expected rescissions.

The decrease in the estimated mitigation of incurred losses in 2011 compared to the same period in 2010 is due to a decline in the expected rescission rate for loans in our default inventory during 2011 compared to a more modest decline in 2010.

At December 31, 2011, our loss reserves continued to be significantly impacted by expected rescission activity. We expect that the reduction of our loss reserves due to rescissions will continue to decline because our recent experience indicates new notices in our default inventory have a lower likelihood of being rescinded than those already in the inventory.

The liability associated with our estimate of premiums to be refunded on expected future rescissions is accrued for separately. At December 31, 2011 and 2010 the estimate of this liability totaled $58 million and $101 million, respectively. Separate components of this liability are included in "Other liabilities" and "Premium deficiency reserve" on our consolidated balance sheet. Changes in the liability affect premiums written and earned and change in premium deficiency reserve, respectively.

If the insured disputes our right to rescind coverage, the outcome of the dispute ultimately would be determined by legal proceedings. Legal proceedings disputing our right to rescind coverage may be brought up to three years after the lender has obtained title to the property (typically through a foreclosure) or the property was sold in a sale that we approved, whichever is applicable, although in a few jurisdictions there is a longer time to bring such an action. For the majority of our rescissions that are not subject to a settlement agreement, the period in which a dispute may be brought has not ended. We consider a rescission resolved for financial reporting purposes even though legal proceedings have been initiated and are ongoing. Although it is reasonably possible that, when the proceedings are completed, there will be a determination that we were not entitled to rescind in all cases, we are unable to make a reasonable estimate or range of estimates of the potential liability. Under Accounting Standards Codification ("ASC") 450-20, an estimated loss from such proceedings is accrued for only if we determine that the loss is probable and can be reasonably estimated. Therefore, when establishing our loss reserves, we do not include additional loss reserves that would reflect an adverse outcome from ongoing legal proceedings, including those with Countrywide. For more information about these legal proceedings, see Note 20 – "Litigation and contingencies" to our consolidated financial statements.

In addition to the proceedings involving Countrywide, we are involved in legal proceedings with respect to rescissions that we do not consider to be collectively material in amount. Although it is reasonably possible that, when these discussions or proceedings are completed, there will be a conclusion or determination that we were not entitled to rescind in all cases, we are unable to make a reasonable estimate or range of estimates of the potential liability.

In 2010, we entered into a settlement agreement with a lender-customer regarding our rescission practices. In April 2011, Freddie Mac advised its servicers that they must obtain its prior approval for rescission settlements and Fannie Mae advised its servicers that they are prohibited from entering into such settlements. In addition, in April 2011, Fannie Mae notified us that we must obtain its prior approval to enter into certain settlements. We continue to discuss with other lender-customers their objections to material rescissions and have reached settlement terms with several of our significant lender-customers. Any definitive agreement with these customers would be subject to GSE approval. One GSE has approved one of our settlement agreements, but this agreement remains subject to the approval of the other GSE. We believe that it is probable (within the meaning of ASC 450-20) that this agreement will be approved by the other GSE. As a result, we considered the terms of the agreement when establishing our loss reserves at December 31, 2011. This agreement did not have a significant impact on our established loss reserves. Neither GSE has approved our other settlement agreements and the terms of these other agreements were not considered when establishing our loss reserves at December 31, 2011. There can be no assurances that both GSEs will approve any settlement agreements and the GSEs may approve some of our settlement agreements and reject others based on the specific terms of those agreements.

Information regarding the ever-to-date rescission rates by the quarter in which the claim was received appears in the table below. No information is presented for claims received in the most recent two quarters to allow sufficient time for a substantial percentage of the claims received in those two quarters to reach resolution.

**As of December 31, 2011**
**Ever to Date Rescission Rates on Primary Claims Received**
(based on count)

| Quarter in Which the Claim was Received | ETD Rescission Rate (1) | ETD Claims Resolution Percentage (2) |
|---|---|---|
| Q1 2010 | 20.9% | 99.9% |
| Q2 2010 | 19.9% | 100.0% |
| Q3 2010 | 18.7% | 99.7% |
| Q4 2010 | 17.0% | 99.2% |
| Q1 2011 | 13.2% | 97.4% |
| Q2 2011 | 9.5% | 94.3% |

(1) This percentage is claims received, during the quarter shown, that have been rescinded as of our most recently completed quarter divided by the total claims received during the quarter shown. In certain cases we rescind coverage before a claim is received. Such rescissions, which have not been material, are not included in the statistics in this table.

(2) This percentage is claims received, during the quarter shown, that have been resolved as of our most recently completed quarter divided by the total claims received during the quarter shown. Claims resolved principally consist of claims paid plus claims for which we have informed the insured of our decision not to pay the claim. Although our decision to not pay a claim is made after we have given the insured an opportunity to dispute the facts underlying our decision to not pay the claim, these decisions are sometimes reversed after further discussion with the insured. The number of rescission reversals has been immaterial.

Note: In the second half of 2011, Countrywide materially increased the percentage of loans for which it is rebutting the assertions that we make prior to rescinding a loan. When we receive a rebuttal prior to a rescission, we do not rescind coverage until after we respond to the rebuttal. Therefore, in addition to our substantial pipeline of claims investigations, we have a substantial pipeline of pre-rescission rebuttals that, based on our historical experience with such rebuttals, we expect will eventually result in rescissions. We continue to expect that the percentage of claims that will be resolved through rescissions will continue to decline after resolution of the rebuttal pipeline.

We anticipate that the ever-to-date rescission rate on the more recent quarters will increase as the ever-to-date resolution percentage moves closer to 100%.

As discussed under "–Risk sharing arrangements," a portion of our flow new insurance written is subject to reinsurance arrangements with lender captives. The majority of these reinsurance arrangements have, historically, been aggregate excess of loss reinsurance agreements, and the remainder were quota share agreements. Effective January 1, 2009 we are no longer ceding new business under excess of loss reinsurance treaties with lender captives. Loans reinsured through December 31, 2008 under excess of loss agreements will run off pursuant to the terms of the particular captive arrangement. Under the aggregate excess of loss agreements, we are responsible for the first aggregate layer of loss, which is typically between 4% and 5%, the captives are responsible for the second aggregate layer of loss, which is typically 5% or 10%, and we are responsible for any remaining loss. The layers are typically expressed as a percentage of the original risk on an annual book of business reinsured by the captive. The premium cessions on these agreements typically ranged from 25% to 40% of the direct premium. Under a quota share arrangement premiums and losses are shared on a pro-rata basis between us and the captives, with the captives' portion of both premiums and losses typically ranging from 25% to 50%. Beginning June 1, 2008 new loans insured through quota share captive arrangements are limited to a 25% cede rate.

Under these agreements the captives are required to maintain a separate trust account, of which we are the sole beneficiary. Premiums ceded to a captive are deposited into the applicable trust account to support the captive's layer of insured risk. These amounts are held in the trust account and are available to pay reinsured losses. The captive's ultimate liability is limited to the assets in the trust account. When specific time periods are met and the individual trust account balance has reached a required level, then the individual captive may make authorized withdrawals from its applicable trust account. In most cases, the captives are also allowed to withdraw funds from the trust account to pay verifiable federal income taxes and operational expenses. Conversely, if the account balance falls below certain thresholds, the individual captive may be required to contribute funds to the trust account. However, in most cases, our sole remedy if a captive does not contribute such funds is to put the captive into run-off, in which case no new business would be ceded to the captive. In the event that the captive's incurred but unpaid losses exceed the funds in the trust account, and the captive does not deposit adequate funds, we may also be allowed to terminate the captive agreement, assume the captive's obligations, transfer the assets in the trust accounts to us, and retain all future premium payments. We intend to exercise this additional remedy when it is available to us. However, if the captive would challenge our right to do so, the matter would be determined by arbitration.

The reinsurance recoverable on loss reserves as of December 31, 2011 and 2010 was approximately $155 million and $275 million, respectively. The reinsurance recoverable on loss reserves related to captive agreements was approximately $142 million at December 31, 2011, which was supported by $359 million of trust assets, while at December 31, 2010 the reinsurance recoverable on loss reserves related to captives was $248 million which was supported by $484 million in trust assets. As of December 31, 2011 and 2010 there was an additional $27 million and $26 million, respectively, of trust assets in captive agreements where there was no related reinsurance recoverable on loss reserves. During 2011 and 2010, $39 million and $38 million, respectively, of trust fund assets were transferred to us as a result of captive terminations. The transferred funds resulted in an increase in our investment portfolio (including cash and cash equivalents) and a decrease in our net losses paid (reduction in losses incurred). In addition, there is an offsetting decrease in the reinsurance recoverable (increase in losses incurred), and thus there is no net impact to losses incurred.

In 2011 the captive arrangements reduced our losses incurred by approximately $65 million, compared to a $113 million captive reduction in 2010. We anticipate that the reduction in losses incurred will continue to be lower in 2012, as some of our captive arrangements were terminated in 2010 and 2011. See our risk factor titled "We are defendants in private and government litigation and are subject to the risk of additional private litigation, government litigation and regulatory proceedings in the future" below for a discussion of requests or subpoenas for information regarding captive mortgage reinsurance arrangements.

A rollforward of our primary insurance default inventory for the years ended December 31, 2011, 2010 and 2009 appears in the table below. The information concerning new notices and cures is compiled from monthly reports received from loan servicers. The level of new notice and cure activity reported in a particular month can be influenced by, among other things, the date on which a servicer generates its report, the number of business days in a month and by transfers of servicing between loan servicers.

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Default inventory at beginning of period | 214,724 | 250,440 | 182,188 |
| Plus: New Notices | 169,305 | 205,069 | 259,876 |
| Less: Cures | (149,643) | (183,017) | (149,251) |
| Less: Paids (including those charged to a deductible or captive) | (51,138) | (43,826) | (29,732) |
| Less: Rescissions and denials | (7,609) | (13,942) | (12,641) |
| Default inventory at end of period | 175,639 | 214,724 | 250,440 |

Information about the composition of the primary insurance default inventory at December 31, 2011, 2010 and 2009 appears in the table below.

| | December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| Total loans delinquent (1) | 175,639 | 214,724 | 250,440 |
| Percentage of loans delinquent (default rate) | 16.11% | 17.48% | 18.41% |
| Prime loans delinquent (2) | 112,403 | 134,787 | 150,642 |
| Percentage of prime loans delinquent (default rate) | 12.20% | 13.11% | 13.29% |
| A-minus loans delinquent (2) | 25,989 | 31,566 | 37,711 |
| Percent of A-minus loans delinquent (default rate) | 35.10% | 36.69% | 40.66% |
| Subprime credit loans delinquent (2) | 9,326 | 11,132 | 13,687 |
| Percentage of subprime credit loans delinquent (default rate) | 43.60% | 45.66% | 50.72% |
| Reduced documentation loans delinquent (3) | 27,921 | 37,239 | 48,400 |
| Percentage of reduced documentation loans delinquent (default rate) | 37.96% | 41.66% | 45.26% |

General Notes: (a) For the information presented for 2011 and 2010, the FICO credit score for a loan with multiple borrowers is the lowest of the borrowers' "decision FICO scores." For the information presented prior to 2010, the FICO score for a loan with multiple borrowers was the income weighted average of the "decision FICO scores" for each borrower. A borrower's "decision FICO score" is determined as follows: if there are three FICO scores available, the middle FICO score is used; if two FICO scores are available, the lower of the two is used; if only one FICO score is available, it is used. This change made our reporting of FICO credit scores consistent with the FICO credit scores that we use for underwriting purposes.

(b) Servicers continue to pay our premiums for nearly all of the loans in our default inventory, but in some cases, servicers stop paying our premiums. In those cases, even though the loans continue to be included in our default inventory, the applicable loans are removed from our insurance in force and risk in force. Loans where servicers have stopped paying premiums include 9,598 defaults with a risk of $486 million as of December 31, 2011.

(c) During the fourth quarter of 2011 we conducted a review of our single life of loan policies and concluded that approximately 21,000 of these policies were no longer in force, and as a result we cancelled these policies with insurance in force of approximately $2.3 billion and risk in force of approximately $0.5 billion. It may be possible that some of these policies will be reinstated based on information subsequently provided by our customers.

(1) At December 31, 2011, 2010 and 2009 30,250, 36,066 and 45,907 loans in default, respectively, related to Wall Street bulk transactions.

(2) We define prime loans as those having FICO credit scores of 620 or greater, A-minus loans as those having FICO credit scores of 575-619, and subprime credit loans as those having FICO credit scores of less than 575, all as reported to us at the time a commitment to insure is issued. Most A-minus and

subprime credit loans were written through the bulk channel. However, we classify all loans without complete documentation as "reduced documentation" loans regardless of FICO score rather than as a prime, "A-minus" or "subprime" loan; in the table above, such loans appear only in the reduced documentation category and they do not appear in any of the other categories.

(3) In accordance with industry practice, loans approved by GSE and other automated underwriting (AU) systems under "doc waiver" programs that do not require verification of borrower income are classified by MGIC as "full documentation." Based in part on information provided by the GSEs, we estimate full documentation loans of this type were approximately 4% of 2007 NIW. Information for other periods is not available. We understand these AU systems grant such doc waivers for loans they judge to have higher credit quality. We also understand that the GSEs terminated their "doc waiver" programs, with respect to new commitments, in the second half of 2008.

The primary and pool loss reserves at December 31, 2011, 2010 and 2009 appear in the table below.

| **Gross Reserves** | December 31, | | |
|---|---|---|---|
| | **2011** | **2010** | **2009** |
| Primary: | | | |
| Direct loss reserves (in millions) | $ 4,249 | $ 5,146 | $ 6,102 |
| Ending default inventory | 175,639 | 214,724 | 250,440 |
| Average direct reserve per default | $ 24,193 | $ 23,966 | $ 24,365 |
| Primary claims received inventory included in ending default inventory | 12,610 | 20,898 | 16,389 |
| Pool (1): | | | |
| Direct loss reserves (in millions): | | | |
| With aggregate loss limits (2) | $ 278 | $ 700 | $ 561 |
| Without aggregate loss limits | 21 | 30 | 35 |
| Total pool direct loss reserves | $ 299 | $ 730 | $ 596 |
| Ending default inventory: | | | |
| With aggregate loss limits (2) | 31,483 | 41,786 | 42,821 |
| Without aggregate loss limits | 1,488 | 1,543 | 1,410 |
| Total pool ending default inventory | 32,971 | 43,329 | 44,231 |
| Pool claims received inventory included in ending default inventory | 1,398 | 2,510 | 2,188 |
| Other gross reserves (in millions) | $ 10 | $ 8 | $ 7 |

(1) Since a number of our pool policies include aggregate loss limits and/or deductibles, we do not disclose an average direct reserve per default for our pool business.

(2) See "Pool insurance" above for a discussion of our interpretation of the appropriate aggregate loss on a pool policy we have with Freddie Mac. At December 31, 2011 our loss reserves under this policy have been limited under our interpretation of the aggregate. The default inventory includes all items in default under this policy.

The primary default inventory and primary loss reserves by region at December 31, 2011, 2010 and 2009 appears in the table below.

**Losses by Region**

**Primary Default Inventory**

| Region | 2011 | 2010 | 2009 |
|---|---|---|---|
| Great Lakes | 22,158 | 27,663 | 32,697 |
| Mid-Atlantic | 8,058 | 9,660 | 11,384 |
| New England | 6,913 | 7,702 | 8,824 |
| North Central | 20,860 | 24,192 | 27,514 |
| Northeast | 18,385 | 19,056 | 20,607 |
| Pacific | 18,381 | 25,438 | 32,204 |
| Plains | 5,462 | 7,045 | 7,998 |
| South Central | 21,035 | 28,984 | 34,524 |
| Southeast | 54,387 | 64,984 | 74,688 |
| Total | 175,639 | 214,724 | 250,440 |

**Primary Loss Reserves**
(In millions)

| Region | 2011 | 2010 | 2009 |
|---|---|---|---|
| Great Lakes | $ 348 | $ 426 | $ 531 |
| Mid-Atlantic | 205 | 231 | 237 |
| New England | 149 | 174 | 207 |
| North Central | 454 | 495 | 561 |
| Northeast | 325 | 374 | 465 |
| Pacific | 750 | 886 | 1,061 |
| Plains | 84 | 107 | 117 |
| South Central | 413 | 555 | 608 |
| Southeast | 1,198 | 1,395 | 1,679 |
| Total before IBNR and LAE | $ 3,926 | $ 4,643 | $ 5,466 |
| IBNR and LAE | 323 | 503 | 636 |
| Total | $ 4,249 | $ 5,146 | $ 6,102 |

Regions contain the states as follows:
- Great Lakes: IN, KY, MI, OH
- Mid-Atlantic: DC, DE, MD, VA, WV
- New England: CT, MA, ME, NH, RI, VT
- North Central: IL, MN, MO, WI
- Northeast: NJ, NY, PA
- Pacific: CA, HI, NV, OR, WA
- Plains: IA, ID, KS, MT, ND, NE, SD, WY
- South Central: AK, AZ, CO, LA, NM, OK, TX, UT
- Southeast: AL, AR, FL, GA, MS, NC, SC, TN

The primary loss reserves (before IBNR and LAE) at December 31, 2011, 2010 and 2009 separated between our flow and bulk business appears in the table below.

**Primary loss reserves** (In millions)

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Flow | $ 2,820 | $ 3,329 | $ 3,637 |
| Bulk | 1,106 | 1,314 | 1,829 |
| Total primary reserves | $ 3,926 | $ 4,643 | $ 5,466 |

The average claim paid, as shown in the table below, can vary materially from period to period based upon a variety of factors, on both a national and state basis, including the geographic mix, average loan amount and average coverage percentage of loans for which claims are paid.

The primary average claim paid for the top 5 states (based on 2011 paid claims) for the years ended December 31, 2011, 2010 and 2009 appears in the table below.

**Primary average claim paid**

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| California | $ 85,205 | $ 88,761 | $ 105,552 |
| Florida | 59,216 | 61,290 | 66,059 |
| Arizona | 55,503 | 57,925 | 61,929 |
| Michigan | 35,092 | 35,675 | 38,341 |
| Nevada | 67,584 | 70,560 | 74,601 |
| All other states | 43,909 | 43,473 | 43,682 |
| All states | $ 49,887 | $ 50,173 | $ 52,627 |

The primary average loan size of our insurance in force at December 31, 2011, 2010, and 2009 appears in the table below.

**Primary average loan size**

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Total insurance in force | $ 158,590 | $ 155,700 | $ 155,960 |
| Prime (FICO 620 & >) | 158,870 | 155,050 | 154,480 |
| A-Minus (FICO 575-619) | 130,700 | 130,360 | 130,410 |
| Subprime (FICO < 575) | 121,130 | 117,410 | 118,440 |
| Reduced doc (All FICOs)(1) | 194,060 | 198,000 | 203,340 |

---

(1) In this annual report we classify loans without complete documentation as "reduced documentation" loans regardless of FICO credit score rather than as prime, "A-" or "subprime" loans; in the table above, such loans appear only in the reduced documentation category and they do not appear in any of the other categories.

The primary average loan size of our insurance in force at December 31, 2011, 2010 and 2009 for the top 5 states (based on 2011 paid claims) appears in the table below.

**Primary average loan size**

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| California | $ 284,034 | $ 283,459 | $ 288,650 |
| Florida | 174,439 | 174,203 | 178,262 |
| Arizona | 182,705 | 184,508 | 188,614 |
| Michigan | 123,709 | 121,282 | 121,431 |
| Nevada | 213,973 | 214,726 | 220,506 |
| All other states | 151,883 | 148,379 | 147,713 |

Information about net paid claims during the years ended December 31, 2011, 2010 and 2009 appears in the table below.

**Net paid claims** (In millions)

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Prime (FICO 620 & >) | $ 1,772 | $ 1,400 | $ 831 |
| A-Minus (FICO 575-619) | 283 | 265 | 231 |
| Subprime (FICO < 575) | 70 | 77 | 95 |
| Reduced doc (All FICOs)(1) | 429 | 451 | 388 |
| Pool | 480 | 177 | 99 |
| Other | 6 | 3 | 5 |
| Direct losses paid | 3,040 | 2,373 | 1,649 |
| Reinsurance | (140) | (126) | (41) |
| Net losses paid | 2,900 | 2,247 | 1,608 |
| LAE | 60 | 71 | 60 |
| Net losses and LAE paid before terminations | 2,960 | 2,318 | 1,668 |
| Reinsurance terminations | (39) | (38) | (119) |
| Net losses and LAE paid | $ 2,921 | $ 2,280 | $ 1,549 |

(1) In this annual report we classify loans without complete documentation as "reduced documentation" loans regardless of FICO credit score rather than as prime, "A-" or "subprime" loans; in the table above, such loans appear only in the reduced documentation category and they do not appear in any of the other categories.

Primary claims paid for the top 15 states (based on 2011 paid claims) and all other states for the years ended December 31, 2011, 2010 and 2009 appears in the table below.

**Paid Claims by state** (In millions)

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| California | $ 357 | $ 288 | $ 253 |
| Florida | 303 | 340 | 195 |
| Arizona | 203 | 156 | 110 |
| Michigan | 138 | 130 | 111 |
| Nevada | 134 | 95 | 75 |
| Georgia | 130 | 97 | 62 |
| Texas | 108 | 87 | 51 |
| Illinois | 101 | 91 | 59 |
| Ohio | 76 | 68 | 54 |
| Washington | 74 | 41 | 21 |
| Virginia | 66 | 57 | 48 |
| Minnesota | 65 | 56 | 52 |
| Colorado | 54 | 38 | 27 |
| Maryland | 51 | 50 | 25 |
| Wisconsin | 46 | 36 | 24 |
| All other states | 648 | 563 | 378 |
| | $ 2,554 | $ 2,193 | $ 1,545 |
| Other (Pool, LAE, Reinsurance) | 367 | 87 | 4 |
| Net losses and LAE paid | $ 2,921 | $ 2,280 | $ 1,549 |

Beginning in 2008, the rate at which claims are received and paid slowed for a combination of reasons, including foreclosure moratoriums, servicing delays, court delays, loan modifications and our claims investigations. Although these factors continue to affect our paid claims, we believe paid claims, on a quarterly basis, peaked in the second quarter of 2011 and that the overall level of total paid claims will continue to decline, assuming recent foreclosure patterns continue.

The primary default inventory for the top 15 states (based on 2011 paid claims) at December 31, 2011, 2010 and 2009 appears in the table below.

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| California | 9,542 | 14,070 | 19,661 |
| Florida | 27,533 | 32,788 | 38,924 |
| Arizona | 3,809 | 6,781 | 8,791 |
| Michigan | 7,269 | 10,278 | 12,759 |
| Nevada | 3,001 | 4,729 | 5,803 |
| Georgia | 6,744 | 9,117 | 10,905 |
| Texas | 8,961 | 11,602 | 13,668 |
| Illinois | 11,420 | 12,548 | 13,722 |
| Ohio | 8,357 | 9,850 | 11,071 |
| Washington | 3,467 | 3,888 | 3,768 |
| Virginia | 2,647 | 3,627 | 4,464 |
| Minnesota | 2,778 | 3,672 | 4,674 |
| Colorado | 2,003 | 2,917 | 3,451 |
| Maryland | 3,869 | 4,264 | 4,940 |
| Wisconsin | 3,945 | 4,519 | 4,923 |
| All other states | 70,294 | 80,074 | 88,916 |
| | 175,639 | 214,724 | 250,440 |

The primary default inventory at December 31, 2011, 2010 and 2009 separated between our flow and bulk business appears in the table below.

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Flow | 134,101 | 162,621 | 185,828 |
| Bulk | 41,538 | 52,103 | 64,612 |
| | 175,639 | 214,724 | 250,440 |

The flow default inventory by policy year at December 31, 2011, 2010 and 2009 appears in the table below.

**Flow default inventory by policy year**

| **Policy year:** | 2011 | 2010 | 2009 |
|---|---|---|---|
| 2002 and prior | 12,006 | 14,914 | 17,689 |
| 2003 | 7,403 | 9,069 | 10,553 |
| 2004 | 10,116 | 12,077 | 13,869 |
| 2005 | 15,594 | 18,789 | 21,354 |
| 2006 | 23,078 | 28,284 | 33,373 |
| 2007 | 50,664 | 62,855 | 73,304 |
| 2008 | 14,247 | 16,059 | 15,524 |
| 2009 | 800 | 546 | 162 |
| 2010 | 168 | 28 | - |
| 2011 | 25 | - | - |
| | 134,101 | 162,621 | 185,828 |

The liability associated with our estimate of premiums to be refunded on expected claim payments is accrued for separately at December 31, 2011 and 2010 and approximated $114 million and $113 million, respectively. Separate components of this liability are included in "Other liabilities" and "Premium deficiency reserve" on our consolidated balance sheet. Changes in the liability affect premiums written and earned and change in premium deficiency reserve, respectively.

As of December 31, 2011, 22% of our primary insurance in force was written subsequent to December 31, 2008, 37% of our primary insurance in force was written subsequent to December 31, 2007, and 63% of our primary insurance in force was written subsequent to December 31, 2006. On our flow business, the highest claim frequency years have typically been the third and fourth year after the year of loan origination. On our bulk business, the period of highest claims frequency has generally occurred earlier than in the historical pattern on our flow business. However, the pattern of claims frequency can be affected by many factors, including persistency and deteriorating economic conditions. Low persistency can have the effect of accelerating the period in the life of a book during which the highest claim frequency occurs. Deteriorating economic conditions can result in increasing claims following a period of declining claims.

Premium deficiency

Beginning in 2007, when we stopped writing Wall Street bulk business, we began to separately measure the performance of these transactions and established a premium deficiency reserve related to this business. This premium deficiency reserve as of December 31, 2011, 2010 and 2009 was $135 million, $179 million and $193 million, respectively. The $135 million premium deficiency reserve as of December 31, 2011 reflects the present value of expected future losses and expenses that exceeded the present value of expected future premiums and already established loss reserves. The discount rate used in the calculation of the premium deficiency reserve at December 31, 2011 was 2.3%. The discount rate used in the calculation of the premium deficiency reserve at December 31, 2010 was 2.5%.

The components of the premium deficiency reserve at December 31, 2011, 2010 and 2009 appear in the table below.

| | December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | | (In millions) | |
| Present value of expected future premium | $ 494 | $ 506 | $ 427 |
| Present value of expected future paid losses and expenses | (1,455) | (1,760) | (2,157) |
| Net present value of future cash flows | (961) | (1,254) | (1,730) |
| Established loss reserves | 826 | 1,075 | 1,537 |
| Net deficiency | $ (135) | $ (179) | $ (193) |

Each quarter, we re-estimate the premium deficiency reserve on the remaining Wall Street bulk insurance in force. The premium deficiency reserve primarily changes from quarter to quarter as a result of two factors. First, it changes as the actual premiums, losses and expenses that were previously estimated are recognized. Each period such items are reflected in our financial statements as earned premium, losses incurred and expenses. The difference between the amount and timing of actual earned premiums, losses incurred and expenses and our previous estimates used to establish the premium deficiency reserves has an effect (either positive or negative) on that period's results. Second, the premium deficiency reserve changes as our assumptions relating to the present value of expected future premiums, losses and expenses on the remaining Wall Street bulk insurance in force change. Changes to these assumptions also have an effect on that period's results.

The decrease in the premium deficiency reserve for the years ended December 31, 2011, 2010 and 2009 was $44 million, $14 million and $261 million, respectively, as shown in the charts below. The decrease represents the net result of actual premiums, losses and expenses as well as a net change in assumptions for these periods. The change in assumptions for 2011 is primarily related to higher estimated ultimate premiums resulting principally from an increase in the projected persistency rate, somewhat offset by higher estimated ultimate losses resulting principally from an increase in the number of projected claims that will ultimately be resolved as a claim paid. The change in assumptions for 2010 is primarily related to higher estimated ultimate premiums, which is principally related to an increase in the projected persistency rate. The change in assumptions for 2009 primarily related to lower estimated ultimate losses, offset by lower estimated ultimate premiums, both due to higher expected rates of rescission.

| | Year ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2011 | | 2010 | | 2009 | |
| | (In millions) | | | | | |
| Premium Deficiency Reserve at beginning of period | | $ (179) | | $ (193) | | $ (454) |
| Adjustment to premium deficiency reserve (1) | | - | | (37) | | - |
| Adjusted premium deficiency reserve at beginning of period | | (179) | | (230) | | (454) |
| Paid claims and loss adjustment expenses | $ 334 | | $ 426 | | $ 584 | |
| Decrease in loss reserves | (249) | | (425) | | (360) | |
| Premium earned | (120) | | (128) | | (156) | |
| Effects of present valuing on future premiums, losses and expenses | (8) | | (25) | | 21 | |
| Change in premium deficiency reserve to reflect actual premium, losses and expenses recognized | | (43) | | (152) | | 89 |
| Change in premium deficiency reserve to reflect change in assumptions relating to future premiums, losses, expenses and discount rate (2) | | 87 | | 203 | | 172 |
| Premium Deficiency Reserve at end of period | | $ (135) | | $ (179) | | $ (193) |

(1) In periods prior to 2010 an estimate of premium to be refunded in conjunction with claim payments was included in Loss Reserves. In 2010, we separately stated this liability in Premium deficiency reserve on the consolidated balance sheet. (See Note 3 - "Summary of significant accounting policies - Revenue recognition" to our consolidated financial statements.)

(2) A positive number for changes in assumptions relating to premiums, losses, expenses and discount rate indicates a redundancy of prior premium deficiency reserves.

Each quarter we perform a premium deficiency analysis on the portion of our book of business not covered by the premium deficiency described above. As of December 31, 2011, the analysis concluded that there was no premium deficiency on such portion of our book of business. For the reasons discussed below, our analysis of any potential deficiency reserve is subject to inherent uncertainty and requires significant judgment by management. To the extent, in a future period, expected losses are higher or expected premiums are lower than the assumptions we used in our analysis, we could be required to record a premium deficiency reserve on this portion of our book of business in such period.

The calculation of the premium deficiency reserve requires the use of significant judgments and estimates to determine the present value of future premium and present value of expected losses and expenses on our business. The present value of future premium relies on, among other things, assumptions about persistency and repayment patterns on underlying loans. The present value of expected losses and expenses depends on assumptions relating to severity of claims and claim rates on current defaults, and expected defaults in future periods. These assumptions also include an estimate of expected rescission activity. Similar to our loss reserve estimates, our estimates for premium deficiency reserves could be adversely affected by several factors, including a deterioration of regional or economic conditions leading to a reduction in borrowers' income and thus their ability to make mortgage payments, and a drop in housing values that could expose us to greater losses. Assumptions used in calculating the deficiency reserve can also be affected by volatility in the current housing and mortgage lending industries. To the extent premium patterns and actual loss experience differ from the assumptions used in calculating the premium deficiency reserve, the differences between the actual results and our estimates will affect future period earnings and could be material.

*Underwriting and other expenses*

Underwriting and other expenses for 2011 decreased when compared to 2010 and 2009. The decrease reflects our reductions in headcount as well as our lower contract underwriting volume.

*Ratios*

The table below presents our loss, expense and combined ratios for our combined insurance operations for the years ended December 31, 2011, 2010 and 2009.

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Loss ratio | 152.6% | 137.5% | 259.5% |
| Expense ratio | 16.0% | 16.3% | 15.1% |
| Combined ratio | 168.6% | 153.8% | 274.6% |

The loss ratio is the ratio, expressed as a percentage, of the sum of incurred losses and loss adjustment expenses to net premiums earned. The loss ratio does not reflect any effects due to premium deficiency. The increase in the loss ratio in 2011, compared to 2010, was due to a increase in losses incurred, as well as a decrease in premiums earned. The expense ratio is the ratio, expressed as a percentage, of underwriting expenses to net premiums written. The decrease in the expense ratio in 2011, compared to 2010, was due to a decrease in underwriting and other expenses of the combined insurance operations, partially offset by a decrease in premiums written. The combined ratio is the sum of the loss ratio and the expense ratio.

The decrease in the loss ratio in 2010, compared to 2009, was due to a decrease in losses incurred, partially offset by a decrease in premium earned. The increase in the expense ratio in 2010, compared to 2009, was due to a decrease in premiums written, partially offset by a decrease in underwriting and other expenses of the combined insurance operations.

*Interest expense*

Interest expense for 2011 increased when compared to 2010. The increase is due to the issuance of our 5% Convertible Senior Notes in April 2010 as well as an increase in amortization on our junior debentures, somewhat offset by lower interest on our Senior Notes due to repayments and repurchases.

Interest expense for 2010 increased when compared to 2009. The increase is due to the issuance of our 5% Convertible Senior Notes in April 2010 as well as an increase in amortization on our junior debentures.

*Income taxes*

The effective tax rate provision on our pre-tax loss was 0.3% in 2011, compared to the effective tax rate provision of 1.2% in 2010. During those periods, the benefit from income taxes was eliminated or reduced by the recognition of a valuation allowance. The effective tax rate benefit on our pre-tax loss was (25.1%) in 2009.

We review the need to adjust the deferred tax asset valuation allowance on a quarterly basis. We analyze several factors, among which are the severity and frequency of operating losses, our capacity for the carryback or carryforward of any losses, the expected occurrence of future income or loss and available tax planning alternatives. Based on our analysis and the level of cumulative operating losses, we have reduced our benefit from income tax by recognizing a valuation allowance.

Beginning with the first quarter of 2009, any benefit from income taxes, relating to operating losses, has been reduced or eliminated by the establishment of a valuation allowance. During 2009, our deferred tax asset valuation allowance was reduced by the deferred tax liability related to $102.3 million of income that was recorded in other comprehensive income. During 2010, our deferred tax valuation allowance was increased due to a decrease in the deferred tax liability related to $63.5 million of losses that were recorded in other comprehensive income. During 2011, our deferred tax asset valuation allowance was reduced due to an increase in the deferred tax liability related to $2.3 million of income that was recorded in other comprehensive income. In the event of future operating losses, it is likely that the valuation allowance will be adjusted by any taxes recorded to equity for changes in other comprehensive income.

The effect of the change in valuation allowance on the benefit from income taxes was as follows:

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| | | (In thousands) | |
| Benefit from income taxes | $ (196,835) | $ (145,334) | $ (681,266) |
| Change in valuation allowance | 198,428 | 149,669 | 238,490 |
| Tax provision (benefit) | $ 1,593 | $ 4,335 | $ (442,776) |

The increase in the valuation allowance that was included in other comprehensive income was zero, $22.2 million and zero for the years ended December 31, 2011, 2010 and 2009, respectively. The total valuation allowance as of December 31, 2011, 2010 and 2009 was $608.8 million, $410.3 million and $238.5 million, respectively.

Legislation enacted in 2009 expanded the carryback period for certain net operating losses from 2 years to 5 years. A total benefit for income taxes of $282.0 million was recorded during 2009 in the consolidated statement of operations for the carryback of 2009 losses. The refund related to these benefits was received in the second quarter of 2010.

Giving full effect to the carryback of net operating losses for federal income tax purposes, we have approximately $1,448 million of net operating loss carryforwards on a regular tax basis and $582 million of net operating loss carryforwards for computing the alternative minimum tax as of December 31, 2011. The increase in net operating loss carryforwards from operating losses during 2011 was partially offset by a onetime inclusion of taxable income. The taxable income related to the cancellation of indebtedness triggered by the conclusion of bankruptcy proceedings for C-BASS, an unconsolidated joint venture investment. Any unutilized carryforwards are scheduled to expire at the end of tax years 2029 through 2031.

**Financial Condition**

At December 31, 2011 the total fair value of our investment portfolio was $5.8 billion. In addition, at December 31, 2011 our total assets included approximately $1.0 billion of cash and cash equivalents as shown on our consolidated balance sheet. At December 31, 2011, based on fair value, approximately 100% of our fixed income securities were investment grade securities. The percentage of investments rated BBB may continue to increase as we reinvest to achieve higher yields and, in part, due to the reduced availability of highly rated corporate securities. Lower rated investments have greater risk. Our fixed income securities are readily marketable, other than our auction rate securities discussed below, and concentrated in maturities of less than 15 years. The composition of ratings at December 31, 2011, 2010 and 2009 are shown in the table below.

**Investment Portfolio Ratings**

| | December 31, | | |
|---|---|---|---|
| | **2011** | **2010** | **2009** |
| AAA | 37% | 43% | 39% |
| AA | 26% | 29% | 34% |
| A | 27% | 23% | 20% |
| BBB | 10% | 5% | 6% |
| Investment grade | 100% | 100% | 99% |
| Below investment grade | - | - | 1% |
| Total | 100% | 100% | 100% |

Approximately 10% of our investment portfolio, excluding cash and cash equivalents, is guaranteed by financial guarantors. We evaluate the credit risk of securities through analysis of the underlying fundamentals. The extent of our analysis depends on a variety of factors, including the issuer's sector, scale, profitability, debt cover, ratings and the tenor of the investment. At December 31, 2011, there are no fixed income securities that are relying on financial guaranty insurance to elevate their rating.

We primarily place our investments in instruments that meet high credit quality standards, as specified in our investment policy guidelines. The policy guidelines also limit the amount of our credit exposure to any one issue, issuer and type of instrument. At December 31, 2011, the modified duration of our fixed income investment portfolio, including cash and cash equivalents, was 2.8 years, which means that an instantaneous parallel shift in the yield curve of 100 basis points would result in a change of 2.8% in the fair value of our fixed income portfolio. For an upward shift in the yield curve, the fair value of our portfolio would decrease and for a downward shift in the yield curve, the fair value would increase.

We held $170 million in auction rate securities ("ARS") backed by student loans at December 31, 2011. ARS are intended to behave like short-term debt instruments because their interest rates are reset periodically through an auction process, most commonly at intervals of 7, 28 and 35 days. The same auction process has historically provided a means by which we may rollover the investment or sell these securities at par in order to provide us with liquidity as needed. The ARS we hold are collateralized by portfolios of student loans, substantially all of which are ultimately 97% guaranteed by the United States Department of Education. At December 31, 2011, approximately 83% of our ARS portfolio was rated AAA/Aaa by one or more of the following major rating agencies: Moody's, Standard & Poor's and Fitch Ratings.

In mid-February 2008, auctions began to fail due to insufficient buyers, as the amount of securities submitted for sale in auctions exceeded the aggregate amount of the bids. For each failed auction, the interest rate on the security moves to a maximum rate specified for each security, and generally resets at a level higher than specified short-term interest rate benchmarks. At December 31, 2011, our entire ARS portfolio, consisting of 19 investments, was subject to failed auctions; however, from the period when the auctions began to fail through December 31, 2011, $361 million in par value of ARS was either sold or called, with the average amount we received being approximately 97% of par which approximated the aggregate fair value prior to redemption. To date, we have collected all interest due on our ARS.

As a result of the persistent failed auctions, and the uncertainty of when these investments could be liquidated at par, the investment principal associated with failed auctions will not be accessible until successful auctions occur, a buyer is found outside of the auction process, the issuers establish a different form of financing to replace these securities, or final payments come due according to the contractual maturities of the debt issues. However, we continue to believe we will have liquidity to our ARS portfolio by December 31, 2014.

At December 31, 2011, we had outstanding $171 million, 5.375% Senior Notes due in November 2015, with an approximate fair value of $117 million. At December 31, 2011, we also had $345 million principal amount of 5% Convertible Senior Notes outstanding due in 2017, with an approximate fair value of $202 million and $389.5 million principal amount of 9% Convertible Junior Subordinated Debentures due in 2063 outstanding, which at December 31, 2011 are reflected as a liability on our consolidated balance sheet at the current amortized value of $344 million, with the unamortized discount reflected in equity. The fair value of the convertible debentures was approximately $190 million at December 31, 2011.

The Internal Revenue Service ("IRS") completed separate examinations of our federal income tax returns for the years 2000 through 2004 and 2005 through 2007 and issued assessments for unpaid taxes, interest and penalties related to our treatment of the flow-through income and loss from an investment in a portfolio of residual interests of Real Estate Mortgage Investment Conduits ("REMICs"). This portfolio has been managed and maintained during years prior to, during and subsequent to the examination period. The IRS indicated that it did not believe that, for various reasons, we had established sufficient tax basis in the REMIC residual interests to deduct the losses from taxable income. The IRS assessment related to the REMIC issue is $190.7 million in taxes and penalties. There would also be applicable interest, which may be substantial. Additional state income taxes along with any applicable interest may become due when a final resolution is reached and could also be substantial. We appealed these assessments within the IRS and, in 2007, we made a payment of $65.2 million with the United States Department of the Treasury related to this assessment. In August 2010, we reached a tentative settlement agreement with the IRS. Because net operating losses that we incurred in 2009 were carried back to taxable years that were included in the settlement agreement, it was subject to review by the Joint Committee on Taxation of Congress. Following that review, the IRS indicated that it is reconsidering the terms of the settlement. We are attempting to address the IRS' concerns, but there is a risk that we may not be able to settle the proposed adjustments with the IRS or, alternatively, that the terms of any final settlement will be more costly to us than the currently proposed settlement. In the event that we are unable to reach any settlement of the proposed adjustments, we would be required to litigate their validity in order to avoid a full concession to the IRS. Any such litigation could be lengthy and costly in terms of legal fees and related expenses. We adjusted our tax provision and liabilities for the effects of the tentative settlement agreement in 2010. The IRS' reconsideration of the terms of the settlement agreement did not change our belief that the previously recorded items are appropriate. However, we would need to make appropriate adjustments, which could be material, to our tax provision and liabilities if our view of the probability of success in this matter changes, and the ultimate resolution of this matter could have a material negative impact on our effective tax rate, results of operations, cash flows and statutory capital. In this regard, see our risk factor titled "Regulatory capital requirements may prevent us from continuing to write new insurance on an uninterrupted basis" below.

The IRS is currently conducting an examination of our federal income tax returns for the years 2008 and 2009, which is scheduled to be completed in 2012. The adjustments that are currently proposed by the IRS are temporary in nature and would have no material effect on the financial statements.

The total amount of unrecognized tax benefits as of December 31, 2011 is $110.1 million. The total amount of the unrecognized tax benefits that would affect our effective tax rate is $97.5 million. We recognize interest accrued and penalties related to unrecognized tax benefits in income taxes. We have accrued $26.7 million for the payment of interest as of December 31, 2011. Although the IRS is reconsidering the terms of our settlement agreement with them, as discussed above, if approved our total amount of unrecognized tax benefits would be reduced by $104.0 million during 2012, while after taking into account prior payments and the effect of available NOL carrybacks, any net cash outflows would approximate $23 million.

Our principal exposure to loss is our obligation to pay claims under MGIC's mortgage guaranty insurance policies. At December 31, 2011, MGIC's direct (before any reinsurance) primary and pool risk in force, which is the unpaid principal balance of insured loans as reflected in our records multiplied by the coverage percentage, and taking account of any loss limit, was approximately $46.4 billion. In addition, as part of our contract underwriting activities, we are responsible for the quality of our underwriting decisions in accordance with the terms of the contract underwriting agreements with customers. We may be required to provide certain remedies to our customers if certain standards relating to the quality of our underwriting work are not met, and we have an established reserve for such obligations. Through December 31, 2011, the cost of remedies provided by us to customers for failing to meet the standards of the contracts has not been material. However, claims for remedies may be made a number of years after the underwriting work was performed. A material portion of our new insurance written through the flow channel in recent years, including for 2006 and 2007, has involved loans for which we provided contract underwriting services. We believe the rescission of mortgage insurance coverage on loans for which we provided contract underwriting services may make a claim for a contract underwriting remedy more likely to occur. Beginning in the second half of 2010, we experienced an increase in claims for contract underwriting remedies, which continued into 2011. Hence, there can be no assurance that contract underwriting remedies will not be material in the future.

**Liquidity and Capital Resources**

*Overview*

Our sources of funds consist primarily of:

- our investment portfolio (which is discussed in "Financial Condition" above), and interest income on the portfolio,

- net premiums that we will receive from our existing insurance in force as well as policies that we write in the future and

- amounts that we expect to recover from captives (which is discussed in "Results of Consolidated Operations – Risk sharing arrangements" and "Results of Consolidated Operations – Losses – Losses incurred" above).

Our obligations consist primarily of:

- claim payments under MGIC's mortgage guaranty insurance policies,

- $171 million of 5.375% Senior Notes due in November 2015,

- $345 million of Convertible Senior Notes due in 2017,

- $389.5 million of Convertible Junior Debentures due in 2063,

- interest on the foregoing debt instruments, and

- the other costs and operating expenses of our business.

Holders of both of the convertible issues may convert their notes into shares of our common stock at their option prior to certain dates prescribed under the terms of their issuance, in which case our corresponding obligation will be eliminated.

For the first time in many years, beginning in 2009, claim payments exceeded premiums received. We expect that this trend will continue. Due to the uncertainty regarding how factors such as foreclosure moratoriums, servicing and court delays, failures by servicers to follow proper procedures in foreclosure proceedings, loan modifications and claims investigations and rescissions, will affect our future paid claims it has become even more difficult to estimate the amount and timing of future claim payments. When we experience cash shortfalls, we can fund them through sales of short-term investments and other investment portfolio securities, subject to insurance regulatory requirements regarding the payment of dividends to the extent funds were required by an entity other than the seller. In addition, we align the maturities of our investment portfolio with our estimate of future obligations. A significant portion of our investment portfolio securities are held by our insurance subsidiaries. As long as the trends discussed above continue, we expect to experience significant declines in our investment portfolio.

*Debt at Our Holding Company and Holding Company Capital Resources*

The senior notes, convertible senior notes and convertible debentures are obligations of MGIC Investment Corporation and not of its subsidiaries. The payment of dividends from our insurance subsidiaries, which prior to raising capital in the public markets in 2008 and 2010 had been the principal source of our holding company cash inflow, is restricted by insurance regulation. MGIC is the principal source of dividend-paying capacity. Since 2008, MGIC has not paid any dividends to our holding company. Through 2012, MGIC cannot pay any dividends to our holding company without approval from the OCI.

At December 31, 2011, we had $487 million in cash and investments at our holding company.

As of December 31, 2011, our holding company's debt obligations were $906 million in par value consisting of:

- $171 million in par value of Senior Notes due in November 2015, with an annual interest cost of $9 million;

- $345 million in par value of Convertible Senior Notes due in 2017, with an annual interest cost of $17 million; and

- $390 million in par value of Convertible Junior Debentures due in 2063, with an annual interest cost of $35 million

See Note 8 – "Debt" to our consolidated financial statements for additional information about this indebtedness, including restrictive covenants in our Senior Notes and our right to defer interest on our Convertible Junior Debentures.

Our holding company has no other material sources of cash inflows other than investment income. Furthermore, our holding company contributed $200 million to its insurance operations in December 2011 to support these operations. Any further contributions would further decrease our holding company cash and investments.

In 2011, we repurchased for cash approximately $129 million in par value of our 5.375% Senior Notes due in November 2015. We recognized $27.7 million in gains on the repurchases, which is included in other revenue on the Consolidated Statements of Operations for the year ended December 31, 2011. We may from time to time continue to seek to acquire our debt obligations through cash purchases and/or exchanges for other securities. We may do this in open market purchases, privately negotiated acquisitions or other transactions. The amounts involved may be material.

*Risk-to-Capital*

We compute our risk-to-capital ratio on a separate company statutory basis, as well as for our combined insurance operations. The risk-to-capital ratio is our net risk in force divided by our policyholders' position. Our net risk in force includes both primary and pool risk in force, and excludes risk on policies that are currently in default and for which loss reserves have been established. The risk amount includes pools of loans or bulk deals with contractual aggregate loss limits and in some cases without these limits. Policyholders' position consists primarily of statutory policyholders' surplus (which increases as a result of statutory net income and decreases as a result of statutory net loss and dividends paid), plus the statutory contingency reserve. The statutory contingency reserve is reported as a liability on the statutory balance sheet. A mortgage insurance company is required to make annual contributions to the contingency reserve of approximately 50% of net earned premiums. These contributions must generally be maintained for a period of ten years. However, with regulatory approval a mortgage insurance company may make early withdrawals from the contingency reserve when incurred losses exceed 35% of net earned premium in a calendar year.

The premium deficiency reserve discussed under "Results of Consolidated Operations – Losses – Premium deficiency" above is not recorded as a liability on the statutory balance sheet and is not a component of statutory net income. The present value of expected future premiums and already established loss reserves and statutory contingency reserves, exceeds the present value of expected future losses and expenses on our total in force book, so no deficiency is recorded on a statutory basis. On a GAAP basis, contingency loss reserves are not established and thus not considered when calculating premium deficiency reserve and policies are grouped based on how they are acquired, serviced and measured.

MGIC's separate company risk-to-capital calculation appears in the table below.

| | December 31, 2011 | December 31, 2010 |
|---|---|---|
| | (In millions, except ratio) | |
| Risk in force - net (1) | $ 31,769 | $ 33,817 |
| Statutory policyholders' surplus | $ 1,569 | $ 1,709 |
| Statutory contingency reserve | - | - |
| Statutory policyholders' position | $ 1,569 | $ 1,709 |
| Risk-to-capital | 20.3:1 | 19.8:1 |

(1) Risk in force – net, as shown in the table above, is net of reinsurance and exposure on policies currently in default and for which loss reserves have been established.

Our combined insurance companies' risk-to-capital calculation appears in the table below.

| | December 31, 2011 | December 31, 2010 |
|---|---|---|
| | (In millions, except ratio) | |
| Risk in force - net (1) | $ 36,805 | $ 39,369 |
| Statutory policyholders' surplus | $ 1,657 | $ 1,692 |
| Statutory contingency reserve | 4 | 5 |
| Statutory policyholders' position | $ 1,661 | $ 1,697 |
| Risk-to-capital | 22.2:1 | 23.2:1 |

(1) Risk in force – net, as shown in the table above, is net of reinsurance and exposure on policies currently in default ($8.6 billion at December 31, 2011 and $11.0 billion at December 31, 2010) and for which loss reserves have been established.

Our risk-to-capital ratio will increase if the percentage decrease in capital exceeds the percentage decrease in insured risk. Therefore, as capital decreases, the same dollar decrease in capital will cause a greater percentage decrease in capital and a greater increase in the risk-to-capital ratio. We currently expect MGIC's risk-to-capital to exceed 25 to 1 in the second half of 2012.

For additional information regarding regulatory capital see "Overview-Capital" above as well as our risk factor titled "Regulatory capital requirements may prevent us from continuing to write new insurance on an uninterrupted basis" below.

*Financial Strength Ratings*

The financial strength of MGIC, our principal mortgage insurance subsidiary, is rated B1 by Moody's Investors Service with a negative outlook. Standard & Poor's Rating Services' insurer financial strength rating of MGIC is B with a negative outlook.

For further information about the importance of MGIC's ratings, see our risk factor titled "MGIC may not continue to meet the GSEs' mortgage insurer eligibility requirements" below.

**Contractual Obligations**

At December 31, 2011, the approximate future payments under our contractual obligations of the type described in the table below are as follows:

| Contractual Obligations (In millions): | Payments due by period | | | | |
|---|---|---|---|---|---|
| | Total | Less than 1 year | 1-3 years | 3-5 years | More than 5 years |
| Long-term debt obligations | $ 2,842 | $ 61 | $ 123 | $ 285 | $ 2,373 |
| Operating lease obligations | 9 | 4 | 4 | 1 | - |
| Tax obligations | 17 | 17 | - | - | - |
| Purchase obligations | 1 | 1 | - | - | - |
| Pension, SERP and other post-retirement benefit plans | 177 | 11 | 28 | 32 | 106 |
| Other long-term liabilities | 4,558 | 2,325 | 1,686 | 547 | - |
| Total | $ 7,604 | $ 2,419 | $ 1,841 | $ 865 | $ 2,479 |

Our long-term debt obligations at December 31, 2011 include, $171 million of 5.375% Senior Notes due in November 2015, $345 million of 5% Convertible Senior Notes due in 2017 and $389.5 million in convertible debentures due in 2063, including related interest, as discussed in Note 8 – "Debt" to our consolidated financial statements below and under "Liquidity and Capital Resources" above. Our operating lease obligations include operating leases on certain office space, data processing equipment and autos, as discussed in Note 19 – "Leases" to our consolidated financial statements. Tax obligations consist primarily of amounts related to our current dispute with the IRS, as discussed in Note 14 – "Income taxes" to our consolidated financial statements. Purchase obligations consist primarily of agreements to purchase data processing hardware or services made in the normal course of business. See Note 13 - "Benefit plans" to our consolidated financial statements for discussion of expected benefit payments under our benefit plans.

Our other long-term liabilities represent the loss reserves established to recognize the liability for losses and loss adjustment expenses related to defaults on insured mortgage loans. The timing of the future claim payments associated with the established loss reserves was determined primarily based on two key assumptions: the length of time it takes for a notice of default to develop into a received claim and the length of time it takes for a received claim to be ultimately paid. The future claim payment periods are estimated based on historical experience, and could emerge significantly different than this estimate. Due to the uncertainty regarding how certain factors, such as foreclosure moratoriums, servicing and court delays, failures by servicers to follow proper procedures in foreclosure proceedings, loan modifications, claims investigations and claim rescissions, will affect our future paid claims it has become even more difficult to estimate the amount and timing of future claim payments. Current conditions in the housing and mortgage industries make all of the assumptions discussed in this paragraph more volatile than they would otherwise be. See Note 9 – "Loss reserves" to our consolidated financial statements and "-Critical Accounting Policies" below. In accordance with GAAP for the mortgage insurance industry, we establish loss reserves only for loans in default. Because our reserving method does not take account of the impact of future losses that could occur from loans that are not delinquent, our obligation for ultimate losses that we expect to occur under our policies in force at any period end is not reflected in our financial statements or in the table above.

**Critical Accounting Policies**

We believe that the accounting policies described below involved significant judgments and estimates used in the preparation of our consolidated financial statements.

*Loss reserves and premium deficiency reserves*

Loss reserves

Reserves are established for reported insurance losses and loss adjustment expenses based on when notices of default on insured mortgage loans are received. A default is defined as an insured loan with a mortgage payment that is 45 days or more past due. Reserves are also established for estimated losses incurred on notices of default not yet reported. Even though the accounting standard, ASC 944, regarding accounting and reporting by insurance entities specifically excluded mortgage insurance from its guidance relating to loss reserves, we establish loss reserves using the general principles contained in the insurance standard. However, consistent with industry standards for mortgage insurers, we do not establish loss reserves for future claims on insured loans which are not currently in default.

We establish reserves using estimated claim rates and claim amounts in estimating the ultimate loss. The liability for reinsurance assumed is based on information provided by the ceding companies.

The incurred but not reported, or IBNR, reserves referred to above result from defaults occurring prior to the close of an accounting period, but which have not been reported to us. Consistent with reserves for reported defaults, IBNR reserves are established using estimated claim rates and claim amounts for the estimated number of defaults not reported. As of December 31, 2011 and 2010, we had IBNR reserves of $244 million and $335 million, respectively.

Reserves also provide for the estimated costs of settling claims, including legal and other expenses and general expenses of administering the claims settlement process.

The estimated claim rates and claim amounts represent what we believe reflect the best estimate of what will actually be paid on the loans in default as of the reserve date. If a policy is rescinded we do not expect that it will result in a claim payment and thus the rescission generally reduces the historical claim rate used in establishing reserves. In addition, if a loan cures its delinquency, including successful loan modifications that result in a cure being reported to us, the cure reduces the historical claim rate used in establishing reserves. Our methodology to determine the estimate of claim rates and claim amounts are based on our review of recent trends in the default inventory. To establish reserves we utilize a reserving model that continually incorporates historical data on the rate at which defaults resulted in a claim, or the claim rate. This historical data includes the effects of rescissions, which are included as cures within the model. The model also incorporates an estimate for the amount of the claim we will pay, or severity. The severity is estimated using the historical percentage of our claim paid compared to our loan exposure, as well as the risk in force of the loans currently in default. We review recent trends in the claim rate, severity, the change in the level of defaults by geography and the change in average loan exposure. As a result, the process to determine reserves does not include quantitative ranges of outcomes that are reasonably likely to occur.

The claim rates and claim amounts are likely to be affected by external events, including actual economic conditions such as changes in unemployment rate, interest rate or housing value. Our estimation process does not include a correlation between claim rates and claim amounts to projected economic conditions such as changes in unemployment rate, interest rate or housing value. Our experience is that analysis of that nature would not produce reliable results. The results would not be reliable as the change in one economic condition cannot be isolated to determine its sole effect on our ultimate paid losses as our ultimate paid losses are also influenced at the same time by other economic conditions. Additionally, the changes and interaction of these economic conditions are not likely homogeneous throughout the regions in which we conduct business. Each economic environment influences our ultimate paid losses differently, even if apparently similar in nature. Furthermore, changes in economic conditions may not necessarily be reflected in our loss development in the quarter or year in which the changes occur. Typically, actual claim results often lag changes in economic conditions by at least nine to twelve months.

In considering the potential sensitivity of the factors underlying our best estimate of loss reserves, it is possible that even a relatively small change in estimated claim rate or a relatively small percentage change in estimated claim amount could have a significant impact on reserves and, correspondingly, on results of operations. For example, a $1,000 change in the average severity reserve factor combined with a 1% change in the average claim rate reserve factor would change the reserve amount by approximately $190 million as of December 31, 2011. Historically, it has not been uncommon for us to experience variability in the development of the loss reserves through the end of the following year at this level or higher, as shown by the historical development of our loss reserves in the table below:

| | Losses incurred related to prior years (1) | Reserve at end of prior year |
|---|---|---|
| | (In thousands) | |
| 2011 | $ (99,328) | $ 5,884,171 |
| 2010 | (266,908) | 6,704,990 |
| 2009 | 466,765 | 4,775,552 |
| 2008 | 387,104 | 2,642,479 |
| 2007 | 518,950 | 1,125,715 |

(1) A positive number for a prior year indicates a deficiency of loss reserves, and a negative number for a prior year indicates a redundancy of loss reserves.

Estimation of losses is inherently judgmental. The conditions that affect the claim rate and claim severity include the current and future state of the economy, including unemployment and local housing markets. Current conditions in the housing and mortgage industries make these assumptions more volatile than they would otherwise be. The actual amount of the claim payments may be substantially different than our loss reserve estimates. Our estimates could be adversely affected by several factors, including a further deterioration of regional or national economic conditions, including unemployment, leading to a reduction in borrowers' income and thus their ability to make mortgage payments, and a further drop in housing values that could result in, among other things, greater losses on loans that have pool insurance, and may affect borrower willingness to continue to make mortgage payments when the value of the home is below the mortgage balance and mitigation from rescissions being materially less than assumed. Our estimates are also affected by any agreements we enter into regarding claim payments, such as the settlement agreements discussed below under "Losses incurred". Changes to our estimates could result in a material impact to our results of operations, even in a stable economic environment.

In addition, our loss reserving methodology incorporates the effects rescission activity is expected to have on the losses we will pay on our delinquent inventory. We do not utilize an explicit rescission rate in our reserving methodology, but rather our reserving methodology incorporates the effects rescission activity has had on our historical claim rate and claim severities. A variance between ultimate actual rescission rates and these estimates could materially affect our losses. The estimation of the impact of rescissions on incurred losses, as shown in the table below, must be considered together with the various other factors impacting incurred losses and not in isolation.

The table below represents our estimate of the impact rescissions have had on reducing our loss reserves, paid losses and losses incurred.

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| | | (In billions) | |
| Estimated rescission reduction - beginning reserve | $ 1.3 | $ 2.1 | $ 0.5 |
| Estimated rescission reduction - losses incurred | - | 0.2 | 2.5 |
| Rescission reduction - paid claims | 0.6 | 1.2 | 1.2 |
| Amounts that may have been applied to a deductible | - | (0.2) | (0.3) |
| Net rescission reduction - paid claims | 0.6 | 1.0 | 0.9 |
| Estimated rescission reduction - ending reserve | $ 0.7 | $ 1.3 | $ 2.1 |

The $2.5 billion estimated mitigation of incurred losses during 2009 represents both the claims not paid in the period due to rescissions, as well as an increasing default inventory and an increasing expected rescission rate for those loans in default. Even though rescissions mitigated our paid losses by a similar amount in 2010 as compared to 2009, the estimated mitigation of incurred losses declined to $0.2 billion for 2010. This decrease was caused by a decline in our default inventory in 2010, compared to an increase in 2009, as well as a modest decline in the expected rescission rate for loans in our default inventory during 2010, compared to a significantly increasing expected rescission rate during 2009 and a decrease in severity on expected rescissions.

The decrease in the estimated mitigation of incurred losses in 2011 compared to the same period in 2010 is due to a decline in the expected rescission rate for loans in our default inventory during 2011 compared to a modest decline in 2010.

At December 31, 2011, our loss reserves continued to be significantly impacted by expected rescission activity. We expect that the reduction of our loss reserves due to rescissions will continue to decline because our recent experience indicates new notices in our default inventory have a lower likelihood of being rescinded than those already in the inventory.

If the insured disputes our right to rescind coverage, the outcome of the dispute ultimately would be determined by legal proceedings. Legal proceedings disputing our right to rescind coverage may be brought up to three years after the lender has obtained title to the property (typically through a foreclosure) or the property was sold in a sale that we approved, whichever is applicable, although in a few jurisdictions there is a longer time to bring such an action. For the majority of our rescissions that are not subject to a settlement agreement, the period in which a dispute may be brought has not ended. We consider a rescission resolved for financial reporting purposes even though legal proceedings have been initiated and are ongoing. Although it is reasonably possible that, when the proceedings are completed, there will be a determination that we were not entitled to rescind in all cases, we are unable to make a reasonable estimate or range of estimates of the potential liability. Under ASC 450-20, an estimated loss from such proceedings is accrued for only if we determine that the loss is probable and can be reasonably estimated. Therefore, when establishing our loss reserves, we do not include additional loss reserves that would reflect an adverse outcome from ongoing legal proceedings, including those with Countrywide. For more information about these legal proceedings, see Note 20 – "Litigation and contingencies" to our consolidated financial statements.

In addition to the proceedings involving Countrywide, we are involved in legal proceedings with respect to rescissions that we do not consider to be collectively material in amount. Although it is reasonably possible that, when these discussions or proceedings are completed, there will be a conclusion or determination that we were not entitled to rescind in all cases, we are unable to make a reasonable estimate or range of estimates of the potential liability.

In 2010, we entered into a settlement agreement with a lender-customer regarding our rescission practices. In April 2011, Freddie Mac advised its servicers that they must obtain its prior approval for rescission settlements and Fannie Mae advised its servicers that they are prohibited from entering into such settlements. In addition, in April 2011, Fannie Mae notified us that we must obtain its prior approval to enter into certain settlements. We continue to discuss with other lender-customers their objections to material rescissions and have reached settlement terms with several of our significant lender-customers. Any definitive agreement with these customers would be subject to GSE approval. One GSE has approved one of our settlement agreements, but this agreement remains subject to the approval of the other GSE. We believe that it is probable (within the meaning of ASC 450-20) that this agreement will be approved by the other GSE. As a result, we considered the terms of the agreement when establishing our loss reserves at December 31, 2011. This agreement did not have a significant impact on our established loss reserves. Neither GSE has approved our other settlement agreements and the terms of these other agreements were not considered when establishing our loss reserves at December 31, 2011. There can be no assurances that both GSEs will approve any settlement agreements and the GSEs may approve some of our settlement agreements and reject others based on the specific terms of those agreements.

Information regarding the ever-to-date rescission rates by the quarter in which the claim was received appears in the table below. No information is presented for claims received in the most recent two quarters to allow sufficient time for a substantial percentage of the claims received in those two quarters to reach resolution.

**As of December 31, 2011**
**Ever to Date Rescission Rates on Primary Claims Received** (based on count)

| Quarter in Which the Claim was Received | ETD Rescission Rate (1) | ETD Claims Resolution Percentage (2) |
|---|---|---|
| Q1 2010 | 20.9% | 99.9% |
| Q2 2010 | 19.9% | 100.0% |
| Q3 2010 | 18.7% | 99.7% |
| Q4 2010 | 17.0% | 99.2% |
| Q1 2011 | 13.2% | 97.4% |
| Q2 2011 | 9.5% | 94.3% |

(1) This percentage is claims received, during the quarter shown, that have been rescinded as of our most recently completed quarter divided by the total claims received during the quarter shown. In certain cases we rescind coverage before a claim is received. Such rescissions, which have not been material, are not included in the statistics in this table.

(2) This percentage is claims received, during the quarter shown, that have been resolved as of our most recently completed quarter divided by the total claims received during the quarter shown. Claims resolved principally consist of claims paid plus claims for which we have informed the insured of our decision not to pay the claim. Although our decision to not pay a claim is made after we have given the insured an opportunity to dispute the facts underlying our decision to not pay the claim, these decisions are sometimes reversed after further discussion with the insured. The number of rescission reversals has been immaterial.

Note: In the second half of 2011, Countrywide materially increased the percentage of loans for which it is rebutting the assertions that we make prior to rescinding a loan. When we receive a rebuttal prior to a rescission, we do not rescind coverage until after we respond to the rebuttal. Therefore, in addition to our substantial pipeline of claims investigations, we have a substantial pipeline of pre-rescission rebuttals that, based on our historical experience with such rebuttals, we expect will eventually result in rescissions. We continue to expect that the percentage of claims that will be resolved through rescissions will continue to decline after resolution of the rebuttal pipeline.

We anticipate that the ever-to-date rescission rate on the more recent quarters will increase as the ever-to-date resolution percentage moves closer to 100%.

Our estimates could also be positively affected by government efforts to assist current borrowers in refinancing to new loans, assisting delinquent borrowers and lenders in reducing their mortgage payments, and forestalling foreclosures.

Loss reserves in the most recent years contain a greater degree of uncertainty, even though the estimates are based on the best available data.

Premium deficiency reserve

After our reserves are established, we perform premium deficiency calculations using best estimate assumptions as of the testing date. The calculation of premium deficiency reserves requires the use of significant judgments and estimates to determine the present value of future premium and present value of expected losses and expenses on our business. The present value of future premium relies on, among other things, assumptions about persistency and repayment patterns on underlying loans. The present value of expected losses and expenses depends on assumptions relating to severity of claims and claim rates on current defaults, and expected defaults in future periods. These assumptions also include an estimate of expected rescission activity. Assumptions used in calculating the deficiency reserves can be affected by volatility in the current housing and mortgage lending industries. To the extent premium patterns and actual loss experience differ from the assumptions used in calculating the premium deficiency reserves, the differences between the actual results and our estimate will affect future period earnings.

The establishment of premium deficiency reserves is subject to inherent uncertainty and requires judgment by management. The actual amount of claim payments and premium collections may vary significantly from the premium deficiency reserve estimates. Similar to our loss reserve estimates, our estimates for premium deficiency reserves could be adversely affected by several factors, including a deterioration of regional or economic conditions leading to a reduction in borrowers' income and thus their ability to make mortgage payments, and a drop in housing values that could expose us to greater losses. Changes to our estimates could result in material changes in our operations, even in a stable economic environment. Adjustments to premium deficiency reserves estimates are reflected in the financial statements in the years in which the adjustments are made.

As is the case with our loss reserves, as discussed above, the severity of claims and claim rates, as well as persistency for the premium deficiency calculation, are likely to be affected by external events, including actual economic conditions, as well as future rescission activity. However, our estimation process does not include a correlation between these economic conditions and our assumptions because it is our experience that an analysis of that nature would not produce reliable results. In considering the potential sensitivity of the factors underlying management's best estimate of premium deficiency reserves, it is possible that even a relatively small change in estimated claim rate or a relatively small percentage change in estimated claim amount could have a significant impact on the premium deficiency reserve and, correspondingly, on our results of operations. For example, a $1,000 change in the average severity combined with a 1% change in the average claim rate could change the Wall Street bulk premium deficiency reserve amount by approximately $69 million. Additionally, a 5% change in the persistency of the underlying loans could change the Wall Street bulk premium deficiency reserve amount by approximately $15 million. We do not anticipate changes in the discount rate will be significant enough as to result in material changes in the calculation.

*Revenue recognition*

When a policy term ends, the primary mortgage insurance written by us is renewable at the insured's option through continued payment of the premium in accordance with the schedule established at the inception of the policy term. We have no ability to reunderwrite or reprice these policies after issuance. Premiums written under policies having single and annual premium payments are initially deferred as unearned premium reserve and earned over the policy term. Premiums written on policies covering more than one year are amortized over the policy life in accordance with the expiration of risk which is the anticipated claim payment pattern based on historical experience. Premiums written on annual policies are earned on a monthly pro rata basis. Premiums written on monthly policies are earned as the monthly coverage is provided. When a policy is cancelled, all premium that is non-refundable is immediately earned. Any refundable premium is returned to the lender. Cancellations include rescissions and policies cancelled due to claim payment. When a policy is rescinded, all previously collected premium is returned to the lender and when a claim is paid we return any premium received since the date of default. The liability associated with our estimate of premium to be returned is accrued for separately and separate components of this liability are included in "Other liabilities" and "Premium deficiency reserves" on our consolidated balance sheet. Changes in these liabilities effect premiums written and earned and change in premium deficiency reserve, respectively. In periods prior to 2010, the liability associated with premium to be returned on claim payments was included in loss reserves and changes to this estimate affected losses incurred. This policy did not have a significant impact on premiums written and earned or losses incurred in periods prior to 2010. The actual return of premium for all periods affects premium written and earned. Policy cancellations also lower the persistency rate which is a variable used in calculating the rate of amortization of deferred policy acquisition costs discussed below.

Fee income of our non-insurance subsidiaries is earned and recognized as the services are provided and the customer is obligated to pay.

*Deferred insurance policy acquisition costs*

Costs associated with the acquisition of mortgage insurance policies, consisting of employee compensation and other policy issuance and underwriting expenses, are initially deferred and reported as deferred insurance policy acquisition costs. Deferred insurance policy acquisition costs arising from each book of business are charged against revenue in the same proportion that the underwriting profit for the period of the charge bears to the total underwriting profit over the life of the policies. The underwriting profit and the life of the policies are estimated and are reviewed quarterly and updated when necessary to reflect actual experience and any changes to key variables such as persistency or loss development.

Interest is accrued on the unamortized balance of deferred insurance policy acquisition costs.

Because our insurance premiums are earned over time, changes in persistency result in deferred insurance policy acquisition costs being amortized against revenue over a comparable period of time. At December 31, 2011, the persistency rate of our primary mortgage insurance was 82.9%, compared to 84.4% at December 31, 2010. This change did not significantly affect the amortization of deferred insurance policy acquisition costs for the period ended December 31, 2011. A 10% change in persistency would not have a material effect on the amortization of deferred insurance policy acquisition costs in the subsequent year.

If a premium deficiency exists, we reduce the related deferred insurance policy acquisition costs by the amount of the deficiency or to zero through a charge to current period earnings. If the deficiency is more than the deferred insurance policy acquisition costs balance, we then establish a premium deficiency reserve equal to the excess, by means of a charge to current period earnings.

*Fair Value Measurements*

We adopted fair value accounting guidance that became effective January 1, 2008. This guidance addresses aspects of the expanding application of fair-value accounting. The guidance defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements regarding fair-value measurements and provides companies with an option to report selected financial assets and liabilities at fair value with changes in fair value reported in earnings. The option to account for selected financial assets and liabilities at fair value is made on an instrument-by-instrument basis at the time of acquisition. For the years ended December 31, 2011, 2010 and 2009, we did not elect the fair value option for any financial instruments acquired for which the primary basis of accounting is not fair value.

In accordance with fair value guidance, we applied the following fair value hierarchy in order to measure fair value for assets and liabilities:

Level 1 – Quoted prices for identical instruments in active markets that we have the ability to access. Financial assets utilizing Level 1 inputs primarily include certain U.S. Treasury securities and obligations of U.S. government corporations and agencies and Australian government and semi government securities.

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and inputs, other than quoted prices, that are observable in the marketplace for the financial instrument. The observable inputs are used in valuation models to calculate the fair value of the financial instruments. Financial assets utilizing Level 2 inputs primarily include certain municipal and corporate bonds.

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or value drivers are unobservable. Level 3 inputs reflect our own assumptions about the assumptions a market participant would use in pricing an asset or liability. Financial assets utilizing Level 3 inputs include certain state and auction rate (backed by student loans) securities. Non-financial assets which utilize Level 3 inputs include real estate acquired through claim settlement.

To determine the fair value of securities available-for-sale in Level 1 and Level 2 of the fair value hierarchy, independent pricing sources have been utilized. One price is provided per security based on observable market data. To ensure securities are appropriately classified in the fair value hierarchy, we review the pricing techniques and methodologies of the independent pricing sources and believe that their policies adequately consider market activity, either based on specific transactions for the issue valued or based on modeling of securities with similar credit quality, duration, yield and structure that were recently traded. A variety of inputs are utilized including benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two sided markets, benchmark securities, bids, offers and reference data including market research publications. Inputs may be weighted differently for any security, and not all inputs are used for each security evaluation. Market indicators, industry and economic events are also considered. This information is evaluated using a multidimensional pricing model. Quality controls are performed throughout this process which includes reviewing tolerance reports, trading information and data changes, and directional moves compared to market moves. This model combines all inputs to arrive at a value assigned to each security. On a quarterly basis, we perform quality controls over values received from the pricing sources which include reviewing tolerance reports, trading information and data changes, and directional moves compared to market moves. We have not made any adjustments to the prices obtained from the independent pricing sources.

Assets and liabilities classified as Level 3 are as follows:

- Securities available-for-sale classified in Level 3 are not readily marketable and are valued using internally developed models based on the present value of expected cash flows. Our Level 3 securities primarily consist of auction rate securities as observable inputs or value drivers are unavailable due to events described in Note 6 – "Investments" to our consolidated financial statements. Due to limited market information, we utilized a discounted cash flow ("DCF") model to derive an estimate of fair value of these assets at December 31, 2011 and 2010. The assumptions used in preparing the DCF model included estimates with respect to the amount and timing of future interest and principal payments, the probability of full repayment of the principal considering the credit quality and guarantees in place, and the rate of return required by investors to own such securities given the current liquidity risk associated with them. The DCF model is based on the following key assumptions.

  - Nominal credit risk as substantially all of the underlying collateral of these securities is ultimately guaranteed by the United States Department of Education;
  - Liquidity by December 31, 2012 through December 31, 2014;
  - Continued receipt of contractual interest; and
  - Discount rates ranging from 2.30% to 4.30%, which include a spread for liquidity risk.

A 1.00% change in the discount rate would change the value of our ARS by approximately $3.8 million. A two year change to the years to liquidity assumption would change the value of our ARS by approximately $5.9 million.

- Real estate acquired through claim settlement is fair valued at the lower of our acquisition cost or a percentage of appraised value. The percentage applied to appraised value is based upon our historical sales experience adjusted for current trends.

*Investment Portfolio*

Our entire investment portfolio is classified as available-for-sale and is reported at fair value. The related unrealized gains or losses are, after considering the related tax expense or benefit, recognized as a component of accumulated other comprehensive income in shareholders' equity. Realized investment gains and losses are reported in income based upon specific identification of securities sold.

In April 2009, new accounting guidance regarding the recognition and presentation of other-than-temporary impairments was issued. The new guidance required us to separate an other-than-temporary impairment ("OTTI") of a debt security into two components when there are credit related losses associated with the impaired debt security for which we assert that we do not have the intent to sell the security, and it is more likely than not that we will not be required to sell the security before recovery of our cost basis. Under this guidance the amount of the OTTI related to a credit loss is recognized in earnings, and the amount of the OTTI related to other factors (such as changes in interest rates or market conditions) is recorded as a component of other comprehensive income (loss). If we determine it is more likely than not that we will have to sell a debt security prior to the anticipated recovery, the decline in fair value below amortized cost is recognized as an OTTI in earnings. In periods after recognition of an OTTI on debt securities, we account for such securities as if they had been purchased on the measurement date of the OTTI at an amortized cost basis equal to the previous amortized cost basis less the OTTI recognized in earnings. For debt securities for which OTTI were recognized in earnings, the difference between the new amortized cost basis and the cash flows expected to be collected will be accreted or amortized into net investment income. This guidance was effective beginning with the quarter ending June 30, 2009.

Each quarter we perform reviews of our investments in order to determine whether declines in fair value below amortized cost were considered other-than-temporary in accordance with applicable guidance. In evaluating whether a decline in fair value is other-than-temporary, we consider several factors including, but not limited to:

- our intent to sell the security or whether it is more likely than not that we will be required to sell the security before recovery;
- extent and duration of the decline;
- failure of the issuer to make scheduled interest or principal payments;
- change in rating below investment grade; and
- adverse conditions specifically related to the security, an industry, or a geographic area.

Under the current guidance a debt security impairment is deemed other than temporary if we either intend to sell the security, or it is more likely than not that we will be required to sell the security before recovery or we do not expect to collect cash flows sufficient to recover the amortized cost basis of the security. During 2011 we recognized OTTI losses in earnings of $0.7 million. During 2010 we recognized OTTI losses in earnings of $9.6 million. During 2009 we recognized OTTI losses in earnings of $40.9 million and an additional $1.8 million of OTTI losses in other comprehensive income.

**Forward Looking Statements and Risk Factors**

As used below, "we," "our" and "us" refer to MGIC Investment Corporation's consolidated operations or to MGIC Investment Corporation, as the context requires, and "MGIC" refers to Mortgage Guaranty Insurance Corporation.

Our actual results could be affected by the risk factors below. These risk factors are an integral part of this annual report. These risk factors may also cause actual results to differ materially from the results contemplated by forward looking statements that we may make. Forward looking statements consist of statements which relate to matters other than historical fact, including matters that inherently refer to future events. Among others, statements that include words such as "believe," "anticipate," "will" or "expect," or words of similar import, are forward looking statements. We are not undertaking any obligation to update any forward looking statements or other statements we may make even though these statements may be affected by events or circumstances occurring after the forward looking statements or other statements were made. No reader of this annual report should rely on these statements being current at any time other than the time at which our Annual Report on Form 10-K for the year ended December 31, 2011 was filed with the Securities and Exchange Commission.

***Regulatory capital requirements may prevent us from continuing to write new insurance on an uninterrupted basis.***

The insurance laws or regulations of 16 jurisdictions, including Wisconsin, our domiciliary state, require a mortgage insurer to maintain a minimum amount of statutory capital relative to the risk in force (or a similar measure) in order for the mortgage insurer to continue to write new business. We refer to these requirements as the "Capital Requirements." While formulations of minimum capital may vary in certain jurisdictions, the most common measure applied allows for a maximum permitted risk-to-capital ratio of 25 to 1. A risk-to-capital ratio will increase if the percentage decrease in capital exceeds the percentage decrease in insured risk. Therefore, as capital decreases, the same dollar decrease in capital will cause a greater percentage decrease in capital and a greater increase in the risk-to-capital ratio. Wisconsin does not regulate capital by using a risk-to-capital measure but instead requires us to maintain a minimum policyholder position ("MPP"). The "policyholder position" of a mortgage insurer is its net worth or surplus, contingency reserve and a portion of the reserves for unearned premiums.

In December 2011, our holding company, MGIC Investment Corporation, contributed $200 million to increase the statutory capital of MGIC. (As of December 31, 2011, there was $487 million of cash and investments at our holding company). At December 31, 2011, MGIC's risk-to-capital ratio was 20.3 to 1 and its policyholder position exceeded the MPP by $185 million. We currently expect MGIC's risk-to-capital to exceed 25 to 1 in the second half of 2012. At December 31, 2011, the risk-to-capital ratio of our combined insurance operations (which includes reinsurance affiliates) was 22.2 to 1. A higher risk-to-capital ratio on a combined basis may indicate that, in order for MGIC to continue to utilize reinsurance arrangements with its subsidiaries or subsidiaries of our holding company, additional capital contributions to the reinsurance affiliates could be needed. These reinsurance arrangements permit MGIC to write insurance with a higher coverage percentage than it could on its own under certain state-specific requirements.

The National Association of Insurance Commissioners ("NAIC") adopted Statement of Statutory Accounting Principles No. 101 ("SSAP No. 101") effective January 1, 2012. As MGIC approaches a risk-to-capital ratio of 25 to 1, under SSAP No. 101, the benefit to statutory capital allowed for deferred tax assets will be eliminated. Effectively, MGIC's risk-to-capital ratio, computed while excluding any deferred tax assets from the capital base, must be under 25 to 1 in order to include such deferred tax assets in the amount of available statutory capital. Any exclusion of these assets would negatively impact our statutory capital for purposes of calculating compliance with the Capital Requirements. At December 31,

2011, deferred tax assets of $142 million were included in MGIC's statutory capital. For more information about factors that could negatively impact our compliance with Capital Requirements, which depending on the severity of adverse outcomes could result in material non-compliance with Capital Requirements, see "— We are defendants in private and government litigation and are subject to the risk of additional private litigation, government litigation and regulatory proceedings in the future," "— We have reported net losses for the last five years, expect to continue to report annual net losses, and cannot assure you when we will return to profitability" and "— The settlement agreement we reached with the Internal Revenue Service, relating to significant proposed adjustments to our taxable income for 2000 through 2007, may not be finalized." As discussed below, in accordance with Accounting Standards Codification ("ASC") 450-20, we have not accrued an estimated loss in our financial statements to reflect possible adverse developments in litigation or other dispute resolution proceedings. An accrual, if one was required and depending on the amount, could result in material non-compliance with Capital Requirements.

Although we currently meet the Capital Requirements of the jurisdictions in which we write business, in December 2009, the Office of the Commissioner of Insurance of the State of Wisconsin ("OCI") issued an order waiving, until December 31, 2011, its Capital Requirements. On January 23, 2012, the OCI issued an order (the "New Order") waiving, until December 31, 2013, its Capital Requirements. In place of the Capital Requirements, the New Order provides, as did the prior order, that MGIC can write new business as long as it maintains regulatory capital that the OCI determines is reasonably in excess of a level that would constitute a financially hazardous condition. Pursuant to the New Order, MGIC contributed $200 million to MGIC Indemnity Corporation ("MIC"), a direct subsidiary of MGIC, in January 2012, as part of the plan discussed below to write new mortgage insurance in MIC in certain jurisdictions.

The New Order requires MGIC Investment Corporation, beginning January 1, 2012 and continuing through the earlier of December 31, 2013 and the termination of the New Order (the "Covered Period"), to make cash equity contributions to MGIC as may be necessary so that its "Liquid Assets" are at least $1 billion (this portion of the New Order is referred to as the "Keepwell Provision"). "Liquid Assets," which include those of MGIC as well as those held in certain of our subsidiaries, excluding MIC and its reinsurance affiliates, are the sum of (i) the aggregate cash and cash equivalents, (ii) fair market value of investments and (iii) assets held in trusts supporting the obligations of captive mortgage reinsurers to MGIC. As of December 31, 2011, "Liquid Assets" were approximately $6.4 billion. Although we do not expect that MGIC's Liquid Assets will fall below $1 billion during the Covered Period, we do expect the amount of Liquid Assets to continue to decline materially after December 31, 2011 and through the end of the Covered Period as MGIC's claim payments and other uses of cash continue to exceed cash generated from operations. For more information about factors that could negatively impact MGIC's Liquid Assets, see "— We are defendants in private and government litigation and are subject to the risk of additional private litigation, government litigation and regulatory proceedings in the future," "— We have reported net losses for the last five years, expect to continue to report annual net losses, and cannot assure you when we will return to profitability" and "— The settlement agreement we reached with the Internal Revenue Service, relating to significant proposed adjustments to our taxable income for 2000 through 2007, may not be finalized."

MGIC previously applied for waivers in all jurisdictions besides Wisconsin that have Capital Requirements and received waivers from some of them. Most of the waivers that MGIC received expired December 31, 2011. We expect to reapply for waivers in all other jurisdictions that have Capital Requirements, and whose laws allow waivers ("Waiver Jurisdictions"), before they are needed. Some jurisdictions denied our original request for a waiver and others may deny future requests. The OCI and insurance departments of other jurisdictions, in their sole discretion, may modify, terminate or extend their waivers. Any modification or extension of the Keepwell Provision requires our written consent. If the OCI or another insurance department modifies or terminates its waiver, or if it fails to grant a waiver or renew its waiver after expiration, depending on the circumstances, MGIC could be prevented from writing new business anywhere, in the case of the waiver from the OCI, or in the particular jurisdiction, in the case of the other waivers, if MGIC does not comply with the Capital Requirements unless MGIC obtained additional capital to enable it to comply with the Capital Requirements. New insurance written in the jurisdictions that have Capital Requirements represented approximately 50% of new insurance written in each of 2010 and 2011. If we were prevented from writing new business in all jurisdictions, our insurance operations in MGIC would be in run-off (meaning no new loans would be insured but loans previously insured would continue to be covered, with premiums continuing to be received and losses continuing to be paid on those loans) until MGIC either met the Capital Requirements or obtained a necessary waiver to allow it to once again write new business.

We cannot assure you that all Waiver Jurisdictions will grant a waiver of their Capital Requirements, the OCI or any other jurisdiction that has granted a waiver of its Capital Requirements will not modify or revoke the waiver, or will renew the waiver when it expires, or that MGIC could obtain the additional capital necessary to comply with the Capital Requirements. Depending on the circumstances, the amount of additional capital we might need could be substantial. See "— Your ownership in our company may be diluted by additional capital that we raise or if the holders of our outstanding convertible debt convert that debt into shares of our common stock."

We have implemented a plan to write new mortgage insurance in MIC in selected jurisdictions in order to address our expectation that in the future MGIC will not meet the Capital Requirements discussed above and may not be able to obtain appropriate waivers of these requirements in all jurisdictions in which Capital Requirements are present. As of December 31, 2011, MIC had statutory capital of $234 million (which does not include the $200 million contribution that was made in January 2012, in accordance with the New Order). MIC has received the necessary approvals, including from the OCI, to write business in all of the jurisdictions in which MGIC would be prohibited from continuing to write new business in the event of MGIC's failure to meet Capital Requirements and obtain waivers of those requirements. Depending on the level of losses that MGIC experiences in the future, however, it is possible that regulatory action by one or more jurisdictions, including those that do not have specific Capital Requirements, may prevent MGIC from continuing to write new insurance in some or all of the jurisdictions in which MIC is not eligible to insure loans purchased or guaranteed by Fannie Mae or Freddie Mac. If this were to occur, we would need to seek the GSEs' approval to allow MIC to write business in those jurisdictions. MIC has obtained the appropriate licenses to write business in all jurisdictions.

In October 2009, we, MGIC and MIC entered into an agreement with Fannie Mae under which MGIC agreed to contribute $200 million to MIC (which MGIC did in 2009) and Fannie Mae approved MIC as an eligible mortgage insurer through December 31, 2011. On January 23, 2012, we, MGIC and MIC, entered into a new agreement with Fannie Mae (the "Fannie Mae Extension") under which we agreed to contribute $200 million to increase the statutory capital of MGIC (our $200 million contribution in December 2011 met this requirement), MGIC agreed to contribute $200 million to MIC on or before January 31, 2012, which MGIC did, and Fannie Mae extended its approval of MIC as an eligible mortgage insurer through December 31, 2013. Under the Fannie Mae Extension, MIC will be eligible to write mortgage insurance only in those jurisdictions (other than Wisconsin) in which MGIC cannot write new insurance due to MGIC's failure to meet Capital Requirements and if MGIC fails to obtain relief from those requirements or a specific waiver of them. The Fannie Mae Extension, including certain conditions and restrictions to its continued effectiveness, is summarized more fully in, and included as an exhibit to, our Form 8-K filed with the Securities and Exchange Commission (the "SEC") on January 24, 2012. Such conditions include the continued effectiveness of the OCI's New Order and the continued applicability of the Keepwell Provisions in the New Order. As noted above, we cannot assure you that the OCI will not modify or revoke the New Order, or that it will renew it when it expires.

On February 11, 2010, Freddie Mac notified MGIC that it may utilize MIC to write new business in jurisdictions in which MGIC does not meet Capital Requirements and does not obtain appropriate waivers of those requirements. Freddie Mac's approval, scheduled to expire December 31, 2012, contained various conditions to MIC's eligibility, including that MIC could not be capitalized with more than the $200 million contribution made in 2009, without prior approval from Freddie Mac. On January 23, 2012, Freddie Mac agreed to modify its approval in order to allow the $200 million contribution from MGIC to MIC that is provided for in the New Order and the Fannie Mae Extension (the "Freddie Mac Approval").

Under the Freddie Mac Approval, MIC may write business only in those jurisdictions where MGIC does not meet the Capital Requirements and does not obtain appropriate waivers of those requirements. Freddie Mac anticipates that MGIC will obtain waivers of the minimum capital requirements of most jurisdictions that have such requirements. Therefore, as of the date of the Freddie Mac Approval, approval of MIC as an eligible mortgage insurer is only given for New York, Kansas, Kentucky, Idaho and Puerto Rico. The Freddie Mac Approval, including certain conditions and restrictions to its continued effectiveness, is summarized more fully in, and included as an exhibit to, our Form 8-K filed with the SEC on January 24, 2012. Such conditions include requirements that MGIC contribute $200 million to MIC on or before January 31, 2012, which MGIC did; MIC provide MGIC access to the capital of MIC in an amount necessary for MGIC to maintain sufficient liquidity to satisfy its obligations under insurance policies issued by MGIC; while MIC is writing new business under the Freddie Mac approval, MIC may not exceed a risk-to-capital ratio of 20:1; MGIC and MIC comply with all terms and conditions of the New Order and the New Order remain effective. As noted above, we cannot assure you that the OCI will not modify or revoke the New Order, or that it will renew it when it expires. As noted above, Freddie Mac has approved MIC as a Limited Insurer only through December 31, 2012 and Freddie Mac may modify the terms and conditions of its approval at any time without notice and may withdraw its approval of MIC as an eligible insurer at any time in its sole discretion. Unless Freddie Mac extends the term of its approval of MIC, whether MIC will continue as an eligible mortgage insurer after December 31, 2012 will be determined by Freddie Mac's mortgage insurer eligibility requirements then in effect. For more information, see "— MGIC may not continue to meet the GSEs' mortgage insurer eligibility requirements."

In 2011, one of our competitors, Republic Mortgage Insurance Company ("RMIC"), ceased writing new insurance commitments after the waiver of Capital Requirements that it received from its domiciliary state expired. In early 2012, RMIC was placed under the supervision of the insurance department of its domiciliary state and that insurance department issued a partial claim payment plan, under which RMIC's claim payments will be made at 50% for an initial period not to exceed one year, with the remaining amount deferred. In 2011, another competitor, PMI Mortgage Insurance Co. ("PMI") and the subsidiary it established to write new business if PMI was no longer able to do so, ceased issuing new mortgage insurance commitments when PMI was placed under the supervision of the insurance department of its domiciliary state. Later that year, the insurance department took possession and control of PMI and issued a partial claim payment plan, under which PMI's claim payments will be made at 50%, with the remaining amount deferred. (PMI's parent company subsequently filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code.)

A failure to meet the Capital Requirements to insure new business does not necessarily mean that MGIC does not have sufficient resources to pay claims on its insurance liabilities. While we believe that MGIC has sufficient claims paying resources to meet its claim obligations on its insurance in force, even in scenarios in which it fails to meet Capital Requirements, we cannot assure you that the events that led to MGIC failing to meet Capital Requirements would not also result in it not having sufficient claims paying resources. Furthermore, our estimates of MGIC's claims paying resources and claim obligations are based on various assumptions. These assumptions include our anticipated rescission activity; the timing of the receipt of claims on loans in our delinquency inventory and future claims that we anticipate will ultimately be received; future housing values and future unemployment rates. These assumptions are subject to inherent uncertainty and require judgment by management. Current conditions in the domestic economy make the assumptions about when anticipated claims will be received, housing values and unemployment rates highly volatile in the sense that there is a wide range of reasonably possible outcomes. Our anticipated rescission activity is also subject to inherent uncertainty due to the difficulty of predicting the amount of claims that will be rescinded and the outcome of any legal proceedings related to rescissions that we make, including those with Countrywide. (For more information about the Countrywide legal proceedings, see "— We are defendants in private and government litigation and are subject to the risk of additional private litigation, government litigation and regulatory proceedings in the future.")

***The amount of insurance we write could be adversely affected if the definition of Qualified Residential Mortgage results in a reduction of the number of low down payment loans available to be insured or if lenders and investors select alternatives to private mortgage insurance.***

The financial reform legislation that was passed in July 2010 (the "Dodd-Frank Act" or "Dodd-Frank") requires a securitizer to retain at least 5% of the risk associated with mortgage loans that are securitized, and in some cases the retained risk may be allocated between the securitizer and the lender that originated the loan. This risk retention requirement does not apply to mortgage loans that are Qualified Residential Mortgages ("QRMs") or that are insured by the FHA or another federal agency. In March 2011, federal regulators issued the proposed risk retention rule that includes a definition of QRM. The proposed definition of QRM contains many underwriting requirements, including a maximum loan-to-value ratio ("LTV") of 80% on a home purchase transaction, a prohibition on seller contributions toward a borrower's down payment or closing costs, and certain limits on a borrower's debt-to-income ratio. The LTV is to be calculated without including mortgage insurance. The following table shows the percentage of our new risk written by LTV for 2011 and 2010.

| | Percentage of new risk written | |
|---|---|---|
| | 2011 | 2010 |
| LTV: | | |
| 80% and under | 0% | 0% |
| 80.1% - 85% | 6% | 7% |
| 85.1% - 90% | 41% | 48% |
| 90.1% - 95% | 50% | 44% |
| 95.1% - 97% | 3% | 1% |
| > 97% | 0% | 0% |

The regulators requested public comments regarding an alternative QRM definition, the underwriting requirements of which would allow loans with a maximum LTV of 90%, higher debt-to-income ratios than allowed under the proposed QRM definition, and that may consider mortgage insurance in determining whether the LTV requirement is met. We estimate that approximately 22% of our new risk written in 2011 was on loans that would have met the alternative QRM definition.

The regulators also requested that the public comments include information that may be used to assess whether mortgage insurance reduces the risk of default. We submitted a comment letter, including studies to the effect that mortgage insurance reduces the risk of default.

The public comment period for the proposed rule expired on August 1, 2011. At this time we do not know when a final rule will be issued. Under the proposed rule, because of the capital support provided by the U.S. Government, the GSEs satisfy the Dodd-Frank risk-retention requirements while they are in conservatorship. Therefore, lenders that originate loans that are sold to the GSEs while they are in conservatorship will not be required to retain risk associated with those loans.

Depending on, among other things, (a) the final definition of QRM and its requirements for LTV, seller contribution and debt-to-income ratio, (b) to what extent, if any, the presence of mortgage insurance would allow for a higher LTV in the definition of QRM, and (c) whether lenders choose mortgage insurance for non-QRM loans, the amount of new insurance that we write may be materially adversely affected. See also "— If the volume of low down payment home mortgage originations declines, the amount of insurance that we write could decline, which would reduce our revenues."

Alternatives to private mortgage insurance include:

- lenders using government mortgage insurance programs, including those of the Federal Housing Administration, or FHA, and the Veterans Administration,
- lenders and other investors holding mortgages in portfolio and self-insuring,
- investors using credit enhancements other than private mortgage insurance, using other credit enhancements in conjunction with reduced levels of private mortgage insurance coverage, or accepting credit risk without credit enhancement, and
- lenders originating mortgages using piggyback structures to avoid private mortgage insurance, such as a first mortgage with an 80% loan-to-value ratio and a second mortgage with a 10%, 15% or 20% loan-to-value ratio (referred to as 80-10-10, 80-15-5 or 80-20 loans, respectively) rather than a first mortgage with a 90%, 95% or 100% loan-to-value ratio that has private mortgage insurance.

The FHA substantially increased its market share beginning in 2008. We believe that the FHA's market share increased, in part, because private mortgage insurers tightened their underwriting guidelines (which led to increased utilization of the FHA's programs) and because of increases in the amount of loan level delivery fees that the GSEs assess on loans (which result in higher costs to borrowers). In addition, federal legislation and programs provided the FHA with greater flexibility in establishing new products and increased the FHA's competitive position against private mortgage insurers. However, the FHA's current premium pricing, when compared to our current credit-tiered premium pricing (and considering the effects of GSE pricing changes), may allow us to be more competitive with the FHA than in the recent past for loans with high FICO credit scores. We cannot predict, however, the FHA's share of new insurance written in the future due to, among other factors, different loan eligibility terms between the FHA and the GSEs; potential increases in guarantee fees charged by the GSEs, including those that are scheduled to occur in April 2012; changes to the FHA's annual premiums that are expected to be phased in over the next two years; and the total profitability that may be realized by mortgage lenders from securitizing loans through Ginnie Mae when compared to securitizing loans through Fannie Mae or Freddie Mac.

***Changes in the business practices of the GSEs, federal legislation that changes their charters or a restructuring of the GSEs could reduce our revenues or increase our losses.***

The majority of our insurance written is for loans sold to Fannie Mae and Freddie Mac. The business practices of the GSEs affect the entire relationship between them, lenders and mortgage insurers and include:

- the level of private mortgage insurance coverage, subject to the limitations of the GSEs' charters (which may be changed by federal legislation), when private mortgage insurance is used as the required credit enhancement on low down payment mortgages,
- the amount of loan level delivery fees (which result in higher costs to borrowers) that the GSEs assess on loans that require mortgage insurance,

- whether the GSEs influence the mortgage lender's selection of the mortgage insurer providing coverage and, if so, any transactions that are related to that selection,
- the underwriting standards that determine what loans are eligible for purchase by the GSEs, which can affect the quality of the risk insured by the mortgage insurer and the availability of mortgage loans,
- the terms on which mortgage insurance coverage can be canceled before reaching the cancellation thresholds established by law,
- the programs established by the GSEs intended to avoid or mitigate loss on insured mortgages and the circumstances in which mortgage servicers must implement such programs,
- the terms that the GSEs require to be included in mortgage insurance policies for loans that they purchase, and
- the extent to which the GSEs intervene in mortgage insurers' rescission practices or rescission settlement practices with lenders. For additional information, see "— Our losses could increase if rescission rates decrease faster than we are projecting or we do not prevail in proceedings challenging whether our rescissions were proper."

In September 2008, the Federal Housing Finance Agency ("FHFA") was appointed as the conservator of the GSEs. As their conservator, FHFA controls and directs the operations of the GSEs. The appointment of FHFA as conservator, the increasing role that the federal government has assumed in the residential mortgage market, our industry's inability, due to capital constraints, to write sufficient business to meet the needs of the GSEs or other factors may increase the likelihood that the business practices of the GSEs change in ways that may have a material adverse effect on us. In addition, these factors may increase the likelihood that the charters of the GSEs are changed by new federal legislation. The Dodd-Frank Act required the U.S. Department of the Treasury to report its recommendations regarding options for ending the conservatorship of the GSEs. This report was released on February 11, 2011 and while it does not provide any definitive timeline for GSE reform, it does recommend using a combination of federal housing policy changes to wind down the GSEs, shrink the government's footprint in housing finance, and help bring private capital back to the mortgage market. Members of the House of Representatives and the Senate have since introduced several bills intended to scale back the GSEs. As a result of the matters referred to above, it is uncertain what role the GSEs, FHA and private capital, including private mortgage insurance, will play in the domestic residential housing finance system in the future or the impact of any such changes on our business. In addition, the timing of the impact on our business is uncertain. Any changes would require Congressional action to implement and it is difficult to estimate when Congressional action would be final and how long any associated phase-in period may last.

The GSEs have different loan purchase programs that allow different levels of mortgage insurance coverage. Under the "charter coverage" program, on certain loans lenders may choose a mortgage insurance coverage percentage that is less than the GSEs' "standard coverage" and only the minimum required by the GSEs' charters, with the GSEs paying a lower price for such loans. In 2011, nearly all of our volume was on loans with GSE standard coverage. We charge higher premium rates for higher coverage percentages. To the extent lenders selling loans to GSEs in the future choose charter coverage for loans that we insure, our revenues would be reduced and we could experience other adverse effects.

***MGIC may not continue to meet the GSEs' mortgage insurer eligibility requirements.***

The majority of our insurance written is for loans sold to Fannie Mae and Freddie Mac, each of which has mortgage insurer eligibility requirements to maintain the highest level of eligibility, including a financial strength rating of Aa3/AA-. Because MGIC does not meet such financial strength rating requirements of Fannie Mae and Freddie Mac (its financial strength rating from Moody's is B1, with a negative outlook, and from Standard & Poor's is B, with a negative outlook), MGIC is currently operating with each GSE as an eligible insurer under a remediation plan. We believe that the GSEs view remediation plans as a continuing process of interaction with a mortgage insurer and MGIC will continue to operate under a remediation plan for the foreseeable future. There can be no assurance that MGIC will be able to continue to operate as an eligible mortgage insurer under a remediation plan. In particular, the GSEs are currently in discussions with mortgage insurers regarding their standard mortgage insurer eligibility requirements and may make changes to them in the near future that may make them more stringent than the current requirements. The GSEs may include the eligibility requirements, as finally adopted, as part of our current remediation plan. If MGIC ceases to be eligible to insure loans purchased by one or both of the GSEs, it would significantly reduce the volume of our new business writings.

***We have reported net losses for the last five years, expect to continue to report annual net losses, and cannot assure you when we will return to profitability.***

For the years ended December 31, 2011, 2010, 2009, 2008 and 2007, we had a net loss of $0.5 billion, $0.4 billion, $1.3 billion, $0.5 billion and $1.7 billion, respectively. We currently expect to continue to report annual net losses, the size of which will depend primarily on the amount of our incurred and paid losses from our existing business, which could increase due to developments in ongoing legal proceedings related to rescissions and the disagreement with Freddie Mac regarding the interpretation of a pool policy (see "— We are defendants in private and government litigation and are subject to the risk of additional private litigation, government litigation and regulatory proceedings in the future"), and to a lesser extent on the amount and profitability of our new business. Our incurred and paid losses are dependent on factors that make prediction of their amounts difficult and any forecasts are subject to significant volatility. Although we currently expect to return to profitability on an annual basis, we cannot assure you when, or if, this will occur. Conditions that could delay our return to profitability include low housing values, high unemployment rates, low cure rates, changes to our current rescission practices and unfavorable resolution of ongoing legal proceedings. In this regard, see "— Our losses could increase if rescission rates decrease faster than we are projecting or we do not prevail in proceedings challenging whether our rescissions were proper" and "— We are defendants in private and government litigation and are subject to the risk of additional private litigation, government litigation and regulatory proceedings in the future." The net losses we have experienced have eroded, and any future net losses will erode, our shareholders' equity and could result in equity being negative.

***Our losses could increase if rescission rates decrease faster than we are projecting or we do not prevail in proceedings challenging whether our rescissions were proper.***

Historically, rescissions of policies for which claims have been submitted to us were not a material portion of our claims resolved during a year. However, beginning in 2008, our rescissions of policies have materially mitigated our paid losses. In each of 2009 and 2010, rescissions mitigated our paid losses by approximately $1.2 billion and in 2011, rescissions mitigated our paid losses by approximately $0.6 billion (in each case, the figure includes amounts that would have either resulted in a claim payment or been charged to a deductible under a bulk or pool policy, and may have been charged to a captive reinsurer). In recent quarters, 17% to 20% of claims received in a quarter have been resolved by rescissions, down from the peak of approximately 28% in the first half of 2009. In the second half of 2011, Countrywide materially increased the percentage of loans for which it is rebutting the assertions that we make prior to rescinding a loan. When we receive a rebuttal prior to a rescission, we do not rescind coverage until after we respond to the rebuttal. Therefore, in addition to our substantial pipeline of claims investigations, we have a substantial pipeline of pre-rescission rebuttals that, based on our historical experience with such rebuttals, we expect will eventually result in rescissions. We continue to expect that the percentage of claims that will be resolved through rescissions will continue to decline after resolution of the rebuttal pipeline. See the table labeled "Ever-To-Date Rescission Rates on Primary Claims Received" under "Management's Discussion and Analysis of Financial Condition and Results of Operations-Losses-Losses incurred."

Our loss reserving methodology incorporates the effects we expect rescission activity to have on the losses we expect to pay on our delinquent inventory. A variance between ultimate actual rescission rates and these estimates, as a result of the outcome of claims investigations, litigation, settlements or other factors, could materially affect our losses. See "—Because loss reserve estimates are subject to uncertainties and are based on assumptions that are currently very volatile, paid claims may be substantially different than our loss reserves." We estimate rescissions mitigated our incurred losses by approximately $2.5 billion in 2009 and $0.2 billion in 2010. In 2011, we estimate that rescissions had no significant impact on our losses incurred. All of these figures include the benefit of claims not paid in the period as well as the impact of changes in our estimated expected rescission activity on our loss reserves in the period. At December 31, 2011, we had 175,639 loans in our primary delinquency inventory; a significant portion of these loans will cure their delinquency or be rescinded and will not involve paid claims.

If the insured disputes our right to rescind coverage, the outcome of the dispute ultimately would be determined by legal proceedings. Legal proceedings disputing our right to rescind coverage may be brought up to three years after the lender has obtained title to the property (typically through a foreclosure) or the property was sold in a sale that we approved, whichever is applicable, although in a few jurisdictions there is a longer time to bring such an action. For the majority of our rescissions that are not subject to a settlement agreement, the period in which a dispute may be brought has not ended. We consider a rescission resolved for financial reporting purposes even though legal proceedings have been initiated and are ongoing. Although it is reasonably possible that, when the proceedings are completed, there will be a determination that we were not entitled to rescind in all cases, we are unable to make a reasonable estimate or range of estimates of the potential liability. Under ASC 450-20, an estimated loss from such proceedings is accrued for only if we determine that the loss is probable and can be reasonably estimated. Therefore, when establishing our loss reserves, we do not include additional loss reserves that would reflect an adverse outcome from ongoing legal proceedings, including those with Countrywide. For more information about these legal proceedings, see "— We are defendants in private and government litigation and are subject to the risk of additional private litigation, government litigation and regulatory proceedings in the future."

In addition to the proceedings involving Countrywide, we are involved in legal proceedings with respect to rescissions that we do not consider to be collectively material in amount. Although it is reasonably possible that, when these discussions or proceedings are completed, there will be a conclusion or determination that we were not entitled to rescind in all cases, we are unable to make a reasonable estimate or range of estimates of the potential liability.

In 2010, we entered into a settlement agreement with a lender-customer regarding our rescission practices. In April 2011, Freddie Mac advised its servicers that they must obtain its prior approval for rescission settlements and Fannie Mae advised its servicers that they are prohibited from entering into such settlements. In addition, in April 2011, Fannie Mae notified us that we must obtain its prior approval to enter into certain settlements. We continue to discuss with other lender-customers their objections to material rescissions and have reached settlement terms with several of our significant lender-customers. Any definitive agreement with these customers would be subject to GSE approval. One GSE has approved one of our settlement agreements, but this agreement remains subject to the approval of the other GSE. We believe that it is probable (within the meaning of ASC 450-20) that this agreement will be approved by the other GSE. As a result, we considered the terms of the agreement when establishing our loss reserves at December 31, 2011. This agreement did not have a significant impact on our established loss reserves. Neither GSE has approved our other settlement agreements and the terms of these other agreements were not considered when establishing our loss reserves at December 31, 2011. There can be no assurances that both GSEs will approve any settlement agreements and the GSEs may approve some of our settlement agreements and reject others based on the specific terms of those agreements.

***We are defendants in private and government litigation and are subject to the risk of additional private litigation, government litigation and regulatory proceedings in the future.***

Consumers are bringing a growing number of lawsuits against home mortgage lenders and settlement service providers. Mortgage insurers, including MGIC, have been involved in litigation alleging violations of the anti-referral fee provisions of the Real Estate Settlement Procedures Act, which is commonly known as RESPA, and the notice provisions of the Fair Credit Reporting Act, which is commonly known as FCRA. MGIC's settlement of class action litigation against it under RESPA became final in October 2003. MGIC settled the named plaintiffs' claims in litigation against it under FCRA in December 2004, following denial of class certification in June 2004. Since December 2006, class action litigation has been brought against a number of large lenders alleging that their captive mortgage reinsurance arrangements violated RESPA. On December 11, 2011, seven mortgage insurers (including MGIC) and a large mortgage lender (which was the named plaintiffs' lender) were named as defendants in a complaint, alleged to be a class action, filed in U.S. District Court for the Central District of California. On December 30, 2011, a similar complaint was filed in the U.S. District Court for the Eastern District of Pennsylvania by different plaintiffs against the same seven mortgage insurers and another large lender. The complaints in both cases alleged various causes of action related to the captive mortgage reinsurance arrangements of these two mortgage lenders, including that the defendants violated RESPA by paying excessive premiums to the lenders' captive reinsurer in relation to the risk assumed by that captive. The named plaintiffs' loans were not insured by MGIC. MGIC denies any wrongdoing and intends to vigorously defend itself against the allegations in the lawsuits. There can be no assurance that we will not be subject to further litigation under RESPA (or FCRA) or that the outcome of any such litigation, including the lawsuits mentioned above, would not have a material adverse effect on us.

In June 2005, in response to a letter from the New York Insurance Department (now known as the New York Department of Financial Services), we provided information regarding captive mortgage reinsurance arrangements and other types of arrangements in which lenders receive compensation. In February 2006, the New York Insurance Department requested MGIC to review its premium rates in New York and to file adjusted rates based on recent years' experience or to explain why such experience would not alter rates. In March 2006, MGIC advised the New York Insurance Department that it believes its premium rates are reasonable and that, given the nature of mortgage insurance risk, premium rates should not be determined only by the experience of recent years. In February 2006, in response to an administrative subpoena from the Minnesota Department of Commerce (the "MN Department"), which regulates insurance, we provided the MN Department with information about captive mortgage reinsurance and certain other matters. We subsequently provided additional information to the MN Department, and beginning in March 2008, the MN Department has sought additional information as well as answers to questions regarding captive mortgage reinsurance on several occasions, including as recently as May 2011.

In addition, beginning in June 2008, and as recently as December 2011, we received various subpoenas from the U.S. Department of Housing and Urban Development ("HUD"), seeking information about captive mortgage reinsurance similar to that requested by the MN Department, but not limited in scope to the state of Minnesota. In January 2012, we received correspondence from the Consumer Financial Protection Bureau ("CFPB") indicating that the CFPB had opened an investigation into captive mortgage reinsurance premium ceding practices by private mortgage insurers. In that correspondence, the CFPB also requested certain information regarding captive mortgage reinsurance transactions in which we participated. Other insurance departments or other officials, including attorneys general, may also seek information about or investigate captive mortgage reinsurance.

Various regulators, including the CFPB, state insurance commissioners and state attorneys general may bring actions seeking various forms of relief, including civil penalties and injunctions against violations of RESPA. The insurance law provisions of many states prohibit paying for the referral of insurance business and provide various mechanisms to enforce this prohibition. While we believe our captive reinsurance arrangements are in conformity with applicable laws and regulations, it is not possible to predict the eventual scope, duration or outcome of any such reviews or investigations nor is it possible to predict their effect on us or the mortgage insurance industry.

We are subject to comprehensive, detailed regulation by state insurance departments. These regulations are principally designed for the protection of our insured policyholders, rather than for the benefit of investors. Although their scope varies, state insurance laws generally grant broad supervisory powers to agencies or officials to examine insurance companies and enforce rules or exercise discretion affecting almost every significant aspect of the insurance business. Given the recent significant losses incurred by many insurers in the mortgage and financial guaranty industries, our insurance subsidiaries have been subject to heightened scrutiny by insurance regulators. State insurance regulatory authorities could take actions, including changes in capital requirements or termination of waivers of capital requirements, that could have a material adverse effect on us. In addition, we are uncertain whether the CFPB, established by the Dodd-Frank Act to regulate the offering and provision of consumer financial products or services under federal law, will issue any rules or regulations that affect our business apart from any action it may take as a result of its investigation of captive mortgage reinsurance. Such rules and regulations could have a material adverse effect on us.

In September 2010, a housing discrimination complaint was filed against MGIC with HUD alleging that MGIC violated the Fair Housing Act and discriminated against the complainant on the basis of her sex and familial status when MGIC underwrote her loan for mortgage insurance. In May 2011, HUD commenced an administrative action against MGIC and two of its employees, seeking, among other relief, aggregate fines of $48,000. The HUD complainant elected to have charges in the administrative action proceed in federal court and in July 2011, the U.S. Department of Justice ("DOJ") filed a civil complaint in the U.S. District Court for the Western District of Pennsylvania against MGIC and these employees on behalf of the complainant. The complaint seeks redress for the alleged housing discrimination, including compensatory and punitive damages for the alleged victims and a civil penalty payable to the United States. MGIC denies that any unlawful discrimination occurred and disputes many of the allegations in the complaint.

In October 2010, a separate purported class action lawsuit was filed against MGIC by the HUD complainant in the same District Court in which the DOJ action is pending alleging that MGIC discriminated against her on the basis of her sex and familial status when MGIC underwrote her loan for mortgage insurance. In May 2011, the District Court granted MGIC's motion to dismiss with respect to all claims except certain Fair Housing Act claims.

MGIC intends to vigorously defend itself against the allegations in both the class action lawsuit and the DOJ lawsuit. Based on the facts known at this time, we do not foresee the ultimate resolution of these legal proceedings having a material adverse effect on us.

Five previously-filed purported class action complaints filed against us and several of our executive officers were consolidated in March 2009 in the United States District Court for the Eastern District of Wisconsin and Fulton County Employees' Retirement System was appointed as the lead plaintiff. The lead plaintiff filed a Consolidated Class Action Complaint (the "Complaint") in June 2009. Due in part to its length and structure, it is difficult to summarize briefly the allegations in the Complaint but it appears the allegations are that we and our officers named in the Complaint violated the federal securities laws by misrepresenting or failing to disclose material information about (i) loss development in our insurance in force, and (ii) C-BASS (a former minority-owned, unconsolidated, joint venture investment), including its liquidity. The Complaint also named two officers of C-BASS with respect to the Complaints' allegations regarding C-BASS. Our motion to dismiss the Complaint was granted in February 2010. In March 2010, plaintiffs filed a motion for leave to file an amended complaint. Attached to this motion was a proposed Amended Complaint (the "Amended Complaint"). The Amended Complaint alleged that we and two of our officers named in the Amended Complaint violated the federal securities laws by misrepresenting or failing to disclose material information about C-BASS, including its liquidity, and by failing to properly account for our investment in C-BASS. The Amended Complaint also named two officers of C-BASS with respect to the Amended Complaint's allegations regarding C-BASS. The purported class period covered by the Amended Complaint began on February 6, 2007 and ended on August 13, 2007. The Amended Complaint sought damages based on purchases of our stock during this time period at prices that were allegedly inflated as a result of the purported violations of federal securities laws. In December 2010, the plaintiffs' motion to file an amended complaint was denied and the Complaint was dismissed with prejudice. In January 2011, the plaintiffs appealed the February 2010 and December 2010 decisions to the United States Court of Appeals for the Seventh Circuit; during oral argument before the Appeals Court regarding the case on January 12, 2012, the plaintiffs confirmed the appeal was limited to issues regarding C-BASS. In June 2011, the plaintiffs filed a motion with the District Court for relief from that court's judgment of dismissal on the ground of newly discovered evidence consisting of transcripts the plaintiffs obtained of testimony taken by the Securities and Exchange Commission in its now-terminated investigation regarding C-BASS. We are opposing this motion and the matter is awaiting decision by the District Court. We are unable to predict the outcome of these consolidated cases or estimate our associated expenses or possible losses. Other lawsuits alleging violations of the securities laws could be brought against us.

We understand several law firms have, among other things, issued press releases to the effect that they are investigating us, including whether the fiduciaries of our 401(k) plan breached their fiduciary duties regarding the plan's investment in or holding of our common stock or whether we breached other legal or fiduciary obligations to our shareholders. We intend to defend vigorously any proceedings that may result from these investigations.

With limited exceptions, our bylaws provide that our officers and 401(k) plan fiduciaries are entitled to indemnification from us for claims against them.

In December 2009, Countrywide filed a complaint for declaratory relief in the Superior Court of the State of California in San Francisco against MGIC. This complaint alleges that MGIC has denied, and continues to deny, valid mortgage insurance claims submitted by Countrywide and says it seeks declaratory relief regarding the proper interpretation of the insurance policies at issue. In October 2011, the United States District Court for the Northern District of California, to which the case had been removed, entered an order staying the litigation in favor of the arbitration proceeding we commenced against Countrywide in February 2010.

In the arbitration proceeding, we are seeking a determination that MGIC is entitled to rescind coverage on the loans involved in the proceeding. From January 1, 2008 through December 31, 2011, rescissions of Countrywide-related loans mitigated our paid losses on the order of $435 million. This amount is the amount we estimate we would have paid had the loans not been rescinded. On a per loan basis, the average amount that we would have paid had the loans not been rescinded was approximately $72,100. Various materials exchanged by MGIC and Countrywide bring into the dispute loans we did not previously consider to be Countrywide-related and loans on which MGIC rescinded coverage subsequent to those specified at the time MGIC began the proceeding (including loans insured through the bulk channel), and set forth Countrywide's contention that, in addition to the claim amounts under policies it alleges MGIC has improperly rescinded, Countrywide is entitled to other damages of almost $700 million as well as exemplary damages. Countrywide and MGIC have each selected 12 loans for which a three-member arbitration panel will determine coverage. While the panel's determination will not be binding on the other loans at issue, the panel will identify the issues for these 24 "bellwether" loans and strive to set forth findings of fact and conclusions of law in such a way as to aid the parties to apply them to the other loans at issue. The hearing before the panel on the bellwether loans was scheduled to begin in September 2012, but we and Countrywide have agreed that the parties will take steps to delay the hearing at least 60 days.

We intend to defend MGIC against any further proceedings arising from Countrywide's complaint and to advocate MGIC's position in the arbitration, vigorously. Although it is reasonably possible that, when the proceedings are completed, there will be a determination that we were not entitled to rescind in all cases, we are unable to make a reasonable estimate or range of estimates of the potential liability. Under ASC 450-20, an estimated loss is accrued for only if we determine that the loss is probable and can be reasonably estimated. Therefore, we have not accrued any reserves that would reflect an adverse outcome in this proceeding. An accrual for an adverse outcome in this (or any other) proceeding would be a reduction to our capital. In this regard, see "— Regulatory capital requirements may prevent us from continuing to write new insurance on an uninterrupted basis."

At December 31, 2011, 38,127 loans in our primary delinquency inventory were Countrywide-related loans (approximately 22% of our primary delinquency inventory). Of these 38,127 loans, we expect a significant portion will cure their delinquency or be rescinded and will not involve paid claims. From January 1, 2008 through December 31, 2011, of the claims on Countrywide-related loans that were resolved (a claim is resolved when it is paid or rescinded; claims that are submitted but which are under review are not resolved until one of these two outcomes occurs), approximately 78% were paid and the remaining 22% were rescinded.

The flow policies at issue with Countrywide are in the same form as the flow policies that we use with all of our customers, and the bulk policies at issue vary from one another, but are generally similar to those used in the majority of our Wall Street bulk transactions. Because our rescission practices with Countrywide do not differ from our practices with other servicers with which we have not entered into settlement agreements, an adverse result in the Countrywide proceeding may adversely affect the ultimate result of rescissions involving other servicers and lenders. From January 1, 2008 through December 31, 2011, we estimate that total rescissions mitigated our incurred losses by approximately $3.1 billion, which included approximately $2.6 billion of mitigation on paid losses, excluding $0.6 billion that would have been applied to a deductible. At December 31, 2011, we estimate that our total loss reserves were benefited from rescissions by approximately $0.7 billion.

In addition to the rescissions at issue with Countrywide, we have a substantial pipeline of claims investigations and pre-rescission rebuttals (including those involving loans related to Countrywide) that we expect will eventually result in future rescissions. For additional information about rescissions as well as rescission settlement agreements, see "— Our losses could increase if rescission rates decrease faster than we are projecting or we do not prevail in proceedings challenging whether our rescissions were proper."

MGIC and Freddie Mac disagree on the amount of the aggregate loss limit under certain pool insurance policies insuring Freddie Mac that share a single aggregate loss limit. We believe the initial aggregate loss limit for a particular pool of loans insured under a policy decreases to correspond to the termination of coverage for that pool under that policy while Freddie Mac believes the initial aggregate loss limit remains in effect until the last of the policies that provided coverage for any of the pools terminates. The aggregate loss limit is approximately $535 million higher under Freddie Mac's interpretation than under our interpretation. We account for losses under our interpretation although it is reasonably possible that were the matter to be decided by a third party our interpretation would not prevail. The differing interpretations had no effect on our results until the second quarter of 2011. For 2011, our incurred losses would have been $192 million higher in the aggregate had they been recorded based on Freddie Mac's interpretation, and our capital and Capital Requirements would have been negatively impacted. See our risk factor titled, "Regulatory capital requirements may prevent us from continuing to write new insurance on an uninterrupted basis." We expect the incurred losses that would have been recorded under Freddie Mac's interpretation will continue to increase in future quarters. We have discussed the disagreement with Freddie Mac in an effort to resolve it and expect that these discussions will continue. A specimen of the policies at issue is filed as Exhibit 99.6 to our Annual Report on Form 10-K for the year ended December 31, 2011, which was filed with the SEC on February 29, 2012.

A non-insurance subsidiary of our holding company is a shareholder of the corporation that operates the Mortgage Electronic Registration System ("MERS"). Our subsidiary, as a shareholder of MERS, along with MERS and its other shareholders, are defendants in three lawsuits asserting various causes of action arising from allegedly improper recording and foreclosure activities by MERS. One of these lawsuits was dismissed by the court in which it was filed and is on appeal. In addition, our subsidiary as a shareholder of MERS, was a defendant in two other lawsuits that were dismissed by the courts in which they were filed, but those dismissals were not appealed. The damages sought in all of these actions are substantial.

In addition to the matters described above, we are involved in other legal proceedings in the ordinary course of business. In our opinion, based on the facts known at this time, the ultimate resolution of these ordinary course legal proceedings will not have a material adverse effect on our financial position or results of operations.

***The settlement agreement we reached with the Internal Revenue Service, relating to significant proposed adjustments to our taxable income for 2000 through 2007, may not be finalized.***

The Internal Revenue Service ("IRS") completed separate examinations of our federal income tax returns for the years 2000 through 2004 and 2005 through 2007 and issued assessments for unpaid taxes, interest and penalties related to our treatment of the flow-through income and loss from an investment in a portfolio of residual interests of Real Estate Mortgage Investment Conduits ("REMICs"). This portfolio has been managed and maintained during years prior to, during and subsequent to the examination period. The IRS indicated that it did not believe that, for various reasons, we had established sufficient tax basis in the REMIC residual interests to deduct the losses from taxable income. The IRS assessment related to the REMIC issue is $190.7 million in taxes and penalties. There would also be applicable interest, which may be substantial. Additional state income taxes along with any applicable interest may become due when a final resolution is reached and could also be substantial. We appealed these assessments within the IRS and, in 2007, we made a payment of $65.2 million with the United States Department of the Treasury related to this assessment. In August 2010, we reached a tentative settlement agreement with the IRS. Because net operating losses that we incurred in 2009 were carried back to taxable years that were included in the settlement agreement, it was subject to review by the Joint Committee on Taxation of Congress. Following that review, the IRS indicated that it is reconsidering the terms of the settlement. We are attempting to address the IRS' concerns, but there is a risk that we may not be able to settle the proposed adjustments with the IRS or, alternatively, that the terms of any final settlement will be more costly to us than the currently proposed settlement. In the event that we are unable to reach any settlement of the proposed adjustments, we would be required to litigate their validity in order to avoid a full concession to the IRS. Any such litigation could be lengthy and costly in terms of legal fees and related expenses. We adjusted our tax provision and liabilities for the effects of the tentative settlement agreement in 2010. The IRS' reconsideration of the terms of the settlement agreement did not change our belief that the previously recorded items are appropriate. However, we would need to make appropriate adjustments, which could be material, to our tax provision and liabilities if our view of the probability of success in this matter changes, and the ultimate resolution of this matter could have a material negative impact on our effective tax rate, results of operations, cash flows and statutory capital. In this regard, see "— Regulatory capital requirements may prevent us from continuing to write new insurance on an uninterrupted basis."

***Because we establish loss reserves only upon a loan default rather than based on estimates of our ultimate losses on risk in force, losses may have a disproportionate adverse effect on our earnings in certain periods.***

In accordance with generally accepted accounting principles in the United States, commonly referred to as GAAP, we establish loss reserves only for loans in default. Reserves are established for reported insurance losses and loss adjustment expenses based on when notices of default on insured mortgage loans are received. Reserves are also established for estimated losses incurred on notices of default that have not yet been reported to us by the servicers (this is often referred to as "IBNR"). We establish reserves using estimated claim rates and claim amounts in estimating the ultimate loss. Because our reserving method does not take account of the impact of future losses that could occur from loans that are not delinquent, our obligation for ultimate losses that we expect to occur under our policies in force at any period end is not reflected in our financial statements, except in the case where a premium deficiency exists. As a result, future losses may have a material impact on future results as such losses emerge.

***Because loss reserve estimates are subject to uncertainties and are based on assumptions that are currently very volatile, paid claims may be substantially different than our loss reserves.***

We establish reserves using estimated claim rates and claim amounts in estimating the ultimate loss on delinquent loans. The estimated claim rates and claim amounts represent our best estimates of what we will actually pay on the loans in default as of the reserve date and incorporate anticipated mitigation from rescissions. We rescind policies and deny claims in cases where we believe our policy allows us to do so. Therefore, when establishing our loss reserves, we do not include additional loss reserves that would reflect an adverse development from ongoing dispute resolution proceedings, including those with Countrywide, or from ongoing disagreements over the interpretation of our policy, including those with Freddie Mac related to the computation of the aggregate loss limit under a pool insurance policy. For more information regarding our legal proceedings with Countrywide and the Freddie Mac disagreement, see "— We are defendants in private and government litigation and are subject to the risk of additional private litigation, government litigation and regulatory proceedings in the future."

The establishment of loss reserves is subject to inherent uncertainty and requires judgment by management. Current conditions in the housing and mortgage industries make the assumptions that we use to establish loss reserves more volatile than they would otherwise be. The actual amount of the claim payments may be substantially different than our loss reserve estimates. Our estimates could be adversely affected by several factors, including a deterioration of regional or national economic conditions, including unemployment, leading to a reduction in borrowers' income and thus their ability to make mortgage payments, a further drop in housing values that could result in, among other things, greater losses on loans that have pool insurance, and mitigation from rescissions being materially less than assumed. Changes to our estimates could result in material impact to our results of operations, even in a stable economic environment, and there can be no assurance that actual claims paid by us will not be substantially different than our loss reserves.

***Loan modification and other similar programs may not continue to provide material benefits to us and our losses on loans that re-default can be higher than what we would have paid had the loan not been modified.***

Beginning in the fourth quarter of 2008, the federal government, including through the Federal Deposit Insurance Corporation and the GSEs, and several lenders have adopted programs to modify loans to make them more affordable to borrowers with the goal of reducing the number of foreclosures. During 2010 and 2011, we were notified of modifications that cured delinquencies that had they become paid claims would have resulted in approximately $3.2 billion and $1.8 billion, respectively, of estimated claim payments. As noted below, we cannot predict with a high degree of confidence what the ultimate re-default rate will be. For internal reporting purposes, we assume approximately 50% of those modifications will ultimately re-default, and those re-defaults may result in future claim payments. Because modifications cure the defaults with respect to the previously defaulted loans, our loss reserves do not account for potential re-defaults unless at the time the reserve is established, the re-default has already occurred. Based on information that is provided to us, most of the modifications resulted in reduced payments from interest rate and/or amortization period adjustments; less than 5% resulted in principal forgiveness.

One loan modification program is the Home Affordable Modification Program ("HAMP"). Some of HAMP's eligibility criteria relate to the borrower's current income and non-mortgage debt payments. Because the GSEs and servicers do not share such information with us, we cannot determine with certainty the number of loans in our delinquent inventory that are eligible to participate in HAMP. We believe that it could take several months from the time a borrower has made all of the payments during HAMP's three month "trial modification" period for the loan to be reported to us as a cured delinquency.

We rely on information provided to us by the GSEs and servicers. We do not receive all of the information from such sources that is required to determine with certainty the number of loans that are participating in, or have successfully completed, HAMP. We are aware of approximately 12,290 loans in our primary delinquent inventory at December 31, 2011 for which the HAMP trial period has begun and which trial periods have not been reported to us as completed or cancelled. Through December 31, 2011 approximately 37,100 delinquent primary loans have cured their delinquency after entering HAMP and are not in default. In 2011 approximately 18% of our primary cures were the result of a modification, with HAMP accounting for approximately 70% of those modifications. By comparison, in 2010, approximately 27% of our primary cures were the result of a modification, with HAMP accounting for approximately 60% of those modifications. We believe that we have realized the majority of the benefits from HAMP because the number of loans insured by us that we are aware are entering HAMP trial modification periods has decreased significantly over time. Recent announcements by the U.S. Treasury have extended the end date of the HAMP program through 2013, expanded the eligibility criteria of HAMP and increased lenders' incentives to modify loans through principal forgiveness. Approximately 68% of the loans in our primary delinquent inventory are guaranteed by the GSEs. The GSEs have informed us that they already use expanded criteria (beyond the HAMP guidelines) for determining eligibility for loan modification and currently do not offer principal forgiveness. Therefore, we currently expect new loan modifications will continue to only modestly mitigate our losses in 2012.

In 2009, the GSEs began offering the Home Affordable Refinance Program ("HARP"). HARP allows borrowers who are not delinquent but who may not otherwise be able to refinance their loans under the current GSE underwriting standards, to refinance their loans. We allow the HARP refinances on loans that we insure, regardless of whether the loan meets our current underwriting standards, and we account for the refinance as a loan modification (even where there is a new lender) rather than new insurance written. To incent lenders to allow more current borrowers to refinance their loans, in October 2011, the GSEs and their regulator, FHFA, announced an expansion of HARP. The expansion includes, among other changes, releasing certain representations in certain circumstances benefitting the GSEs. We have agreed to allow these additional HARP refinances, including releasing the insured in certain circumstances from certain rescission rights we would have under our policy. While an expansion of HARP may result in fewer delinquent loans and claims in the future, our ability to rescind coverage will be limited in certain circumstances. We are unable to predict what net impact these changes may have on our incurred or paid losses.

The effect on us of loan modifications depends on how many modified loans subsequently re-default, which in turn can be affected by changes in housing values. Re-defaults can result in losses for us that could be greater than we would have paid had the loan not been modified. At this point, we cannot predict with a high degree of confidence what the ultimate re-default rate will be. In addition, because we do not have information in our database for all of the parameters used to determine which loans are eligible for modification programs, our estimates of the number of loans qualifying for modification programs are inherently uncertain. If legislation is enacted to permit a portion of a borrower's mortgage loan balance to be reduced in bankruptcy and if the borrower re-defaults after such reduction, then the amount we would be responsible to cover would be calculated after adding back the reduction. Unless a lender has obtained our prior approval, if a borrower's mortgage loan balance is reduced outside the bankruptcy context, including in association with a loan modification, and if the borrower re-defaults after such reduction, then under the terms of our policy the amount we would be responsible to cover would be calculated net of the reduction.

Eligibility under certain loan modification programs can also adversely affect us by creating an incentive for borrowers who are able to make their mortgage payments to become delinquent in an attempt to obtain the benefits of a modification. New notices of delinquency increase our incurred losses.

***If the volume of low down payment home mortgage originations declines, the amount of insurance that we write could decline, which would reduce our revenues.***

The factors that affect the volume of low down payment mortgage originations include:

- restrictions on mortgage credit due to more stringent underwriting standards, liquidity issues and risk-retention requirements associated with non-QRM loans affecting lenders,
- the level of home mortgage interest rates and the deductibility of mortgage interest for income tax purposes,
- the health of the domestic economy as well as conditions in regional and local economies,
- housing affordability,
- population trends, including the rate of household formation,
- the rate of home price appreciation, which in times of heavy refinancing can affect whether refinance loans have loan-to-value ratios that require private mortgage insurance, and
- government housing policy encouraging loans to first-time homebuyers.

As noted above, the Dodd-Frank Act established the CFPB to regulate the offering and provision of consumer financial products or services under federal law. We are uncertain whether this Bureau will issue any rules or regulations that affect our business or the volume of low down payment home mortgage originations. Such rules and regulations could have a material adverse effect on our financial position or results of operations.

A decline in the volume of low down payment home mortgage originations could decrease demand for mortgage insurance, decrease our new insurance written and reduce our revenues. Such a decline could be caused by, among other things, the definition of "qualified residential mortgages" by regulators implementing the Dodd-Frank Act. See "— The amount of insurance we write could be adversely affected if the definition of Qualified Residential Mortgage results in a reduction of the number of low down payment loans available to be insured or if lenders and investors select alternatives to private mortgage insurance."

***Competition or changes in our relationships with our customers could reduce our revenues or increase our losses.***

In recent years, the level of competition within the private mortgage insurance industry has been intense as many large mortgage lenders reduced the number of private mortgage insurers with whom they do business. At the same time, consolidation among mortgage lenders has increased the share of the mortgage lending market held by large lenders. During 2010 and 2011, approximately 11% and 9%, respectively, of our new insurance written was for loans for which one lender was the original insured, although revenue from such loans was significantly less than 10% of our revenues during each of those periods. Our private mortgage insurance competitors include:

- Genworth Mortgage Insurance Corporation,
- United Guaranty Residential Insurance Company,
- Radian Guaranty Inc.,
- CMG Mortgage Insurance Company, and
- Essent Guaranty, Inc.

As noted above, PMI Mortgage Insurance Company and Republic Mortgage Insurance Company ceased writing business in 2011. Based on public disclosures, these competitors approximated slightly more than 20% of the private mortgage insurance industry volume in the first half of 2011. Most of the market share of these two former competitors has gone to other mortgage insurers and not to us because, among other reasons, some competitors have materially lower premiums than we do on single premium policies, one of these competitors also uses a risk weighted pricing model that typically results in lower premiums than we charge on certain loans and one of these competitors has effectively delegated underwriting to the GSEs. We continuously monitor the competitive landscape and will make adjustments to our pricing and underwriting guidelines as warranted as long as they meet our return hurdles. In the first quarter of 2012, we made changes to streamline our underwriting guidelines and lowered our premium rates on loans with credit scores of 760 or higher. Loans with credit scores of 760 or higher represented approximately 55% of our new insurance written in 2011. If the lower premium rates had been in place during 2011, our average premium rate on new business would have decreased from approximately 61 basis points to approximately 57 basis points, all other things being equal. While a decrease in premium rates on a significant portion of our new insurance written will reduce revenue, it is possible that our new insurance written will increase in the future as a result of the lower premium rates and it is unclear what the net effect of the changes will be on our future premiums.

Until recently, the mortgage insurance industry had not had new entrants in many years. In 2010, Essent Guaranty, Inc. began writing new mortgage insurance. Essent has publicly reported that one of its investors is JPMorgan Chase which is one of our customers. The perceived increase in credit quality of loans that are being insured today combined with the deterioration of the financial strength ratings of the existing mortgage insurance companies could encourage new entrants. The FHA, which in recent years was not viewed by us as a significant competitor, substantially increased its market share beginning in 2008.

Our relationships with our customers could be adversely affected by a variety of factors, including tightening of and adherence to our underwriting guidelines, which have resulted in our declining to insure some of the loans originated by our customers and rescission of loans that affect the customer. We have ongoing discussions with lenders who are significant customers regarding their objections to our rescissions. In the fourth quarter of 2009, Countrywide commenced litigation against us as a result of its dissatisfaction with our rescission practices shortly after Countrywide ceased doing business with us. See "— We are defendants in private and government litigation and are subject to the risk of additional private litigation, government litigation and regulatory proceedings in the future" for more information about this litigation and the arbitration case we filed against Countrywide regarding rescissions.

We believe some lenders assess a mortgage insurer's financial strength rating as an important element of the process through which they select mortgage insurers. As a result of MGIC's less than investment grade financial strength rating, MGIC may be competitively disadvantaged with these lenders. MGIC's financial strength rating from Moody's is B1, with a negative outlook, and from Standard & Poor's is B with a negative outlook. It is possible that MGIC's financial strength ratings could decline from these levels.

***Downturns in the domestic economy or declines in the value of borrowers' homes from their value at the time their loans closed may result in more homeowners defaulting and our losses increasing.***

Losses result from events that reduce a borrower's ability to continue to make mortgage payments, such as unemployment, and whether the home of a borrower who defaults on his mortgage can be sold for an amount that will cover unpaid principal and interest and the expenses of the sale. In general, favorable economic conditions reduce the likelihood that borrowers will lack sufficient income to pay their mortgages and also favorably affect the value of homes, thereby reducing and in some cases even eliminating a loss from a mortgage default. A deterioration in economic conditions, including an increase in unemployment, generally increases the likelihood that borrowers will not have sufficient income to pay their mortgages and can also adversely affect housing values, which in turn can influence the willingness of borrowers with sufficient resources to make mortgage payments to do so when the mortgage balance exceeds the value of the home. Housing values may decline even absent a deterioration in economic conditions due to declines in demand for homes, which in turn may result from changes in buyers' perceptions of the potential for future appreciation, restrictions on and the cost of mortgage credit due to more stringent underwriting standards, liquidity issues and risk-retention requirements associated with non-QRM loans affecting lenders, higher interest rates generally or changes to the deductibility of mortgage interest for income tax purposes, or other factors. The residential mortgage market in the United States has for some time experienced a variety of poor or worsening economic conditions, including a material nationwide decline in housing values, with declines continuing in 2011 in a number of geographic areas. Home values may continue to deteriorate and unemployment levels may remain elevated or increase.

***The mix of business we write also affects the likelihood of losses occurring.***

Even when housing values are stable or rising, mortgages with certain characteristics have higher probabilities of claims. These characteristics include loans with loan-to-value ratios over 95% (or in certain markets that have experienced declining housing values, over 90%), FICO credit scores below 620, limited underwriting, including limited borrower documentation, or higher total debt-to-income ratios, as well as loans having combinations of higher risk factors. As of December 31, 2011, approximately 25.9% of our primary risk in force consisted of loans with loan-to-value ratios greater than 95%, 8.5% had FICO credit scores below 620, and 10.2% had limited underwriting, including limited borrower documentation, each attribute as determined at the time of loan origination. A material portion of these loans were written in 2005 — 2007 or the first quarter of 2008. In accordance with industry practice, loans approved by GSEs and other automated underwriting systems under "doc waiver" programs that do not require verification of borrower income are classified by us as "full documentation." For additional information about such loans, see footnote 4 to the table titled "Default Statistics for the MGIC Book" in Item 1 of our Annual Report on Form 10-K for the year ended December 31, 2011.

From time to time, in response to market conditions, we change the types of loans that we insure and the guidelines under which we insure them. In addition, we make exceptions to our underwriting guidelines on a loan-by-loan basis and for certain customer programs. Together, the number of loans for which exceptions were made accounted for fewer than 4% of the loans we insured in 2010 and fewer than 5% of the loans we insured in 2011. A large percentage of the exceptions were made for loans with debt-to-income ratios slightly above our guideline. Beginning in September 2009, we have made changes to our underwriting guidelines that have allowed certain loans to be eligible for insurance that were not eligible prior to those changes and we expect to continue to make changes in appropriate circumstances in the future. As noted above in "— Competition or changes in our relationships with our customers could reduce our revenues or increase our losses," in the first quarter of 2012, we made changes to streamline our underwriting guidelines and lowered our premium rates on loans with credit scores of 760 or higher. Our underwriting guidelines are available on our website at http://www.mgic.com/guides/underwriting.html.

As of December 31, 2011, approximately 2.6% of our primary risk in force written through the flow channel, and 33.0% of our primary risk in force written through the bulk channel, consisted of adjustable rate mortgages in which the initial interest rate may be adjusted during the five years after the mortgage closing ("ARMs"). We classify as fixed rate loans adjustable rate mortgages in which the initial interest rate is fixed during the five years after the mortgage closing. We believe that when the reset interest rate significantly exceeds the interest rate at loan origination, claims on ARMs and adjustable rate mortgages whose interest rates may only be adjusted after five years would be substantially higher than for fixed rate loans. Moreover, even if interest rates remain unchanged, claims on ARMs with a "teaser rate" (an initial interest rate that does not fully reflect the index which determines subsequent rates) may also be substantially higher because of the increase in the mortgage payment that will occur when the fully indexed rate becomes effective. In addition, we have insured "interest-only" loans, which may also be ARMs, and loans with negative amortization features, such as pay option ARMs. We believe claim rates on these loans will be substantially higher than on loans without scheduled payment increases that are made to borrowers of comparable credit quality.

Although we attempt to incorporate these higher expected claim rates into our underwriting and pricing models, there can be no assurance that the premiums earned and the associated investment income will be adequate to compensate for actual losses even under our current underwriting guidelines. We do, however, believe that given the various changes in our underwriting guidelines that were effective beginning in the first quarter of 2008, our insurance written beginning in the second quarter of 2008 will generate underwriting profits.

***The premiums we charge may not be adequate to compensate us for our liabilities for losses and as a result any inadequacy could materially affect our financial condition and results of operations.***

We set premiums at the time a policy is issued based on our expectations regarding likely performance over the long-term. Our premiums are subject to approval by state regulatory agencies, which can delay or limit our ability to increase our premiums. Generally, we cannot cancel the mortgage insurance coverage or adjust renewal premiums during the life of a mortgage insurance policy. As a result, higher than anticipated claims generally cannot be offset by premium increases on policies in force or mitigated by our non-renewal or cancellation of insurance coverage. The premiums we charge, and the associated investment income, may not be adequate to compensate us for the risks and costs associated with the insurance coverage provided to customers. An increase in the number or size of claims, compared to what we anticipate, could adversely affect our results of operations or financial condition.

In January 2008, we announced that we had decided to stop writing the portion of our bulk business that insures loans which are included in Wall Street securitizations because the performance of loans included in such securitizations deteriorated materially in the fourth quarter of 2007 and this deterioration was materially worse than we experienced for loans insured through the flow channel or loans insured through the remainder of our bulk channel. As of December 31, 2007 we established a premium deficiency reserve of approximately $1.2 billion. As of December 31, 2011, the premium deficiency reserve was $134.8 million, which reflects the present value of expected future losses and expenses that exceeds the present value of expected future premium and already established loss reserves on these bulk transactions.

We continue to experience material losses, especially on the 2006 and 2007 books. The ultimate amount of these losses will depend in part on general economic conditions, including unemployment, and the direction of home prices, which in turn will be influenced by general economic conditions and other factors. Because we cannot predict future home prices or general economic conditions with confidence, there is significant uncertainty surrounding what our ultimate losses will be on our 2006 and 2007 books. Our current expectation, however, is that these books will continue to generate material incurred and paid losses for a number of years. There can be no assurance that an additional premium deficiency reserve on Wall Street Bulk or on other portions of our insurance portfolio will not be required.

***It is uncertain what effect foreclosure moratoriums and issues arising from the investigation of servicers' foreclosure procedures will have on us.***

Various government entities and private parties have from time to time enacted foreclosure (or equivalent) moratoriums and suspensions (which we collectively refer to as moratoriums). Recently, various government agencies have been investigating large mortgage servicers and other parties to determine whether they acted improperly in foreclosure proceedings. We do not know what effect improprieties that may have occurred in a particular foreclosure have on the validity of that foreclosure, once it was completed and the property transferred to the lender. Under our policy, in general, completion of a foreclosure is a condition precedent to the filing of a claim.

Past moratoriums, which were imposed to afford time to determine whether loans could be modified, did not stop the accrual of interest or affect other expenses on a loan, and we cannot predict whether any future moratorium would do so. Therefore, unless a loan is cured during a moratorium, at the expiration of a moratorium, additional interest and expenses may be due to the lender from the borrower. For certain moratoriums (e.g., those imposed in order to afford time to modify loans), our paid claim amount may include some additional interest and expenses. For moratoriums or delays resulting from investigations into servicers and other parties' actions in foreclosure proceedings, our willingness to pay additional interest and expenses may be different, subject to the terms of our mortgage insurance policies. The various moratoriums and delays may temporarily delay our receipt of claims and may increase the length of time a loan remains in our delinquent loan inventory.

In early January 2011, the highest court in Massachusetts, a state in which foreclosures are accomplished by private sale rather than judicial action, held the foreclosure laws of that state required a person seeking to foreclose a mortgage to be the holder of the mortgage at the time notice of foreclosure was published. The servicers who had foreclosed in this case did not provide sufficient evidence that they were the holders of the mortgages and therefore they lacked authority to foreclose. Some courts in other jurisdictions have considered similar issues and reached similar conclusions, but other courts have reached different conclusions. These decisions have not had a direct impact on our claims processes or rescissions.

***We are susceptible to disruptions in the servicing of mortgage loans that we insure.***

We depend on reliable, consistent third-party servicing of the loans that we insure. Over the last several years, the mortgage loan servicing industry has experienced consolidation. The resulting reduction in the number of servicers could lead to disruptions in the servicing of mortgage loans covered by our insurance policies. In addition, current housing market trends have led to significant increases in the number of delinquent mortgage loans requiring servicing. These increases have strained the resources of servicers, reducing their ability to undertake mitigation efforts that could help limit our losses, and have resulted in an increasing amount of delinquent loan servicing being transferred to specialty servicers. The transfer of servicing can cause a disruption in the servicing of delinquent loans. Future housing market conditions could lead to additional increases in delinquencies. Managing a substantially higher volume of non-performing loans could lead to increased disruptions in the servicing of mortgages. Investigations into whether servicers have acted improperly in foreclosure proceedings may further strain the resources of servicers.

***If interest rates decline, house prices appreciate or mortgage insurance cancellation requirements change, the length of time that our policies remain in force could decline and result in declines in our revenue.***

In each year, most of our premiums are from insurance that has been written in prior years. As a result, the length of time insurance remains in force, which is also generally referred to as persistency, is a significant determinant of our revenues. The factors affecting the length of time our insurance remains in force include:

- the level of current mortgage interest rates compared to the mortgage coupon rates on the insurance in force, which affects the vulnerability of the insurance in force to refinancings, and

- mortgage insurance cancellation policies of mortgage investors along with the current value of the homes underlying the mortgages in the insurance in force.

Our persistency rate was 82.9% at December 31, 2011, compared to 84.4% at December 31, 2010. During the 1990s, our year-end persistency ranged from a high of 87.4% at December 31, 1990 to a low of 68.1% at December 31, 1998. Since 2000, our year-end persistency ranged from a high of 84.7% at December 31, 2009 to a low of 47.1% at December 31, 2003. Future premiums on our insurance in force represent a material portion of our claims paying resources.

***Your ownership in our company may be diluted by additional capital that we raise or if the holders of our outstanding convertible debt convert that debt into shares of our common stock.***

As noted above under "—Regulatory capital requirements may prevent us from continuing to write new insurance on an uninterrupted basis," we may be required to raise additional equity capital. Any such future sales would dilute your ownership interest in our company. In addition, the market price of our common stock could decline as a result of sales of a large number of shares or similar securities in the market or the perception that such sales could occur.

We have $389.5 million principal amount of 9% Convertible Junior Subordinated Debentures outstanding. The principal amount of the debentures is currently convertible, at the holder's option, at an initial conversion rate, which is subject to adjustment, of 74.0741 common shares per $1,000 principal amount of debentures. This represents an initial conversion price of approximately $13.50 per share. We have the right, and may elect, to defer interest payable under the debentures in the future. If a holder elects to convert its debentures, the interest that has been deferred on the debentures being converted is also converted into shares of our common stock. The conversion rate for such deferred interest is based on the average price that our shares traded at during a 5-day period immediately prior to the election to convert the associated debentures. We also have $345 million principal amount of 5% Convertible Senior Notes outstanding. The Senior Notes are convertible, at the holder's option, at an initial conversion rate, which is subject to adjustment, of 74.4186 shares per $1,000 principal amount at any time prior to the maturity date. This represents an initial conversion price of approximately $13.44 per share. We do not have the right to defer interest on these Senior Notes.

***Our debt obligations materially exceed our holding company cash and investments***

As noted above, our holding company contributed $200 million to its insurance operations in December 2011 to support these operations. After the contribution, at December 31, 2011, we had $487 million in cash and investments at our holding company and our holding company's debt obligations were $906 million in par value, consisting of $171 million of Senior Notes due in November 2015, $345 million of Convertible Senior Notes due in 2017, and $390 million of Convertible Junior Debentures due in 2063. Annual interest cost on the debt, as of December 31, 2011, was $61 million. Our holding company has no material sources of cash inflows other than investment income. Any additional contributions would further decrease our holding company cash and investments. See Note 8 – "Debt" to our consolidated financial statements for additional information about the holding company's debt obligations, including restrictive covenants in our Senior Notes and our right to defer interest on our Convertible Junior Debentures.

***We could be adversely affected if personal information on consumers that we maintain is improperly disclosed.***

As part of our business, we maintain large amounts of personal information on consumers. While we believe we have appropriate information security policies and systems to prevent unauthorized disclosure, there can be no assurance that unauthorized disclosure, either through the actions of third parties or employees, will not occur. Unauthorized disclosure could adversely affect our reputation and expose us to material claims for damages.

***The implementation of the Basel II capital accord, or other changes to our customers' capital requirements, may discourage the use of mortgage insurance.***

In 1988, the Basel Committee on Banking Supervision (the "Basel Committee") developed the Basel Capital Accord (Basel I), which set out international benchmarks for assessing banks' capital adequacy requirements. In June 2005, the Basel Committee issued an update to Basel I (as revised in November 2005, Basel II). Basel II was implemented by many banks in the United States and many other countries in 2009 and 2010. Basel II affects the capital treatment provided to mortgage insurance by domestic and international banks in both their origination and securitization activities.

The Basel II provisions related to residential mortgages and mortgage insurance, or other changes to our customers' capital requirements, may provide incentives to certain of our bank customers not to insure mortgages having a lower risk of claim and to insure mortgages having a higher risk of claim. The Basel II provisions may also alter the competitive positions and financial performance of mortgage insurers in other ways.

The discussion above does not reflect the release by the Basel Committee in December 2010 of the nearly final version of Basel III or the subsequent guidance issued. Basel III will increase the capital requirements of certain banking organizations. Implementation of Basel III will require formal regulations, which have not yet been proposed by the federal banking agencies and will involve a substantial phase-in period. We are continuing to evaluate the potential effects of the Basel III guidelines on our business.

***Our Australian operations may suffer significant losses.***

We began international operations in Australia, where we started to write business in June 2007. Since 2008, we are no longer writing new business in Australia. Our existing risk in force in Australia is subject to the risks described in the general economic and insurance business-related factors discussed above. In addition to these risks, we are subject to a number of other risks from having deployed capital in Australia, including foreign currency exchange rate fluctuations and interest-rate volatility particular to Australia.

## Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, however, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our internal control over financial reporting using the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2011.

PricewaterhouseCoopers LLP, an independent registered public accounting firm has audited the consolidated financial statements and effectiveness of internal control over financial reporting, as of December 31, 2011 as stated in their report which appears herein.

# Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
MGIC Investment Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity and of cash flows present fairly, in all material respects, the financial position of MGIC Investment Corporation and its subsidiaries (the "Company") at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Milwaukee, Wisconsin
February 29, 2012

MGIC INVESTMENT CORPORATION AND SUBSIDIARIES
Years Ended December 31, 2011, 2010 and 2009

# Consolidated Statements of Operations

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| | (In thousands, except per share data) | | |
| Revenues: | | | |
| Premiums written: | | | |
| Direct | $ 1,119,182 | $ 1,169,081 | $ 1,346,191 |
| Assumed (note 11) | (4,898) | 3,090 | 3,947 |
| Ceded (note 11) | (49,904) | (70,376) | (107,111) |
| Net premiums written | 1,064,380 | 1,101,795 | 1,243,027 |
| Decrease in unearned premiums | 59,455 | 66,952 | 59,314 |
| Net premiums earned (note 11) | 1,123,835 | 1,168,747 | 1,302,341 |
| Investment income, net of expenses (note 6) | 201,270 | 247,253 | 304,678 |
| Realized investment gains, net (note 6) | 143,430 | 102,581 | 92,874 |
| Total other-than-temporary impairment losses | (715) | (9,644) | (42,704) |
| Portion of losses recognized in other comprehensive income (loss), before taxes (note 3) | - | - | 1,764 |
| Net impairment losses recognized in earnings | (715) | (9,644) | (40,940) |
| Other revenue | 36,459 | 11,588 | 49,573 |
| Total revenues | 1,504,279 | 1,520,525 | 1,708,526 |
| Losses and expenses: | | | |
| Losses incurred, net (notes 9 and 11) | 1,714,707 | 1,607,541 | 3,379,444 |
| Change in premium deficiency reserve (note 10) | (44,150) | (51,347) | (261,150) |
| Amortization of deferred policy acquisition costs | 6,880 | 7,062 | 8,204 |
| Other underwriting and operating expenses, net | 207,870 | 218,080 | 231,408 |
| Reinsurance fee (note 11) | - | - | 26,407 |
| Interest expense (note 8) | 103,271 | 98,589 | 89,266 |
| Total losses and expenses | 1,988,578 | 1,879,925 | 3,473,579 |
| Loss before tax | (484,299) | (359,400) | (1,765,053) |
| Provision for (benefit from) income taxes (note 14) | 1,593 | 4,335 | (442,776) |
| Net loss | $ (485,892) | $ (363,735) | $ (1,322,277) |
| Loss per share (notes 3 and 18): | | | |
| Basic | $ (2.42) | $ (2.06) | $ (10.65) |
| Diluted | $ (2.42) | $ (2.06) | $ (10.65) |
| Weighted average common shares outstanding - basic (note 3) | 201,019 | 176,406 | 124,209 |
| Weighted average common shares outstanding - diluted (note 3) | 201,019 | 176,406 | 124,209 |
| Dividends per share | $ - | $ - | $ - |

See accompanying notes to consolidated financial statements.

MGIC INVESTMENT CORPORATION AND SUBSIDIARIES
December 31, 2011 and 2010

# Consolidated Balance Sheets

| | 2011 | 2010 |
|---|---|---|
| | (In thousands) | |
| **ASSETS** | | |
| Investment portfolio (notes 6 and 7): | | |
| Securities, available-for-sale, at fair value: | | |
| Fixed maturities (amortized cost, 2011 - $5,700,894; 2010 - $7,366,808) | $ 5,820,900 | $ 7,455,238 |
| Equity securities | 2,747 | 3,044 |
| Total investment portfolio | 5,823,647 | 7,458,282 |
| Cash and cash equivalents | 995,799 | 1,304,154 |
| Accrued investment income | 55,666 | 70,305 |
| Reinsurance recoverable on loss reserves (note 11) | 154,607 | 275,290 |
| Reinsurance recoverable on paid losses | 19,891 | 34,160 |
| Premiums receivable | 71,073 | 79,567 |
| Home office and equipment, net | 28,145 | 28,638 |
| Deferred insurance policy acquisition costs | 7,505 | 8,282 |
| Other assets | 59,897 | 74,964 |
| Total assets | $ 7,216,230 | $ 9,333,642 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Liabilities: | | |
| Loss reserves (notes 9 and 11) | $ 4,557,512 | $ 5,884,171 |
| Premium deficiency reserve (note 10) | 134,817 | 178,967 |
| Unearned premiums (note 11) | 154,866 | 215,157 |
| Senior notes (note 8) | 170,515 | 376,329 |
| Convertible senior notes (note 8) | 345,000 | 345,000 |
| Convertible junior debentures (note 8) | 344,422 | 315,626 |
| Other liabilities | 312,283 | 349,337 |
| Total liabilities | 6,019,415 | 7,664,587 |
| Contingencies (note 20) | | |
| Shareholders' equity (note 15): | | |
| Common stock (one dollar par value, shares authorized 460,000; shares issued 2011 and 2010 - 205,047; outstanding 2011 – 201,172; 2010 - 200,450) | 205,047 | 205,047 |
| Paid-in capital | 1,135,821 | 1,138,942 |
| Treasury stock (shares at cost 2011 – 3,875; 2010 - 4,597) | (162,542) | (222,632) |
| Accumulated other comprehensive income, net of tax (note 3) | 30,124 | 22,136 |
| Retained (deficit) earnings | (11,635) | 525,562 |
| Total shareholders' equity | 1,196,815 | 1,669,055 |
| Total liabilities and shareholders' equity | $ 7,216,230 | $ 9,333,642 |

See accompanying notes to consolidated financial statements.

## MGIC INVESTMENT CORPORATION AND SUBSIDIARIES
### Years Ended December 31, 2009, 2010 and 2011

# Consolidated Statements of Shareholders' Equity

| | Common stock | Paid-in capital | Treasury stock | Accumulated other comprehensive income (loss) (note 3) | Retained earnings / (deficit) | Comprehensive loss |
|---|---|---|---|---|---|---|
| | (In thousands) | | | | | |
| Balance, December 31, 2008 (as originally reported) | $ 130,119 | $ 367,067 | $ (276,873) | $ (106,789) | $ 2,253,676 | |
| Cumulative effect of accounting change (convertible debt) | - | 73,475 | - | - | (6,442 ) | |
| Balance, December 31, 2008 (as adjusted) | $ 130,119 | $ 440,542 | $ (276,873) | $ (106,789) | $ 2,247,234 | |
| Net loss | | | | | (1,322,277 ) | $ (1,322,277) |
| Change in unrealized investment gains and losses, net | - | - | - | 154,358 | - | 154,358 |
| Noncredit component of impairment losses, net (note 6) | - | - | - | (1,764) | - | (1,764) |
| Common stock shares issued upon debt conversion (note 8) | 44 | 263 | - | - | - | |
| Reissuance of treasury stock, net | - | (11,613) | 7,135 | - | (545 ) | |
| Equity compensation | - | 14,102 | - | - | - | |
| Defined benefit plan adjustments, net | - | - | - | 10,704 | - | 10,704 |
| Unrealized foreign currency translation adjustment, net | - | - | - | 17,646 | - | 17,646 |
| Other | - | - | - | - | 295 | |
| Comprehensive loss | | | | | | $ (1,141,333) |
| Balance, December 31, 2009 | $ 130,163 | $ 443,294 | $ (269,738) | $ 74,155 | $ 924,707 | |
| Net loss | | | | | (363,735 ) | (363,735) |
| Change in unrealized investment gains and losses, net | - | - | - | (69,074) | - | (69,074) |
| Common stock shares issued (note 15) | 74,884 | 697,492 | - | - | - | |
| Reissuance of treasury stock, net | - | (14,425) | 47,106 | - | (35,410 ) | |
| Equity compensation | - | 12,581 | - | - | - | |
| Defined benefit plan adjustments, net | - | - | - | 6,390 | - | 6,390 |
| Unrealized foreign currency translation adjustment, net | - | - | - | 10,665 | - | 10,665 |
| Comprehensive loss | | | | | | $ (415,754) |
| Balance, December 31, 2010 | $ 205,047 | $ 1,138,942 | $ (222,632) | $ 22,136 | $ 525,562 | |
| Net loss | | | | | (485,892 ) | (485,892) |
| Change in unrealized investment gains and losses, net (note 6) | - | - | - | 21,057 | - | 21,057 |
| Reissuance of treasury stock, net (note 15) | - | (14,577) | 60,090 | - | (51,305 ) | |
| Equity compensation (note 18) | - | 11,456 | - | - | - | |
| Defined benefit plan adjustments, net (note 13) | - | - | - | (12,862) | - | (12,862) |
| Unrealized foreign currency translation adjustment, net | - | - | - | (207) | - | (207) |
| Comprehensive loss | | | | | | $ (477,904) |
| Balance, December 31, 2011 | $ 205,047 | $ 1,135,821 | $ (162,542) | $ 30,124 | $ (11,635 ) | |

See accompanying notes to consolidated financial statements.

# Consolidated Statements of Cash Flow

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| | | (In thousands) | |
| Cash flows from operating activities: | | | |
| Net loss | $ (485,892) | $ (363,735) | $ (1,322,277) |
| Adjustments to reconcile net loss to net cash (used in) provided by operating activities: | | | |
| Depreciation and other amortization | 84,828 | 60,882 | 60,349 |
| Deferred tax (benefit) provision | (738) | (75) | 176,279 |
| Realized investment gains, net | (143,430) | (102,581) | (92,874) |
| Net investment impairment losses | 715 | 9,644 | 40,940 |
| Gain on repurchase of senior notes | (27,688) | - | (27,238) |
| Other | (14,218) | (13,646) | 55,764 |
| Change in certain assets and liabilities: | | | |
| Accrued investment income | 14,639 | 9,523 | 11,028 |
| Reinsurance recoverable on loss reserves | 120,683 | 56,937 | (99,239) |
| Reinsurance recoverable on paid losses | 14,269 | (24,863) | (3,572) |
| Premiums receivable | 8,494 | 10,572 | 7,462 |
| Deferred insurance policy acquisition costs | 777 | 740 | 2,482 |
| Real estate | 4,599 | (2,390) | 29,028 |
| Loss reserves | (1,326,659) | (820,819) | 1,929,438 |
| Premium deficiency reserve | (44,150) | (14,219) | (261,150) |
| Unearned premiums | (60,291) | (65,581) | (55,360) |
| Return premium | (28,300) | 90,500 | 57,900 |
| Income taxes payable (current) | (1,489) | 293,681 | (179,006) |
| Net cash (used in) provided by operating activities | (1,883,851) | (875,430) | 329,954 |
| Cash flows from investing activities: | | | |
| Investment purchases: | | | |
| Equity securities | (126) | (156) | (1,387) |
| Fixed maturities | (4,393,471) | (5,225,794) | (4,147,412) |
| Proceeds from sale of: | | | |
| Equity securities | 504 | - | 1,273 |
| Fixed maturities | 4,742,213 | 4,287,312 | 3,663,239 |
| Proceeds from maturity of fixed maturities | 1,407,325 | 740,959 | 554,980 |
| Repayment of note receivable from joint ventures | - | 83,500 | - |
| Net (decrease) increase in payable for securities | (2,228) | 2,275 | (17,890) |
| Net cash provided by (used in) investing activities | 1,754,217 | (111,904) | 52,803 |
| Cash flows from financing activities: | | | |
| Repayment of note payable | - | - | (200,000) |
| Repayment of long-term debt | (178,721) | (1,000) | (94,352) |
| Net proceeds from convertible senior notes | - | 334,373 | - |
| Common stock shares issued | - | 772,376 | - |
| Net cash (used in) provided by financing activities | (178,721) | 1,105,749 | (294,352) |
| Net (decrease) increase in cash and cash equivalents | (308,355) | 118,415 | 88,405 |
| Cash and cash equivalents at beginning of year | 1,304,154 | 1,185,739 | 1,097,334 |
| Cash and cash equivalents at end of year | $ 995,799 | $ 1,304,154 | $ 1,185,739 |

See accompanying notes to consolidated financial statements.

# Notes to Consolidated Financial Statements

## 1. Nature of business

MGIC Investment Corporation is a holding company which, through Mortgage Guaranty Insurance Corporation ("MGIC") and several other subsidiaries, is principally engaged in the mortgage insurance business. We provide mortgage insurance to lenders throughout the United States and to government sponsored entities ("GSEs") to protect against loss from defaults on low down payment residential mortgage loans. Our principal product is primary mortgage insurance. Primary mortgage insurance may be written through the flow channel, in which loans are insured in individual, loan-by-loan transactions. Primary mortgage insurance may also be written through the bulk channel, in which portfolios of loans are individually insured in single, bulk transactions. Prior to 2008, we wrote significant volume through the bulk channel, substantially all of which was Wall Street bulk business, which we discontinued writing in 2007. We have not written any business through the bulk channel since 2008. Prior to 2009, we also wrote pool mortgage insurance. Pool insurance generally covers the excess of the loss on a defaulted mortgage loan which exceeds the claim payment under the primary coverage, if primary insurance is required on that mortgage loan, as well as the total loss on a defaulted mortgage loan which did not require primary insurance. Pool insurance may have a stated aggregate loss limit for a pool of loans and may also have a deductible under which no losses are paid by the insurer until losses on the pool of loans exceed the deductible. We wrote an insignificant amount of pool business during 2009 and none in 2010 or 2011. Through certain other non-insurance subsidiaries, we also provide various services for the mortgage finance industry, such as contract underwriting and portfolio analysis and retention. We began our international operations in Australia, where we started to write business in June 2007. Since 2008, we are no longer writing new business in Australia. Our Australian operations are included in our consolidated financial statements; however they are not material to our consolidated results.

At December 31, 2011, our direct domestic primary insurance in force was $172.9 billion, which represents the principal balance in our records of all mortgage loans that we insure, and our direct domestic primary risk in force was $44.5 billion, which represents the insurance in force multiplied by the insurance coverage percentage. Our direct pool risk in force at December 31, 2011 was approximately $1.9 billion ($0.7 billion on pool policies with aggregate loss limits and $1.2 billion on pool policies without aggregate loss limits). See Note 20 – "Litigation and contingencies" for a discussion of our interpretation of the appropriate aggregate loss limit on certain pool policies we have with Freddie Mac. At December 31, 2011, our loss reserves under these policies have been limited under our interpretation of the aggregate. Our risk in force in Australia at December 31, 2011 was approximately $0.9 billion which represents the risk associated with 100% coverage on the insurance in force. However the mortgage insurance we provided in Australia only covers the unpaid loan balance after the sale of the underlying property.

### Capital

The insurance laws or regulations of 16 jurisdictions, including Wisconsin, our domiciliary state, require a mortgage insurer to maintain a minimum amount of statutory capital relative to the risk in force (or a similar measure) in order for the mortgage insurer to continue to write new business. We refer to these requirements as the "Capital Requirements." While formulations of minimum capital may vary in certain jurisdictions, the most common measure applied allows for a maximum permitted risk-to-capital ratio of 25 to 1. A risk-to-capital ratio will increase if the percentage decrease in capital exceeds the percentage decrease in insured risk. Therefore, as capital decreases, the same dollar decrease in capital will cause a greater percentage decrease in capital and a greater increase in the risk-to-capital ratio. Wisconsin does not regulate capital by using a risk-to-capital measure but instead requires us to maintain a minimum policyholder position ("MPP"). The "policyholder position" of a mortgage insurer is its net worth or surplus, contingency reserve and a portion of the reserves for unearned premiums.

In December 2011, our holding company, MGIC Investment Corporation, contributed $200 million to increase the statutory capital of MGIC to approximately $1.6 billion at December 31, 2011. (As of December 31, 2011, there was $487 million of cash and investments at our holding company). At December 31, 2011, MGIC's risk-to-capital ratio was 20.3 to 1 and its policyholder position exceeded the MPP by $185 million. We currently expect MGIC's risk-to-capital to exceed 25 to 1 in the second half of 2012. At December 31, 2011, the risk-to-capital ratio of our combined insurance operations (which includes reinsurance affiliates) was 22.2 to 1. A higher risk-to-capital ratio on a combined basis may indicate that, in order for MGIC to continue to utilize reinsurance arrangements with its subsidiaries or subsidiaries of our holding company, additional capital contributions to the reinsurance affiliates could be needed. These reinsurance arrangements permit MGIC to write insurance with a higher coverage percentage than it could on its own under certain state-specific requirements.

The National Association of Insurance Commissioners ("NAIC") adopted Statement of Statutory Accounting Principles No. 101 ("SSAP No. 101") effective January 1, 2012. As MGIC approaches a risk-to-capital ratio of 25 to 1, under SSAP No. 101, the benefit to statutory capital allowed for deferred tax assets will be eliminated. Effectively, MGIC's risk-to-capital ratio, computed while excluding any deferred tax assets from the capital base, must be under 25 to 1 in order to include such deferred tax assets in the amount of available statutory capital. Any exclusion of these assets would negatively impact our statutory capital for purposes of calculating compliance with the Capital Requirements. At December 31, 2011, deferred tax assets of $142 million were included in MGIC's statutory capital. For more information about factors that could negatively impact our compliance with Capital Requirements, which depending on the severity of adverse outcomes could result in material non-compliance with Capital Requirements, see Note 20 – "Litigation and contingencies" and Note 14 – "Income taxes." As discussed below, in accordance with Accounting Standards Codification ("ASC") 450-20, we have not accrued an estimated loss in our financial statements to reflect possible adverse developments in litigation or other dispute resolution proceedings. An accrual, if one was required and depending on the amount, could result in material non-compliance with Capital Requirements.

Although we currently meet the Capital Requirements of the jurisdictions in which we write business, in December 2009, the Office of the Commissioner of Insurance of the State of Wisconsin ("OCI") issued an order waiving, until December 31, 2011, its Capital Requirements. On January 23, 2012, the OCI issued an order (the "New Order") waiving, until December 31, 2013, its Capital Requirements. In place of the Capital Requirements, the New Order provides, as did the prior order, that MGIC can write new business as long as it maintains regulatory capital that the OCI determines is reasonably in excess of a level that would constitute a financially hazardous condition. Pursuant to the New Order, MGIC contributed $200 million to MGIC Indemnity Corporation ("MIC"), a direct subsidiary of MGIC, in January 2012, as part of the plan discussed below to write new mortgage insurance in MIC in certain jurisdictions.

The New Order requires MGIC Investment Corporation, beginning January 1, 2012 and continuing through the earlier of December 31, 2013 and the termination of the New Order (the "Covered Period"), to make cash equity contributions to MGIC as may be necessary so that its "Liquid Assets" are at least $1 billion (this portion of the New Order is referred to as the "Keepwell Provision"). "Liquid Assets", which include those of MGIC as well as those held in certain of our subsidiaries, excluding MIC and its reinsurance affiliates, are the sum of (i) the aggregate cash and cash equivalents, (ii) fair market value of investments and (iii) assets held in trusts supporting the obligations of captive mortgage reinsurers to MGIC. As of December 31, 2011, "Liquid Assets" were approximately $6.4 billion. Although we do not expect that MGIC's Liquid Assets will fall below $1 billion during the Covered Period, we do expect the amount of Liquid Assets to continue to decline materially after December 31, 2011 and through the end of the Covered Period as MGIC's claim payments and other uses of cash continue to exceed cash generated from operations. For more information about factors that could negatively impact MGIC's Liquid Assets, see Note 20 – "Litigation and contingencies" and Note 14 – "Income taxes."

MGIC previously applied for waivers in all jurisdictions besides Wisconsin that have Capital Requirements and received waivers from some of them. Most of the waivers that MGIC received expired December 31, 2011. We expect to reapply for waivers in all other jurisdictions that have Capital Requirements, and whose laws allow waivers ("Waiver Jurisdictions"), before they are needed. Some jurisdictions denied our original request for a waiver and others may deny future requests. The OCI and insurance departments of other jurisdictions, in their sole discretion, may modify, terminate or extend their waivers. Any modification or extension of the Keepwell Provision requires our written consent. If the OCI or another insurance department modifies or terminates its waiver, or if it fails to grant a waiver or renew its waiver after expiration, depending on the circumstances, MGIC could be prevented from writing new business anywhere, in the case of the waiver from the OCI, or in the particular jurisdiction, in the case of the other waivers, if MGIC does not comply with the Capital Requirements unless MGIC obtained additional capital to enable it to comply with the Capital Requirements. New insurance written in the jurisdictions that have Capital Requirements represented approximately 50% of new insurance written in each of 2010 and 2011. If we were prevented from writing new business in all jurisdictions, our insurance operations in MGIC would be in run-off (meaning no new loans would be insured but loans previously insured would continue to be covered, with premiums continuing to be received and losses continuing to be paid on those loans) until MGIC either met the Capital Requirements or obtained a necessary waiver to allow it to once again write new business.

We cannot assure you that all Waiver Jurisdictions will grant a waiver of their Capital Requirements, the OCI or any other jurisdiction that has granted a waiver of its Capital Requirements will not modify or revoke the waiver, or will renew the waiver when it expires, or that MGIC could obtain the additional capital necessary to comply with the Capital Requirements. Depending on the circumstances, the amount of additional capital we might need could be substantial.

We have implemented a plan to write new mortgage insurance in MIC in selected jurisdictions in order to address our expectation that in the future MGIC will not meet the Capital Requirements discussed above and may not be able to obtain appropriate waivers of these requirements in all jurisdictions in which Capital Requirements are present. As of December 31, 2011, MIC had statutory capital of $234 million (which does not include the $200 million contribution that was made in January 2012, in accordance with the New Order). MIC has received the necessary approvals, including from the OCI, to write business in all of the jurisdictions in which MGIC would be prohibited from continuing to write new business in the event of MGIC's failure to meet Capital Requirements and obtain waivers of those requirements. Depending on the level of losses that MGIC experiences in the future, however, it is possible that regulatory action by one or more jurisdictions, including those that do not have specific Capital Requirements, may prevent MGIC from continuing to write new insurance in some or all of the jurisdictions in which MIC is not eligible to insure loans purchased or guaranteed by Fannie Mae or Freddie Mac. If this were to occur, we would need to seek the GSEs' approval to allow MIC to write business in those jurisdictions. MIC has obtained the appropriate licenses to write business in all jurisdictions.

In October 2009, we, MGIC and MIC entered into an agreement with Fannie Mae under which MGIC agreed to contribute $200 million to MIC (which MGIC did in 2009) and Fannie Mae approved MIC as an eligible mortgage insurer through December 31, 2011. On January 23, 2012, we, MGIC and MIC, entered into a new agreement with Fannie Mae (the "Fannie Mae Extension") under which we agreed to contribute $200 million to increase the statutory capital of MGIC (our $200 million contribution in December 2011 met this requirement), MGIC agreed to contribute $200 million to MIC on or before January 31, 2012, which MGIC did, and Fannie Mae extended its approval of MIC as an eligible mortgage insurer through December 31, 2013. Under the Fannie Mae Extension, MIC will be eligible to write mortgage insurance only in those jurisdictions (other than Wisconsin) in which MGIC cannot write new insurance due to MGIC's failure to meet Capital Requirements and if MGIC fails to obtain relief from those requirements or a specific waiver of them. The Fannie Mae Extension includes other conditions and restrictions, including the continued effectiveness of the OCI's New Order and the continued applicability of the Keepwell Provisions in the New Order. As noted above, we cannot assure you that the OCI will not modify or revoke the New Order, or that it will renew it when it expires.

On February 11, 2010, Freddie Mac notified MGIC that it may utilize MIC to write new business in jurisdictions in which MGIC does not meet Capital Requirements and does not obtain appropriate waivers of those requirements. Freddie Mac's approval, scheduled to expire December 31, 2012, contained various conditions to MIC's eligibility, including that MIC could not be capitalized with more than the $200 million contribution made in 2009, without prior approval from Freddie Mac. On January 23, 2012, Freddie Mac agreed to modify its approval in order to allow the $200 million contribution from MGIC to MIC that is provided for in the New Order and the Fannie Mae Extension (the "Freddie Mac Approval").

Under the Freddie Mac Approval, MIC may write business only in those jurisdictions where MGIC does not meet the Capital Requirements and does not obtain appropriate waivers of those requirements. Freddie Mac anticipates that MGIC will obtain waivers of the minimum capital requirements of most jurisdictions that have such requirements. Therefore, as of the date of the Freddie Mac Approval, approval of MIC as an eligible mortgage insurer is only given for New York, Kansas, Kentucky, Idaho and Puerto Rico. The Freddie Mac Approval, includes certain conditions and restrictions to its continued effectiveness, including requirements that MGIC contribute $200 million to MIC on or before January 31, 2012, which MGIC did; MIC provide MGIC access to the capital of MIC in an amount necessary for MGIC to maintain sufficient liquidity to satisfy its obligations under insurance policies issued by MGIC; while MIC is writing new business under the Freddie Mac approval, MIC may not exceed a risk-to-capital ratio of 20:1; MGIC and MIC comply with all terms and conditions of the New Order and the New Order remain effective. As noted above, we cannot assure you that the OCI will not modify or revoke the New Order, or that it will renew it when it expires. As noted above, Freddie Mac has approved MIC as a Limited Insurer only through December 31, 2012 and Freddie Mac may modify the terms and conditions of its approval at any time without notice and may withdraw its approval of MIC as an eligible insurer at any time in its sole discretion. Unless Freddie Mac extends the term of its approval of MIC, whether MIC will continue as an eligible mortgage insurer after December 31, 2012 will be determined by Freddie Mac's mortgage insurer eligibility requirements then in effect.

In 2011, one of our competitors, Republic Mortgage Insurance Company ("RMIC"), ceased writing new insurance commitments after the waiver of Capital Requirements that it received from its domiciliary state expired. In early 2012, RMIC was placed under the supervision of the insurance department of its domiciliary state and that insurance department issued a partial claim payment plan, under which RMIC's claim payments will be made at 50% for an initial period not to exceed one year, with the remaining amount deferred. In 2011, another competitor, PMI Mortgage Insurance Co. ("PMI") and the subsidiary it established to write new business if PMI was no longer able to do so, ceased issuing new mortgage insurance commitments when PMI was placed under the supervision of the insurance department of its domiciliary state. Later that year, the insurance department took possession and control of PMI and issued a partial claim payment plan, under which PMI's claim payments will be made at 50%, with the remaining amount deferred. (PMI's parent company subsequently filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code.)

A failure to meet the Capital Requirements to insure new business does not necessarily mean that MGIC does not have sufficient resources to pay claims on its insurance liabilities. While we believe that MGIC has sufficient claims paying resources to meet its claim obligations on its insurance in force, even in scenarios in which it fails to meet Capital Requirements, we cannot assure you that the events that led to MGIC failing to meet Capital Requirements would not also result in it not having sufficient claims paying resources. Furthermore, our estimates of MGIC's claims paying resources and claim obligations are based on various assumptions. These assumptions include our anticipated rescission activity; the timing of the receipt of claims on loans in our delinquency inventory and future claims that we anticipate will ultimately be received; future housing values and future unemployment rates. These assumptions are subject to inherent uncertainty and require judgment by management. Current conditions in the domestic economy make the assumptions about when anticipated claims will be received, housing values and unemployment rates highly volatile in the sense that there is a wide range of reasonably possible outcomes. Our anticipated rescission activity is also subject to inherent uncertainty due to the difficulty of predicting the amount of claims that will be rescinded and the outcome of any legal proceedings related to rescissions that we make, including those with Countrywide. (For more information about the Countrywide legal proceedings, see Note 20 – "Litigation and contingencies.")

Historically, rescissions of policies for which claims have been submitted to us were not a material portion of our claims resolved during a year. However, beginning in 2008, our rescissions of policies have materially mitigated our paid losses. In each of 2009 and 2010, rescissions mitigated our paid losses by approximately $1.2 billion and in 2011, rescissions mitigated our paid losses by approximately $0.6 billion (in each case, the figure includes amounts that would have either resulted in a claim payment or been charged to a deductible under a bulk or pool policy, and may have been charged to a captive reinsurer). In recent quarters, 17% to 20% of claims received in a quarter have been resolved by rescissions, down from the peak of approximately 28% in the first half of 2009. In the second half of 2011, Countrywide materially increased the percentage of loans for which it is rebutting the assertions that we make prior to rescinding a loan. When we receive a rebuttal prior to a rescission, we do not rescind coverage until after we respond to the rebuttal. Therefore, in addition to our substantial pipeline of claims investigations, we have a substantial pipeline of pre-rescission rebuttals that, based on our historical experience with such rebuttals, we expect will eventually result in rescissions. We continue to expect that the percentage of claims that will be resolved through rescissions will continue to decline after resolution of the rebuttal pipeline.

Our loss reserving methodology incorporates the effects we expect rescission activity to have on the losses we expect to pay on our delinquent inventory. A variance between ultimate actual rescission rates and these estimates, as a result of the outcome of claims investigations, litigation, settlements or other factors, could materially affect our losses. We estimate rescissions mitigated our incurred losses by approximately $2.5 billion in 2009 and $0.2 billion in 2010. In 2011, we estimate that rescissions had no significant impact on our losses incurred. All of these figures include the benefit of claims not paid in the period as well as the impact of changes in our estimated expected rescission activity on our loss reserves in the period. At December 31, 2011, we had 175,639 loans in our primary delinquency inventory; a significant portion of these loans will cure their delinquency or be rescinded and will not involve paid claims.

If the insured disputes our right to rescind coverage, the outcome of the dispute ultimately would be determined by legal proceedings. Legal proceedings disputing our right to rescind coverage may be brought up to three years after the lender has obtained title to the property (typically through a foreclosure) or the property was sold in a sale that we approved, whichever is applicable, although in a few jurisdictions there is a longer time to bring such an action. For the majority of our rescissions that are not subject to a settlement agreement, the period in which a dispute may be brought has not ended. We consider a rescission resolved for financial reporting purposes even though legal proceedings have been initiated and are ongoing. Although it is reasonably possible that, when the proceedings are completed, there will be a determination that we were not entitled to rescind in all cases, we are unable to make a reasonable estimate or range of estimates of the potential liability. Under ASC 450-20, an estimated loss from such proceedings is accrued for only if we determine that the loss is probable and can be reasonably estimated. Therefore, when establishing our loss reserves, we do not include additional loss reserves that would reflect an adverse outcome from ongoing legal proceedings, including those with Countrywide. For more information about these legal proceedings, see Note 20 – "Litigation and contingencies."

In addition to the proceedings involving Countrywide, we are involved in legal proceedings with respect to rescissions that we do not consider to be collectively material in amount. Although it is reasonably possible that, when these discussions or proceedings are completed, there will be a conclusion or determination that we were not entitled to rescind in all cases, we are unable to make a reasonable estimate or range of estimates of the potential liability.

In 2010, we entered into a settlement agreement with a lender-customer regarding our rescission practices. In April 2011, Freddie Mac advised its servicers that they must obtain its prior approval for rescission settlements and Fannie Mae advised its servicers that they are prohibited from entering into such settlements. In addition, in April 2011, Fannie Mae notified us that we must obtain its prior approval to enter into certain settlements. We continue to discuss with other lender-customers their objections to material rescissions and have reached settlement terms with several of our significant lender-customers. Any definitive agreement with these customers would be subject to GSE approval. One GSE has approved one of our settlement agreements, but this agreement remains subject to the approval of the other GSE. We believe that it is probable (within the meaning of ASC 450-20) that this agreement will be approved by the other GSE. As a result, we considered the terms of the agreement when establishing our loss reserves at December 31, 2011. This agreement did not have a significant impact on our established loss reserves. Neither GSE has approved our other settlement agreements and the terms of these other agreements were not considered when establishing our loss reserves at December 31, 2011. There can be no assurances that both GSEs will approve any settlement agreements and the GSEs may approve some of our settlement agreements and reject others based on the specific terms of those agreements.

See additional disclosure regarding statutory capital in Note 17 – "Statutory capital."

## 2. Basis of presentation

The accompanying financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (GAAP), as codified in the Accounting Standards Codification. In accordance with GAAP, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

### Principles of consolidation

The consolidated financial statements include the accounts of MGIC Investment Corporation and its majority-owned subsidiaries. All intercompany transactions have been eliminated.

## 3. Summary of significant accounting policies

### Fair Value Measurements

In accordance with fair value guidance, we applied the following fair value hierarchy in order to measure fair value for assets and liabilities:

Level 1 – Quoted prices for identical instruments in active markets that we have the ability to access. Financial assets utilizing Level 1 inputs primarily include certain U.S. Treasury securities and obligations of U.S. government corporations and agencies and Australian government and semi government securities.

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and inputs, other than quoted prices, that are observable in the marketplace for the financial instrument. The observable inputs are used in valuation models to calculate the fair value of the financial instruments. Financial assets utilizing Level 2 inputs primarily include certain municipal and corporate bonds.

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or value drivers are unobservable. Level 3 inputs reflect our own assumptions about the assumptions a market participant would use in pricing an asset or liability. Financial assets utilizing Level 3 inputs include certain state and auction rate (backed by student loans) securities. Non-financial assets which utilize Level 3 inputs include real estate acquired through claim settlement.

To determine the fair value of securities available-for-sale in Level 1 and Level 2 of the fair value hierarchy, independent pricing sources have been utilized. One price is provided per security based on observable market data. To ensure securities are appropriately classified in the fair value hierarchy, we review the pricing techniques and methodologies of the independent pricing sources and believe that their policies adequately consider market activity, either based on specific transactions for the issue valued or based on modeling of securities with similar credit quality, duration, yield and structure that were recently traded. A variety of inputs are utilized by the independent pricing sources including benchmark yields, reported trades, non-binding broker/dealer quotes, issuer spreads, two sided markets, benchmark securities, bids, offers and reference data including data published in market research publications. Inputs may be weighted differently for any security, and not all inputs are used for each security evaluation. Market indicators, industry and economic events are also considered. This information is evaluated using a multidimensional pricing model. Quality controls are performed by the independent pricing sources throughout this process, which include reviewing tolerance reports, trading information and data changes, and directional moves compared to market moves. This model combines all inputs to arrive at a value assigned to each security. In addition, on a quarterly basis, we perform quality controls over values received from the pricing sources which include reviewing tolerance reports, trading information and data changes, and directional moves compared to market moves. We have not made any adjustments to the prices obtained from the independent pricing sources.

Assets classified as Level 3 are as follows:

- Securities available-for-sale classified in Level 3 are not readily marketable and are valued using internally developed models based on the present value of expected cash flows. Our Level 3 securities primarily consist of auction rate securities as observable inputs or value drivers are unavailable due to events described in Note 6 – "Investments." Due to limited market information, we utilized a discounted cash flow ("DCF") model to derive an estimate of fair value of these assets at December 31, 2011 and 2010. The assumptions used in preparing the DCF model included estimates with respect to the amount and timing of future interest and principal payments, the probability of full repayment of the principal considering the credit quality and guarantees in place, and the rate of return required by investors to own such securities given the current liquidity risk associated with them. The DCF model for the auction rate securities is based on the following key assumptions:

  - Nominal credit risk as substantially all of the underlying collateral of these securities is ultimately guaranteed by the United States Department of Education;
  - Liquidity by December 31, 2012 through December 31, 2014;
  - Continued receipt of contractual interest; and
  - Discount rates ranging from 2.30% to 4.30%, which include a spread for liquidity risk.

- Real estate acquired through claim settlement is fair valued at the lower of our acquisition cost or a percentage of appraised value. The percentage applied to appraised value is based upon our historical sales experience adjusted for current trends.

**Investments**

Our entire investment portfolio is classified as available-for-sale and is reported at fair value. The related unrealized gains or losses are, after considering the related tax expense or benefit, recognized as a component of accumulated other comprehensive income in shareholders' equity. Realized investment gains and losses are reported in income based upon specific identification of securities sold. (See Note 6 – "Investments.")

In April 2009, new accounting guidance regarding the recognition and presentation of other-than-temporary impairments was issued. This guidance was effective beginning with the quarter ending June 30, 2009. The guidance required us to separate an other-than-temporary impairment ("OTTI") of a debt security into two components when there are credit related losses associated with the impaired debt security; we assert that we do not have the intent to sell the security, and it is more likely than not that we will not be required to sell the security before recovery of our cost basis. Under this guidance the amount of the OTTI related to a credit loss is recognized in earnings, and the amount of the OTTI related to other factors (such as changes in interest rates or market conditions) is recorded as a component of other comprehensive income (loss). If we determine it is more likely than not that we will have to sell a debt security prior to the anticipated recovery, the decline in fair value below amortized cost is recognized as an OTTI in earnings. In periods after recognition of an OTTI on debt securities, we account for such securities as if they had been purchased on the measurement date of the OTTI at an amortized cost basis equal to the previous amortized cost basis less the OTTI recognized in earnings. For debt securities for which OTTI were recognized in earnings, the difference between the new amortized cost basis and the cash flows expected to be collected will be accreted into net investment income.

Each quarter we perform reviews of our investments in order to determine whether declines in fair value below amortized cost were considered other-than-temporary in accordance with applicable guidance. In evaluating whether a decline in fair value is other-than-temporary, we consider several factors including, but not limited to:

- our intent to sell the security or whether it is more likely than not that we will be required to sell the security before recovery;
- extent and duration of the decline;
- failure of the issuer to make scheduled interest or principal payments;
- change in rating below investment grade; and
- adverse conditions specifically related to the security, an industry, or a geographic area.

Under the current guidance a debt security impairment is deemed other than temporary if (1) we either intend to sell the security, or it is more likely than not that we will be required to sell the security before recovery or (2) we do not expect to collect cash flows sufficient to recover the amortized cost basis of the security.

**Home office and equipment**

Home office and equipment is carried at cost net of depreciation. For financial statement reporting purposes, depreciation is determined on a straight-line basis for the home office, equipment and data processing hardware over estimated lives of 45, 5 and 3 years, respectively. For income tax purposes, we use accelerated depreciation methods.

Home office and equipment is shown net of accumulated depreciation of $65.2 million, $62.9 million and $60.1 million at December 31, 2011, 2010 and 2009, respectively. Depreciation expense for the years ended December 31, 2011, 2010 and 2009 was $2.3 million, $2.9 million and $4.3 million, respectively.

**Deferred insurance policy acquisition costs**

Costs associated with the acquisition of mortgage insurance business, consisting of employee compensation and other policy issuance and underwriting expenses, are initially deferred and reported as deferred insurance policy acquisition costs ("DAC"). For each underwriting year of business, these costs are amortized to income in proportion to estimated gross profits over the estimated life of the policies. We utilize anticipated investment income in our calculation. This includes accruing interest on the unamortized balance of DAC. The estimates for each underwriting year are reviewed quarterly and updated when necessary to reflect actual experience and any changes to key variables such as persistency or loss development. If a premium deficiency exists, we reduce the related DAC by the amount of the deficiency or to zero through a charge to current period earnings. If the deficiency is more than the related DAC balance, we then establish a premium deficiency reserve equal to the excess, by means of a charge to current period earnings.

**Loss reserves**

Reserves are established for reported insurance losses and loss adjustment expenses based on when we receive notices of default on insured mortgage loans. We define a default as an insured loan with a mortgage payment that is 45 days or more past due. Reserves are also established for estimated losses incurred on notices of default not yet reported to us. Even though the accounting standard, ASC 944, regarding accounting and reporting by insurance entities specifically excludes mortgage insurance from its guidance relating to loss reserves, we establish loss reserves using the general principles contained in the insurance standard. However, consistent with industry standards for mortgage insurers, we do not establish loss reserves for future claims on insured loans which are not currently in default. Loss reserves are established by estimating the number of loans in our inventory of delinquent loans that will result in a claim payment, which is referred to as the claim rate, and further estimating the amount of the claim payment, which is referred to as claim severity. Our loss estimates are established based upon historical experience, including rescission and loan modification activity. Adjustments to reserve estimates are reflected in the financial statements in the years in which the adjustments are made. The liability for reinsurance assumed is based on information provided by the ceding companies.

The incurred but not reported ("IBNR") reserves result from defaults occurring prior to the close of an accounting period, but which have not been reported to us. Consistent with reserves for reported defaults, IBNR reserves are established using estimated claim rates and claim amounts for the estimated number of defaults not reported.

Reserves also provide for the estimated costs of settling claims, including legal and other expenses and general expenses of administering the claims settlement process. (See Note 9 – "Loss reserves.")

**Premium deficiency reserve**

After our loss reserves are initially established, we perform premium deficiency tests using our best estimate assumptions as of the testing date. Premium deficiency reserves are established, if necessary, when the present value of expected future losses and expenses exceeds the present value of expected future premium and already established reserves. The discount rate used in the calculation of the premium deficiency reserve was based upon our pre-tax investment yield at year-end. Products are grouped for premium deficiency purposes based on similarities in the way the products are acquired, serviced and measured for profitability.

Calculations of premium deficiency reserves require the use of significant judgments and estimates to determine the present value of future premium and present value of expected losses and expenses on our business. The present value of future premium relies on, among other factors, assumptions about persistency and repayment patterns on underlying loans. The present value of expected losses and expenses depends on assumptions relating to severity of claims and claim rates on current defaults, and expected defaults in future periods. These assumptions also include an estimate of expected rescission activity. Assumptions used in calculating the deficiency reserves can be affected by volatility in the current housing and mortgage lending industries and these effects could be material. To the extent premium patterns and actual loss experience differ from the assumptions used in calculating the premium deficiency reserves, the differences between the actual results and our estimate will affect future period earnings. (See Note 10 - "Premium deficiency reserve.")

**Revenue recognition**

We write policies which are guaranteed renewable contracts at the insured's option on a single, annual or monthly premium basis. We have no ability to reunderwrite or reprice these contracts. Premiums written on a single premium basis and an annual premium basis are initially deferred as unearned premium reserve and earned over the policy term. Premiums written on policies covering more than one year are amortized over the policy life in accordance with the expiration of risk which is the anticipated claim payment pattern based on historical experience. Premiums written on annual policies are earned on a monthly pro rata basis. Premiums written on monthly policies are earned as coverage is provided. When a policy is cancelled, all premium that is non-refundable is immediately earned. Any refundable premium is returned to the lender. Cancellations include rescissions and policies cancelled due to claim payment. When a policy is rescinded, all previously collected premium is returned to the lender and when a claim is paid we return any premium received since the date of default. The liability associated with our estimate of premium to be returned is accrued for separately and separate components of this liability are included in "Other liabilities" and "Premium deficiency reserves" on our consolidated balance sheet. Changes in these liabilities affect premiums written and earned and change in premium deficiency reserve, respectively. In periods prior to 2010, the liability associated with premium to be returned on claim payments is included in loss reserves and changes to this estimate affect losses incurred. This policy did not have a significant impact on premiums written and earned or losses incurred in periods prior to 2010. The actual return of premium for all periods affects premiums written and earned. Policy cancellations also lower the persistency rate which is a variable used in calculating the rate of amortization of deferred insurance policy acquisition costs.

Fee income of our non-insurance subsidiaries is earned and recognized as the services are provided and the customer is obligated to pay. Fee income consists primarily of contract underwriting and related fee-based services provided to lenders and is included in "Other revenue" on the statement of operations.

**Income taxes**

Federal tax law permits mortgage guaranty insurance companies to deduct from taxable income, subject to certain limitations, the amounts added to contingency loss reserves, which are recorded for regulatory purposes. Generally, the amounts so deducted must be included in taxable income in the tenth subsequent year. However, to the extent incurred losses exceed 35% of net premiums earned in a calendar year, early withdrawals may be made from the contingency reserves with regulatory approval, which would lead to amounts being included in taxable income earlier than the tenth year. The deduction is allowed only to the extent that U.S. government non-interest bearing tax and loss bonds are purchased and held in an amount equal to the tax benefit attributable to such deduction. We account for these purchases as a payment of current federal income taxes. There were no purchases of tax and loss bonds in 2009, 2010 or 2011. The last tax and loss bonds we held were redeemed in 2009.

Deferred income taxes are provided under the liability method, which recognizes the future tax effects of temporary differences between amounts reported in the financial statements and the tax bases of these items. The expected tax effects are computed at the current federal tax rate. We review the need to establish a deferred tax asset valuation allowance on a quarterly basis. We analyze several factors, among which are the severity and frequency of operating losses, our capacity for the carryback or carryforward of any losses, the expected occurrence of future income or loss and available tax planning alternatives. As discussed in Note 14 –"Income Taxes," we have reduced our benefit from income tax through the recognition of a valuation allowance.

We provide for uncertain tax positions and the related interest and penalties based on our assessment of whether a tax benefit is more likely than not to be sustained under any examination by taxing authorities.

**Benefit plans**

We have a non-contributory defined benefit pension plan covering substantially all employees, as well as a supplemental executive retirement plan. Retirement benefits are based on compensation and years of service. We recognize these retirement benefit costs over the period during which employees render the service that qualifies them for benefits. Our policy is to fund pension cost as required under the Employee Retirement Income Security Act of 1974.

We offer both medical and dental benefits for retired domestic employees, their spouses and eligible dependents until the retiree reaches the age of 65. Under the plan retirees pay a premium for these benefits. We accrue the estimated costs of retiree medical and dental benefits over the period during which employees render the service that qualifies them for benefits. Historically benefits were generally funded as they were due, however beginning in 2009 some benefits have been paid from the fund. The cost to us has not been significant. (See Note 13 – "Benefit plans.")

**Reinsurance**

Loss reserves and unearned premiums are reported before taking credit for amounts ceded under reinsurance treaties. Ceded loss reserves are reflected as "Reinsurance recoverable on loss reserves." Ceded unearned premiums are included in "Other assets." Ceded losses paid are reflected as "Reinsurance recoverable on paid losses." Ceded premiums payable are included in "Other liabilities." We remain liable for all reinsurance ceded. (See Note 11 – "Reinsurance.")

**Foreign Currency Translation**

Assets and liabilities denominated in a foreign currency are translated at the year-end exchange rates. Operating results are translated at average rates of exchange prevailing during the year. Unrealized gains and losses, net of deferred taxes, resulting from translation are included in accumulated other comprehensive income in stockholders' equity. Gains and losses resulting from transactions in a foreign currency are recorded in current period net income at the rate on the transaction date.

**Share-Based Compensation**

We have certain share-based compensation plans. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period which generally corresponds to the vesting period. The fair value of awards classified as liabilities is remeasured at each reporting period until the award is settled. Awards under our plans generally vest over periods ranging from one to five years. (See Note 18 – "Share-based compensation plans.")

**Earnings per share**

Our basic EPS is based on the weighted average number of common shares outstanding, which excludes participating securities with non-forfeitable rights to dividends of 1.1 million, 1.8 million and 1.9 million, respectively, for the years ended December 31, 2011, 2010 and 2009 because they were anti-dilutive due to our reported net loss. Typically, diluted EPS is based on the weighted average number of common shares outstanding plus common stock equivalents which include certain stock awards, stock options and the dilutive effect of our convertible debt. In accordance with accounting guidance, if we report a net loss from continuing operations, then our diluted EPS is computed in the same manner as the basic EPS. In addition, if any common stock equivalents are anti-dilutive they are always excluded from the calculation. The following is a reconciliation of the weighted average number of shares; however for the years ended December 31, 2011, 2010 and 2009, common stock equivalents of 55.6 million, 47.4 million and 37.6 million, respectively, were not included because they were anti-dilutive.

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | (In thousands, except per share data) | | |
| Basic loss per share: | | | |
| Average common shares outstanding | 201,019 | 176,406 | 124,209 |
| Net loss | $ (485,892) | $ (363,735) | $ (1,322,277) |
| Basic loss per share | $ (2.42) | $ (2.06) | $ (10.65) |
| Diluted loss per share: | | | |
| Weighted-average shares – Basic | 201,019 | 176,406 | 124,209 |
| Common stock equivalents | - | - | - |
| Weighted-average shares – Diluted | 201,019 | 176,406 | 124,209 |
| Net loss | $ (485,892) | $ (363,735) | $ (1,322,277) |
| Diluted loss per share | $ (2.42) | $ (2.06) | $ (10.65) |

**Other comprehensive income**

Our total other comprehensive income was as follows:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | (In thousands) | | |
| Net loss | $ (485,892) | $ (363,735) | $ (1,322,277) |
| Other comprehensive income (loss) | 7,988 | (52,019) | 180,944 |
| Total other comprehensive loss | $ (477,904) | $ (415,754) | $ (1,141,333) |
| Other comprehensive income (loss) (net of tax): | | | |
| Change in unrealized gains and losses on investments | $ 21,057 | $ (69,074) | $ 154,358 |
| Noncredit component of impairment loss | - | - | (1,764) |
| Amortization related to benefit plans | (12,862) | 6,390 | 10,704 |
| Unrealized foreign currency translation adjustment | (207) | 10,665 | 17,646 |
| Other comprehensive income (loss) | $ 7,988 | $ (52,019) | $ 180,944 |

The tax expense (benefit) on other comprehensive income was $3.6 million, $5.9 million (adjusted for the valuation allowance, see Note 14 – "Income taxes") and $98.1 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Our total accumulated other comprehensive income was as follows:

| | December 31, 2011 | December 31, 2010 |
|---|---|---|
| | (In thousands) | |
| Accumulated other comprehensive income (loss): | | |
| Unrealized gains (losses) on investments | $ 53,561 | $ 32,503 |
| Defined benefit plans | (43,642) | (30,780) |
| Foreign currency translation adjustment | 20,205 | 20,413 |
| Total accumulated other comprehensive income | $ 30,124 | $ 22,136 |

**Cash and cash equivalents**

We consider money market funds and investments with original maturities of three months or less to be cash equivalents.

**Reclassifications**

Certain reclassifications have been made in the accompanying financial statements to 2010 and 2009 amounts to conform to the 2011 presentation.

**Subsequent events**

We have considered subsequent events through the date of this filing.

## 4. New accounting policies

In June 2011, as amended in December 2011, new guidance was issued requiring entities to present net income and other comprehensive income in either a single continuous statement or in two separate, but consecutive, statements of net income and other comprehensive income. The option to present items of other comprehensive income in the statement of changes in equity is eliminated. The guidance is effective for interim and annual periods beginning after December 15, 2011. Early adoption is permitted. Full retrospective application is required. We are currently evaluating the provisions of this guidance and intend to meet the new requirements beginning in the first quarter of 2012.

In May 2011, new guidance was issued regarding fair value measurement. The guidance in the new standard is intended to harmonize the fair value measurement and disclosure requirements for United States and International standards. Many of the changes in the standard represent clarifications to existing guidance, but the standard also includes some new guidance and new required disclosures. The guidance is effective for interim and annual periods beginning after December 15, 2011. We are currently evaluating the provisions of this guidance and the impact on our financial statements and disclosures.

In October 2010, new guidance was issued on accounting for costs associated with acquiring or renewing insurance contracts. The new guidance will likely change how insurance companies account for acquisition costs, particularly in determining what costs are deferrable. The new requirements are effective for fiscal years beginning after December 15, 2011, either prospectively or by retrospective adjustment. We are currently evaluating the provisions of this guidance, however we do not expect the new guidance to have a material impact on our financial statements and disclosures.

## 5. Related party transactions

Credit Based Asset Servicing and Securitization LLC ("C-BASS"), a former minority-owned, unconsolidated, joint venture investment, provided certain services to us during 2009 in exchange for fees. The impact of these transactions was not material to us.

## 6. Investments

The amortized cost, gross unrealized gains and losses and fair value of the investment portfolio at December 31, 2011 and 2010 are shown below.

| December 31, 2011: | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses (1) | Fair Value |
|---|---|---|---|---|
| | | (In thousands) | | |
| U.S. Treasury securities and obligations of U.S. government corporations and agencies | $ 592,108 | $ 4,965 | $ (36) | $ 597,037 |
| Obligations of U.S. states and political subdivisions | 2,255,192 | 74,918 | (6,639) | 2,323,471 |
| Corporate debt securities | 2,007,720 | 32,750 | (7,619) | 2,032,851 |
| Residential mortgage-backed securities | 441,589 | 4,113 | (285) | 445,417 |
| Commercial mortgage-backed securities | 257,530 | 7,404 | - | 264,934 |
| Debt securities issued by foreign sovereign governments | 146,755 | 10,441 | (6) | 157,190 |
| Total debt securities | 5,700,894 | 134,591 | (14,585) | 5,820,900 |
| Equity securities | 2,666 | 82 | (1) | 2,747 |
| Total investment portfolio | $ 5,703,560 | $ 134,673 | $ (14,586) | $ 5,823,647 |

| December 31, 2010: | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses (1) | Fair Value |
|---|---|---|---|---|
| | | (In thousands) | | |
| U.S. Treasury securities and obligations of U.S. government corporations and agencies | $ 1,092,890 | $ 16,718 | $ (6,822) | $ 1,102,786 |
| Obligations of U.S. states and political subdivisions | 3,549,355 | 85,085 | (54,374) | 3,580,066 |
| Corporate debt securities | 2,521,275 | 54,975 | (11,291) | 2,564,959 |
| Residential mortgage-backed securities | 53,845 | 3,255 | - | 57,100 |
| Debt securities issued by foreign sovereign governments | 149,443 | 1,915 | (1,031) | 150,327 |
| Total debt securities | 7,366,808 | 161,948 | (73,518) | 7,455,238 |
| Equity securities | 3,049 | 40 | (45) | 3,044 |
| Total investment portfolio | $ 7,369,857 | $ 161,988 | $ (73,563) | $ 7,458,282 |

(1) There were no other-than-temporary impairment losses recorded in other comprehensive income at December 31, 2011 and 2010.

Our foreign investments primarily consist of the investment portfolio supporting our Australian domiciled subsidiary. This portfolio is comprised of Australian government and semi government securities, rated AAA, by one or more of the following major rating agencies: Moody's, Standard & Poor's and Fitch Ratings, representing 94% of the market value of our foreign investments with the remaining 6% invested in corporate securities.

The amortized cost and fair values of debt securities at December 31, 2011, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Because most auction rate and mortgage-backed securities provide for periodic payments throughout their lives, they are listed below in separate categories.

| December 31, 2011 | Amortized Cost | Fair Value |
|---|---|---|
| | (In thousands) | |
| Due in one year or less | $ 1,238,386 | $ 1,240,917 |
| Due after one year through five years | 1,860,588 | 1,900,400 |
| Due after five years through ten years | 897,967 | 942,561 |
| Due after ten years | 828,573 | 856,774 |
| | 4,825,514 | 4,940,652 |
| Residential mortgage-backed securities | 441,589 | 445,417 |
| Commercial mortgage-backed securities | 257,530 | 264,934 |
| Auction rate securities (1) | 176,261 | 169,897 |
| Total at December 31, 2011 | $ 5,700,894 | $ 5,820,900 |

(1) At December 31, 2011, 100% of auction rate securities had a contractual maturity greater than 10 years.

At December 31, 2011 and 2010, the investment portfolio had gross unrealized losses of $14.6 million and $73.6 million, respectively. For those securities in an unrealized loss position, the length of time the securities were in such a position, as measured by their month-end fair values, is as follows:

| December 31, 2011 | Less Than 12 Months Fair Value | Less Than 12 Months Unrealized Losses | 12 Months or Greater Fair Value | 12 Months or Greater Unrealized Losses | Total Fair Value | Total Unrealized Losses |
|---|---|---|---|---|---|---|
| | (In thousands) | | | | | |
| U.S. Treasury securities and obligations of U.S. government corporations and agencies | $ 78,546 | $ 36 | $ - | $ - | $ 78,546 | $ 36 |
| Obligations of U.S. states and political subdivisions | 188,879 | 837 | 137,965 | 5,802 | 326,844 | 6,639 |
| Corporate debt securities | 689,396 | 6,709 | 28,174 | 910 | 717,570 | 7,619 |
| Residential mortgage- backed securities | 120,405 | 285 | - | - | 120,405 | 285 |
| Debt securities issued by foreign sovereign governments | 484 | 6 | - | - | 484 | 6 |
| Equity securities | - | - | 33 | 1 | 33 | 1 |
| Total investment portfolio | $ 1,077,710 | $ 7,873 | $ 166,172 | $ 6,713 | $ 1,243,882 | $ 14,586 |

| December 31, 2010 | Less Than 12 Months Fair Value | Less Than 12 Months Unrealized Losses | 12 Months or Greater Fair Value | 12 Months or Greater Unrealized Losses | Total Fair Value | Total Unrealized Losses |
|---|---|---|---|---|---|---|
| | (In thousands) | | | | | |
| U.S. Treasury securities and obligations of U.S. government corporations and agencies | $ 258,235 | $ 6,822 | $ - | $ - | $ 258,235 | $ 6,822 |
| Obligations of U.S. states and political subdivisions | 1,160,877 | 32,415 | 359,629 | 21,959 | 1,520,506 | 54,374 |
| Corporate debt securities | 817,471 | 9,921 | 28,630 | 1,370 | 846,101 | 11,291 |
| Debt securities issued by foreign sovereign governments | 105,724 | 1,031 | - | - | 105,724 | 1,031 |
| Equity securities | 2,723 | 45 | - | - | 2,723 | 45 |
| Total investment portfolio | $ 2,345,030 | $ 50,234 | $ 388,259 | $ 23,329 | $ 2,733,289 | $ 73,563 |

The securities in an unrealized loss position for 12 months or greater are primarily auction rate securities ("ARS") backed by student loans. See further discussion of these securities below. The unrealized losses in all categories of our investments were primarily caused by the difference in interest rates at December 31, 2011 and December 31, 2010, respectively, compared to the interest rates at the time of purchase as well as the discount rate applied in our auction rate securities discounted cash flow model.

Under the current guidance a debt security impairment is deemed other than temporary if we either intend to sell the security, or it is more likely than not that we will be required to sell the security before recovery or we do not expect to collect cash flows sufficient to recover the amortized cost basis of the security. During 2011 we recognized OTTI losses in earnings of $0.7 million, related to further impairments on certain ARS previously impaired in 2010. During 2010 we recognized OTTI losses in earnings of $9.6 million. During 2009 we recognized OTTI losses in earnings of $40.9 million and an additional $1.8 million of OTTI losses in other comprehensive income. In 2010, our OTTI losses were primarily related to certain securities for which the expected cash flows are not sufficient to recover the amortized cost. In 2009, our OTTI losses were primarily related to securities for which we had the intent to sell.

The following table provides a rollforward of the amount related to credit losses recognized in earnings for which a portion of an OTTI loss was recognized in accumulated other comprehensive income (loss) for the years ended December 31, 2011 and 2010.

| | 2011 | 2010 |
|---|---|---|
| | (In thousands) | |
| Beginning balance | $ - | $ 1,021 |
| Addition for the amount related to the credit loss for which an OTTI was not previously recognized | - | - |
| Additional increases to the amount related to the credit loss for which an OTTI was previously recognized | - | - |
| Reductions for securities sold during the period (realized) | | (1,021) |
| Ending balance | $ - | $ - |

The fair value of our ARS backed by student loans was approximately $170 million and $358 million at December 31, 2011 and 2010, respectively. ARS are intended to behave like short-term debt instruments because their interest rates are reset periodically through an auction process, most commonly at intervals of 7, 28 and 35 days. The same auction process has historically provided a means by which we may rollover the investment or sell these securities at par in order to provide us with liquidity as needed. The ARS we hold are collateralized by portfolios of student loans, substantially all of which are ultimately 97% guaranteed by the United States Department of Education. At December 31, 2011, our ARS portfolio was 83% AAA/Aaa-rated by one or more of the major rating agencies.

In mid-February 2008, auctions began to fail due to insufficient buyers, as the amount of securities submitted for sale in auctions exceeded the aggregate amount of the bids. For each failed auction, the interest rate on the security moves to a maximum rate specified for each security, and generally resets at a level higher than specified short-term interest rate benchmarks. At December 31, 2011, our entire ARS portfolio, consisting of 19 investments, was subject to failed auctions; however, from the period when the auctions began to fail through December 31, 2011, $361 million in par value of ARS was either sold or called, with the average amount we received being approximately 97% of par which approximated the aggregate fair value prior to redemption. To date, we have collected all interest due on our ARS.

As a result of the persistent failed auctions, and the uncertainty of when these investments could be liquidated at par, the investment principal associated with failed auctions will not be accessible until successful auctions occur, a buyer is found outside of the auction process, the issuers establish a different form of financing to replace these securities, or final payments come due according to the contractual maturities of the debt issues. However, we continue to believe we will have liquidity to our ARS portfolio by December 31, 2014.

Net investment income is comprised of the following:

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| | | (In thousands) | |
| Fixed maturities | $ 202,301 | $ 236,734 | $ 291,304 |
| Equity securities | 330 | 315 | 819 |
| Cash equivalents | 496 | 1,526 | 3,056 |
| Interest on Sherman note | - | 10,796 | 11,323 |
| Other | 926 | 1,081 | 1,389 |
| Investment income | 204,053 | 250,452 | 307,891 |
| Investment expenses | (2,783) | (3,199) | (3,213) |
| Net investment income | $ 201,270 | $ 247,253 | $ 304,678 |

The net realized investment gains (losses), including impairment losses, and change in net unrealized appreciation (depreciation) of investments are as follows:

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| | | (In thousands) | |
| Net realized investment gains (losses) on investments: | | | |
| Fixed maturities | $ 142,284 | $ 93,017 | $ 51,109 |
| Equity securities | 330 | 151 | 116 |
| Joint ventures | - | (466) | - |
| Other | 101 | 235 | 709 |
| | $ 142,715 | $ 92,937 | $ 51,934 |
| Change in net unrealized appreciation (depreciation): | | | |
| Fixed maturities | $ 31,576 | $ (71,304) | $ 237,521 |
| Equity securities | 86 | (4) | 144 |
| Other | - | - | (2,263) |
| | $ 31,662 | $ (71,308) | $ 235,402 |

The reclassification adjustment relating to the change in unrealized investment gains and losses is as follows:

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| | | (In thousands) | |
| Net unrealized holding gains (losses) arising during the period, net of tax, included in accumulated other comprehensive income | $ 68,822 | $ (7,534) | $ 143,378 |
| Less: net gains (losses) reclassified out of accumulated other comprehensive income into earnings for the period | 47,765 | 61,540 | (9,216) |
| Change in unrealized investment gains (losses), net of tax | $ 21,057 | $ (69,074) | $ 152,594 |

Note: Components of the 2009 and 2010 "Change in unrealized investment gains (losses), net of tax" have been reclassified. The total "Change in unrealized investment gains (losses), net of tax" remains unchanged.

The tax expense related to the changes in net unrealized appreciation (depreciation) was $10.6 million, $1.0 million (adjusted for the valuation allowance, see Note 14 – "Income taxes") and $82.8 million for 2011, 2010 and 2009, respectively.

The gross realized gains, gross realized losses and impairment losses are as follows:

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| | | (In thousands) | |
| Gross realized gains | $ 158,659 | $ 119,325 | $ 112,148 |
| Gross realized losses | (15,229) | (16,278) | (19,274) |
| Impairment losses | (715) | (9,644) | (40,940) |
| Net realized gains on securities | $ 142,715 | $ 93,403 | $ 51,934 |
| Loss from joint ventures | - | (466) | - |
| Total net realized gains | $ 142,715 | $ 92,937 | $ 51,934 |

We had $22.3 million and $21.8 million of investments on deposit with various states at December 31, 2011 and 2010, respectively, due to regulatory requirements of those state insurance departments.

## 7. Fair value measurements

Fair value measurements for items measured at fair value included the following as of December 31, 2011 and 2010:

| | Fair Value | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
|---|---|---|---|---|
| | | (In thousands) | | |
| December 31, 2011 | | | | |
| U.S. Treasury securities and obligations of U.S. government corporations and agencies | $ 597,037 | $ 597,037 | $ - | $ - |
| Obligations of U.S. states and political subdivisions | 2,323,471 | - | 2,209,245 | 114,226 |
| Corporate debt securities | 2,032,851 | 1,455 | 1,971,168 | 60,228 |
| Residential mortgage-backed securities | 445,417 | - | 445,417 | - |
| Commercial mortgage-backed securities | 264,934 | - | 264,934 | - |
| Debt securities issued by foreign sovereign governments | 157,190 | 147,976 | 9,214 | - |
| Total debt securities | 5,820,900 | 746,468 | 4,899,978 | 174,454 |
| Equity securities | 2,747 | 2,426 | - | 321 |
| Total investments | $ 5,823,647 | $ 748,894 | $ 4,899,978 | $ 174,775 |
| Real estate acquired (1) | $ 1,621 | $ - | $ - | $ 1,621 |
| December 31, 2010 | | | | |
| U.S. Treasury securities and obligations of U.S. government corporations and agencies | $ 1,102,786 | $ 1,102,786 | $ - | $ - |
| Obligations of U.S. states and political subdivisions | 3,580,066 | - | 3,284,376 | 295,690 |
| Corporate debt securities | 2,564,959 | 2,563 | 2,492,343 | 70,053 |
| Residential mortgage-backed securities | 57,100 | - | 57,100 | - |
| Debt securities issued by foreign sovereign governments | 150,327 | 135,457 | 14,870 | - |
| Total debt securities | 7,455,238 | 1,240,806 | 5,848,689 | 365,743 |
| Equity securities | 3,044 | 2,723 | - | 321 |
| Total investments | $ 7,458,282 | $ 1,243,529 | $ 5,848,689 | $ 366,064 |
| Real estate acquired (1) | $ 6,220 | $ - | $ - | $ 6,220 |

(1) Real estate acquired through claim settlement, which is held for sale, is reported in Other Assets on the consolidated balance sheet.

There were no significant transfers of securities between Level 1 and Level 2 during 2011 or 2010.

For assets and liabilities measured at fair value using significant unobservable inputs (Level 3), a reconciliation of the beginning and ending balances for the years ended December 31, 2011 and 2010 is as follows:

| | Obligations of U.S. States and Political Subdivisions | Corporate Debt Securities | Equity Securities | Total Investments | Real Estate Acquired |
|---|---|---|---|---|---|
| | | | (In thousands) | | |
| Balance at December 31, 2010 | $ 295,690 | $ 70,053 | $ 321 | $ 366,064 | $ 6,220 |
| Total realized/unrealized gains (losses): | | | | | |
| Included in earnings and reported as realized investment gains (losses), net | (7,883) | 200 | - | (7,683) | - |
| Included in earnings and reported as net impairment losses recognized in earnings | - | (662) | - | (662) | - |
| Included in earnings and reported as losses incurred, net | - | - | - | - | (371) |
| Included in other comprehensive income | 6,894 | 637 | - | 7,531 | - |
| Purchases | - | - | - | - | 5,279 |
| Sales | (180,475) | (10,000) | - | (190,475) | (9,507) |
| Transfers into Level 3 | - | - | - | - | - |
| Transfers out of Level 3 | - | - | - | - | - |
| Balance at December 31, 2011 | $ 114,226 | $ 60,228 | $ 321 | $ 174,775 | $ 1,621 |
| Amount of total losses included in earnings for the year ended December 31, 2011 attributable to the change in unrealized losses on assets still held at December 31, 2011 | $ - | $ - | $ - | $ - | $ - |

| | Obligations of U.S. States and Political Subdivisions | Corporate Debt Securities | Equity Securities | Total Investments | Real Estate Acquired |
|---|---|---|---|---|---|
| | | | (In thousands) | | |
| Balance at December 31, 2009 | $ 370,341 | $ 129,338 | $ 321 | $ 500,000 | $ 3,830 |
| Total realized/unrealized gains (losses): | | | | | |
| Included in earnings and reported as realized investment gains (losses), net | - | (2,880) | - | (2,880) | - |
| Included in earnings and reported as net impairment losses recognized in earnings | - | (2,677) | - | (2,677) | - |
| Included in earnings and reported as losses incurred, net | - | - | - | - | (1,926) |
| Included in other comprehensive income | 4,913 | 5,342 | - | 10,255 | - |
| Purchases | - | - | - | - | 15,606 |
| Sales | (79,564) | (59,070) | - | (138,634) | (11,290) |
| Transfers into Level 3 | - | - | - | - | - |
| Transfers out of Level 3 | - | - | - | - | - |
| Balance at December 31, 2010 | $ 295,690 | $ 70,053 | $ 321 | $ 366,064 | $ 6,220 |
| Amount of total losses included in earnings for the year ended December 31, 2010 attributable to the change in unrealized losses on assets still held at December 31, 2010 | $ - | $ - | $ - | $ - | $ - |

Additional fair value disclosures related to our investment portfolio are included in Note 6 – "Investments". Fair value disclosures related to our debt are included in Note 8 – "Debt."

## 8. Debt

### Senior Notes

In September 2011 we repaid our $77.4 million, 5.625% Senior Notes that came due. At December 31, 2011 we had outstanding $171 million, 5.375% Senior Notes due in November 2015. During 2011 we repurchased $129 million in par value of our 5.375% Senior Notes due in November 2015. We recognized a gain on the repurchases of approximately $27.7 million, which is included in other revenue on the Consolidated Statements of Operations for the year ended December 31, 2011. At December 31, 2010 we had outstanding $77.4 million, 5.625% Senior Notes due in September 2011 and $300 million, 5.375% Senior Notes due in November 2015. Covenants in the Senior Notes include the requirement that there be no liens on the stock of the designated subsidiaries unless the Senior Notes are equally and ratably secured; that there be no disposition of the stock of designated subsidiaries unless all of the stock is disposed of for consideration equal to the fair market value of the stock; and that we and the designated subsidiaries preserve our corporate existence, rights and franchises unless we or any such subsidiary determines that such preservation is no longer necessary in the conduct of its business and that the loss thereof is not disadvantageous to the Senior Notes. A designated subsidiary is any of our consolidated subsidiaries which has shareholders' equity of at least 15% of our consolidated shareholders' equity. We were in compliance with all covenants at December 31, 2011.

If we fail to meet any of the covenants of the Senior Notes discussed above; there is a failure to pay when due at maturity, or a default results in the acceleration of maturity of, any of our other debt in an aggregate amount of $40 million or more; or we fail to make a payment of principal on the Senior Notes when due or a payment of interest on the Senior Notes within thirty days after due and we are not successful in obtaining an agreement from holders of a majority of the Senior Notes to change (or waive) the applicable requirement or payment default, then the holders of 25% or more of our Senior Notes would have the right to accelerate the maturity of those notes. In addition, the trustee, U.S. Bank National Association, of the Senior Notes could, independent of any action by holders of Senior Notes, accelerate the maturity of the Senior Notes.

At December 31, 2011 and 2010, the fair value of the amount outstanding under our Senior Notes was $116.7 million and $355.6 million, respectively. The fair value was determined using publicly available trade information.

Interest payments on the Senior Notes were $19.3 million, $20.5 million and $25.8 million for the years ended December 31, 2011, 2010, and 2009, respectively.

**Convertible Senior Notes**

At December 31, 2011 and 2010 we had outstanding $345 million principal amount of 5% Convertible Senior Notes due in 2017. Interest on the Convertible Senior Notes is payable semi-annually in arrears on May 1 and November 1 of each year. We do not have the right to defer interest payments on the Convertible Senior Notes. The Convertible Senior Notes will mature on May 1, 2017, unless earlier converted by the holders or repurchased by us. Covenants in the Convertible Senior Notes include a requirement to notify holders in advance of certain events and that we and the designated subsidiaries (defined above) preserve our corporate existence, rights and franchises unless we or any such subsidiary determines that such preservation is no longer necessary in the conduct of its business and that the loss thereof is not disadvantageous to the Convertible Senior Notes.

If we fail to meet any of the covenants of the Convertible Senior Notes; there is a failure to pay when due at maturity, or a default results in the acceleration of maturity of, any of our other debt in an aggregate amount of $40 million or more; a final judgment for the payment of $40 million or more (excluding any amounts covered by insurance) is rendered against us or any of our subsidiaries which judgment is not discharged or stayed within certain time limits; or we fail to make a payment of principal on the Convertible Senior Notes when due or a payment of interest on the Convertible Senior Notes within thirty days after due and we are not successful in obtaining an agreement from holders of a majority of the Convertible Senior Notes to change (or waive) the applicable requirement or payment default, then the holders of 25% or more of the Convertible Senior Notes would have the right to accelerate the maturity of those notes. In addition, the trustee of the Convertible Senior Notes could, independent of any action by holders, accelerate the maturity of the Convertible Senior Notes.

The Convertible Senior Notes are convertible, at the holder's option, at an initial conversion rate, which is subject to adjustment, of 74.4186 shares per $1,000 principal amount at any time prior to the maturity date. This represents an initial conversion price of approximately $13.44 per share. These Convertible Senior Notes will be equal in right of payment to our existing Senior Notes, discussed above, and will be senior in right of payment to our existing Convertible Junior Debentures, discussed below. Debt issuance costs are being amortized to interest expense over the contractual life of the Convertible Senior Notes. The provisions of the Convertible Senior Notes are complex. The description above is not intended to be complete in all respects. Moreover, that description is qualified in its entirety by the terms of the notes, which are contained in the Supplemental Indenture, dated as of April 26, 2010, between us and U.S. Bank National Association, as trustee, and the Indenture dated as of October 15, 2000, between us and the trustee.

At December 31, 2011 and 2010, the fair value of the amount outstanding under our Convertible Senior Notes was $202.3 million and $400.5 million, respectively. The fair value was determined using publicly available trade information.

Interest payments on the Convertible Senior Notes were $17.3 million and $8.9 million for the year ended December 31, 2011 and 2010, respectively.

**Convertible Junior Subordinated Debentures**

At December 31, 2011 and 2010 we had outstanding $389.5 million principal amount of 9% Convertible Junior Subordinated Debentures due in 2063 (the "debentures"). The debentures have an effective interest rate of 19% that reflects our non-convertible debt borrowing rate at the time of issuance. At December 31, 2011 and 2010 the amortized value of the principal amount of the debentures is reflected as a liability on our consolidated balance sheet of $344.4 million and $315.6 million, respectively, with the unamortized discount reflected in equity. The debentures rank junior to all of our existing and future senior indebtedness.

Interest on the debentures is payable semi-annually in arrears on April 1 and October 1 of each year. As long as no event of default with respect to the debentures has occurred and is continuing, we may defer interest, under an optional deferral provision, for one or more consecutive interest periods up to ten years without giving rise to an event of default. Deferred interest will accrue additional interest at the rate then applicable to the debentures. During an optional deferral period we may not pay or declare dividends on our common stock. Violations of the covenants under the Indenture governing the debentures, including covenants to provide certain documents to the trustee, are not events of default under the Indenture and would not allow the acceleration of amounts that we owe under the debentures. Similarly, events of default under, or acceleration of, any of our other obligations, including those described above, would not allow the acceleration of amounts that we owe under the debentures. However, violations of the events of default under the Indenture, including a failure to pay principal when due under the debentures and certain events of bankruptcy, insolvency or receivership involving our holding company would allow acceleration of amounts that we owe under the debentures.

Interest on the debentures that would have been payable on the scheduled interest payment dates of April 1, 2009, October 1, 2009 and April 1, 2010 had been deferred past the scheduled payment date. During this deferral period the deferred interest continued to accrue and compound semi-annually at an annual rate of 9%.

On October 1, 2010 we paid each of those deferred interest payments, including the compound interest on each. The interest payments, totaling approximately $57.5 million, were made from the net proceeds of our April 2010 common stock offering. We have remained current on these interest payments since

October 1, 2010. We continue to have the right to defer interest that is payable on subsequent scheduled interest payment dates if we give the required 15 day notice. Any deferral of such interest would be on terms equivalent to those described above.

When interest on the debentures is deferred, we are required, not later than a specified time, to use reasonable commercial efforts to begin selling qualifying securities to persons who are not our affiliates. The specified time is one business day after we pay interest on the debentures that was not deferred, or if earlier, the fifth anniversary of the scheduled interest payment date on which the deferral started. Qualifying securities are common stock, certain warrants and certain non-cumulative perpetual preferred stock. The requirement to use such efforts to sell such securities is called the Alternative Payment Mechanism.

The net proceeds of Alternative Payment Mechanism sales are to be applied to the payment of deferred interest, including the compound portion. We cannot pay deferred interest other than from the net proceeds of Alternative Payment Mechanism sales, except at the final maturity of the debentures or at the tenth anniversary of the start of the interest deferral. The Alternative Payment Mechanism does not require us to sell common stock or warrants before the fifth anniversary of the interest payment date on which that deferral started if the net proceeds (counting any net proceeds of those securities previously sold under the Alternative Payment Mechanism) would exceed the 2% cap. The 2% cap is 2% of the average closing price of our common stock times the number of our outstanding shares of common stock. The average price is determined over a specified period ending before the issuance of the common stock or warrants being sold, and the number of outstanding shares is determined as of the date of our most recent publicly released financial statements.

We are not required to issue under the Alternative Payment Mechanism a total of more than 10 million shares of common stock, including shares underlying qualifying warrants. In addition, we may not issue under the Alternative Payment Mechanism qualifying preferred stock if the total net proceeds of all issuances would exceed 25% of the aggregate principal amount of the debentures.

The Alternative Payment Mechanism does not apply during any period between scheduled interest payment dates if there is a "market disruption event" that occurs over a specified portion of such period. Market disruption events include any material adverse change in domestic or international economic or financial conditions.

The provisions of the Alternative Payment Mechanism are complex. The description above is not intended to be complete in all respects. Moreover, that description is qualified in its entirety by the terms of the debentures, which are contained in the Indenture, dated as of March 28, 2008, between us and U.S. Bank National Association, as trustee.

We may redeem the debentures prior to April 6, 2013, in whole but not in part, only in the event of a specified tax or rating agency event, as defined in the Indenture. In any such event, the redemption price will be equal to the greater of (1) 100% of the principal amount of the debentures being redeemed and (2) the applicable make-whole amount, as defined in the Indenture, in each case plus any accrued but unpaid interest. On or after April 6, 2013, we may redeem the debentures in whole or in part from time to time, at our option, at a redemption price equal to 100% of the principal amount of the debentures being redeemed, plus any accrued and unpaid interest, if the closing sale price of our common stock exceeds 130% of the then prevailing conversion price of the debentures for at least 20 of the 30 trading days preceding notice of the redemption. We will not be able to redeem the debentures, other than in the event of a specified tax event or rating agency event, during an optional deferral period.

The debentures are currently convertible, at the holder's option, at an initial conversion rate, which is subject to adjustment, of 74.0741 common shares per $1,000 principal amount of debentures at any time prior to the maturity date. This represents an initial conversion price of approximately $13.50 per share. If a holder elects to convert their debentures, deferred interest owed on the debentures being converted is also converted into shares of our common stock. The conversion rate for any deferred interest is based on the average price that our shares traded at during a 5-day period immediately prior to the election to convert. In lieu of issuing shares of common stock upon conversion of the debentures occurring after April 6, 2013, we may, at our option, make a cash payment to converting holders equal to the value of all or some of the shares of our common stock otherwise issuable upon conversion.

The fair value of the debentures was approximately $189.6 million and $432.4 million, respectively, at December 31, 2011 and 2010, as determined using available pricing for these debentures or similar instruments.

Interest payments on the debentures were $35.1 million and $75.0 million for the years ended December 31, 2011 and 2010, respectively. There were no interest payments made on the debentures in 2009 as we were in a deferral period that ended October 1, 2010 as discussed above.

**Other debt**

In June 2009, we repaid the $200 million that was then outstanding under our bank revolving credit facility and terminated the facility. Interest payments related to that facility were $6.4 million for the year ended December 31, 2009.

**9. Loss reserves**

As described in Note 3 – "Summary of significant accounting policies", we establish reserves to recognize the estimated liability for losses and loss adjustment expenses related to defaults on insured mortgage loans. Loss reserves are established by estimating the number of loans in our inventory of delinquent loans that will result in a claim payment, which is referred to as the claim rate, and further estimating the amount of the claim payment, which is referred to as claim severity.

Estimation of losses is inherently judgmental. The conditions that affect the claim rate and claim severity include the current and future state of the domestic economy, including unemployment, and the current and future strength of local housing markets. Current conditions in the housing and mortgage industries make these assumptions more volatile than they would otherwise be. The actual amount of the claim payments may be substantially different than our loss reserve estimates. Our estimates could be adversely affected by several factors, including a further deterioration of regional or national economic conditions, including unemployment, leading to a reduction in borrowers' income and thus their ability to make mortgage payments, and a further drop in housing values that could result in, among other things, greater losses on loans that have pool insurance, and may affect borrower willingness to continue to make mortgage payments when the value of the home is below the mortgage balance and mitigation from rescissions being materially less than assumed. Changes to our estimates could result in a material impact to our results of operations and capital position, even in a stable economic environment.

The following table provides a reconciliation of beginning and ending loss reserves for each of the past three years:

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| | | (In thousands) | |
| Reserve at beginning of year | $ 5,884,171 | $ 6,704,990 | $ 4,775,552 |
| Less reinsurance recoverable | 275,290 | 332,227 | 232,988 |
| Net reserve at beginning of year (1) | 5,608,881 | 6,372,763 | 4,542,564 |
| Adjustment to reserves (2) | - | (92,000) | - |
| Adjusted beginning reserves | 5,608,881 | 6,280,763 | 4,542,564 |
| Losses incurred: | | | |
| Losses and LAE incurred in respect of default notices received in: | | | |
| Current year | 1,814,035 | 1,874,449 | 2,912,679 |
| Prior years (3) | (99,328) | (266,908) | 466,765 |
| Subtotal (4) | 1,714,707 | 1,607,541 | 3,379,444 |
| Losses paid: | | | |
| Losses and LAE paid in respect of default notices received in: | | | |
| Current year | 121,383 | 60,897 | 62,491 |
| Prior years | 2,838,069 | 2,256,206 | 1,605,668 |
| Reinsurance terminations (5) | (38,769) | (37,680) | (118,914) |
| Subtotal (6) | 2,920,683 | 2,279,423 | 1,549,245 |
| Net reserve at end of year (7) | 4,402,905 | 5,608,881 | 6,372,763 |
| Plus reinsurance recoverable | 154,607 | 275,290 | 332,227 |
| Reserve at end of year | $ 4,557,512 | $ 5,884,171 | $ 6,704,990 |

(1) At December 31, 2010, 2009 and 2008 the estimated reduction in loss reserves related to rescissions approximated $1.3 billion, $2.1 billion and $0.5 billion, respectively.

(2) In periods prior to 2010 an estimate of premium to be refunded in conjunction with claim payments was included in Loss Reserves. In 2010, we separately stated portions of this liability in Other liabilities and Premium deficiency reserve on the consolidated balance sheet.

(3) A negative number for prior year losses incurred indicates a redundancy of prior year loss reserves, and a positive number for prior year losses incurred indicates a deficiency of prior year loss reserves.

(4) Rescissions did not have a significant impact on incurred losses in 2011. Rescissions mitigated our incurred losses by an estimated $0.2 billion and $2.5 billion in 2010 and 2009, respectively.

(5) In a termination, the reinsurance agreement is cancelled, with no future premium ceded and funds for any incurred but unpaid losses transferred to us. The transferred funds result in an increase in our investment portfolio (including cash and cash equivalents) and a decrease in net losses paid (reduction to losses incurred). In addition, there is an offsetting decrease in the reinsurance recoverable (increase in losses incurred), and thus there is no net impact to losses incurred. (See Note 11 – "Reinsurance")

(6) Rescissions mitigated our paid losses by an estimated $0.6 billion, $1.0 billion and $0.9 billion in 2011, 2010 and 2009, respectively, which excludes amounts that may have been applied to a deductible.

(7) At December 31, 2011, 2010 and 2009 the estimated reduction in loss reserves related to rescissions approximated $0.7 billion, $1.3 billion and $2.1 billion, respectively.

The "Losses incurred" section of the table above shows losses incurred on default notices received in the current year and in prior years. The amount of losses incurred relating to default notices received in the current year represents the estimated amount to be ultimately paid on such default notices. The amount of losses incurred relating to default notices received in prior years represents the actual claim rate and severity associated with those defaults notices resolved in the current year differing from the estimated liability at the prior year-end, as well as a re-estimation of amounts to be ultimately paid on defaults remaining in inventory from the end of the prior year. This re-estimation of the estimated claim rate and estimated severity is the result of our review of current trends in default inventory, such as percentages of defaults that have resulted in a claim, the amount of the claims, changes in the relative level of defaults by geography and changes in average loan exposure.

In 2011, net losses incurred were $1,715 million, comprised of $1,814 million of current year loss development, offset by $99 million of favorable prior years' loss development. In 2010, net losses incurred were $1,608 million, comprised of $1,875 million of current year loss development, offset by $267 million of favorable prior years' loss development. In 2009, net losses incurred were $3,379 million, comprised of which $2,913 million of current year loss development and $466 million of unfavorable prior years' loss development.

Losses incurred on default notices received in the current year decreased slightly in 2011 compared to 2010 primarily due to a decrease in the number of new default notices received, net of cures on those notices received, from 108,701 in 2010 to 86,592 in 2011. Losses incurred on default notices received in the current year decreased more significantly in 2010 compared to 2009 primarily due to a more significant decrease in the number of new default notices received, net of cures on those notices received, which was 161,081 in 2009. These factors were somewhat offset by a smaller benefit from captive arrangements.

The development of the reserves in 2011, 2010 and 2009 is reflected in the "Prior years" line in the table above. The $99 million decrease in losses incurred in 2011 that was related to defaults that occurred in prior years resulted primarily from a decrease in the estimated severity on primary defaults (approximately $165 million) and a decrease in estimated loss adjustment expenses (approximately $114 million), offset by an increase in the estimated claim rate on primary defaults (approximately $200 million). The decrease in the severity was based on the resolution of approximately 57% of the prior year default inventory. The decrease in estimated loss adjustment expense was based on recent historical trends in the costs associated with resolving a claim. The increase in the claim rate was also based on the resolution of the prior year default inventory, as well as a re-estimation of amounts to be ultimately paid on defaults remaining in inventory from the end of the prior year and estimated incurred but not reported items from the end of the prior year. The remaining decrease in losses incurred that was related to defaults that occurred in prior years (approximately $20 million) related to a decrease in estimated severity and claim rates on pool defaults.

The $267 million decrease in losses incurred in 2010 that was related to defaults that occurred in prior years primarily resulted from a decrease in the expected claim rate on the defaults that occurred in prior periods (approximately $432 million), partially offset by an increase in severity on pool defaults that occurred in prior periods (approximately $185 million). The decrease in the claim rate was based on the resolution of approximately 55% of the prior year default inventory, as well as a re-estimation of amounts to be ultimately paid on defaults remaining in inventory from the end of the prior year. The decrease in the claim rate was due to greater cures experienced during 2010, a portion of which resulted from loan modifications. The increase in pool severity was based on the resolution of defaults that occurred in prior periods with higher claim amounts, which in part, were applied to remaining deductibles on certain pool policies. The remaining decrease in losses incurred related to prior years (approximately $20 million) related to LAE reserves and reinsurance.

The $467 million increase in losses incurred in 2009 that was related to defaults that occurred in prior years primarily resulted from an increase in the claim rate on defaults that occurred in prior periods (approximately $337 million) and an increase in severity on defaults that occurred in prior periods (approximately $137 million). The increase in the claim rate was based on the resolution of approximately 50% of the prior year default inventory, as well as a re-estimation of amounts to be ultimately paid on defaults remaining in inventory from the end of the prior year. The increase in the claim rate was likely due to general economic conditions, including the unemployment rate, as well as further decreases in home values which may affect borrower willingness to continue to make mortgage payments. The increase in severity was related to the weakening of the housing and mortgage markets which resulted in adverse claim sizes. The offsetting decrease in losses incurred related to prior years (approximately $7 million) related to LAE reserves and reinsurance.

The "Losses paid" section of the table above shows the breakdown between claims paid on default notices received in the current year and default notices received in prior years. It has historically taken, prior to the last few years, on average, approximately twelve months for a default which is not cured to develop into a paid claim, therefore, most losses paid relate to default notices received in prior years. Due to a combination of reasons that have slowed the rate at which claims are received and paid, including foreclosure moratoriums and suspensions, servicing delays, court delays, loan modifications, our fraud investigations and our claim rescissions and denials for misrepresentation, it is difficult to estimate how long it may take for current and future defaults that do not cure to develop into paid claims. In 2011, we experienced an increase in claims paid on default notices received in the current year due to fewer claim investigations and an increase in short sales. The "Losses paid" section of the table also includes a decrease in losses paid related to terminated reinsurance agreements as noted in footnote (5) of the table above.

The liability associated with our estimate of premiums to be refunded on expected claim payments is accrued for separately at December 31, 2011 and 2010 and approximated $114 million and $113 million, respectively. Separate components of this liability are included in "Other liabilities" and "Premium deficiency reserve" on our consolidated balance sheet. (See Note 3 – "Summary of significant accounting policies – Revenue recognition")

The decrease in the primary default inventory experienced during 2011 and 2010 was generally across all markets and all book years. However the percentage of loans in the inventory that have been in default for 12 or more consecutive months has increased, as shown in the table below. Historically as a default ages it becomes more likely to result in a claim.

**Aging of the Primary Default Inventory**

| | December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2011 | | 2010 | | 2009 | |
| Consecutive months in default | | | | | | |
| 3 months or less | 31,456 | 18% | 37,640 | 18% | 48,252 | 19% |
| 4 - 11 months | 46,352 | 26% | 58,701 | 27% | 98,210 | 39% |
| 12 months or more | 97,831 | 56% | 118,383 | 55% | 103,978 | 42% |
| Total primary default inventory | 175,639 | 100% | 214,724 | 100% | 250,440 | 100% |
| Primary claims received inventory included in ending default inventory | 12,610 | 7% | 20,898 | 10% | 16,389 | 7% |

The length of time a loan is in the default inventory can differ from the number of payments that the borrower has not made or is considered delinquent. These differences typically result from a borrower making monthly payments that do not result in the loan becoming fully current. The number of payments that a borrower is delinquent is shown in the table below.

**Number of Payments Delinquent**

| | December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2011 | | 2010 | | 2009 | |
| 3 payments or less | 42,804 | 24% | 51,003 | 24% | 60,970 | 24% |
| 4 - 11 payments | 47,864 | 27% | 65,797 | 31% | 105,208 | 42% |
| 12 payments or more | 84,971 | 49% | 97,924 | 45% | 84,262 | 34% |
| Total primary default inventory | 175,639 | 100% | 214,724 | 100% | 250,440 | 100% |

Before paying a claim, we can review the loan file to determine whether we are required, under the applicable insurance policy, to pay the claim or whether we are entitled to reduce the amount of the claim. For example, all of our insurance policies provide that we can reduce or deny a claim if the servicer did not comply with its obligation to mitigate our loss by performing reasonable loss mitigation efforts or diligently pursuing a foreclosure or bankruptcy relief in a timely manner. We also do not cover losses resulting from property damage that has not been repaired. We are currently reviewing the loan files for the majority of the claims submitted to us.

In addition, subject to rescission caps in certain of our Wall Street bulk transactions, all of our insurance policies allow us to rescind coverage under certain circumstances. Because we can review the loan origination documents and information as part of our normal processing when a claim is submitted to us, rescissions occur on a loan by loan basis most often after we have received a claim. Historically, rescissions of policies for which claims have been submitted to us were not a material portion of our claims resolved during a year. However, beginning in 2008, our rescissions of policies have materially mitigated our paid losses. In each of 2009 and 2010, rescissions mitigated our paid losses by approximately $1.2 billion and in 2011, rescissions mitigated our paid losses by approximately $0.6 billion (in each case, the figure includes amounts that would have either resulted in a claim payment or been charged to a deductible under a bulk or pool policy, and may have been charged to a captive reinsurer). In recent quarters, 17% to 20% of claims received in a quarter have been resolved by rescissions, down from the peak of approximately 28% in the first half of 2009. In the second half of 2011, Countrywide materially increased the percentage of loans for which it is rebutting the assertions that we make prior to rescinding a loan. When we receive a rebuttal prior to a rescission, we do not rescind coverage until after we respond to the rebuttal. Therefore, in addition to our substantial pipeline of claims investigations, we have a substantial pipeline of pre-rescission rebuttals that, based on our historical experience with such rebuttals, we expect will eventually result in rescissions. We continue to expect that the percentage of claims that will be resolved through rescissions will continue to decline after resolution of the rebuttal pipeline.

Our loss reserving methodology incorporates the effects we expect rescission activity to have on the losses we will pay on our delinquent inventory. A variance between ultimate actual rescission rates and these estimates, as a result of the outcome of claims investigations, litigation, settlements or other factors, could materially affect our losses. We estimate rescissions mitigated our incurred losses by approximately $2.5 billion in 2009 and $0.2 billion in 2010. In 2011, we estimate that rescissions had no significant impact on our losses incurred. All of these figures include the benefit of claims not paid in the period as well as the impact of changes in our estimated expected rescission activity on our loss reserves in the period. At December 31, 2011, we had 175,639 loans in our primary delinquency inventory; a significant portion of these loans will cure their delinquency or be rescinded and will not involve paid claims.

The table below represents our estimate of the impact rescissions have had on reducing our loss reserves, paid losses and losses incurred.

| | 2011 | 2010 (In billions) | 2009 |
|---|---|---|---|
| Estimated rescission reduction - beginning reserve | $ 1.3 | $ 2.1 | $ 0.5 |
| Estimated rescission reduction - losses incurred | - | 0.2 | 2.5 |
| Rescission reduction - paid claims | 0.6 | 1.2 | 1.2 |
| Amounts that may have been applied to a deductible | - | (0.2) | (0.3) |
| Net rescission reduction - paid claims | 0.6 | 1.0 | 0.9 |
| Estimated rescission reduction - ending reserve | $ 0.7 | $ 1.3 | $ 2.1 |

The $2.5 billion estimated mitigation of incurred losses during 2009 represents both the claims not paid in the period due to rescissions, as well as an increasing default inventory and an increasing expected rescission rate for those loans in default. Even though rescissions mitigated our paid losses by a similar amount in 2010 as compared to 2009, the estimated mitigation of incurred losses declined to $0.2 billion for 2010. This decrease was caused by a decline in our default inventory in 2010, compared to an increase in 2009, as well as a modest decline in the expected rescission rate for loans in our default inventory during 2010, compared to a significantly increasing expected rescission rate during 2009 and a decrease in severity on expected rescissions.

The decrease in the estimated mitigation of incurred losses in 2011 compared to 2010 is due to a decline in the expected rescission rate for loans in our default inventory during 2011 compared to a more modest decline in 2010.

At December 31, 2011, our loss reserves continued to be significantly impacted by expected rescission activity. We expect that the reduction of our loss reserves due to rescissions will continue to decline because our recent experience indicates new notices in our default inventory have a lower likelihood of being rescinded than those already in the inventory.

The liability associated with our estimate of premiums to be refunded on expected future rescissions is accrued for separately. At December 31, 2011 and 2010 the estimate of this liability totaled $58 million and $101 million, respectively. Separate components of this liability are included in "Other liabilities" and "Premium deficiency reserve" on our consolidated balance sheet. Changes in the liability affect premiums written and earned and change in premium deficiency reserve, respectively.

If the insured disputes our right to rescind coverage, the outcome of the dispute ultimately would be determined by legal proceedings. Legal proceedings disputing our right to rescind coverage may be brought up to three years after the lender has obtained title to the property (typically through a foreclosure) or the property was sold in a sale that we approved, whichever is applicable, although in a few jurisdictions there is a longer time to bring such an action. For the majority of our rescissions that are not subject to a settlement agreement, the period in which a dispute may be brought has not ended. We consider a rescission resolved for financial reporting purposes even though legal proceedings have been initiated and are ongoing. Although it is reasonably possible that, when the proceedings are completed, there will be a determination that we were not entitled to rescind in all cases, we are unable to make a reasonable estimate or range of estimates of the potential liability. Under ASC 450-20, an estimated loss from such proceedings is accrued for only if we determine that the loss is probable and can be reasonably estimated. Therefore, when establishing our loss reserves, we do not include additional loss reserves that would reflect an adverse outcome from ongoing legal proceedings, including those with Countrywide. For more information about these legal proceedings, see Note 20 – "Litigation and contingencies."

In addition to the proceedings involving Countrywide, we are involved in legal proceedings with respect to rescissions that we do not consider to be collectively material in amount. Although it is reasonably possible that, when these discussions or proceedings are completed, there will be a conclusion or determination that we were not entitled to rescind in all cases, we are unable to make a reasonable estimate or range of estimates of the potential liability.

In 2010, we entered into a settlement agreement with a lender-customer regarding our rescission practices. In April 2011, Freddie Mac advised its servicers that they must obtain its prior approval for rescission settlements and Fannie Mae advised its servicers that they are prohibited from entering into such settlements. In addition, in April 2011, Fannie Mae notified us that we must obtain its prior approval to enter into certain settlements. We continue to discuss with other lender-customers their objections to material rescissions and have reached settlement terms with several of our significant lender-customers. Any definitive agreement with these customers would be subject to GSE approval. One GSE has approved one of our settlement agreements, but this agreement remains subject to the approval of the other GSE. We believe that it is probable (within the meaning of ASC 450-20) that this agreement will be approved by the other GSE. As a result, we considered the terms of the agreement when establishing our loss reserves at December 31, 2011. This agreement did not have a significant impact on our established loss reserves. Neither GSE has approved our other settlement agreements and the terms of these other agreements were not considered when establishing our loss reserves at December 31, 2011. There can be no assurances that both GSEs will approve any settlement agreements and the GSEs may approve some of our settlement agreements and reject others based on the specific terms of those agreements.

A rollforward of our primary default inventory for the years ended December 31, 2011, 2010 and 2009 appears in the table below. The information concerning new notices and cures is compiled from monthly reports received from loan servicers. The level of new notice and cure activity reported in a particular month can be influenced by, among other things, the date on which a servicer generates its report, the number of business days in a month and by transfers of servicing between loan servicers.

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Default inventory at beginning of period | 214,724 | 250,440 | 182,188 |
| Plus: New Notices | 169,305 | 205,069 | 259,876 |
| Less: Cures | (149,643) | (183,017) | (149,251) |
| Less: Paids (including those charged to a deductible or captive) | (51,138) | (43,826) | (29,732) |
| Less: Rescissions and denials | (7,609) | (13,942) | (12,641) |
| Default inventory at end of period | 175,639 | 214,724 | 250,440 |

Pool insurance notice inventory decreased from 43,329 at December 31, 2010 to 32,971 at December 31, 2011. The pool insurance notice inventory was 44,231 at December 31, 2009.

**10. Premium deficiency reserve**

Beginning in 2007, when we stopped writing Wall Street bulk business, we began to separately measure the performance of these transactions and established a premium deficiency reserve related to this business. This premium deficiency reserve as of December 31, 2011, 2010 and 2009 was $135 million, $179 million and $193 million, respectively. The $135 million premium deficiency reserve as of December 31, 2011 reflects the present value of expected future losses and expenses that exceeded the present value of expected future premiums and already established loss reserves. The discount rate used in the calculation of the premium deficiency reserve at December 31, 2011 was 2.3%. The discount rate used in the calculation of the premium deficiency reserve at December 31, 2010 was 2.5%.

The components of the premium deficiency reserve at December 31, 2011, 2010 and 2009 appear in the table below.

| | December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | | (In millions) | |
| Present value of expected future premium | $ 494 | $ 506 | $ 427 |
| Present value of expected future paid losses and expenses | (1,455) | (1,760) | (2,157) |
| Net present value of future cash flows | (961) | (1,254) | (1,730) |
| Established loss reserves | 826 | 1,075 | 1,537 |
| Net deficiency | $ (135) | $ (179) | $ (193) |

Each quarter, we re-estimate the premium deficiency reserve on the remaining Wall Street bulk insurance in force. The premium deficiency reserve primarily changes from quarter to quarter as a result of two factors. First, it changes as the actual premiums, losses and expenses that were previously estimated are recognized. Each period such items are reflected in our financial statements as earned premium, losses incurred and expenses. The difference between the amount and timing of actual earned premiums, losses incurred and expenses and our previous estimates used to establish the premium deficiency reserves has an effect (either positive or negative) on that period's results. Second, the premium deficiency reserve changes as our assumptions relating to the present value of expected future premiums, losses and expenses on the remaining Wall Street bulk insurance in force change. Changes to these assumptions also have an effect on that period's results.

The decrease in the premium deficiency reserve for the years ended December 31, 2011, 2010 and 2009 was $44 million, $14 million and $261 million, respectively, as shown in the charts below. The decrease represents the net result of actual premiums, losses and expenses as well as a net change in assumptions for these periods. The change in assumptions for 2011 is primarily related to higher estimated ultimate premiums resulting principally from an increase in the projected persistency rate, somewhat offset by higher estimated ultimate losses resulting principally from an increase in the number of projected claims that will ultimately be resolved as a claim paid. The change in assumptions for 2010 is primarily related to higher estimated ultimate premiums, which is principally related to an increase in the projected persistency rate. The change in assumptions for 2009 primarily related to lower estimated ultimate losses, offset by lower estimated ultimate premiums, both due to higher expected rates of rescission.

| | Year ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2011 | | 2010 | | 2009 | |
| | | | (In millions) | | | |
| Premium Deficiency Reserve at beginning of period | | $ (179) | | $ (193) | | $ (454) |
| Adjustment to premium deficiency reserve (1) | | - | | (37) | | - |
| Adjusted premium deficiency reserve at beginning of period | | (179) | | (230) | | (454) |
| Paid claims and loss adjustment expenses | $ 334 | | $ 426 | | $ 584 | |
| Decrease in loss reserves | (249) | | (425) | | (360) | |
| Premium earned | (120) | | (128) | | (156) | |
| Effects of present valuing on future premiums, losses and expenses | (8) | | (25) | | 21 | |
| Change in premium deficiency reserve to reflect actual premium, losses and expenses recognized | | (43) | | (152) | | 89 |
| Change in premium deficiency reserve to reflect change in assumptions relating to future premiums, losses, expenses and discount rate (2) | | 87 | | 203 | | 172 |
| Premium Deficiency Reserve at end of period | | $ (135) | | $ (179) | | $ (193) |

(1) In periods prior to 2010 an estimate of premium to be refunded in conjunction with claim payments was included in Loss Reserves. In 2010, we separately stated this liability in Premium deficiency reserve on the consolidated balance sheet. (See Note 3 - "Summary of significant accounting policies - Revenue recognition")

(2) A positive number for changes in assumptions relating to premiums, losses, expenses and discount rate indicates a redundancy of prior premium deficiency reserves.

Each quarter we perform a premium deficiency analysis on the portion of our book of business not covered by the premium deficiency described above. As of December 31, 2011, the analysis concluded that there was no premium deficiency on such portion of our book of business. For the reasons discussed below, our analysis of any potential deficiency reserve is subject to inherent uncertainty and requires significant judgment by management. To the extent, in a future period, expected losses are higher or expected premiums are lower than the assumptions we used in our analysis, we could be required to record a premium deficiency reserve on this portion of our book of business in such period.

The calculation of premium deficiency reserves requires the use of significant judgments and estimates to determine the present value of future premium and present value of expected losses and expenses on our business. The present value of future premium relies on, among other things, assumptions about persistency and repayment patterns on underlying loans. The present value of expected losses and expenses depends on assumptions relating to severity of claims and claim rates on current defaults, and expected defaults in future periods. These assumptions also include an estimate of expected rescission activity. Similar to our loss reserve estimates, our estimates for premium deficiency reserves could be adversely affected by several factors, including a deterioration of regional or economic conditions leading to a reduction in borrowers' income and thus their ability to make mortgage payments, and a drop in housing values that could expose us to greater losses. Assumptions used in calculating the deficiency reserves can also be affected by volatility in the current housing and mortgage lending industries. To the extent premium patterns and actual loss experience differ from the assumptions used in calculating the premium deficiency reserves, the differences between the actual results and our estimates will affect future period earnings and could be material.

**11. Reinsurance**

We cede a portion of our business to reinsurers and record assets for reinsurance recoverable on loss reserves and prepaid reinsurance premiums. We cede primary business to reinsurance subsidiaries of certain mortgage lenders ("captives"). The majority of ceded premiums relates to these agreements. Historically, most of these reinsurance arrangements are aggregate excess of loss reinsurance agreements, and the remainder have been quota share agreements. Under the aggregate excess of loss agreements, we are responsible for the first aggregate layer of loss (typically 4% or 5%), the captives are responsible for the second aggregate layer of loss (typically 5% or 10%) and we are responsible for any remaining loss. The layers are typically expressed as a percentage of the original risk on an annual book of business reinsured by the captive. The premium cessions on these agreements typically range from 25% to 40% of the direct premium. Under a quota share arrangement premiums and losses are shared on a pro-rata basis between us and the captives, with the captive's portion of both premiums and losses typically ranging from 25% to 50%. Effective January 1, 2009, we are no longer ceding new business under excess of loss reinsurance treaties with lender captive reinsurers. Loans reinsured on an excess of loss basis through December 31, 2008 will run off pursuant to the terms of the particular captive arrangement. New business remains eligible to be ceded under quota share reinsurance arrangements, limited to a 25% cede rate. During 2009 through 2011, many of our captive arrangements have either been terminated or placed into run-off.

Under these agreements the captives are required to maintain a separate trust account, of which we are the sole beneficiary. Premiums ceded to a captive are deposited into the applicable trust account to support the captive's layer of insured risk. These amounts are held in the trust account and are available to pay reinsured losses. The trust assets are primarily invested in money market funds and government issued securities. The captive's ultimate liability is limited to the assets in the trust account. When specific time periods are met and the individual trust account balance has reached a required level, then the individual captive may make authorized withdrawals from its applicable trust account. In most cases, the captives are also allowed to withdraw funds from the trust account to pay verifiable federal income taxes and operational expenses. Conversely, if the account balance falls below certain thresholds, the individual captive may be required to contribute funds to the trust account. However, in most cases, our sole remedy if a captive does not contribute such funds is to put the captive into run-off (in a run-off, no new loans are reinsured by the captive but loans previously reinsured continue to be covered, with premium and losses continuing to be ceded on those loans). In the event that the captive's incurred but unpaid losses exceed the funds in the trust account, and the captive does not deposit adequate funds, we may also be allowed to terminate the captive agreement, assume the captive's obligations, transfer the assets in the trust accounts to us, and retain all future premium payments.

The reinsurance recoverable on loss reserves as of December 31, 2011 and 2010 was approximately $155 million and $275 million, respectively. The reinsurance recoverable on loss reserves related to captive agreements was approximately $142 million at December 31, 2011, which was supported by $359 million of trust assets, while at December 31, 2010 the reinsurance recoverable on loss reserves related to captives was

$248 million which was supported by $484 million in trust assets. As of December 31, 2011 and 2010 there was an additional $27 million and $26 million, respectively, of trust assets in captive agreements where there was no related reinsurance recoverable on loss reserves. During 2011 and 2010, $39 million and $38 million, respectively, of trust fund assets were transferred to us as a result of captive terminations. The transferred funds resulted in an increase in our investment portfolio (including cash and cash equivalents) and a decrease in our net losses paid (reduction in losses incurred). In addition, there is an offsetting decrease in the reinsurance recoverable (increase in losses incurred), and thus there is no net impact to losses incurred.

Since 2005, we have entered into three separate aggregate excess of loss reinsurance agreements under which we ceded approximately $130 million of risk in force in the aggregate to three special purpose reinsurance companies. In 2008, we terminated one of these excess of loss reinsurance agreements. The remaining amount of ceded risk in force at December 31, 2011 was approximately $23.8 million. Additionally, certain pool polices written by us have been reinsured with one domestic reinsurer. We receive a ceding commission under certain reinsurance agreements.

Generally, reinsurance recoverables on primary loss reserves, paid losses and prepaid reinsurance premiums are supported by trust funds or letters of credit. As such, we have not established an allowance against these recoverables.

The effect of these agreements on premiums earned and losses incurred is as follows:

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| | | (In thousands) | |
| Premiums earned: | | | |
| Direct | $ 1,170,868 | $ 1,236,949 | $ 1,406,977 |
| Assumed | 3,891 | 3,091 | 3,339 |
| Ceded | (50,924) | (71,293) | (107,975) |
| Net premiums earned | $ 1,123,835 | $ 1,168,747 | $ 1,302,341 |
| Losses incurred: | | | |
| Direct | $ 1,775,122 | $ 1,716,538 | $ 3,637,706 |
| Assumed | 5,229 | 4,128 | 4,290 |
| Ceded | (65,644) | (113,125) | (262,552) |
| Net losses incurred | $ 1,714,707 | $ 1,607,541 | $ 3,379,444 |

See Note 20 – "Litigation and contingencies" for a discussion of requests or subpoenas for information regarding captive mortgage reinsurance arrangements.

In the third quarter of 2011, our Australian writing company terminated a reinsurance agreement under which it had assumed business from a third party. As a result of that termination, it returned approximately $7 million in unearned premium and it has no further obligations under this reinsurance agreement. The termination of this reinsurance agreement had no significant impact on our remaining risk in force in Australia.

In June 2008 we entered into a reinsurance agreement that was effective on the risk associated with up to $50 billion of qualifying new insurance written each calendar year. The term of the reinsurance agreement began April 1, 2008 and was scheduled to end on December 31, 2010, subject to two one-year extensions that could have been exercised by the reinsurer. Effective March 20, 2009, we terminated this reinsurance agreement. The termination resulted in a reinsurance fee of $26.4 million as reflected in our results of operations for the year ended December 31, 2009. There are no further obligations under this reinsurance agreement.

## 12. Investments in joint ventures

### C-BASS

C-BASS, a limited liability company, was an unconsolidated, less than 50%-owned investment of ours that was not controlled by us. Historically, C-BASS was principally engaged in the business of investing in the credit risk of subprime single-family residential mortgages. In 2007, C-BASS ceased its operations and was managing its portfolio pursuant to a consensual, non-bankruptcy restructuring, under which its assets are to be paid out over time to its secured and unsecured creditors. In November 2010, C-BASS filed for Chapter 11 bankruptcy protection. In June 2011 the remaining assets were liquidated and distributed to creditors under an approved bankruptcy plan and as a result our interest in C-BASS was eliminated. Since 2007, the carrying value of our investment in C-BASS has been zero.

### Sherman

During the period in which we held an equity interest in Sherman Financial Group, LLC ("Sherman"), an unconsolidated, minority-owned joint venture, Sherman was principally engaged in the business of purchasing and collecting for its own account delinquent consumer assets which were primarily unsecured, and in originating and servicing subprime credit card receivables. The borrowings used to finance these activities were included in Sherman's balance sheet. A substantial portion of Sherman's consolidated assets were investments in consumer receivable portfolios that do not have readily ascertainable market values. Sherman's results of operations were sensitive to estimates by Sherman's management of ultimate collections on these portfolios.

In August 2008 we sold our entire interest in Sherman to Sherman. Our interest sold represented approximately 24.25% of Sherman's equity. The sale price was $124.5 million in cash and Sherman's unsecured promissory note in the principal amount of $85 million (the "Note"). The scheduled maturity of the Note was February 13, 2011 and it paid interest, monthly, at the annual rate equal to three-month LIBOR plus 500 basis points. Sherman repaid the Note in December 2010 for approximately $83.5 million. The carrying value of the Note at the time of repayment was approximately $84.0 million. The loss recognized on the repayment of $0.5 million is included in net realized investment gains on the statement of operations for the year ended December 31, 2010.

## 13. Benefit plans

We have a non-contributory defined benefit pension plan covering substantially all domestic employees, as well as a supplemental executive retirement plan. We also offer both medical and dental benefits for retired domestic employees and their spouses under a postretirement benefit plan. In October 2008 we amended our postretirement benefit plan. The amendment, which was effective January 1, 2009, terminated the benefits provided to retirees once they reach the age of 65. This amendment reduced our accumulated postretirement benefit obligation as of December 31, 2008. The benefit from this amendment was amortized to net periodic benefit cost in 2009 and future periods. The following tables provide the components of aggregate annual net periodic benefit cost, changes in the benefit obligation and the funded status of the pension, supplemental executive retirement and other postretirement benefit plans as recognized in the consolidated balance sheet:

| | Pension and Supplemental Executive Retirement Plans | | | Other Postretirement Benefits | | |
|---|---|---|---|---|---|---|
| | 12/31/2011 | 12/31/2010 | 12/31/2009 | 12/31/2011 | 12/31/2010 | 12/31/2009 |
| | (In thousands) | | | | | |
| **Components of Net Periodic Benefit Cost for fiscal year ending** | | | | | | |
| 1. Company Service Cost | $ 8,917 | $ 8,531 | $ 8,154 | $ 1,090 | $ 1,126 | $ 1,280 |
| 2. Interest Cost | 16,098 | 15,535 | 14,300 | 1,350 | 1,183 | 1,463 |
| 3. Expected Return on Assets | (17,373) | (14,502) | (15,340) | (3,299) | (2,891) | (2,229) |
| 4. Other Adjustments | - | - | - | - | - | - |
| *Subtotal* | 7,642 | 9,564 | 7,114 | (859) | (582) | 514 |
| 5. Amortization of: | | | | | | |
| a. Net Transition Obligation/(Asset) | - | - | - | - | - | - |
| b. Net Prior Service Cost/(Credit) | 661 | 650 | 716 | (6,217) | (6,138) | (6,059) |
| c. Net Losses/(Gains) | 4,010 | 5,924 | 6,330 | 632 | 764 | 1,704 |
| *Total Amortization* | 4,671 | 6,574 | 7,046 | (5,585) | (5,374) | (4,355) |
| 6. Net Periodic Benefit Cost | 12,313 | 16,138 | 14,160 | (6,445) | (5,956) | (3,841) |
| 7. Cost of settlements or curtailments | - | - | - | - | - | - |
| 8. Total Expense for Year | $ 12,313 | $ 16,138 | $ 14,160 | $ (6,445) | $ (5,956) | $ (3,841) |

**Development of Funded Status**

| | Pension and Supplemental Executive Retirement Plans | | Other Postretirement Benefits | |
|---|---|---|---|---|
| | 12/31/2011 | 12/31/2010 | 12/31/2011 | 12/31/2010 |
| | (In thousands) | | | |
| **Actuarial Value of Benefit Obligations** | | | | |
| 1. Measurement Date | 12/31/2011 | 12/31/2010 | 12/31/2011 | 12/31/2010 |
| 2. Accumulated Benefit Obligation | $ 297,145 | $ 270,684 | $ 25,007 | $ 26,200 |
| **Funded Status/Asset (Liability) on the Consolidated Balance Sheet** | | | | |
| 1. Projected Benefit Obligation | $ (318,048) | $ (291,456) | $ (25,007) | $ (26,200) |
| 2. Plan Assets at Fair Value | 305,748 | 284,080 | 42,578 | 44,362 |
| 3. Funded Status - Overfunded/Asset | N/A | N/A | $ 17,571 | $ 18,162 |
| 4. Funded Status - Underfunded/Liability | $ (12,300) | $ (7,376) | N/A | N/A |

**Accumulated Other Comprehensive Income**

| | Pension and Supplemental Executive Retirement Plans | | Other Postretirement Benefits | |
|---|---|---|---|---|
| | 12/31/2011 | 12/31/2010 | 12/31/2011 | 12/31/2010 |
| | (In thousands) | | | |
| 1. Net Actuarial (Gain)/Loss | $ 95,298 | $ 81,802 | $ 14,109 | $ 13,463 |
| 2. Net Prior Service Cost/(Credit) | 2,278 | 2,847 | (41,072) | (47,290) |
| 3. Net Transition Obligation/(Asset) | - | - | - | - |
| 4. Total at Year End | $ 97,576 | $ 84,649 | $ (26,964) | $ (33,827) |

The changes in the projected benefit obligation are as follows:

**Change in Projected Benefit Obligation**

| | Pension and Supplemental Executive Retirement Plans | | Other Postretirement Benefits | |
|---|---|---|---|---|
| | 12/31/2011 | 12/31/2010 | 12/31/2011 | 12/31/2010 |
| | (In thousands) | | | |
| 1. Benefit Obligation at Beginning of Year | $ 291,456 | $ 258,592 | $ 26,200 | $ 24,144 |
| 2. Company Service Cost | 8,917 | 8,531 | 1,090 | 1,126 |
| 3. Interest Cost | 16,098 | 15,535 | 1,350 | 1,183 |
| 4. Plan Participants' Contributions | - | - | 261 | 327 |
| 5. Net Actuarial (Gain)/Loss due to Assumption Changes | 23,037 | 10,425 | 397 | (2,925) |
| 6. Net Actuarial (Gain)/Loss due to Plan Experience | (6,544) | 3,624 | (3,643) | 3,695 |
| 7. Benefit Payments from Fund (1) | (14,692) | (5,769) | (560) | (510) |
| 8. Benefit Payments Directly by Company | (316) | (231) | (87) | (120) |
| 9. Plan Amendments | 92 | 749 | - | (720) |
| 10. Other Adjustment | - | - | - | - |
| 11. Benefit Obligation at End of Year | $ 318,048 | $ 291,456 | $ 25,007 | $ 26,200 |

(1) In 2011, includes lump sum payments of $8.2 million from our pension plan to eligible participants, which were former employees with vested benefits of $50 thousand or less. Additional former employees may elect this option in 2012.

The changes in the fair value of the net assets available for plan benefits are as follows:

**Change in Plan Assets**

| | Pension and Supplemental Executive Retirement Plans | | Other Postretirement Benefits | |
|---|---|---|---|---|
| | 12/31/2011 | 12/31/2010 | 12/31/2011 | 12/31/2010 |
| | (In thousands) | | | |
| 1. Fair Value of Plan Assets at Beginning of Year | $ 284,080 | $ 243,369 | $ 44,362 | $ 38,920 |
| 2. Company Contributions | 20,316 | 15,231 | - | - |
| 3. Plan Participants' Contributions | - | - | 261 | 327 |
| 4. Benefit Payments from Fund | (14,692) | (5,769) | (560) | (510) |
| 5. Benefit Payments paid directly by Company | (316) | (231) | (87) | (120) |
| 6. Actual Return on Assets | 16,360 | 31,480 | (1,224) | 5,951 |
| 7. Other Adjustment | - | - | (173) | (207) |
| 8. Fair Value of Plan Assets at End of Year | $ 305,748 | $ 284,080 | $ 42,578 | $ 44,361 |

### Change in Accumulated Other Comprehensive Income (AOCI)

| | Pension and Supplemental Executive Retirement Plans | | Other Postretirement Benefits | |
|---|---|---|---|---|
| | 12/31/2011 | 12/31/2010 | 12/31/2011 | 12/31/2010 |
| | (In thousands) | | | |
| 1. AOCI in Prior Year | $ 84,649 | $ 93,403 | $ (33,827) | $ (36,190) |
| 2. Increase/(Decrease) in AOCI | | | | |
| a. Recognized during year - Prior Service (Cost)/Credit | (661) | (650) | 6,217 | 6,138 |
| b. Recognized during year - Net Actuarial (Losses)/Gains | (4,010) | (5,924) | (632) | (764) |
| c. Occurring during year - Prior Service Cost | 92 | 749 | - | (720) |
| d. Occurring during year - Net Actuarial Losses/(Gains) | 17,507 | (2,929) | 1,278 | (2,291) |
| 3. AOCI in Current Year | $ 97,576 | $ 84,649 | $ (26,964) | $ (33,827) |

### Amortizations Expected to be Recognized During Next Fiscal Year Ending

| | Pension and Supplemental Executive Retirement Plans 12/31/2012 | Other Postretirement Benefits 12/31/2012 |
|---|---|---|
| | (In thousands) | |
| 1. Amortization of Net Transition Obligation/(Asset) | $ - | $ - |
| 2. Amortization of Prior Service Cost/(Credit) | 643 | (6,217) |
| 3. Amortization of Net Losses/(Gains) | 5,911 | 842 |

The projected benefit obligations, net periodic benefit costs and accumulated postretirement benefit obligation for the plans were determined using the following weighted average assumptions.

**Actuarial Assumptions**

| | Pension and Supplemental Executive Retirement Plans | | Other Postretirement Benefits | |
|---|---|---|---|---|
| | 12/31/2011 | 12/31/2010 | 12/31/2011 | 12/31/2010 |
| Weighted-Average Assumptions Used to Determine Benefit Obligations at year end | | | | |
| 1. Discount Rate | 5.25% | 5.75% | 4.75% | 5.50% |
| 2. Rate of Compensation Increase | 3.00% | 3.00% | N/A | N/A |
| Weighted-Average Assumptions Used to Determine Net Periodic Benefit Cost for Year | | | | |
| 1. Discount Rate | 5.75% | 6.00% | 5.50% | 5.75% |
| 2. Expected Long-term Return on Plan Assets | 6.00% | 6.00% | 7.50% | 7.50% |
| 3. Rate of Compensation Increase | 3.00% | 3.00% | N/A | N/A |
| Assumed Health Care Cost Trend Rates at year end | | | | |
| 1. Health Care Cost Trend Rate Assumed for Next Year | N/A | N/A | 8.00% | 8.50% |
| 2. Rate to Which the Cost Trend Rate is Assumed to Decline (Ultimate Trend Rate) | N/A | N/A | 5.00% | 5.00% |
| 3. Year That the Rate Reaches the Ultimate Trend Rate | N/A | N/A | 2018 | 2018 |

In selecting a discount rate, we performed a hypothetical cash flow bond matching exercise, matching our expected pension plan and postretirement medical plan cash flows, respectively, against a selected portfolio of high quality corporate bonds. The modeling was performed using a bond portfolio of noncallable bonds with at least $50 million outstanding. The average yield of these hypothetical bond portfolios was used as the benchmark for determining the discount rate. In selecting the expected long-term rate of return on assets, we considered the average rate of earnings expected on the classes of funds invested or to be invested to provide for the benefits of these plans. This included considering the trusts' targeted asset allocation for the year and the expected returns likely to be earned over the next 20 years.

The weighted-average asset allocations of the plans are as follows:

| **Plan Assets** | **Pension Plan** | | **Other Postretirement Benefits** | |
|---|---|---|---|---|
| | **12/31/2011** | **12/31/2010** | **12/31/2011** | **12/31/2010** |
| Allocation of Assets at year end | | | | |
| 1. Equity Securities | 38% | 38% | 100% | 100% |
| 2. Debt Securities | 62% | 62% | 0% | 0% |
| 3. Other | 0% | 0% | 0% | 0% |
| 4. Total | 100% | 100% | 100% | 100% |

In accordance with fair value guidance, we applied the following fair value hierarchy in order to measure fair value of our benefit plan assets:

Level 1 – Quoted prices for identical instruments in active markets that we have the ability to access. Financial assets utilizing Level 1 inputs include equity securities, mutual funds, money market funds and certain U.S. Treasury securities and obligations of U.S. government corporations and agencies.

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and inputs, other than quoted prices, that are observable in the marketplace for the financial instrument. The observable inputs are used in valuation models to calculate the fair value of the financial instruments. Financial assets utilizing Level 2 inputs include certain municipal, corporate and foreign bonds.

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or value drivers are unobservable. Level 3 inputs reflect our own assumptions about the assumptions a market participant would use in pricing an asset or liability. There are no securities that utilize Level 3 inputs.

To determine the fair value of securities in Level 1 and Level 2 of the fair value hierarchy, independent pricing sources have been utilized. One price is provided per security based on observable market data. To ensure securities are appropriately classified in the fair value hierarchy, we review the pricing techniques and methodologies of the independent pricing sources and believe that their policies adequately consider market activity, either based on specific transactions for the issue valued or based on modeling of securities with similar credit quality, duration, yield and structure that were recently traded. A variety of inputs are utilized including benchmark yields, reported trades, non-binding broker/dealer quotes, issuer spreads, two sided markets, benchmark securities, bids, offers and reference data including market research publications. Inputs may be weighted differently for any security, and not all inputs are used for each security evaluation. Market indicators, industry and economic events are also considered. This information is evaluated using a multidimensional pricing model. In addition, on a quarterly basis, we perform quality controls over values received from the pricing source (the "Trustee") which include comparing values to other independent pricing sources. In addition, we review annually the Trustee's auditor's report on internal controls in order to determine that their controls around valuing securities are operating effectively. We have not made any adjustments to the prices obtained from the independent sources.

The following table sets forth by level, within the fair value hierarchy, the pension plan assets at fair value as of December 31, 2011.

**Assets at Fair Value as of December 31, 2011**

| **Pension Plan** | **Level 1** | **Level 2** | **Level 3** | **Total** |
|---|---|---|---|---|
| | | (In thousands) | | |
| Domestic Mutual Funds | $ 58,699 | $ - | $ - | $ 58,699 |
| International Mutual Funds | 32,664 | - | - | 32,664 |
| Common Stocks | 45,770 | - | - | 45,770 |
| Corporate Bonds | - | 118,575 | - | 118,575 |
| U.S. Government Securities | 13,137 | - | - | 13,137 |
| Municipals | - | 18,362 | - | 18,362 |
| Foreign Bonds | - | 15,411 | - | 15,411 |
| Foreign Stocks | 3,130 | - | - | 3,130 |
| Total Assets at fair value | $ 153,400 | $ 152,348 | $ - | $ 305,748 |

Our pension plan portfolio is designed to achieve the following objectives over each market cycle and for at least 5 years:

Fixed income allocation

- Protect actuarial benefit payment stream through asset liability matching
- Reduce volatility of investment returns compared to actuarial benefit liability

Equity allocation

- Protect long tailed liabilities through the use of equity portfolio
- Achieve competitive investment results

The primary focus in developing asset allocation ranges for the portfolio is the assessment of the portfolio's investment objectives and the level of risk that is acceptable to obtain those objectives. To achieve these goals the minimum and maximum allocation ranges for fixed income securities and equity securities are:

| | **Minimum** | **Maximum** |
|---|---|---|
| Fixed income | 40% | 100% |
| Equity | 0% | 60% |
| Cash equivalents | 0% | 10% |

The following table sets forth by level, within the fair value hierarchy, the postretirement plan assets at fair value as of December 31, 2011.

**Assets at Fair Value as of December 31, 2011**

| Postretirement Plan | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| | | (In thousands) | | |
| Domestic Mutual Funds | $ 30,229 | $ - | $ - | $ 30,229 |
| International Mutual Funds | 12,349 | - | - | 12,349 |
| Total Assets at fair value | $ 42,578 | $ - | $ - | $ 42,578 |

Our postretirement plan portfolio is designed to achieve the following objectives over each market cycle and for at least 5 years:

- Total return should exceed growth in the Consumer Price Index
- Achieve competitive investment results

The primary focus in developing asset allocation ranges for the portfolio is the assessment of the portfolio's investment objectives and the level of risk that is acceptable to obtain those objectives. To achieve these goals the minimum and maximum allocation ranges for fixed income securities and equity securities are:

| | Minimum | Maximum |
|---|---|---|
| Fixed income | 0% | 10% |
| Equity | 90% | 100% |

Given the long term nature of this portfolio and the lack of any immediate need for significant cash flow, it is anticipated that the equity investments will consist of growth stocks and will typically be at the higher end of the allocation ranges above.

Investment in international oriented funds is limited to a maximum of 30% of the equity range. The current international allocation is invested in two mutual funds with 5% of the equity allocation in a fund which has the objective of investments primarily in equity securities of emerging markets countries, and 25% of the equity allocation in a fund investing in securities of companies based outside the United States. It invests in companies primarily based in Europe and the Pacific Basin, and includes common and preferred stocks, convertibles, ADR's, EDR's, bonds and cash. In addition to the foreign mutual funds, separately managed accounts have investments in equity securities of foreign corporations, and fixed income securities issued by foreign entities.

The following tables show the estimated future contributions and estimated future benefit payments.

| | Pension and Supplemental Executive Retirement Plans 12/31/2011 | Other Postretirement Benefits 12/31/2011 |
|---|---|---|
| | (In thousands) | |
| **Company Contributions** | | |
| Company Contributions for the Year Ending: | | |
| 1. Current | $ 20,316 | $ - |
| 2. Current + 1 | 984 | - |

| | Pension and Supplemental Executive Retirement Plans 12/31/2011 | Other Postretirement Benefits 12/31/2011 |
|---|---|---|
| | (In thousands) | |
| **Benefit Payments (Total)** | | |
| Actual Benefit Payments for the Year Ending: | | |
| 1. Current | $ 15,008 | $ 387 |
| Expected Benefit Payments for the Year Ending: | | |
| 2. Current + 1 | 10,377 | 907 |
| 3. Current + 2 | 11,383 | 1,033 |
| 4. Current + 3 | 14,051 | 1,227 |
| 5. Current + 4 | 14,194 | 1,318 |
| 6. Current + 5 | 15,098 | 1,472 |
| 7. Current + 6 – 10 | 95,553 | 10,686 |

Health care sensitivities

For measurement purposes, an 8.0% health care trend rate was used for benefits for retirees before they reach age 65 for 2011. In 2012, the rate is assumed to be 8.0%, decreasing to 5.0% by 2018 and remaining at this level beyond.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A 1% change in the health care trend rate assumption would have the following effects on other postretirement benefits:

| | 1-Percentage Point Increase | 1-Percentage Point Decrease |
|---|---|---|
| | (In thousands) | |
| Effect on total service and interest cost components | $ 573 | $ (408) |
| Effect on postretirement benefit obligation | 4,463 | (3,490) |

We have a profit sharing and 401(k) savings plan for employees. At the discretion of the Board of Directors, we may make a profit sharing contribution of up to 5% of each participant's eligible compensation. We provide a matching 401(k) savings contribution on employees' before-tax contributions at a rate of 80% of the first $1,000 contributed and 40% of the next $2,000 contributed. We recognized profit sharing expense and 401(k) savings plan expense of $3.6 million, $3.7 million and $3.1 million in 2011, 2010 and 2009, respectively.

## 14. Income taxes

Net deferred tax assets and liabilities as of December 31, 2011 and 2010 are as follows:

| | 2011 | 2010 |
|---|---|---|
| | (In thousands) | |
| Total deferred tax assets | $ 683,645 | $ 651,568 |
| Total deferred tax liabilities | (86,490) | (249,989) |
| Net deferred tax asset before valuation allowance | 597,155 | 401,579 |
| Valuation allowance | (608,761) | (410,333) |
| Net deferred tax liability | $ (11,606) | $ (8,754) |

The components of the net deferred tax liability as of December 31, 2011 and 2010 are as follows:

| | 2011 | 2010 |
|---|---|---|
| | (In thousands) | |
| Convertible debentures | $ (15,785) | $ (25,864) |
| Net operating loss | 506,614 | 432,827 |
| Loss reserves | 60,478 | 85,425 |
| Unrealized (appreciation) depreciation in investments | (42,009) | (31,379) |
| Mortgage investments | 18,944 | 17,934 |
| Deferred compensation | 17,447 | 19,080 |
| Investments in joint ventures | (3,018) | (165,598) |
| Premium deficiency reserves | 47,186 | 62,638 |
| Loss due to "other than temporary" impairments | 11,068 | 14,160 |
| Other, net | (3,770) | (7,644) |
| Net deferred tax asset before valuation allowance | 597,155 | 401,579 |
| Valuation allowance | (608,761) | (410,333) |
| Net deferred tax liability | $ (11,606) | $ (8,754) |

We review the need to adjust the deferred tax asset valuation allowance on a quarterly basis. We analyze several factors, among which are the severity and frequency of operating losses, our capacity for the carryback or carryforward of any losses, the expected occurrence of future income or loss and available tax planning alternatives. Based on our analysis and the level of cumulative operating losses, we have reduced our benefit from income tax through the recognition of a valuation allowance.

Beginning with the first quarter of 2009, any benefit from income taxes, relating to operating losses, has been reduced or eliminated by the establishment of a valuation allowance. During 2009, our deferred tax asset valuation allowance was reduced by the deferred tax liability related to $102.3 million of income that was recorded in other comprehensive income. During 2010, our deferred tax valuation allowance was increased due to a decrease in the deferred tax liability related to $63.5 million of losses that were recorded in other comprehensive income. During 2011, our deferred tax asset valuation allowance was reduced due to an increase in the deferred tax liability related to $2.3 million of income that was recorded in other comprehensive income. In the event of future operating losses, it is likely that the valuation allowance will be adjusted by any taxes recorded to equity for changes in other comprehensive income.

The effect of the change in valuation allowance on the benefit from income taxes was as follows:

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| | | (In thousands) | |
| Benefit from income taxes | $ (196,835) | $ (145,334) | $ (681,266) |
| Change in valuation allowance | 198,428 | 149,669 | 238,490 |
| Tax provision (benefit) | $ 1,593 | $ 4,335 | $ (442,776) |

The increase in the valuation allowance that was included in other comprehensive income was zero, $22.2 million and zero for the years ended December 31, 2011, 2010 and 2009, respectively. The total valuation allowance as of December 31, 2011, December 31, 2010 and December 31, 2009 was $608.8 million, $410.3 million and $238.5 million, respectively.

Legislation enacted in 2009 expanded the carryback period for certain net operating losses from 2 years to 5 years. A total benefit for income taxes of $282.0 million was recorded during 2009 in the Consolidated Statement of Operations for the carryback of 2009 losses. The refund related to these benefits was received in the second quarter of 2010.

Giving full effect to the carryback of net operating losses for federal income tax purposes, we have approximately $1,448 million of net operating loss carryforwards on a regular tax basis and $582 million of net operating loss carryforwards for computing the alternative minimum tax as of December 31, 2011. The increase in net operating carryforwards from operating losses during 2011 was partially offset by a onetime inclusion of taxable income. The taxable income related to the cancellation of indebtedness triggered by the conclusion of bankruptcy proceedings for C-BASS, a joint venture investment. Any unutilized carryforwards are scheduled to expire at the end of tax years 2029 through 2031.

The following summarizes the components of the provision for (benefit from) income taxes:

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| | | (In thousands) | |
| Current | $ 598 | $ 1,618 | $ (621,170) |
| Deferred | (945) | (19) | 175,194 |
| Other | 1,940 | 2,736 | 3,200 |
| Provision for (benefit from) income taxes | $ 1,593 | $ 4,335 | $ (442,776) |

We received zero, $289.1 million and $437.5 million in federal income tax refunds in 2011, 2010 and 2009, respectively. Proceeds received in 2010 were primarily from the carryback of 2009 losses. Proceeds received in 2009 were primarily from the redemption of tax and loss bonds. We did not own any tax and loss bonds at December 31, 2011, 2010, or 2009.

The reconciliation of the federal statutory income tax benefit rate to the effective income tax (benefit) rate is as follows:

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Federal statutory income tax benefit rate | (35.0)% | (35.0)% | (35.0)% |
| Valuation allowance | 41.0 | 41.6 | 13.5 |
| Tax exempt municipal bond interest | (5.4) | (10.5) | (3.6) |
| Other, net | (0.3) | 5.1 | - |
| Effective income tax (benefit) rate | 0.3% | 1.2% | (25.1)% |

The Internal Revenue Service ("IRS") completed separate examinations of our federal income tax returns for the years 2000 through 2004 and 2005 through 2007 and issued assessments for unpaid taxes, interest and penalties related to our treatment of the flow-through income and loss from an investment in a portfolio of residual interests of Real Estate Mortgage Investment Conduits ("REMICs"). This portfolio has been managed and maintained during years prior to, during and subsequent to the examination period. The IRS indicated that it did not believe that, for various reasons, we had established sufficient tax basis in the REMIC residual interests to deduct the losses from taxable income. The IRS assessment related to the REMIC issue is $190.7 million in taxes and penalties. There would also be applicable interest, which may be substantial. Additional state income taxes along with any applicable interest may become due when a final resolution is reached and could also be substantial. We appealed these assessments within the IRS and, in 2007, we made a payment of $65.2 million with the United States Department of the Treasury related to this assessment. In August 2010, we reached a tentative settlement agreement with the IRS.

Because net operating losses that we incurred in 2009 were carried back to taxable years that were included in the settlement agreement, it was subject to review by the Joint Committee on Taxation of Congress. Following that review, the IRS indicated that it is reconsidering the terms of the settlement. We are attempting to address the IRS' concerns, but there is a risk that we may not be able to settle the proposed adjustments with the IRS or, alternatively, that the terms of any final settlement will be more costly to us than the currently proposed settlement. In the event that we are unable to reach any settlement of the proposed adjustments, we would be required to litigate their validity in order to avoid a full concession to the IRS. Any such litigation could be lengthy and costly in terms of legal fees and related expenses. We adjusted our tax provision and liabilities for the effects of the tentative settlement agreement in 2010. The IRS' reconsideration of the terms of the settlement agreement did not change our belief that the previously recorded items are appropriate. However, we would need to make appropriate adjustments, which could be material, to our tax provision and liabilities if our view of the probability of success in this matter changes, and the ultimate resolution of this matter could have a material negative impact on our effective tax rate, results of operations, cash flows and statutory capital. In this regard, see Note 1 – "Nature of business -Capital."

The IRS is currently conducting an examination of our federal income tax returns for the years 2008 and 2009, which is scheduled to be completed in 2012. The adjustments that are currently proposed by the IRS are temporary in nature and would have no material effect on the financial statements.

Under current guidance, when evaluating a tax position for recognition and measurement, an entity shall presume that the tax position will be examined by the relevant taxing authority that has full knowledge of all relevant information. The interpretation adopts a benefit recognition model with a two-step approach, a more-likely-than-not threshold for recognition and derecognition, and a measurement attribute that is the greatest amount of benefit that is cumulatively greater than 50% likely of being realized. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

| | Unrecognized tax benefits | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | | (In thousands) | |
| Balance at beginning of year | $ 109,282 | $ 91,117 | $ 87,965 |
| Additions based on tax positions related to the current year | - | - | 258 |
| Additions for tax positions of prior years | 798 | 18,165 | 2,894 |
| Reductions for tax positions of prior years | - | - | - |
| Settlements | - | - | - |
| Balance at end of year | $ 110,080 | $ 109,282 | $ 91,117 |

The total amount of the unrecognized tax benefits that would affect our effective tax rate is $97.5 million. We recognize interest accrued and penalties related to unrecognized tax benefits in income taxes. During 2011, we recognized $0.8 million in interest. As of December 31, 2011 and 2010, we had $26.7 million and $25.9 million of accrued interest related to uncertain tax positions, respectively. The statute of limitations related to the consolidated federal income tax return is closed for all years prior to 2000. Although the IRS is reconsidering the terms of our settlement agreement with them, as discussed above, if approved our total amount of unrecognized tax benefits would be reduced by $104.0 million during 2012, while after taking into account prior payments and the effect of available NOL carrybacks, any net cash outflows would approximate $23 million.

**15. Shareholders' equity**

In April 2010 we completed the public offering and sale of 74,883,720 shares of our common stock at a price of $10.75 per share. We received net proceeds of approximately $772.4 million, after deducting underwriting discount and offering expenses. The shares of common stock sold were newly issued shares.

We have 28.9 million authorized shares reserved for conversion under our convertible debentures and 25.7 million authorized shares reserved for conversion under our convertible senior notes. (See Note 8 – "Debt")

We have a Shareholders Rights Agreement (the "Agreement") that seeks to diminish the risk that our ability to use our net operating losses ("NOLs") to reduce potential future federal income tax obligations may become substantially limited and to deter certain abusive takeover practices. The benefit of the NOLs, would be substantially limited, and the timing of the usage of the NOLs could be substantially delayed, if we were to experience an "ownership change" as defined by Section 382 of the Internal Revenue Code.

Under the Agreement each outstanding share of our Common Stock is accompanied by one Right. The Distribution Date occurs on the earlier of ten days after a public announcement that a person has become an Acquiring Person, or ten business days after a person announces or begins a tender offer in which consummation of such offer would result in a person becoming an Acquiring Person. An Acquiring Person is any person that becomes, by itself or together with its affiliates and associates, a beneficial owner of 5% or more of the shares of our Common Stock then outstanding, but excludes, among others, certain exempt and grandfathered persons as defined in the Agreement. The Rights are not exercisable until the Distribution Date. Each Right will initially entitle shareholders to buy one-half of one share of our Common Stock at a Purchase Price of $25 per full share (equivalent to $12.50 for each one-half share), subject to adjustment. Each exercisable Right (subject to certain limitations) will entitle its holder to purchase, at the Rights' then-current Purchase Price, a number of our shares of Common Stock (or if after the Shares Acquisition Date, we are acquired in a business combination, common shares of the acquiror) having a market value at the time equal to twice the Purchase Price. The Rights will expire on August 17, 2012, or earlier as described in the Agreement. The Rights are redeemable at a price of $0.001 per Right at any time prior to the time a person becomes an Acquiring Person. Other than certain amendments, the Board of Directors may amend the Rights in any respect without the consent of the holders of the Rights.

**16. Dividend restrictions**

Our insurance subsidiaries are subject to statutory regulations as to maintenance of policyholders' surplus and payment of dividends. The maximum amount of dividends that the insurance subsidiaries may pay in any twelve-month period without regulatory approval by the Office of the Commissioner of Insurance of the State of Wisconsin is the lesser of adjusted statutory net income or 10% of statutory policyholders' surplus as of the preceding calendar year end. Adjusted statutory net income is defined for this purpose to be the greater of statutory net income, net of realized investment gains, for the calendar year preceding the date of the dividend or statutory net income, net of realized investment gains, for the three calendar years preceding the date of the dividend less dividends paid within the first two of the preceding three calendar years.

The senior notes, convertible senior notes and convertible debentures, discussed in Note 8 – "Debt", are obligations of MGIC Investment Corporation, our holding company, and not of its subsidiaries. The payment of dividends from our insurance subsidiaries, which prior to raising capital in the public markets in 2008 and 2010 had been the principal source of our holding company cash inflow, is restricted by insurance regulation. MGIC is the principal source of dividend-paying capacity. In 2009 through 2011, MGIC has not paid any dividends to our holding company. In 2012, MGIC and our other insurance subsidiaries cannot pay any dividends to our holding company without approval from the OCI.

In the fourth quarter of 2008, we suspended the payment of dividends to shareholders.

## 17. Statutory capital

Accounting Principles

The accounting principles used in determining statutory financial amounts differ from GAAP, primarily for the following reasons:

Under statutory accounting practices, mortgage guaranty insurance companies are required to maintain contingency loss reserves equal to 50% of premiums earned. Such amounts cannot be withdrawn for a period of ten years except as permitted by insurance regulations. With regulatory approval a mortgage guaranty insurance company may make early withdrawals from the contingency reserve when incurred losses exceed 35% of net premiums earned in a calendar year. Changes in contingency loss reserves impact the statutory statement of operations. Contingency loss reserves are not reflected as liabilities under GAAP and changes in contingency loss reserves do not impact GAAP operations. A premium deficiency reserve that may be recorded on a GAAP basis when present value of expected future losses and expenses exceeds the present value of expected future premiums and already established loss reserves, may not be recorded on a statutory basis if the present value of expected future premiums and already established loss reserves and statutory contingency reserves, exceeds the present value of expected future losses and expenses. On a GAAP basis, when calculating a premium deficiency reserve policies are grouped based on how they are acquired, serviced and measured. On a statutory basis, a premium deficiency reserve is calculated on all policies in force.

Under statutory accounting practices, insurance policy acquisition costs are charged against operations in the year incurred. Under GAAP, these costs are deferred and amortized as the related premiums are earned commensurate with the expiration of risk.

Under statutory accounting practices, purchases of tax and loss bonds are accounted for as investments. Under GAAP, purchases of tax and loss bonds are recorded as payments of current income taxes.

Under statutory accounting practices, changes in deferred tax assets and liabilities are recognized as a separate component of gains and losses in statutory surplus. Under GAAP, changes in deferred tax assets and liabilities are recorded on the statement of operations as a component of the (benefit) provision for income tax.

Under statutory accounting practices, fixed maturity investments are generally valued at amortized cost. Under GAAP, those investments which we do not have the ability and intent to hold to maturity are considered to be available-for-sale and are recorded at fair value, with the unrealized gain or loss recognized, net of tax, as an increase or decrease to shareholders' equity.

Under statutory accounting practices, certain assets, including certain deferred tax assets, designated as non-admitted assets, are charged directly against statutory surplus. Such assets are reflected on the GAAP financial statements.

The statutory net income, surplus and the contingency reserve liability of the insurance subsidiaries (excluding the non-insurance subsidiaries of our parent company), as well as the surplus contributions made to MGIC and other insurance subsidiaries and dividends paid by MGIC to us, are included below. The surplus amounts included below are the combined surplus of our insurance operations as utilized in our risk-to-capital calculations.

| Year Ended December 31, | Net (loss) Income | Surplus | Contingency Reserve |
|---|---|---|---|
| | | (In thousands) | |
| 2011 | $ (436,277) | $ 1,657,349 | $ 4,104 |
| 2010 | 113,651 | 1,692,392 | 5,480 |
| 2009 | (44,669) | 1,442,407 | 417,587 |

| Year Ended December 31, | Additions to the surplus of MGIC from parent company funds | Additions to the surplus of other insurance subsidiaries from parent company funds | Dividends paid by MGIC to the parent company |
|---|---|---|---|
| | | (In thousands) | |
| 2011 | $ 200,000 | $ - | $ - |
| 2010 | 200,000 | - | - |
| 2009 | - | - | - |

Statutory capital

The Office of the Commissioner of Insurance of Wisconsin is MGIC's principal insurance regulator. To assess a mortgage guaranty insurer's capital adequacy, Wisconsin's insurance regulations require that a mortgage guaranty insurance company maintain "policyholders position" of not less than a minimum computed under a formula. Policyholders position is the insurer's net worth or surplus, contingency reserve and a portion of the reserves for unearned premiums, with credit given for authorized reinsurance. The minimum required by the formula depends on the insurance in force and whether the loans insured are primary insurance or pool insurance and further depends on the LTV ratio of the individual loans and their coverage percentage (and in the case of pool insurance, the amount of any deductible). If a mortgage guaranty insurer does not meet MPP it may be prohibited from writing new business until its policyholders position meets the minimum.

Some states that regulate us have provisions that limit the risk-to-capital ratio of a mortgage guaranty insurance company to 25 to 1. This ratio is computed on a statutory basis for our insurance entities and is our net risk in force divided by our policyholders' position. Policyholders' position consists primarily of statutory policyholders' surplus, plus the statutory contingency reserve. The statutory contingency reserve is reported as a liability on the statutory balance sheet. A mortgage insurance company is required to make annual contributions to the contingency reserve of approximately 50% of net earned premiums. These contributions must generally be maintained for a period of ten years. However, with regulatory approval a mortgage insurance company may make early withdrawals from the contingency reserve when incurred losses exceed 35% of net earned premium in a calendar year. If an insurance company's risk-to-capital ratio exceeds the limit applicable in a state, it may be prohibited from writing new business in that state until its risk-to-capital ratio falls below the limit.

At December 31, 2011, MGIC exceeded MPP by approximately $185 million, and we exceeded MPP by approximately $249 million on a combined basis. At December 31, 2011 MGIC's risk-to-capital was 20.3 to 1 and was 22.2 to 1 on a combined basis. See Note 1 – "Nature of business – Capital" for a discussion of our capital plans.

**18. Share-based compensation plans**

We have certain share-based compensation plans. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period which generally corresponds to the vesting period. The fair value of awards classified as liabilities is remeasured at each reporting period until the award is settled. Awards under our plans generally vest over periods ranging from one to five years.

We have a stock incentive plan that was adopted in May 2011. When the 2011 plan was adopted, no further awards could be made under our previous 2002 plan. All share based compensation granted in 2011 was granted under the 2002 plan prior to the adoption of the 2011 plan. The purpose of the 2011 plan is to motivate and incent performance by and to retain the services of, key employees and non-employee directors through receipt of equity-based and other incentive awards under the plan. The maximum number of shares of stock that can be awarded under the 2011 plan is 7.0 million. Awards issued under the plan that are subsequently forfeited will not count against the limit on the maximum number of shares that may be issued under the plan. In addition, shares used for income tax withholding or used for payment of the exercise price of an option will not be counted against such limit. The plan provides for the award of stock options, stock appreciation rights, restricted stock and restricted stock units, as well as cash incentive awards. No awards may be granted after May 5, 2021 under the 2011 plan. The exercise price of options is the closing price of the common stock on the New York Stock Exchange on the date of grant. The vesting provisions of options, restricted stock and restricted stock units are determined at the time of grant. Shares issued under the 2011 plan are treasury shares if available, otherwise they will be newly issued shares. Treasury shares will continue to be issued for nonvested unit awards under the 2002 plan.

The compensation cost that has been charged against income for the share-based plans was $12.1 million, $13.7 million and $15.2 million for the years ended December 31, 2011, 2010 and 2009, respectively. The related income tax benefit, before valuation allowance, recognized for the share-based compensation plans was $4.2 million, $1.5 million and $5.3 million for the years ended December 31, 2011, 2010 and 2009, respectively.

A summary of option activity in the stock incentive plans during 2011 is as follows:

| | Weighted Average Exercise Price | Shares Subject to Option |
|---|---|---|
| Outstanding, December 31, 2010 | $ 60.08 | 1,749,700 |
| Granted | - | - |
| Exercised | - | - |
| Forfeited or expired | 58.28 | (329,200) |
| Outstanding, December 31, 2011 | $ 60.50 | 1,420,500 |

There were no options granted or exercised in 2011, 2010 or 2009.

The following is a summary of stock options outstanding, all of which are exercisable, at December 31, 2011:

| | Options Outstanding and Exercisable | | |
|---|---|---|---|
| Exercise Price Range | Shares | Remaining Average Life (years) | Weighted Average Exercise Price |
| $43.70 - 43.70 | 349,500 | 1.1 | $ 43.70 |
| $63.80 - 68.20 | 1,071,000 | 1.1 | $ 65.98 |
| Total | 1,420,500 | 1.1 | $ 60.50 |

The aggregate intrinsic value of options outstanding and options exercisable at December 31, 2011 was zero. The aggregate intrinsic value represents the total pre-tax intrinsic value based on our closing stock price of $3.73 as of December 31, 2011 which would have been received by the option holders had all option holders exercised their options on that date. Because our closing stock price at December 31, 2011 was below all exercise prices, none of the outstanding options had any intrinsic value.

A summary of restricted stock or restricted stock unit activity during 2011 is as follows:

| | Weighted Average Grant Date Fair Market Value | Shares |
|---|---|---|
| Restricted stock outstanding at December 31, 2010 | $ 14.69 | 3,457,266 |
| Granted | 8.94 | 1,368,295 |
| Vested | 8.32 | (1,698,956) |
| Forfeited | 60.01 | (180,843) |
| Restricted stock outstanding at December 31, 2011 | $ 12.88 | 2,945,762 |

At December 31, 2011, the 2.9 million shares of restricted stock outstanding consisted of 2.3 million shares that are subject to performance conditions ("performance shares") and 0.6 million shares that are subject only to service conditions ("time vested shares"). The weighted-average grant date fair value of restricted stock granted during 2010 and 2009 was $6.82 and $3.11, respectively. The fair value of restricted stock granted is the closing price of the common stock on the New York Stock Exchange on the date of grant. The total fair value of restricted stock vested during 2011, 2010 and 2009 was $14.9 million, $8.5 million and $1.3 million, respectively.

As of December 31, 2011, there was $22.6 million of total unrecognized compensation cost related to nonvested share-based compensation agreements granted under the 2002 Plan. Of this total, $21.6 million of unrecognized compensation costs relate to performance shares and $1.0 million relates to time vested shares. The unrecognized costs associated with the performance shares may or may not be recognized in future periods, depending upon whether or not the performance conditions are met. The cost associated with the time vested shares is expected to be recognized over a weighted-average period of 0.2 years.

During 2011, we also granted 449,350 shares that will be settled as cash payments over the vesting period under the 2002 stock incentive plan. The grant date fair value of these restricted share units was $8.94 in 2011. During 2011, 5,400 shares of this grant were forfeited. As of December 31, 2011, there was $1.0 million of total unrecognized compensation cost related to nonvested shares under this grant. The unrecognized compensation cost associated with this grant is expected to be recognized over a period of 2.1 years.

At December 31, 2011, 7.0 million shares were available for future grant under the 2011 stock incentive plan.

## 19. Leases

We lease certain office space as well as data processing equipment and autos under operating leases that expire during the next six years. Generally, rental payments are fixed.

Total rental expense under operating leases was $5.4 million, $6.3 million and $6.8 million in 2011, 2010 and 2009, respectively.

At December 31, 2011, minimum future operating lease payments are as follows (in thousands):

| | |
|---|---|
| 2012 | $ 4,379 |
| 2013 | 3,151 |
| 2014 | 1,098 |
| 2015 | 294 |
| 2016 and thereafter | 137 |
| Total (1) | $ 9,059 |

(1) Minimum payments have not been reduced by minimum sublease rentals of $525 thousand due in the future under noncancelable subleases.

**20. Litigation and contingencies**

Consumers are bringing a growing number of lawsuits against home mortgage lenders and settlement service providers. Mortgage insurers, including MGIC, have been involved in litigation alleging violations of the anti-referral fee provisions of the Real Estate Settlement Procedures Act, which is commonly known as RESPA, and the notice provisions of the Fair Credit Reporting Act, which is commonly known as FCRA. MGIC's settlement of class action litigation against it under RESPA became final in October 2003. MGIC settled the named plaintiffs' claims in litigation against it under FCRA in December 2004, following denial of class certification in June 2004. Since December 2006, class action litigation has been brought against a number of large lenders alleging that their captive mortgage reinsurance arrangements violated RESPA. On December 11, 2011, seven mortgage insurers (including MGIC) and a large mortgage lender (which was the named plaintiffs' lender) were named as defendants in a complaint, alleged to be a class action, filed in U.S. District Court for the Central District of California. On December 30, 2011, a similar complaint was filed in the U.S. District Court for the Eastern District of Pennsylvania by different plaintiffs against the same seven mortgage insurers and another large lender. The complaints in both cases alleged various causes of action related to the captive mortgage reinsurance arrangements of these two mortgage lenders, including that the defendants violated RESPA by paying excessive premiums to the lenders' captive reinsurer in relation to the risk assumed by that captive. The named plaintiffs' loans were not insured by MGIC. MGIC denies any wrongdoing and intends to vigorously defend itself against the allegations in the lawsuits. There can be no assurance that we will not be subject to further litigation under RESPA (or FCRA) or that the outcome of any such litigation, including the lawsuits mentioned above, would not have a material adverse effect on us.

In June 2005, in response to a letter from the New York Insurance Department, we provided information regarding captive mortgage reinsurance arrangements and other types of arrangements in which lenders receive compensation. In February 2006, the New York Insurance Department requested MGIC to review its premium rates in New York and to file adjusted rates based on recent years' experience or to explain why such experience would not alter rates. In March 2006, MGIC advised the New York Insurance Department that it believes its premium rates are reasonable and that, given the nature of mortgage insurance risk, premium rates should not be determined only by the experience of recent years. In February 2006, in response to an administrative subpoena from the Minnesota Department of Commerce (the "MN Department"), which regulates insurance, we provided the MN Department with information about captive mortgage reinsurance and certain other matters. We subsequently provided additional information to the MN Department, and beginning in March 2008, the MN Department has sought additional information as well as answers to questions regarding captive mortgage reinsurance on several occasions, including as recently as May 2011.

In addition, beginning in June 2008, and as recently as December 2011, we received various subpoenas from the U.S. Department of Housing and Urban Development ("HUD"), seeking information about captive mortgage reinsurance similar to that requested by the MN Department, but not limited in scope to the state of Minnesota. In January 2012, we received correspondence from the Consumer Financial Protection Bureau ("CFPB") indicating that the CFPB had opened an investigation into captive mortgage reinsurance premium ceding practices by private mortgage insurers. In that correspondence, the CFPB also requested certain information regarding captive mortgage reinsurance transactions in which we participated. Other insurance departments or other officials, including attorneys general, may also seek information about or investigate captive mortgage reinsurance.

Various regulators, including the CFPB, state insurance commissioners and state attorneys general may bring actions seeking various forms of relief, including civil penalties and injunctions against violations of RESPA. The insurance law provisions of many states prohibit paying for the referral of insurance business and provide various mechanisms to enforce this prohibition. While we believe our captive reinsurance arrangements are in conformity with applicable laws and regulations, it is not possible to predict the eventual scope, duration or outcome of any such reviews or investigations nor is it possible to predict their effect on us or the mortgage insurance industry.

We are subject to comprehensive, detailed regulation by state insurance departments. These regulations are principally designed for the protection of our insured policyholders, rather than for the benefit of investors. Although their scope varies, state insurance laws generally grant broad supervisory powers to agencies or officials to examine insurance companies and enforce rules or exercise discretion affecting almost every significant aspect of the insurance business. Given the recent significant losses incurred by many insurers in the mortgage and financial guaranty industries, our insurance subsidiaries have been subject to heightened scrutiny by insurance regulators. State insurance regulatory authorities could take actions, including changes in capital requirements or termination of waivers of capital requirements, that could have a material adverse effect on us. In addition, we are uncertain whether the CFPB, established by the Dodd-Frank Act to regulate the offering and provision of consumer financial products or services under federal law, will issue any rules or regulations that affect our business apart from any action it may take as a result of its investigation of captive mortgage reinsurance. Such rules and regulations could have a material adverse effect on us.

In September 2010, a housing discrimination complaint was filed against MGIC with HUD alleging that MGIC violated the Fair Housing Act and discriminated against the complainant on the basis of her sex and familial status when MGIC underwrote her loan for mortgage insurance. In May 2011, HUD commenced an administrative action against MGIC and two of its employees, seeking, among other relief, aggregate fines of $48,000. The HUD complainant elected to have charges in the administrative action proceed in federal court and in July 2011, the U.S. Department of Justice ("DOJ") filed a civil complaint in the U.S. District Court for the Western District of Pennsylvania against MGIC and these employees on behalf of the complainant. The complaint seeks redress for the alleged housing discrimination, including compensatory and punitive damages for the alleged victims and a civil penalty payable to the United States. MGIC denies that any unlawful discrimination occurred and disputes many of the allegations in the complaint.

In October 2010, a separate purported class action lawsuit was filed against MGIC by the HUD complainant in the same District Court in which the DOJ action is pending alleging that MGIC discriminated against her on the basis of her sex and familial status when MGIC underwrote her loan for mortgage insurance. In May 2011, the District Court granted MGIC's motion to dismiss with respect to all claims except certain Fair Housing Act claims.

MGIC intends to vigorously defend itself against the allegations in both the class action lawsuit and the DOJ lawsuit. Based on the facts known at this time, we do not foresee the ultimate resolution of these legal proceedings having a material adverse effect on us.

Five previously-filed purported class action complaints filed against us and several of our executive officers were consolidated in March 2009 in the United States District Court for the Eastern District of Wisconsin and Fulton County Employees' Retirement System was appointed as the lead plaintiff. The lead plaintiff filed a Consolidated Class Action Complaint (the "Complaint") in June 2009. Due in part to its length and structure, it is difficult to summarize briefly the allegations in the Complaint but it appears the allegations are that we and our officers named in the Complaint violated the federal securities laws by misrepresenting or failing to disclose material information about (i) loss development in our insurance in force, and (ii) C-BASS (a former minority-owned, unconsolidated, joint venture investment), including its liquidity. The Complaint also named two officers of C-BASS with respect to the Complaints' allegations regarding C-BASS. Our motion to dismiss the Complaint was granted in February 2010. In March 2010, plaintiffs filed a motion for leave to file an amended complaint. Attached to this motion was a proposed Amended Complaint (the "Amended Complaint"). The Amended Complaint alleged that we and two of our officers named in the Amended Complaint violated the federal securities laws by misrepresenting or failing to disclose material information about C-BASS, including its liquidity, and by failing to properly account for our investment in C-BASS. The Amended Complaint also named two officers of C-BASS with respect to the Amended Complaint's allegations regarding C-BASS. The purported class period covered by the Amended Complaint began on February 6, 2007 and ended on August 13, 2007. The Amended Complaint sought damages based on purchases of our stock during this time period at prices that were allegedly inflated as a result of the purported violations of federal securities laws. In December 2010, the plaintiffs' motion to file an amended complaint was denied and the Complaint was dismissed with prejudice. In January 2011, the plaintiffs appealed the February 2010 and December 2010 decisions to the United States Court of Appeals for the Seventh Circuit; during oral argument before the Appeals Court regarding the case on January 12, 2012, the plaintiffs confirmed the appeal was limited to issues regarding C-BASS. In June 2011, the plaintiffs filed a motion with the District Court for relief from that court's judgment of dismissal on the ground of newly discovered evidence consisting of transcripts the plaintiffs obtained of testimony taken by the Securities and Exchange Commission in its now-terminated investigation regarding C-BASS. We are opposing this motion and the matter is awaiting decision by the District Court. We are unable to predict the outcome of these consolidated cases or estimate our associated expenses or possible losses. Other lawsuits alleging violations of the securities laws could be brought against us.

We understand several law firms have, among other things, issued press releases to the effect that they are investigating us, including whether the fiduciaries of our 401(k) plan breached their fiduciary duties regarding the plan's investment in or holding of our common stock or whether we breached other legal or fiduciary obligations to our shareholders. We intend to defend vigorously any proceedings that may result from these investigations.

With limited exceptions, our bylaws provide that our officers and 401(k) plan fiduciaries are entitled to indemnification from us for claims against them.

In December 2009, Countrywide filed a complaint for declaratory relief in the Superior Court of the State of California in San Francisco against MGIC. This complaint alleges that MGIC has denied, and continues to deny, valid mortgage insurance claims submitted by Countrywide and says it seeks declaratory relief regarding the proper interpretation of the insurance policies at issue. In October 2011, the United States District Court for the Northern District of California, to which the case had been removed, entered an order staying the litigation in favor of the arbitration proceeding we commenced against Countrywide in February 2010.

In the arbitration proceeding, we are seeking a determination that MGIC is entitled to rescind coverage on the loans involved in the proceeding. From January 1, 2008 through December 31, 2011, rescissions of Countrywide-related loans mitigated our paid losses on the order of $435 million. This amount is the amount we estimate we would have paid had the loans not been rescinded. On a per loan basis, the average amount that we would have paid had the loans not been rescinded was approximately $72,100. Various materials exchanged by MGIC and Countrywide bring into the dispute loans we did not previously consider to be Countrywide-related and loans on which MGIC rescinded coverage subsequent to those specified at the time MGIC began the proceeding (including loans insured through the bulk channel), and set forth Countrywide's contention that, in addition to the claim amounts under policies it alleges MGIC has improperly rescinded, Countrywide is entitled to other damages of almost $700 million as well as exemplary damages. Countrywide and MGIC have each selected 12 loans for which a three-member arbitration panel will determine coverage. While the panel's determination will not be binding on the other loans at issue, the panel will identify the issues for these 24 "bellwether" loans and strive to set forth findings of fact and conclusions of law in such a way as to aid the parties to apply them to the other loans at issue. The hearing before the panel on the bellwether loans was scheduled to begin in September 2012, but we and Countrywide have agreed that the parties will take steps to delay the hearing at least 60 days.

We intend to defend MGIC against any further proceedings arising from Countrywide's complaint and to advocate MGIC's position in the arbitration, vigorously. Although it is reasonably possible that, when the proceedings are completed, there will be a determination that we were not entitled to rescind in all cases, we are unable to make a reasonable estimate or range of estimates of the potential liability. Under ASC 450-20, an estimated loss is accrued for only if we determine that the loss is probable and can be reasonably estimated. Therefore, we have not accrued any reserves that would reflect an adverse outcome in this proceeding. An accrual for an adverse outcome in this (or any other) proceeding would be a reduction to our capital.

At December 31, 2011, 38,127 loans in our primary delinquency inventory were Countrywide-related loans (approximately 22% of our primary delinquency inventory). Of these 38,127 loans, we expect a significant portion will cure their delinquency or be rescinded and will not involve paid claims. From January 1, 2008 through December 31, 2011, of the claims on Countrywide-related loans that were resolved (a claim is resolved when it is paid or rescinded; claims that are submitted but which are under review are not resolved until one of these two outcomes occurs), approximately 78% were paid and the remaining 22% were rescinded.

The flow policies at issue with Countrywide are in the same form as the flow policies that we use with all of our customers, and the bulk policies at issue vary from one another, but are generally similar to those used in the majority of our Wall Street bulk transactions. Because our rescission practices with Countrywide do not differ from our practices with other servicers with which we have not entered into settlement agreements, an adverse result in the Countrywide proceeding may adversely affect the ultimate result of rescissions involving other servicers and lenders. From January 1, 2008 through December 31, 2011, we estimate that total rescissions mitigated our incurred losses by approximately $3.1 billion, which included approximately $2.6 billion of mitigation on paid losses, excluding $0.6 billion that would have been applied to a deductible. At December 31, 2011, we estimate that our total loss reserves were benefited from rescissions by approximately $0.7 billion.

In addition to the rescissions at issue with Countrywide, we have a substantial pipeline of claims investigations and pre-rescission rebuttals (including those involving loans related to Countrywide) that we expect will eventually result in future rescissions. For additional information about rescissions as well as rescission settlement agreements, see Note 9 – "Loss reserves."

MGIC and Freddie Mac disagree on the amount of the aggregate loss limit under certain pool insurance policies insuring Freddie Mac that share a single aggregate loss limit. We believe the initial aggregate loss limit for a particular pool of loans insured under a policy decreases to correspond to the termination of coverage for that pool under that policy while Freddie Mac believes the initial aggregate loss limit remains in effect until the last of the policies that provided coverage for any of the pools terminates. The aggregate loss limit is approximately $535 million higher under Freddie Mac's interpretation than under our interpretation. We account for losses under our interpretation although it is reasonably possible that were the matter to be decided by a third party our interpretation would not prevail. The differing interpretations had no effect on our results until the second quarter of 2011. For 2011, our incurred losses would have been $192 million higher in the aggregate had they been recorded based on Freddie Mac's interpretation, and our capital and Capital Requirements would have been negatively impacted. We expect the incurred losses that would have been recorded under Freddie Mac's interpretation will continue to increase in future quarters. We have discussed the disagreement with Freddie Mac in an effort to resolve it and expect that these discussions will continue.

In addition to the matters described above, we are involved in other legal proceedings in the ordinary course of business. In our opinion, based on the facts known at this time, the ultimate resolution of these ordinary course legal proceedings will not have a material adverse effect on our financial position or results of operations.

Our mortgage insurance business utilizes its underwriting skills to provide an outsourced underwriting service to our customers known as contract underwriting. As part of our contract underwriting activities, we are responsible for the quality of our underwriting decisions in accordance with the terms of the contract underwriting agreements with customers. We may be required to provide certain remedies to our customers if certain standards relating to the quality of our underwriting work are not met, and we have an established reserve for such obligations. Through December 31, 2011, the cost of remedies provided by us to customers for failing to meet the standards of the contracts has not been material. Claims for remedies may be made a number of years after the underwriting work was performed. A material portion of our new insurance written through the flow channel in recent years, including for 2006 and 2007, has involved loans for which we provided contract underwriting services. We believe the rescission of mortgage insurance coverage on loans for which we provided contract underwriting services may make a claim for a contract underwriting remedy more likely to occur. Beginning in the second half of 2009, we experienced an increase in claims for contract underwriting remedies, which continued into 2011. Hence, there can be no assurance that contract underwriting remedies will not be material in the future.

See Note 14 – "Income taxes" for a description of federal income tax contingencies.

## 21. Unaudited quarterly financial data

| 2011: | Quarter First | Second | Third | Fourth | 2011 Year |
|---|---|---|---|---|---|
| | (In thousands, except share data) | | | | |
| Net premiums written | $ 274,463 | $ 270,399 | $ 255,745 | $ 263,773 | $ 1,064,380 |
| Net premiums earned | 288,546 | 284,454 | 275,094 | 275,741 | 1,123,835 |
| Investment income, net of expenses | 56,543 | 55,490 | 48,898 | 40,339 | 201,270 |
| Loss incurred, net | 310,431 | 459,552 | 462,654 | 482,070 | 1,714,707 |
| Change in premium deficiency reserves | (9,018) | (11,035) | (12,388) | (11,709) | (44,150) |
| Underwriting and other operating expenses | 57,550 | 54,043 | 52,477 | 50,680 | 214,750 |
| Interest expense | 26,042 | 26,326 | 25,761 | 25,142 | 103,271 |
| Net income (loss) | (33,661) | (151,732) | (165,205) | (135,294) | (485,892) |
| Income (loss) per share (a): | | | | | |
| Basic | (0.17) | (0.75) | (0.82) | (0.67) | (2.42) |
| Diluted | (0.17) | (0.75) | (0.82) | (0.67) | (2.42) |

| 2010: | Quarter First | Second | Third | Fourth (b) | 2010 Year |
|---|---|---|---|---|---|
| | (In thousands, except share data) | | | | |
| Net premiums written | $ 256,058 | $ 295,346 | $ 278,982 | $ 271,409 | $ 1,101,795 |
| Net premiums earned | 271,952 | 309,174 | 296,496 | 291,125 | 1,168,747 |
| Investment income, net of expenses | 68,859 | 62,868 | 58,465 | 57,061 | 247,253 |
| Loss incurred, net | 454,511 | 320,077 | 384,578 | 448,375 | 1,607,541 |
| Change in premium deficiency reserves | (13,566) | (10,619) | (8,887) | (18,275) | (51,347) |
| Underwriting and other operating expenses | 59,945 | 54,050 | 57,606 | 53,541 | 225,142 |
| Interest expense | 21,018 | 25,099 | 26,702 | 25,770 | 98,589 |
| Net income (loss) | (150,091) | 24,551 | (51,528) | (186,667) | (363,735) |
| Income (loss) per share (a): | | | | | |
| Basic | (1.20) | 0.14 | (0.26) | (0.93) | (2.06) |
| Diluted | (1.20) | 0.13 | (0.26) | (0.93) | (2.06) |

(a) Due to the use of weighted average shares outstanding when calculating earnings per share, the sum of the quarterly per share data may not equal the per share data for the year.

(b) In prior periods, the liability associated with premium to be returned on claim payments is included in loss reserves and changes to this estimate affect losses incurred. See Note 3 – "Summary of significant accounting policies – Revenue recognition."

# Directors

**James A. Abbott**
*Chairman and Principal*
American Security Mortgage Corp.
Charlotte, NC
A mortgage banking company

**Curt S. Culver**
*Chairman and Chief Executive Officer*
MGIC Investment Corporation
Milwaukee, WI

**Thomas M. Hagerty**
*Managing Director*
Thomas H. Lee Partners, L.P.
Boston, MA
A private investment firm

**Timothy A. Holt**
*Former Senior Vice President and Chief Investment Officer*
Aetna, Inc.
Hartford, CT
A diversified health care benefits company

**Kenneth M. Jastrow, II**
*Non-Executive Chairman*
Forestar Group Inc.
Austin, TX
A company engaged in various real estate and natural resource businesses

**Daniel P. Kearney**
*Business Consultant and Private Investor*
Chicago, IL

**Michael E. Lehman**
*Former Chief Financial Officer*
Palo Alto Networks, Inc.
Sunnyvale, CA
A network security firm

**William A. McIntosh**
*Former Executive Committee Member and Managing Director*
Salomon Brothers Inc
New York, NY
An investment banking firm

**Leslie M. Muma**
*Former President and Chief Executive Officer*
Fiserv, Inc.
Brookfield, WI
A financial industry automation products and services company

**Donald T. Nicolaisen**
*Former Chief Accountant*
United States Securities and Exchange Commission
Washington, DC

**Mark M. Zandi**
*Chief Economist*
Moody's Analytics, Inc.
West Chester, PA
A risk measurement and management firm

# Officers

## MGIC Investment Corporation

**Chairman and Chief Executive Officer**
Curt S. Culver

**President and Chief Operating Officer**
Patrick Sinks

**Executive Vice Presidents**
Jeffrey H. Lane
*General Counsel and Secretary*

J. Michael Lauer
*Chief Financial Officer*

**Senior Vice President**
James A. Karpowicz
*Chief Investment Officer and Treasurer*

**Vice President**
Timothy J. Mattke
*Controller and Chief Accounting Officer*

## Mortgage Guaranty Insurance Corporation

**Chairman and Chief Executive Officer**
Curt S. Culver

**President and Chief Operating Officer**
Patrick Sinks

**Executive Vice Presidents**
Jeffrey H. Lane
*General Counsel and Secretary*

J. Michael Lauer
*Chief Financial Officer*

Lawrence J. Pierzchalski
*Risk Management*

**Senior Vice Presidents**
Gregory A. Chi
*Information Services and Chief Information Officer*

Carla A. Gallas
*Claims*

James A. Karpowicz
*Chief Investment Officer and Treasurer*

Steven T. Snodgrass
*Capital Markets*

Cheryl L. Webb
*Field Operations*

Michael J. Zimmerman
*Investor Relations*

**Vice Presidents**
Gary A. Antonovich
*Internal Audit*

Stephen M. Dempsey
*Managing Director*

Sandra K. Dunst
*Claims Operations*

Edward G. Durant
*Analytic Services*

David A. Greco
*Credit Policy*

Ralph J. Gundrum
*Loss Mitigation Counsel, Assistant General Counsel and Assistant Secretary*

Heidi A. Heyrman
*Regulatory Relations, Assistant General Counsel and Assistant Secretary*

Steven F. Himebauch
*National Accounts*

James J. Hughes
*Managing Director*

Malcom T. Hurst
*Sales*

Eric B. Klopfer
*Corporate Strategy*

Mark J. Krauter
*National Accounts*

Robin D. Mallory
*Managing Director*

Mark E. Marple
*Mortgage Banking Strategies*

Timothy J. Mattke
*Controller and Chief Accounting Officer*

Salvatore A. Miosi
*Marketing*

Jerome J. Murphy
*Field Operations*

Jeffrey N. Nielsen
*Financial Planning/Analysis*

Lisa M. Pendergast
*Assistant Treasurer*

Eric Rice
*Sales*

John R. Schroeder
*Risk Management*

Julie K. Sperber
*Assistant Controller*

Dan D. Stilwell
*Chief Compliance Officer, Assistant General Counsel and Assistant Secretary*

James R. Stirling
*Information Services and Chief Technology Officer*

Kurt J. Thomas
*Human Resources*

Steven M. Thompson
*Risk Management*

Martha F. Tsuchihashi
*Securities Law Counsel, Assistant General Counsel and Assistant Secretary*

Kathleen E. Valenti
*Loss Mitigation*

Bernhard W. Verhoeven
*Risk Management*

Carie L. Vos
*Claims Administration*

John S. Wiseman
*Managing Director*

Jerry L. Wormmeester
*National Accounts*

## Performance Graph

The graph below compares the cumulative total return on (a) our Common Stock, (b) a composite peer group index selected by us, (c) the Russell 2000 Financial Index and (d) the S&P 500. Our peer group index consists of Radian Group, Inc., The PMI Group, Inc. ("PMI") and Triad Guaranty Inc. ("Triad"). We selected this peer group because it includes each of the public companies, other than us, for which private mortgage insurance is the primary business. PMI and Triad ceased writing new private mortgage insurance in 2011 and 2008, respectively. We nevertheless include them in our peer group because they were writing business during a portion of the period covered by the graph below and because we prefer that our peer group consist of more than one company. Due to Triad's small market capitalization since 2008, Triad's returns have had little effect on the weighted average peer group return in 2009-2011.


120
100
80
60
40
20
0
2006
2007
2008
2009
2010
2011
Russell 2000 Financial Index
S&P 500
Peer Index (PMI, RDN & TGIC)
MGIC

| | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 |
|---|---|---|---|---|---|---|
| S&P 500 | 100 | 105 | 66 | 84 | 97 | 99 |
| Russell 2000 Financial Index | 100 | 81 | 58 | 56 | 65 | 61 |
| Peer Index (PMI, RDN & TGIC) | 100 | 25 | 5 | 9 | 10 | 2 |
| MGIC | 100 | 36 | 6 | 9 | 17 | 6 |

# Shareholder Information

The Annual Meeting

The Annual Meeting of Shareholders of MGIC Investment Corporation will convene at 9 a.m. Central Time on April 26, 2012 in the Bradley Pavilion of the Marcus Center for the Performing Arts, 929 North Water Street, Milwaukee, Wisconsin.

**10-K Report**

**Copies of the Annual Report on Form 10-K for the year ended December 31, 2011, filed with the Securities and Exchange Commission, are available without charge to shareholders on request from:**

**Secretary**
**MGIC Investment Corporation**
**P. O. Box 488**
**Milwaukee, WI 53201**

The Annual Report on Form 10-K referred to above includes as exhibits certifications from the Company's Chief Executive Officer and Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act. Following the 2011 Annual Meeting of Shareholders, the Company's Chief Executive Officer submitted a Written Affirmation to the New York Stock Exchange that he was not aware of any violation by the Company of the corporate governance listing standards of Exchange.

Transfer Agent and Registrar

Wells Fargo Bank Minnesota, N.A.
Shareowner Services
P. O. Box 64854
St. Paul, Minnesota 55164
(800) 468-9716

Corporate Headquarters

MGIC Plaza
250 East Kilbourn Avenue
Milwaukee, Wisconsin 53202

Mailing Address

P. O. Box 488
Milwaukee, Wisconsin 53201

Shareholder Services

(414) 347-6596

MGIC Stock

MGIC Investment Corporation Common Stock is listed on the New York Stock Exchange under the symbol MTG. At March 2, 2012, 202,030,282 shares were outstanding. The following table sets forth for 2010 and 2011 by quarter the high and low sales prices of the Common Stock on the New York Stock Exchange.

| | 2010 | | 2011 | |
|---|---|---|---|---|
| **Quarter** | **High** | **Low** | **High** | **Low** |
| 1st | $11.36 | $ 5.78 | $11.79 | $ 7.74 |
| 2nd | 13.80 | 6.87 | 9.64 | 5.41 |
| 3rd | 9.60 | 6.48 | 6.82 | 1.59 |
| 4th | 10.90 | 8.06 | 3.99 | 1.51 |

In October 2008, the Company's Board suspended payment of our dividend. Accordingly, no cash dividends were paid in 2010 or 2011. The payment of future dividends is subject to the discretion of our Board and will depend on many factors, including our operating results, financial condition and capital position. See Note 8 - "Debt" to our consolidated financial statements for dividend restrictions if we elect to defer interest on our Convertible Junior Debentures.

The Company is a holding company and the payment of dividends from its insurance subsidiaries is restricted by insurance regulations. For a discussion of these restrictions, see "Management's Discussion and Analysis – Liquidity and Capital Resources" and Note 16 – "Dividend restrictions" to our consolidated financial statements.

As of February 15, 2012, the number of shareholders of record was 125. In addition, we estimate that there are approximately 19,000 beneficial owners of shares held by brokers and fiduciaries.

**MGIC Investment Corporation**
MGIC Plaza, Milwaukee, Wisconsin 53202 • www.mgic.com


71-43167 3/12